

HOPEWELL HOLDINGS LIMITED
ANNUAL REPORT 2009
合和實業有限公司二零零九年年報

Stock Code 股份代號：54

MAPPING
THE FUTURE

STRENGTHEN EXISTING BASE, BUILD FOR THE FUTURE

Hopewell Holdings Limited, a Hong Kong-based group, was listed on the Stock Exchange of Hong Kong in 1972 (stock code: 54). Over the years, the Group has established a solid foundation in its core businesses of property and infrastructure in Hong Kong and the Pearl River Delta. Well recognized of its vision and pioneering projects, the Group adopts a long-term business strategy which facilitates the timely capture of high-potential business opportunities.

With our roots deeply planted in Wanchai, we have been an active player in the redevelopment and revitalization of the area since the late 1960s and witnessed its transformation into a major business centre. Looking ahead, our existing and new projects will constitute a strong property portfolio well positioned to capitalize on the strengths of Wanchai, and will play a significant role in mapping the future of this thriving district.



Strengthen Existing Base, Build for the Future


GardenEast
Wu Chung House
QRE Plaza
Hopewell Centre
利東街 Lee Tung Street
莊士敦道 Johnston Road
修頓遊樂場 Southorn Playground
太王東街 Tai Wong St E
皇后大道東 Queen's Road East
堅尼地道 Kennedy Road
船街 Ship Street
麥加力歌街 McGregor Street
胡忠大廈 Wu Chung House
合和中心 Hopewell Centre
合和中心二期 Hopewell Centre II
SHOPPING ARCADE

CONTENTS

FINANCIAL HIGHLIGHTS

Turnover (HK$m)



5,000
4,000
3,000
2,000
1,000
4,935
3,720
214
1,001
2,920
1,717
288
915
3,090
2,007
115
968
2007
2008
2009
Group's Attributable Share of Turnover of Jointly Controlled Entities
Treasury Income
Group Turnover

Earnings before Interest and Tax (HK$m)



3,000
2,500
2,000
1,500
1,000
500
2,703
1,442
1,261
1,894
796
1,098
1,899
837
1,062
2007
2008
2009
Other Segments
Infrastructure Segment

Profit Attributable to Equity Holders (HK$m)



6,000
5,000
4,000
3,000
2,000
1,000
2,643
5,979
1,681
2007
2008
2009

Return on Equity*



30%
25%
20%
15%
10%
13.0%
25.0%
7.8%
2007
2008
2009
Return on Equity

* Based on net profit before property revaluation gain and attributable deferred tax

Net Asset Value vs Market Value Per Share (HK$)



35
30
25
20
15
31.9
27.7
24.3
21.2
25.8
22.1
2007
2008
2009
Market Value Per Share
Net Asset Value Per Share

5-YEAR FINANCIAL SUMMARY

Consolidated Results (in HK$ million)	Year ended 30 June				
	2005 (restated)	2006 (restated)	2007 (restated)	2008 (restated)	2009
Turnover	634	823	1,001	915	968
Profit before taxation	2,329	2,685	3,154	6,868	2,219
Taxation	(74)	(68)	(112)	(339)	(221)
Profit before minority interests	2,255	2,617	3,042	6,529	1,998
Minority interests	(340)	(356)	(399)	(550)	(317)
Profit attributable to equity holders	**1,915**	**2,261**	**2,643**	**5,979**	**1,681**

Consolidated Balance Sheet (in HK$ million)	As at 30 June				
	2005 (restated)	2006 (restated)	2007 (restated)	2008 (restated)	2009
Investment properties	6,116	6,537	6,870	8,031	9,240
Property, plant and equipment	441	459	449	480	570
Prepaid land lease payment	791	973	983	969	909
Properties under development	201	232	336	443	382
Interests in jointly controlled entities	6,371	6,803	6,964	5,561	6,705
Long-term loans and receivables	1,216	1,039	283	55	25
Defeasance/pledged deposits	94	–	–	–	–
Other non-current assets	33	310	379	89	63
Current assets	4,233	4,884	7,959	12,357	5,888
Total assets	**19,496**	**21,237**	**24,223**	**27,985**	**23,782**
Non-current liabilities	(811)	(743)	(816)	(1,021)	(1,221)
Current liabilities	(905)	(545)	(1,314)	(681)	(574)
Total liabilities	**(1,716)**	**(1,288)**	**(2,130)**	**(1,702)**	**(1,795)**
Share based compensation reserves of a subsidiary	–	–	(2)	(4)	(3)
Minority interests	(2,430)	(2,823)	(3,021)	(3,232)	(2,601)
Shareholders' equity	**15,350**	**17,126**	**19,070**	**23,047**	**19,383**

Per Share Basis	2005 (restated)	2006 (restated)	2007 (restated)	2008 (restated)	2009
Basic earnings per share (HK cents)	214	252	294	666	**190**
Dividend per share (HK cents)	80	84	155	260	**472**
Interim	12	36	38	55	**40**
Final	38	48	82	40	**58**
Special	30	–	35	165	**374#**
Net asset value per share (HK$)	17.1	19.1	21.2	25.8	**22.1**

 # Including extraordinary special interim dividend of HK330 cents and distribution in specie of shares in HHI of HK43.7 cents.

Financial Ratios	2005 (restated)	2006 (restated)	2007 (restated)	2008 (restated)	2009
Net debt to equity	N/A	N/A	N/A	N/A	**N/A**
Return on equity	11.0%	11.2%	13.0%	25.0%	**7.8%**
Dividend payout ratio	43%	39%	57%	40%	**57%Δ**

Δ Excluding extraordinary special interim dividend of HK330 cents and distribution in specie of shares in HHI of HK43.7 cents.

CHAIRMAN'S STATEMENT

> "The Company believes that its strategic expressway network in the PRD region and its property investment portfolio will provide sustainable results and attractive yield to the shareholders of the Company in the long run."



I am pleased to report to shareholders that Hopewell Holdings Limited and its subsidiaries (the "Group") achieved satisfactory results for the financial year ended 30 June 2009. The Group's turnover for the year rose 6% to HK$3,090 million while the earnings before interest and tax increased marginally to HK$1,899 million as compared to last year. In the absence of substantial non-recurring exceptional gains, profit attributable to equity holders dropped 72% to HK$1,681 million from last year's HK$5,979 million (restated), the latter included exceptional gains of HK$4,791 million. Basic earnings per share was HK$1.90, representing a decrease of 71% over HK$6.66 (restated) of last year.

Final Dividend

The Board of Directors (the "Board") has proposed a final dividend of HK58 cents per share in respect of the year ended 30 June 2009. Together with the interim dividend of HK40 cents and an extraordinary special interim dividend of 330 cents per share already paid, total cash dividends for the year will be HK428 cents per share, representing an increase of 65% from last year's HK260 cents (which included special dividends in the total of HK165 cents per share).

The Company also paid a non-cash special interim dividend for the year, which was effected by way of a distribution in specie of shares in Hopewell Highway Infrastructure

Limited ("HHI"). Eligible shareholders received one ordinary share in HHI ("HHI Share") for every whole multiple of 10 ordinary shares in the Company held by them. An aggregate of 88,027,402 ordinary shares of HHI were distributed to the eligible shareholders. Based on the closing price of HHI Share as traded on The Stock Exchange of Hong Kong Limited ("Stock Exchange") on 31 March 2009 (the date of distribution of HHI Shares), the aggregate market value of the HHI Shares distributed to the eligible shareholders was approximately HK$385 million, which represents a distribution of approximately HK43.7 cents per share of the Company.

Total dividends for this year comprise cash dividends of HK428 cents per share and non-cash special interim dividend by way of a distribution in specie of HHI shares. Excluding the extraordinary special interim dividend of HK$3.3 per share and the non-cash special interim dividend by way of distribution in specie of shares, total dividends for this year represents a 57% payout of net profits (before effect of property revaluation gain).

Subject to approval of the shareholders at the forthcoming annual general meeting to be held on 13 October 2009, the proposed final dividend will be paid on or about 14 October 2009 to shareholders as registered at the close of business on 13 October 2009.

Closure of Register

The Register of Members of the Company will be closed from Wednesday, 7 October 2009 to Tuesday, 13 October 2009, both days inclusive, during which period no transfer of shares of the Company will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Tuesday, 6 October 2009.

Business Review

During the year under review, the financial tsunami originated in 2007 from the United States of America continued to affect the global economy and resulted in the collapse of global stock markets in September 2008 and the world-wide credit crunch in first half of 2009. The economies of The People's Republic of China ("PRC") and Hong Kong have inevitably been affected. Nonetheless, the PRC Central Government has adopted a series of measures to tackle the difficulties brought along by the financial crisis, including a proactive fiscal policy, a moderately loose monetary policy and a stimulus package in the order of RMB4 trillion. These measures have obtained initial success.

The economic growth of the Pearl River Delta ("PRD") region slowed down with a year-on-year growth rate in gross domestic product of about 10% for 2008. As the liberalization measures under the Mainland and Hong Kong Closer Economic Partnership Arrangement (the "CEPA") deepen, the economic integration of Hong Kong and the PRD region continues to accelerate. The economy of Hong Kong benefits from the integration and remains strong as evidenced in its robust domestic demand.

Properties — rental

The performance of the Group's investment properties remained strong for the year, with occupancy maintained at a high level while rental rates held strong. The total revenue from the Group's rental property business in Hong Kong achieved a growth of 14% as compared to last year, even though the spot rent experienced a mild downward adjustment in the last quarter of the financial year. The average occupancy rate of Hopewell Centre, the Group's flagship property, remained at a high level of about 93%. Several shops in Wu Chung House were acquired, further expanding the Group's portfolio in the area. During the year, the completion of GardenEast not only brought additional rental revenue, but also synergy to the Group's investment portfolio of retail properties in the Wanchai district. On Kowloon side, the rise in overall occupancy rate of the Hongkong International Trade and Exhibition Centre ("HITEC") boosted its rental revenue for the year by 18% when compared to last year.

Within the Group, the hospitality business was the most affected by the global financial crisis and the human swine influenza during the year, as well as the new PRC policy forbidding travel agencies from offering tour packages below cost. The average room occupancy rate of the Panda Hotel dropped slightly to 80% for the year. The total revenue of the Panda Hotel slightly decreased by 3% for the year, partly offset by the significant improvement in the banquet business which recorded a growth of 29%.

Properties — development

Hopewell Centre II: It has been 15 years since the Company's original plan for the Hopewell Centre II project was officially approved. After various rounds of consultation and internal review, the Company announced its revised plan in November 2008. This revised plan strikes a balance between economic development and environmental protection, under which the total number of storeys, floor area and hotel rooms have been drastically reduced while the original size of the green park and the scale of the road improvement works has remained intact and undiminished. This fully demonstrated the Company's commitment to building Wanchai a sustainable and modern business district.

Significant economic benefits will cascade from the project. At a cost of about HK$5 billion, it will usher in a revitalized Wanchai, creating over 4,000 jobs of different nature, during and after the construction period. The Company is committed to the project and will continue to drive it forward with an aim for completion in 2016.

Lee Tung Street Project: The Group has formed a joint venture project with Sino Land Company Limited ("Sino") which has successfully won the bid for the redevelopment of Lee Tung Street and McGregor Street (commonly called the "Lee Tung Street Project"), under Hong Kong's urban renewal plan administered by the Urban Renewal Authority ("URA"). Majority of the project is high-grade residential towers located in prime area which is linked by subway to the Wanchai MTR Station. Construction is planned to commence by the end of 2009.

Hopewell Centre II and the Lee Tung Street Project, are also expected to bring synergy with the Company's existing properties in Wanchai including Hopewell Centre, QRE Plaza and GardenEast.

Hopewell New Town in Huadu: The residential property market in the PRC, including Guangzhou, has rebounded significantly since the downturn in 2008. With the more relaxed mortgage policy of PRC banks toward first time buyers and the improvement in general economic environment, the sentiment in PRC residential property market stays positive.

The prospects of sale of residential units of Hopewell New Town in Huadu, due for sale in the fourth quarter of 2009, are brightening.

12 Broadwood Road: The superstructure work of 12 Broadwood Road, Happy Valley, a luxurious residential property development, is progressing ahead of schedule. It is currently planned to be completed in the second quarter of 2010.

Infrastructure

As for toll road business, the earnings before interest and tax for the year increased by 8% while the profit attributable to shareholders decreased by 47% as compared to last year, mainly due to the inclusion of the non-recurring gain on disposal of the Group's interests in the Guangzhou East-South-West Ring Road ("ESW Ring Road") and exchange gain from appreciation of Renminbi in last year's results. During the year, it was announced that the estimated total amount of investment for Phase II and Phase III of the Western Delta Route ("Phase II West" and "Phase III West" respectively) will be increased to RMB12.8 billion and the contribution of registered capital by HHI will be increased by the total amount of approximately RMB812 million, subject to the approval by the relevant PRC authorities. The construction of Phase II West remains on track and is planned to be completed by the end of June 2010. Application for project approval of Phase III West was made. Depending upon the approval progress, it is currently planned to commence the construction of Phase III West in 2010 with completion in approximately 3 to 4 years.

With the continuous growth in car ownership in Guangdong, traffic and toll revenue of Guangzhou-Shenzhen Superhighway ("GS Superhighway") from Class 1 small cars rose to a historical high since the opening of the GS Superhighway. Although the export sector in Guangdong was hit hard in the fourth quarter of 2008, there were signs that its impact on the traffic and toll revenue from Classes 4 and 5 commercial vehicles had stabilized after a drop in the first quarter of 2009.

The first unit of the ultra super-critical coal-fired power plant project in Heyuan City, Guangdong Province ("Heyuan Power Plant") commenced commercial operation in January 2009, with total electricity of 1,134GWh generated in the first half of 2009. The second unit has also commenced operation in August 2009. The project is expected to generate cleaner energy to Guangdong Province as well as satisfactory results for the Group.

Being part of our corporate social responsibility initiatives, the various green measures implemented for the Group's properties have produced good results for the year, including the significant energy savings after the installation of water cooled chillers in the Group's core buildings. In March 2009, Hopewell Centre has been qualified as *"Good Energy Performance"* under the Hong Kong Energy Efficiency Registration Scheme for Building administered by the Electrical and Mechanical Services Department of the Hong Kong Government.

As at the balance sheet date, the Group had no outstanding corporate debt and cash balances of about HK$5.3 billion (the Group (other than HHI subgroup) : HK$2.5 billion; HHI subgroup : HK$2.8 billion) and available committed banking facilities of HK$17.0 billion (the Group (other than HHI subgroup) : HK$13.4 billion; HHI subgroup : HK$3.6 billion). This strong financial position enables us to capture any good investment opportunities in future.

Prospects

The last few months of 2008 saw the worst decline in the world economic environment since the end of World War II. With conscious and forceful efforts taken by the governments of major countries, there are signs of stabilization throughout the world. The economic growth rate of PRC remains high among developing countries. Furthermore, the swift policy reactions and proactive stimulative measures put in place by the PRC government to reform the economic structure and to maintain the economic growth of the country will help ensure the sustainable development of the economy in the long run.

Growth of the property business comes from facility upgrading and expansion of the portfolio through new projects. Besides the planned completion of the luxurious residential rental property development at 12 Broadwood Road in second quarter of 2010, the Hopewell Centre II project and the Lee Tung Street Project allow the Group to benefit from the revitalization of Wanchai. Upon the completion of Hopewell Centre II, the Group's property and hospitality operations will be expanded significantly.

With the completion of the Phase II West, the total length of the toll expressway in operation will be increased by about one-third, thus the recurring income base of the infrastructure business will be further enhanced. It is currently targeted that breakeven in cash flow would be achieved for the first year's operation of Phase II West. Further integration between Hong Kong and Guangdong will see freer cross-border vehicular traffic flow, enhancing the potential road users on the highway system.

As to the power business, the second unit of the Heyuan Power Plant has commenced operation in August 2009. Upon full operation, the Heyuan Power Plant is targeted to generate satisfactory return to the Group. In view of the consistent and strong demand for clean renewable electricity power, the Group is also actively developing its own technology for large-scale wind turbines. The Company believes that the power industry will continue to benefit from the steadily growing demand for electricity in the PRC as a whole.

Following the announcement of a series of urban integration agreements by Guangzhou and neighbouring Foshan City and the further liberalization measures under the CEPA, the pace of economic integration of the PRD region, Hong Kong and Macau will continue to accelerate. This will foster the economic development of the PRD region as well as Hong Kong and the Group's focused investment within such regions will benefit. The Company believes that its strategic expressway network in the PRD region and its property investment portfolio will provide sustainable results and attractive yield to the shareholders of the Company in the long run.

Change of Director

Ir. Leo Kwok Kee LEUNG was appointed a Non-Executive Director of the Company with effect from 1 July 2009. He has resigned from the board of directors of HHI on the same day.

Acknowledgement

I would like to take this opportunity to thank our shareholders, customers, suppliers and business partners for their continuous support and contribution. I would also like to express my gratitude to my fellow directors, management team and all staff members for their loyalty, support and hard work. Their efforts are invaluable in contributing to the strong performance of the Group in the past year and for future years to come.

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Hong Kong, 26 August 2009

PROFILE OF DIRECTORS



EXECUTIVE DIRECTORS

Sir Gordon Ying Sheung WU *GBS, KCMG, FICE*

Aged 73, he is the Chairman of the Board of the Company. He is also the Chairman of HHI, the listed subsidiary of the Company, and a director of various subsidiaries of the Company.

He graduated from Princeton University with a Bachelor of Science degree in engineering in 1958. As one of the founders of the Company, he was the Managing Director from 1972 to December 2001 before he became the Chairman. He was responsible for the Company's infrastructure projects in the PRC and South-East Asia and has been involved in the design and construction of numerous buildings and development projects in Hong Kong, the PRC and overseas, including the Shajiao B power plant which received the British Construction Industry Award and setting a world record of completion within 22 months. He is husband of Lady WU Ivy Sau Ping KWOK *JP*, a Non-Executive Director of the Company and father of Mr. Thomas Jefferson WU, Co-Managing Director of the Company.

He is very active in civic activities and community service, his civic and community duties include:

In the PRC

Deputy Director	Chinese People's Political Consultative Conference – Overseas Chinese Affairs Committee
Director	United Nations Association of China
Advisor	China Development Bank

In Hong Kong

Vice President	The Real Estate Developers Association of Hong Kong
Patron	Hong Kong Logistic Association
Honorary Vice President	Hong Kong Football Association Limited

Sir Gordon received Honorary Doctorate Degrees from Hong Kong Polytechnic University, University of Strathclyde, UK, University of Edinburgh, UK, Lingnan University, Hong Kong and City University of Hong Kong. He is a Fellow of The Institution of Civil Engineers, UK, The Chartered Institute of Logistics and Transport in Hong Kong and Hong Kong Academy of Engineering Sciences. He is also a Honorary Fellow of Australian Society of Certified Practising Accountants. He has been appointed the Honorary Consul of The Republic of Croatia in the Hong Kong SAR. His other awards include:

Honorary Citizen

- The City of New Orleans, USA
- The City of Guangzhou, PRC
- The City of Foshan, PRC
- The City of Shenzhen, PRC
- The District of Shunde, PRC
- The District of Nanhai, PRC
- The District of Huadu, PRC
- The Province of Quezon, the Philippines

Awards and Honours	Year of Award
• Officer de L'Ordre de la Couronne by HM Albert II, the King of Belgium	2007
• The Order of Croatian Danica with figure of Blaz Lorkovic by the Republic of Croatia	2007
• Gold Bauhinia Star (G.B.S.) by the Hong Kong SAR	2004
• Leader of the Year 2003 (Business/Finance) by Sing Tao Newspaper Group	2004
• Personality of the Year 2003 by the Asian Freight & Supply Chain Awards	2003
• Knight Commander of the Order of St. Michael and St. George for Services to British Exports by the Queen of England	1997
• Industry All-Star by Independent Energy, USA	1996
• International CEO of the Year by George Washington University, USA	1996
• Among "the Best Entrepreneurs" by Business Week	1994
• Man of the Year by the International Road Federation, USA	1994
• Business Man of the Year by the South China Morning Post and DHL	1991
• Asia Corporate Leader by Asia Finance Magazine, HK	1991
• Chevalier de L'Ordre de la Couronne by the King of Belgium	1985



Mr. Eddie Ping Chang HO

Aged 76, he has been the Managing Director of the Company since January 2002 and the Vice Chairman of the Company since August 2003. He is the Chairman of the Remuneration Committees of the Company, Vice Chairman of HHI and a director of various subsidiaries of the Company. He was previously the Deputy Managing Director since the Company was listed on the Stock Exchange in 1972. He has extensive experience in implementation of property development and major infrastructure strategic development projects and has been involved in developing all of the Company's projects in the PRC, including highway, hotel and power station projects. He is also a director and 50% beneficial owner of HCNH Insurance Brokers Limited, of which the Group has a minority stake. He is an Honorary Citizen of the cities of Guangzhou, Foshan and Shenzhen, and the Shunde District in the PRC. He is father of Mr. Eddie Wing Chuen HO Junior, an Executive Director of the Company.



Mr. Thomas Jefferson WU

Aged 36, an Executive Director of the Company since June 2001 and the Chief Operating Officer since January 2002. He was appointed Deputy Managing Director of the Company in August 2003 and was promoted to Co-Managing Director of the Company in July 2007. He is also the Managing Director of HHI and a director of various subsidiaries of the Company. He is responsible for the overall management of the Company.

Mr. WU joined the Company in 1999 as manager of Executive Committee Office, and was promoted to Group Controller in March 2000. He has been involving in the review of the Company's operational performance, strategic planning and organizational effectiveness and has upgraded its financial and management accounting systems. He holds a Master of Business Administration degree from Stanford University and a Bachelor of Science degree in Mechanical and Aerospace Engineering from Princeton University.

In 2006, the World Economic Forum selected Mr. WU as a "Young Global Leader". He is a Standing Committee member and a member of the Huadu District Committee of The Chinese People's Political Consultative Conference and an Honorary Citizen of the City of Guangzhou in the PRC. Mr. WU is also a member of the Advisory Committee of the Securities and Futures Commission, a member of the Pan-Pearl River Delta Panel of the Central Policy Unit of the Hong Kong SAR Government, a member of the China Trade Advisory Committee of Hong Kong Trade Development Council, a member of the Hong Kong SAR Government Steering Committee on the Promotion of Electric Vehicles, a council member of The Hong Kong Polytechnic University, a member of the Court of The Hong Kong University of Science and Technology, Vice Chairman of The Chamber of Hong Kong Listed Companies, a member of the board of directors of The Community Chest of Hong Kong and The Hong Kong Sports Institute Limited, the Honorary Consultant of the Institute of Accountants Exchange, Honorary President of the Association of Property Agents and Realty Developers of Macau, Honorary President of the Association of Huadu in Macau, Vice Chairman of the Chinese Ice Hockey Association, Honorary President of the Macau Ice Sports Federation, Chairman of Hong Kong Amateur Hockey Club Limited and Hong Kong Academy of Ice Hockey Limited and an independent director of Melco Crown Entertainment Limited.

Mr. WU is a son of Sir Gordon Ying Sheung WU, Chairman of the Board and Lady WU Ivy Sau Ping KWOK, Non-Executive Director of the Company.



Mr. Josiah Chin Lai KWOK

Aged 57, he was appointed Deputy Managing Director of the Company in January 2002 and is also a director of various subsidiaries of the Company. He is a solicitor by training. Previously, he worked as a consultant to the Company on various important projects such as Guangzhou-Shenzhen-Zhuhai Superhighway, Shajiao B and C Power Stations, etc. Afterwards, he worked as Secretary for The Hong Kong Association of Banks, Legal Director of The Airport Authority, Hong Kong and Group Legal and Compliance Director of the BNP Paribas Peregrine Group.



Mr. Robert Van Jin NIEN

Aged 62 and an Executive Director of the Company since 1980. He is a director of various subsidiaries of the Company and a non-executive director of Uni-Asia Finance Corporation, a company listed in Singapore. He holds a Master of Business Administration degree from University of Pennsylvania's Wharton Graduate Business School.



Mr. Albert Kam Yin YEUNG

Aged 58, he was appointed as an Executive Director of the Company in November 2002 and is also a director of various subsidiaries of the Company. He is an experienced architect and mainly responsible for overseeing property development and construction. Prior to joining the Company, he was a director of WMKY Limited from 1986 to 1998 and acted as a consultant of the Company's development and construction projects. He holds a Bachelor of Architecture degree from the University of Hong Kong. He is a Registered Architect, an Authorized Person, and a member of The Hong Kong Institute of Architects and various professional bodies.



Mr. David Yau-gay LUI

Aged 64, he was appointed as an Executive Director of the Company in 1997 and is currently a director of certain subsidiaries of the Company. He was previously a director of Hopewell (Thailand) Limited and has been involved in the Company's Bangkok Elevated Road and Train System project in Thailand since 1990. He was the Founding Director of Pat Davie Ltd., one of the leading interior design and contracting firms in Hong Kong.



Mr. Eddie Wing Chuen HO Junior

Aged 40, he was appointed as an Executive Director of the Company since August 2003 and is also a director of certain subsidiaries of the Company. He joined the Company in 1994 and held various management positions, including Director of Marketing and Sales and Deputy General Manager, at the Company's Hongkong International Trade and Exhibition Centre in Kowloon Bay. He is now involved in the power plant business. He holds a Bachelor of Arts degree from California State University in the United States. He is a son of Mr. Eddie Ping Chang HO, the Vice Chairman and Managing Director of the Company.



Mr. Barry Chung Tat MOK

Aged 51, he was appointed an Executive Director of both the Company and HHI in August 2005. He is responsible for overseeing the finance and investor relations functions of the Company. He has a Bachelor Degree in Economics/ Accounting from the University of Reading, United Kingdom. He has extensive knowledge in corporate finance and project finance. He was previously the Chief Executive of BOCI Capital Limited.



Mr. William Wing Lam WONG

Aged 52, he was appointed an Executive Director of the Company in January 2007. He has a Bachelor Degree in Land Economy from Aberdeen University, United Kingdom and is a Registered Professional Surveyor. He has over 20 years of experience in property and land matters. He has been an Associate Director of the Company since May 2005. He is mainly responsible for property sales and leasing and currently a director of certain subsidiaries of the Company. Prior to joining the Company, he was a Director of Savills (Hong Kong) Limited, an international property consultants firm.

NON-EXECUTIVE DIRECTORS

Mr. Henry Hin Moh LEE

Aged 81, he has been with the Company since the Company was listed in 1972. He is a Non-Executive Director and a Consultant of the Company. Prior to his retirement from executive duties of the Company in December 2001, he was responsible for real estate development and property rental and sales of the Company. He was actively engaged in the property business in Hong Kong. He is an Honorary Citizen of the city of Foshan and the Shunde district in the PRC.

Lady WU Ivy Sau Ping KWOK JP

Aged 60 and a Non-Executive Director of the Company, she joined the Board in August 1991. She serves on the committees and boards of numerous social organizations including Asian Cultural Council (Hong Kong), Asia Society and Hong Kong Red Cross. She is the wife of Sir Gordon Ying Sheung WU, Chairman of the Board and mother of Mr. Thomas Jefferson WU, Co-Managing Director of the Company.

Mr. Carmelo Ka Sze LEE

Aged 49, he was appointed as an Independent Non-Executive Director of the Company in March 2001 and was re-designated as a Non-Executive Director on 6 September 2004. He holds a Bachelor of Laws degree from the University of Hong Kong. He is a practicing solicitor and a partner of Messrs. Woo, Kwan, Lee & Lo, Solicitors & Notaries, which firm rendered professional services to the Company and received normal remuneration for such services. He is also a non-executive director of seven other public companies listed on the Stock Exchange, namely, China Pharmaceutical Group Limited, The Cross-Harbour (Holdings) Limited, Yugang International Limited, Y.T. Realty Group Limited, Safety Godown Company, Limited, Taifook Securities Group Limited and Termbray Industries International (Holdings) Limited. He is also an independent non-executive director of KWG Property Holding Limited and Ping An Insurance (Group) Company of China, Ltd, two other public companies listed on the Stock Exchange. He is also a deputy chairman of the Listing Committee of the Stock Exchange.

Ir. Leo Kwok Kee LEUNG

Aged 50, a Non-Executive Director of the Company since 1 July 2009, he joined a subsidiary of the Company in 1993. He was previously in-charge of the architecture, engineering and construction of all in-house projects of the Company for about 10 years before he was transferred to HHI in 2003. He is an experienced engineer and an expert in designing and applying slipform and climbform techniques. He worked for Ove Arup & Partners before joining the Company and acquired a wide range of design and construction experiences in Europe, Africa and Asia in highways, bridges, buildings, dams and tunnel structures. He graduated from Imperial College of the University of London with a Master of Science degree with Distinction in Earthquake Engineering and Structural Dynamics. He was also awarded a Bachelor of Science degree with First Class Honours from the Council for National Academic Awards in Civil Engineering as well as the Institution of Civil Engineers' Prize for his outstanding undergraduate performance. In 2004, he was further awarded the PRC National Class 1 Registered Structural Engineers qualification. He serves as committee members to a number of Professional Institutions and he was the Chairman of the Hong Kong Branch of The Institution of Highways and Transportation (2006-2007). He was an Executive Director of HHI from 2003 to 2009 and responsible for the planning, design, engineering and construction of projects within HHI.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Guy Man Guy WU

Aged 52 and an Independent Non-Executive Director of the Company, he joined the Board in 1987. He is also a member of the Audit Committee of the Company. He has a Bachelor of Science degree in industrial engineering from Purdue University, U.S.A. He is also the Managing Director of the Liverton Group and Video Channel Productions Limited.

Ms. Linda Lai Chuen LOKE

Aged 71 and an Independent Non-Executive Director of the Company, she joined the Board in August 1991 and is also a member of both the Audit Committee and the Remuneration Committee of the Company. A graduate of the University of California at Berkeley, she has over 30 years of professional experience in the securities and investment field. She was the emeritus Managing Director of Dean Witter Reynolds (Hong Kong) Limited and Vice President (Private Wealth Management) at Morgan Stanley Inc.

Mr. Lee Yick NAM

Aged 62, he was appointed as an Independent Non-Executive Director of the Company in September 2004 and is also an Independent Non-Executive Director of HHI. He is the Chairman of the Audit Committees and a member of the Remuneration Committees of both the Company and HHI. He holds a certificate in management studies from Carnegie Mellon University of the United States in 1977. He has over 30 years' experience in the banking, investment and finance industry. He was an Executive Director of Liu Chong Hing Bank from 1990 to 2001. Prior to that, he was a Vice President at Citibank, Mellon Bank and American Express Bank. He was a member of the Hong Kong Deposit Protection Board from 2004 to 2008 and Chairman of its Investment Committee from 2006 to 2008.





BUILDING FOR THE FUTURE

Well orchestrated commercial, hotel and residential property projects serving present needs and future aspirations.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review


the East
Queen's Road East

PROPERTIES

The Group's investment portfolio of rental properties includes:

Existing rental properties in operation

Property	Location	Use	Approximate GFA (sq. ft.)
Hopewell Centre	Wanchai, Hong Kong Island	Commercial and retail	840,000
HITEC	Kowloon Bay, Kowloon	Conference, exhibition and commercial	839,000
EMax	Kowloon Bay, Kowloon	Commercial and retail	900,000
Panda Place	Tsuen Wan, New Territories	Retail	221,000
QRE Plaza	Wanchai, Hong Kong Island	Commercial	77,000
GardenEast	Wanchai, Hong Kong Island	Residential and Commercial	96,500

Rental properties under development

Property	Location	Use	Approximate GFA (sq. ft.)
12 Broadwood Road	Happy Valley, Hong Kong Island	Residential	113,900

Occupancy rate of commercial properties

Avg. Occupancy Rate	FY08	FY09	Change %
Hopewell Centre	94%	93%	– 1%
HITEC Office	92%	91%	– 1%
EMax	79%	91%	+12%
Panda Place	83%	84%	+1%
QRE Plaza	21%	62%	+41%

Hong Kong Rental Property EBIT (HK$m)


HITEC
Hopewell Centre
Others
350
300
250
200
150
100
50
0
204
34
26
144
254
40
30
184
340
47
81
212
2007
2008
2009

Hopewell Centre and HITEC Average Occupancy (%)


HITEC
Hopewell Centre
100%
80%
60%
40%
20%
0%
64%
94%
92%
94%
91%
93%
2007
2008
2009

"The East"

"The East" is a brand name created for a dining and entertainment community conveniently located in Wanchai. First launched in December 2007, "The East" now comprises a cluster of retail outlets at Hopewell Centre, QRE Plaza, Wu Chung House and GardenEast with a total gross floor area of approximately 273,000 square feet. At present, 22 food and beverage outlets and 26 lifestyle stores are in operations. Through better coordinated marketing and promotional efforts, the branding is gradually building up. With the synergy achieved from the retail element of the different buildings involved and the upcoming redevelopment in Wanchai, we expect rental performance would be further enhanced.

the East
Queen's Road East

A. RENTAL

Hopewell Centre, Wanchai

Hopewell Centre, the 840,000-square-foot flagship of the Group's rental properties, recorded a 19% growth in rental income compared with last year and an average occupancy rate of 93%. Despite volatility in financial markets, the rental performance of the property was bolstered by stable occupancy over the year and improvement in rental rates. As part of its continuing efforts in providing quality environment and facilities to the tenants and retail customers of Hopewell Centre, the Group is currently refurbishing the lift lobby and carpark by phases after completing the modernization works of the office floors. The first phase of the carpark renovation was completed in May 2009. The Group has also implemented various green initiatives to improve the facilities of the property while saving energy and protecting the environment. Such constant enhancement has proved to be effective in drawing more and more professional and multi-national companies to relocate their offices to Hopewell Centre. Complemented by "The East" brand, the retail portion of Hopewell Centre has successfully attracted more quality food and beverage operators, offering a wider variety of dining choices to tenants and visitors of the building.

QRE Plaza, Wanchai

QRE Plaza, one of the key components of "The East", comprises 25 storeys and is conveniently connected to Hopewell Centre and Wu Chung House by a footbridge. Benefitting from its unique design together with "The East" promotion efforts, it has been attracting encouraging leasing response. In February 2009, the Town Planning Board agreed to rezone QRE Plaza site to "commercial" use, paving the way for full operation of the building. It further strengthens this 77,000 square-foot commercial building as a one-stop dining and entertainment hub to both retailers and diners. As of 30 June 2009, the occupancy rate was 79% and a further 9% of the total floor area is under active lease negotiation. Up to the middle of August 2009, occupancy rate reached 83%.



GardenEast, Wanchai

This newly completed 96,500-square-foot 28-storey property provides 216 high quality serviced apartments with three retail shops at the podium level. The occupation permit of the property was issued in September 2008. The development will be held for long-term investment. This conveniently located property offers stylish and high quality accommodation in the heart of Wanchai commercial district, targeting the lucrative market of expatriates and young professionals. Operations started in February 2009 and marketing of the shops and the apartments has obtained encouraging response. The second floor of the retail portion is leased to a stylish western restaurant. It is expected that the additional retail element will bring new momentum to "The East". As of 30 June 2009, about 60% of the serviced apartments were leased. Demand for quality serviced apartments remains strong and as of the middle of August 2009, around 82% of the total units have been leased with an additional 3% of the total units under active negotiation.



Wu Chung House, Wanchai

The property investment portfolio of the Group has been further strengthened after the acquisition of several retail outlets at Wu Chung House during the year under review. These premises, with a total gross floor area of 17,670 square feet, are fully let to a number of well-known retailers and provide enhanced rental revenue to the Group.

Hongkong International Trade and Exhibition Centre ("HITEC"), Kowloon Bay

HITEC, a commercial and retail complex comprising office, convention/exhibition halls and shopping mall known as EMax, provides unrivalled convenience and opportunities for event organizers and retail operators after repositioning into a top-notch multifaceted property in 2007.

For the year ended 30 June 2009, HITEC achieved a historical high overall average occupancy rate of 91% and rental income has been improving.

EMax, a 900,000-square-foot shopping and entertainment destination in HITEC, has attracted a wide variety of tenants offering food & beverage, pet accessories and services, home design and furniture, car show, bowling, retail and entertainment. The average retail occupancy rate of EMax increased from 79% for last year to 91% for the year ended 30 June 2009. After the opening of the tourist department store in the fourth quarter of 2008, the footfalls of visitors at EMax have increased remarkably. The visitor number is expected to grow further with the forthcoming opening of a new restaurant on the whole 14th Floor in September 2009 by an experienced operator as the flagship outlet.





Star Hall, the only large scale multi-purpose venue in Eastern Kowloon, measuring 30,000 square feet of column-free space capable of accommodating audiences up to 3,600, has completed its first year of full operation. Star Hall's first movie premiere in July 2009 has shown its capacity in hosting grand mega movie premieres and gained very positive feedback from the industry which immediately attracted subsequent bookings for movie premieres. After the first year of operation, Star Hall has firmly established itself as a popular venue for concerts, movie premieres, and banquets. Advance bookings of the venue have been made up to end of 2010. The business of Star Hall constitutes a major portion of convention and exhibition revenue of HITEC. The overall convention and exhibition revenue increased by 15 % compared with last year.

For the 650,000-square-foot office portion of HITEC, a portion of the floor area on 13th Floor has been converted from club operation into office space so as to bring more revenue for the property as a whole. Average occupancy rate for the office portion was 91% for the year ended 30 June 2009 as compared to 92% for last year.



Panda Place, Tsuen Wan

Panda Place, a 221,000-square-foot shopping mall situated on the lower floor and basement of the Panda Hotel, is located within convenient walking distance from both Tsuen Wan and Tai Wo Hau MTR stations. Since the completion of the major renovation works in the second half of 2005, the mall has provided retailers with excellent business opportunities. Aggressive leasing strategies and promotional activities have attracted a wide variety of the tenants covering food and beverage, fashion and accessories, home design, lifestyle, education and entertainment. Despite intense competition amongst other shopping malls in the district, the average occupancy rate of Panda Place reached 84% for the year ended 30 June 2009 and rental income for the year rose by 15% compared with last year. On-going upgrading works alongside trade-mix enhancement programs have been implemented to facilitate the shopping mall to become a dynamic and exciting landmark in Tsuen Wan.



B. HOSPITALITY

Panda Hotel, *Tsuen Wan*

During the year under review, the increase in supply of hotel rooms, the global financial crisis, the human swine influenza and the PRC's new travel policy forbidding agencies from offering tour packages below cost posed immense challenges for Panda Hotel and the tourism industry in Hong Kong.

Average room occupancy for the year decreased slightly to 80% while average room rate slid marginally as compared to last year. Since May 2009, the occupancy has remained low at around 50%, and room rates have remained soft, mainly due to the new travel policy. Total room revenue for the year was HK$134 million, representing a 6% decrease from last year. Total hotel revenue decreased by 3% to HK$204 million as compared to last year, partly offset by the significant improvement in the banquet business which grew by 29%. Mainland visitors made up the majority of our hotel guests while tourists from short-haul markets, corporate and long staying guests also contributed to a steady flow of guest arrivals.

To maintain the competitiveness of Panda Hotel in the market, flexible pricing strategy and various marketing programmes are being deployed to sustain the business volume. Furthermore, Panda Hotel will maintain tight control of expenses and staff cost, as well as speed up the ongoing guestroom renovation and facility upgrading plans in order to remain competitive and prepare for market rebound.

Although there was a market downturn for the restaurant business, the food and beverage operation of Panda Hotel has achieved a steady growth in its business volume. Total food and beverage revenue for the year was HK$67 million, which was 2% above that for last year.



Restaurant & Catering Services

The restaurant and catering services of the Group, comprising the food and beverage operations of the HITEC ("HITEC F&B"), Hopewell Food Industries Limited ("Hopewell Food") and Bayern Gourmet Food ("BGF") maintained the overall business volume at a similar level as last year.

The HITEC F&B continued to enjoy a steady growth in revenue of 7.2% to HK$77 million compared to last year. The improvement for the year is mainly attributed to the growth in patronage of EMax and Star Hall and the series of innovative promotions launched.

Hopewell Food operates the "R66 Revolving Restaurant"("R66") at Hopewell Centre and "The Queen's Palace Restaurant" at QRE Plaza. The revenue of R66 for the year was affected by the outbreak of human swine influenza and the global economic downturn, which led to a decrease in visitors' arrival to Hong Kong. Nonetheless, the R66, the only revolving restaurant in Hong Kong, continues to be a very popular venue amongst tourists and local residents. The Queen's Palace Restaurant, a specialized Chinese restaurant located at QRE Plaza, opened on 8 September 2008. Since its opening, it has attracted residents and office workers nearby.

The revenue of BGF for the year decreased by 10% to HK$90 million as compared to last year. Operating in a weak domestic consumption market, BGF has adopted stringent cost control measures and managed to achieve a slight increase in profit margin. BGF also took this opportunity to develop new products and explore new customer base in preparation for market rebound.




帝后殿

C. DEVELOPMENT

Hopewell Centre II, Wanchai

The Company revised the development plan of "Hopewell Centre II" in November 2008. This revised plan strikes a balance between economic development and environmental protection, under which the total number of storeys will be reduced to about 55 while the total floor area will be decreased to about 101,600 square metres. The height of the building, 210 metres above the principal datum, will be lower than the adjacent Hopewell Centre. Hopewell Centre II will be Hong Kong Island's first conference hotel with about 1,024 hotel rooms. The total investment is currently planned to be about HK$5 billion, including a HK$400 million road improvement plan, a green park open for public use and an extensive tree planting plan. The road improvement plan will help solve traffic problems in the area and enhance the safety of pedestrians.

Following the support of the Wan Chai District Council in January 2009, the related road improvement works of the project was gazetted on 9 April 2009. The 60-day period for submitting written opinions to the Government ended on 8 June 2009. Going forward, the Company will establish two preparatory committees for Hopewell Centre II Green Park and for Conservation and Revitalization of Nam Koo Terrace respectively. Members of the Committees will include district representatives and relevant professionals or experts. Under the current plan, Hopewell Centre II is targeted for completion in 2016. The Company will continue to strengthen its communications with various stakeholders and drive forward the project in line with established procedures.

Lee Tung Street Project, Wanchai

In June 2009, a joint venture company formed by the Company and Sino was awarded the tender for the Lee Tung Street Project in Wanchai by Urban Renewal Authority ("URA"). The 50:50 joint venture brings together our long term establishment and experience in Wanchai and Sino's strong track record in residential sales and experience in URA projects.

The Lee Tung Street/McGregor Street area is an iconic landmark that is widely known and full of historic value. Situated in a prime location on Hong Kong Island, together with a subway link to Wanchai MTR Station, the Lee Tung Street Project is also expected to bring superior transportation network to the area.



Southorn Playground
莊士敦道 Johnston Road
利東街 Lee Tung Street
皇后大道東 Queen's Road East
QRE Plaza
Hopewell Centre
胡忠大廈 Wu Chung House
Kennedy Road

The project is highlighted with its iconic and unique characteristics by incorporating redevelopment, heritage conservation, revitalisation and green elements.

The redevelopment project possesses a site area of approximately 88,500 square feet, and will provide a total gross floor area of about 835,000 square feet upon its completion. The project is planned to comprise about 731,000 square feet for residential use, 86,000 square feet for a themed shopping mall, and 18,000 square feet to be handed over to URA.

Under the present plan, the joint venture intends to invest about HK$8.3 billion in this project. Construction works is planned to commence before end of 2009 and be completed by 2015. Upon completion, the project will further strengthen the Company's rental properties portfolio under the commercial portion and enhance its properties income base through the provision of over 1,000 premium residential units, to be sold in 2013 at the earliest. The project is also expected to bring synergy to the Company's existing properties in Wanchai including Hopewell Centre, QRE Plaza and GardenEast.

Hopewell New Town, Huadu, Guangzhou

The Group owns a 95% interest in Hopewell New Town. The project is a composite development with a site area of approximately 610,200 square metres. It comprises apartments, townhouses, commercial and recreational facilities which are being developed in phases. Phase 1B comprises 6 apartment buildings of approximately 17,000 square metres. Phase 2 comprises 48 units of townhouses and 10 blocks of apartments with total gross floor area of approximately 95,000 square metres. Occupation permit for the 48 townhouses (approximately 14,000 square metres) of Phase 2 now being marketed has been obtained in June 2009. Some apartment units of both phases will be made available for sale in the fourth quarter of 2009 and





completion scheduled in first half of 2010. Under the current plan, a total of 419 units or approximately 55,000 square metres (of which approximately 25% are townhouses and 75% are apartments) of Phases 1B and 2 will be made available for sale in the financial year ending 30 June 2010. The planned total investment for Phase 1B and Phase 2 are about RMB50 million and RMB300 million respectively.

Despite the downturn of the PRC residential property market in 2008 in terms of both transaction volume and price, there have been signs of rapid recovery since early 2009. In Guangzhou, the purchasing power of home-buyers remains strong, and which supports the property price recovery. Furthermore, PRC banks have relaxed policies on some loan applications, particularly for first time home buyers, resulting in mortgage growth and a positive market sentiment. The long term outlook of Huadu's housing market is positive.

Liede Integrated Commercial (Operating Lease) Project, *Zhujiangxincheng, Guangzhou*

The project is situated at the Zhujiangxincheng region of Tianhe District, the central business district of Guangzhou. It has a planned total gross floor area of about 232,000 square metres (including basements). Pursuant to the agreement entered between a subsidiary of the Company and the landlord, Guangzhou Lie De Economic Company Limited ("Liede Company"), an integrated commercial property will be built jointly by both parties. The subsidiary of the Company will be responsible for fitting-out and equipping the property and the premises will be leased to the subsidiary of the Company after its completion under an operating lease arrangement. Under the present plan, the Group intends to invest not less than RMB1,000 million in this project. The development is planned to comprise a high quality commercial complex. The construction works are planned to start in the third quarter of 2010 with completion planned in 2015.

12 Broadwood Road, Happy Valley

The site is being redeveloped into a 45-storey luxurious apartment building with 78 residential units, a fully-equipped clubhouse, spacious landscaped areas and carparks. The property will be held for rental, targeting the premium residential market. The development has a gross floor area of approximately 113,900 square feet. Construction is progressing smoothly and the development is scheduled for completion in the second quarter of 2010. The currently planned total investment is about HK$700 million. Upon completion, the development will further strengthen the Group's recurring rental income base. Preliminary leasing plan is being formulated.



EXTENDING INTO THE FUTURE

Strategically located highway and power plant projects paving the way for future growth.






INFRASTRUCTURE

A. HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED ("HHI")

HHI mainly invests in, constructs and operates the GS Superhighway and the Western Delta Route, comprising Phase I, II and III, through the PRC joint ventures during the year.

For the year ended 30 June 2009, GS Superhighway and Phase I West recorded a decrease in aggregate average daily traffic of 2% to 342,000 vehicles and an increase in aggregate average daily toll revenue of 3% to RMB9.36 million. Both the toll revenue of GS Superhighway and Phase I West increased, and the aggregate total toll revenue amounted to RMB3,416 million.

In response to the rising operating costs, HHI continued to apply effective measures to control the costs and enhance the operating efficiency of the joint venture companies. These ongoing measures included promoting staff productivity, strengthening energy savings, containing the rise in administrative expenses and so on. In addition, HHI also reduced its finance costs by choosing flexible financial products offered by PRC banks with reasonable low interest rates to refinance loans bearing higher interest rates borrowed by the joint-venture companies.

The construction of Phase II West is planned to be completed and ready for operation by the end of June 2010. The opening of Phase II West to traffic will help expand HHI's toll revenue base. The application for the project approval of Phase III West is under review by the National Development and Reform Commission. Subject to the progress of approval, it is currently planned that construction of Phase III West will commence in 2010 and be completed in approximately 3 to 4 years. Although the market prices of construction materials have rebounded recently, they are still lower than those seen in September 2008 when HHI entered into agreements for further investments in Phase II West. Since the prices of the steel required to complete Phase II West have been locked up at levels below which were provided in the increased investment budget in September 2008, it is expected that the final construction cost of Phase II West will be lower than the budgeted cost of RMB7,200 million.

The economic development of the western bank of the PRD region will be integrated, optimized and accelerated in view of the initiatives laid down in the Outline of the Eleventh Five-Year Plan for the National Economic and Social Development in Guangdong Province and the Outline of the Plan for the Reform and Development of the PRD (2008–2020) promulgated by the National Development and Reform Commission in December 2008. Moreover, the construction of the Hong Kong-Zhuhai-Macau Bridge is expected to commence earlier in late 2009. All these will facilitate the further expansion and enhancement of the regional highway network, bringing synergy effect to the Western Delta Route.



In addition, it was also reported that the authorities concerned in PRC and Hong Kong have actively been studying to introduce a short-term quota for cross-border private cars. It is believed that arrangements are being considered to grant one-off cross-border licenses to Hong Kong registered private cars crossing the border at Shenzhen Bay Port before the end of 2009. HHI believes that such arrangements will be beneficial to GS Superhighway.



Project Summary

GUANGZHOU-SHENZHEN SUPERHIGHWAY

Location	Guangzhou to Shenzhen, Guangdong, PRC
Length	122.8 km
Lane	Total six lanes in dual directions
Class	Expressway
JV Contractual Operation Period	Jul 1997 – Jun 2027
Profit Sharing Ratio	Year 1-10: 50%; Year 11-20: 48%; Year 21-30: 45%


Guangzhou
Foshan
Dongguan
Shunde
Shenzhen
Zhongshan
Hong Kong
Zhuhai
Macau

Guangzhou-Shenzhen Superhighway

GS Superhighway is a 122.8 km long, fully lit, closed expressway with a total of six lanes in dual directions. Currently, it is the only expressway connecting Guangzhou, Dongguan, Shenzhen and Hong Kong. It is also the major artery in the PRD highway network with connections to Guangzhou Ring Road, Guangzhou Second Ring Road (northern and eastern sections), Humen Bridge and Changhu Expressway in Dongguan, Jihe Expressway and Nanping Expressway in Shenzhen, as well as some major cities, ports and airports in the region.

During the year under review, GS Superhighway's average daily traffic slid 2% to 314,000 vehicles as compared to that of last year, while its average daily toll revenue increased 3% to RMB8.95 million. The total annual toll revenue amounted to RMB3,266 million.

The maintenance and improvement works of the north-bound lanes of the Xintang to Dongguan section of GS Superhighway had been completed and the section was re-opened to traffic on 9 July 2008. Its toll revenue and traffic had gradually been

Class 1 — Average Daily Toll Revenue (FY2005-2009)


RMB'000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,231
3,673
4,144
3,815*
4,207
2005
2006
2007
2008
2009
Financial Year

Classes 4 & 5 — Average Daily Toll Revenue (FY2005-2009)


RMB'000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,245
1,385
1,959
1,731*
1,545
2005
2006
2007
2008
2009
Financial Year

* *Part of GS Superhighway closed for maintenance in phases during October 2007 to July 2008*

rebounding. However, since the fourth quarter of 2008, the import and export trades of Guangdong have slumped due to the financial tsunami and the global economic downturn. In the first half of 2009, the aggregate amount of imports and exports fell 21% as compared to the same period last year. In addition, due to the continuous implementation of the "Green-Lane" policy as well as the traffic diversion caused by the new roads nearby, the toll revenue and traffic of GS Superhighway recovered at a pace slower than expected. The traffic slightly dropped 2% as compared to that of last year. Nevertheless the traffic and toll revenue of Class 1 small cars rose to a historical high level, whereas that from Classes 4 and 5 commercial vehicles had stabilized after a drop in the first quarter of 2009. Currently, the daily toll revenue has rebounded to a level comparable to that of 2006 when the historical high of daily toll revenue was recorded. HHI believes that following the economic recovery of Guangdong, the traffic and toll revenue of GS Superhighway will regain their momentum of growth.

From mid-July to December of 2009, the section between Guangqing interchange and Cencun interchange of Guangzhou Northern Ring Road is completely closed



for maintenance works. Some vehicles may have to take a detour to enter or exit GS Superhighway. Preliminary observations showed that the closure would have minimal impact on the traffic and toll revenue of GS Superhighway.

HHI and the joint venture companies have always attached great importance to traffic safety. Over the years, ample resources have been deployed to upgrade and enhance the safety and service facilities of GS Superhighway, with a view to providing drivers with a safe, comfortable and speedy expressway. An intelligent traffic management system, jointly installed by the joint venture company and the Traffic Management

GUANGZHOU-SHENZHEN SUPERHIGHWAY

Average Daily Toll Revenue (RMB'm)


10
8
6
4
2
10.0
8.7
8.9
2007
2008
2009

Average Daily Traffic
No. of vehicles (in thousand)


400
300
200
100
324
320
314
2007
2008
2009

Annual Toll Revenue
(RMB'm)


4,000
3,000
2,000
1,000
3,663
3,189
3,266
2007
2008
2009

Department of Guangdong Provincial Public Security Bureau, was completed and put into operation in January 2009. GS Superhighway is now the first model toll expressway in Guangdong to have adopted such an intelligent system. The system helps further enhance the efficiency of traffic surveillance in detecting and handling traffic accidents so as to minimize congestions and casualties. In addition, in collaboration with the traffic police, the close supervision of the 100 plus traffic surveillance cameras along the road and the use of global positioning system installed in GS Superhighway's patrol and rescue vehicles, the joint venture company is able to attain the "4-Fast" principles of traffic accident handling, namely, "Fast Discovery, Fast Arrival, Fast Handling and Fast Clearance", to ensure smooth traffic.

In July 2008, HHI, through GS Superhighway's joint venture company, co-organized a large-scale, province-wide traffic safety educational promotion campaign with the Traffic Management Department of Guangdong Provincial Public Security Bureau. Over 100,000 volumes of Chinese literature «Analects of Confucius» inserted with traffic safety tips were distributed to the general public free of charge, for the dual purpose of promoting traffic safety and traditional Chinese culture.

Since the opening of the GS Superhighway over a decade, the joint venture company has developed into one of the most sizeable and well-managed corporations in PRC highway industry. In mid-2009, it sets up a corporate culture department so as to further strengthen its core values, promote management quality, enhance corporate competitiveness, foster cohesion and team spirit among the staff, and bring into full play the corporate mission of delivering quality services.

To meet the rising traffic demand, the feasibility study on widening GS Superhighway to an expressway with a total of ten lanes in dual directions is being conducted and fine-tuned. Upon completion, an application will be submitted to the authorities for approval according to the relevant regulations.

According to media reports, the construction works of the 49 km Dongguan section and the 30 km Shenzhen section of the Guangzhou-Shenzhen Coastal Expressway are planned to be completed by the end of 2010 and by the end of 2012 respectively. HHI will pay attention to its progress. Given GS Superhighway's strategic location in the highway network of the PRD region and its planned expansion into a ten-lane expressway, HHI believes that its leading position as the main artery within the region can hardly be surpassed.




Guangzhou
Foshan
Dongguan
Shunde
Shenzhen
Zhongshan
Hong Kong
Zhuhai
Macau

Project Summary

PHASE I WEST

Location	Guangzhou to Shunde, Guangdong, PRC
Length	14.7 km
Lane	Total six lanes in dual directions
Class	Expressway
JV Contractual Operation Period	Sep 2003 - Sep 2033
Profit Sharing Ratio	50%

Phase I of the Western Delta Route

The Western Delta Route is scheduled to be built in three phases. Its first phase, Phase I West, has commenced operation since April 2004. Phase I West is a 14.7 km closed expressway with a total of six lanes in dual directions connecting ESW Ring Road to the north, and National Highway 105 and Bigui Road of Shunde to the south. Currently, it is the only expressway linking Guangzhou and Shunde. Phase I West made profits and generated positive cash flow in its first full year of operation in financial year 2004/05.

The growth in traffic and toll revenue of Phase I West slackened during the year, primarily because of the slump in import and export trades in Guangdong and the mutual recognition of vehicles' annual passes between Guangzhou and Foshan since October 2008. Under this mutual recognition, vehicles of either city are exempted from paying toll for using grade 1 toll roads and toll bridges of the other city. Moreover, the substantial growth in traffic and toll revenue of Phase I West last year after ESW Ring Road became toll-free since September 2007 resulted in higher base figures. During the year, Phase I West's average daily traffic was 28,000 vehicles which was comparable to that of last year, and average daily toll revenue rose 1% to RMB409,000. The total annual toll revenue amounted to RMB149 million.

From mid-July to December of 2009, the section between Guangqing interchange and Cencun interchange of Guangzhou Northern Ring Road is completely closed for maintenance works. Some vehicles may detour ESW Ring Road to access GS Superhighway. This may cause traffic congestion in ESW Ring Road at the section linking Phase I West and may affect the latter's traffic and toll revenue. However, since mid-August 2009 to end March 2010, the Sanshan West Bridge leading to the Sanshan Container Port in Nanhai is fully closed for maintenance works. Most vehicles, especially trucks, are to be diverted to Phase I West according to the recent traffic police public notice. Taking into account of the net effect of the two closures, it is expected that the traffic and toll revenue of Phase I West will have a mild growth in the coming year.

According to the highway network planning of Guangzhou and Foshan, several highways currently under planning or construction will be connected to Phase I West upon completion in the next few years. These include Foshan First Ring Road extension link, Pingzhou-Danzao Expressway and Pingzhou-

PHASE I WEST

Average Daily Toll Revenue (RMB thousand)


500
400
300
200
100
376
406
409
2007
2008
2009

Average Daily Traffic
No. of vehicles (in thousand)


30
25
20
15
10
26
28
28
2007
2008
2009

Annual Toll Revenue
(RMB'm)


160
140
120
100
80
137
149
149
2007
2008
2009

Nansha Expressway as well as Guangzhou-Gaoming Expressway etc., all of which will serve as drivers for the future growth of Phase I West and the entire Western Delta Route. Besides, the largest railway station in Asia situated in Panyu District of Guangzhou, adjacent to Phase I West, is scheduled to commence operation in phases by the end of 2009, and set to boost the passenger car traffic of Phase I West. In the near future, Phase I West is expected to benefit from the robust economic growth of Foshan and the completion of the connecting expressways and railway station nearby. Moreover, as Phase II West is going to commence operation by the end of June 2010, Phase I West will become more competitive and more dynamic in its future growth.






Guangzhou
Foshan
Dongguan
Shunde
Shenzhen
Zhongshan
Hong Kong
Zhuhai
Macau

Project Summary

PHASE II WEST

Location	Shunde to Zhongshan, Guangdong, PRC
Length	Approx. 46 km
Lane	Total six lanes in dual directions
Class	Expressway
JV Contractual Operation Period	Apr 2007 – Sep 2038
Profit Sharing Ratio	50%

Phase II of the Western Delta Route

Phase II West is a 46 km closed expressway with a total of six lanes in dual directions. It is connected to Phase I West in Shunde at the northern end and extends southwards to Zhongshan, linking with the National Highway 105 and the proposed Xiaolan Expressway and the new Qijiang Highway in Zhongshan. Upon completion, Phase I West and Phase II West will be the only expressways linking Guangzhou to the central area of Zhongshan. The construction of Phase II West is currently planned to be completed and operational by the end of June 2010.

According to the reasons stated in the joint announcement made by the Company and HHI on 2 September 2008, the investment budget for Phase II West was adjusted to RMB7,200 million. HHI therefore entered into an amendment agreement for the joint investment in, construction and operation of Phase II West with its PRC partner (the same PRC partner of Phase I West) on the same day to increase HHI's share of the registered capital for the project by approximately RMB402.5 million. The agreement has been submitted to the Ministry of Transport and the National Development and Reform Commission for approval.

Although the market prices of construction materials have rebounded recently, they are still lower than those seen in September 2008 when HHI entered into the agreement for further investment in Phase II West. Moreover, since the prices of the steel required to complete Phase II West have been locked up at levels below which were provided in the increased investment budget, it is expected that the final construction cost of Phase II West will be lower than the budgeted cost of RMB7,200 million.

The difference between the budgeted investment amount and the registered capital of Phase II West is financed by banks in PRC. Loan facility has been obtained by the joint venture company.

Based on the annual toll revenue for the first full year of operation of GS Superhighway and Phase I West, Phase II West is targeted to achieve a breakeven of cash flow in its first full year of operation. Preliminary estimation suggests that if Phase II West's annual toll revenue for its first full year of operation amounts to approximately RMB6.5 million per kilometer, a breakeven of cash flow will be achieved. If it is over RMB9.5 million, profits will be attained. During the year under review, the toll revenue of Phase I West amounted to about RMB10 million per kilometer.


Guangzhou
Foshan
Dongguan
Shunde
Shenzhen
Zhongshan
Hong Kong
Zhuhai
Macau

Project Summary

PHASE III WEST

Location	Zhongshan to Zhuhai, Guangdong, PRC
Length	Approx. 38 km
Lane	Total six lanes in dual directions
Class	Expressway
JV Contractual Operation Period	Subject to the approval of the relevant PRC authorities
Profit Sharing Ratio	Proposed 50%

Phase III of the Western Delta Route

Phase III West is a 38 km closed expressway with a total of six lanes in dual directions. It is connected to Phase II West in Zhongshan at the northern end and extends southwards to connect to the highway network in Zhuhai.

According to the joint announcement made by the Company and HHI on 2 September 2008, the investment budget for Phase III West was adjusted to RMB5,600 million. Similar to the case of Phase II West, HHI entered into an amendment agreement for the joint investment in, construction and operation of the Phase III West with its PRC partner (the same PRC partner of Phase I West) on the same day to increase HHI's share of the registered capital for the project by approximately RMB409.5 million. The agreement is now being processed by the National Development and Reform Commission. Subject to the progress of approval, Phase III West is currently planned to commence construction in 2010 and to be completed in approximately 3 to 4 years.

To encounter the global financial tsunami and as an incentive for enterprises to invest in the construction of capital asset projects, PRC Government has lowered the minimum capital requirements since early 2009 for certain qualified projects of which their construction has not yet started. In particular, the capital requirement for expressway projects has been lowered from 35% to 25% of the total investment amount. Phase III West is expected to benefit from this change. When the approval of the relevant authorities is obtained, the capital which HHI is required to inject into Phase III West will be reduced by RMB280 million, from RMB980 million to RMB700 million.

HHI will endeavour to expedite the construction of Phase II West and Phase III West and have them completed earlier. It is expected that upon full completion, the Western Delta Route will be the only expressway linking up Guangzhou, Foshan, Zhongshan and Zhuhai, as well as the most direct and convenient expressway leading to Macau. It will become a strategic expressway on the western bank of the PRD region.

B. HEYUAN POWER PLANT



Heyuan Power Plant Project is a 2 x 600 MW ultra super-critical coal-fired power plant located in Heyuan City. It is one of the most efficient and environmental friendly coal-fired power plants in Guangdong Province today.

The Group currently holds 35% effective interest in Heyuan Power Plant which is a joint venture between our subsidiary and Shenzhen Energy Group Company Limited. The joint venture builds, owns and operates the power plant. The project cost is planned to be about RMB5.2 billion, of which 30% as equity has been fully injected and the remaining RMB3.64 billion is funded by a syndicated project loan signed in February 2008.

Based on generation technology, the power plant has achieved higher plant efficiency than the sub-critical technology used in China. Heyuan Power Plant is in the process of applying for Clean Development Mechanism ("CDM") of the Kyoto Protocol. In addition to the revenue from power sales, the project may benefit from CDM in generating other source of income. Unit 1 of the power plant has commenced operation in January 2009, and the total electricity generated during the first half of 2009 was 1,134GWh. Unit 1 average utilization rate was 44% in the financial year ended 30 June 2009, as capacity was limited by certain new transmission lines which were not yet completed until 27 July 2009. After the commencement of operation of Unit 2 in August 2009 and the completion of such new transmission lines, the combined average utilization rate of Units 1 and 2 reached 75% in the first week. The project will supply electricity to Guangdong Province, in particular to Heyuan and Huizhou City.

In July and August 2008, the on-grid tariff rate with desulphurization of Guangdong's coal fired power plants was increased twice by 11% from RMB 0.4532/kWh to RMB0.5042/kWh. The currently approved tariff rate for Unit 1 is RMB0.4892/kWh. Application for an increase of tariff rate for desulphurization is in process. Qinhuangdao's coal price (5,500 kcal/kg) has also substantially fallen 46% from the peak in 2008 to the level of RMB560/ton at the end of June 2009. Such improved business environment alleviates the pressure on the profitability of the PRC power industry operators. In the financial year ended 30 June 2009, the joint venture company had an operating profit with Unit 1 in operation for 6 months. This was on the back of average coal price of RMB550/ton and on-grid tariff rate of RMB0.4892/kWh. However, a net loss was recorded for the financial year ended 30 June 2009, mainly due to the pre-operating expenses incurred. With Unit 2 commencing operation in August 2009 and based on the current coal price of RMB560/ton, on-grid tariff rate with desulphurization of RMB0.5042/kWh and 60% utilization rate, the Heyuan Power Plant project is targeted to have a positive contribution in the financial year ended 30 June 2010.

With a goal to achieve an 8% GDP growth in 2009, the PRC government has introduced a RMB4 trillion stimulus package to boost its economy, which is further supported by the launching of a moderately loose monetary policy. RMB7 trillion new bank facilities have been made by the commercial banks in China for the first half of 2009. As a result, an increase of 7.1% in the GDP of PRC was recorded for the first half of 2009, and it rose 7.9% in the second quarter of 2009 alone. Despite there is a negative growth of 4.5% in the electricity consumption in Guangdong Province for the first half of 2009, a positive growth of 6.7% was recorded for June 2009, compared to the same period of last year. Given the steady power demand in Guangdong, the management is confident that Heyuan Power Plant project will offer reasonable and stable return in the long term.

MANAGEMENT DISCUSSION AND ANALYSIS
Financial Review

GROUP RESULTS

Overview

Despite the global financial crisis and the general economic downturn, the Group was able to maintain a steady growth in its businesses in the year ended 30 June 2009. Both the turnover and earnings before interest and tax ("EBIT") have improved as compared with the previous year. The net profit figures, however, were grossly affected by the exceptional items. In last year, the Group benefited from the disposals of the Group's interest in a Macau property development project and in the Guangzhou East-South-West Ring Road project ("ESW Ring Road"). The absence of such exceptional gain in current year has caused a significant drop in the net profit.

For the year ended 30 June 2009, the Group's turnover by activities and their respective earnings before interest and tax are reported as follows:

	Turnover		**Earnings before interest & tax**	
In HK$ million	*2008*	***2009***	*2008 (restated)*	***2009***
Property letting, agency & management	485	**554**	254	**340**
Gain recognised on transfer of property to investment properties upon completion of development	—	—	371	**511**
Property development	6	**4**	(32)	**(29)**
Hotel operations, restaurant & catering	421	**410**	77	**68**
Toll road investment (net of interest and tax)*	1,720	**1,809**	1,098*	**1,062***
Power plant (net of interest and tax)*	—	**198**	(43)*	**(8)***
Others	288	**115**	169	**(45)**
(Note)	2,920	**3,090**	1,894	**1,899**

	Results	
In HK$ million	*2008 (restated)*	***2009***
Earnings before interest & tax	1,894	**1,899**
Finance cost	(87)	**(35)**
Taxation	(159)	**(187)**
Recurring profit	1,648	**1,677**
Exceptional items	4,791	**146**
Fair value gain on investment properties	270	**209**
Taxation in respect of the exceptional items and net fair value gain on investment properties	(180)	**(34)**
Profit for the year	6,529	**1,998**
Minority interests	(550)	**(317)**
Profit Attributable to Equity Holders of the Company	5,979	**1,681**

* Comprised share of net profit after interest and tax of jointly controlled entities

Note: Reconciliation to Consolidated Income Statement

	Turnover		Results	
In HK$ million	*2008*	***2009***	*2008 (restated)*	***2009***
Turnover/EBIT per Financial Review	2,920	**3,090**	1,894	**1,899**
Less:				
Treasury income	(288)	**(115)**	—	—
Share of turnover of jointly controlled entities engaged in				
— Toll road investment	(1,717)	**(1,809)**	—	—
— Power plant	—	**(198)**	—	—
Add:				
Gain arising from changes in fair value of investment properties	—	—	270	**209**
Gain arising from distribution in specie of shares in a subsidiary	—	—	—	**144**
Gain on disposal of available-for-sale investments	—	—	22	**2**
Gain on disposal of jointly controlled entities and associates	—	—	4,742	—
Gain on disposal of investment properties	—	—	27	—
Finance costs	—	—	(87)	**(35)**
Turnover/Profit before taxation per Consolidated Income Statement	915	**968**	6,868	**2,219**

Turnover

Turnover for the year ended 30 June 2009, including treasury income of group companies and the Group's attributable share of toll revenue of jointly controlled entities engaging in toll roads and power plant turnover, has gone up 6% to HK$3,090 million from HK$2,920 million of last year. The growth was the result of continued improvement in property letting, agency & management and toll road business, together with the commencement of power plant operation in the year.

Earnings before Interest and Tax

The Group's EBIT increased slightly to HK$1,899 million from HK$1,894 million of last year. The Property letting division recorded substantial growth of 34% in EBIT, mainly due to rise in rental income and successful cost control. This growth and the increase in "Gain recognised on transfer of property to investment properties upon completion of development" were partially offset by the decrease in treasury income which is grouped under "Others". Toll road's EBIT was able to maintain at a high level of HK$1,062 million despite a slight drop in road traffic. The share of loss in power plant of HK$8 million is mainly affected by the pre-operating expenses of Heyuan Power Plant booked in current year. Hotel operations, restaurant & catering division, however, was adversely affected by the global financial crisis, new PRC travel policy on tour packages pricing and the human swine influenza and a conceivable decline in EBIT was recorded. The drop in treasury income was due primarily to the plunge in deposit interest rates during the year.

Exceptional Items

Exceptional items for the year represented the gain arising from distribution in specie of shares in a subsidiary as dividend of HK$144 million and the gain on disposal of available-for-sale investments of HK$2 million. Gain from exceptional items of HK$4,791 million for the last year represented (i) gain on disposal of the Group's interest in the Macau property project of HK$3,948 million; (ii) gain on disposal of the Group's interest in ESW Ring Road of HK$793 million (after tax: HK$661 million); (iii) gain on disposal of investment properties in Allway Gardens of HK$27 million; and (iv) gain on disposal of available-for-sale investments of HK$22 million.

Profit Attributable to Equity Holders

The Group's profit attributable to equity holders was HK$1,681 million, representing a drop of 72% over HK$5,979 million of the last year. The decrease was mainly due to the drop in exceptional gain in current year as discussed in above.

Liquidity and Financial Resources

As of 30 June 2009, the Group's cash balances and available banking facilities are as below:

	As at 30 June	
In HK$ million	*2008*	***2009***
Cash		
HHI and its subsidiaries ("HHI Group")	5,997	**2,775**
HHL Group (excluding HHI Group)	4,785	**2,503**
	10,782	**5,278**
Available Committed Banking Facilities		
HHI Group	3,600	**3,600**
HHL Group (excluding HHI Group)	13,350	**13,350**
	16,950	**16,950**
Cash and Available Committed Banking Facilities		
HHI Group	9,597	**6,375**
HHL Group (excluding HHI Group)	18,135	**15,853**
	27,732	**22,228**

Maturity Profile of the Major Available Committed Banking Facilities	Maturity Date
HK$3,600 million syndicated loan for HHI Group	13 October 2010
HK$5,350 million syndicated loan for HHL Group (excluding HHI Group)	30 June 2011
HK$7,000 million syndicated loan for HHL Group (excluding HHI Group)	28 September 2014

On top of the above available committed banking facilities, the Group's available uncommitted banking facilities amounted to HK$502 million as at 30 June 2009 (HK$602 million as at 30 June 2008).

The main reasons for the decrease of cash balance over the last year are the payments of dividends and capital expenditures on developing and existing projects.

As at 30 June 2009, there was no corporate debt outstanding. The Group's financial position remains strong. With the cash balances in hand as well as the available banking facilities, the Group has sufficient financial resources to cater for its operating activities, present and potential investment activities.

Treasury Policies

The Group adopts prudent and conservative approach on treasury policies. The overall objective is to minimise the finance cost and optimise the return on financial assets.

The Group did not have any hedging arrangement to hedge the interest rate or exchange rate exposures during the year. However, the Group will continue to closely monitor such exposures from time to time.

The Group generally places all cash in short-term deposits denominated mainly in Hong Kong dollar and United States dollar. The Group has not invested in any Accumulator, Equity Linked Note or other financial derivative instruments during the year.

Project Commitments

Details of the project commitments are set out in note 40 to the consolidated financial statements.

Contingencies

Details of the contingent liabilities are set out in note 42 to the consolidated financial statements.

Charges on Assets

As at 30 June 2009, none of the Group's assets were pledged to secure any loans or banking facilities.

Material Acquisitions or Disposals

In order to strengthen the portfolio under "The East", the Group acquired the entire equity interests in Mingway Company, Limited ("Mingway") from a company beneficially owned by certain directors of the Company for a total consideration of HK$208.4 million during the year ended 30 June 2009. Mingway is principally engaged in property investment and its principal asset is its sole ownership of certain shops at Wu Chung House.

On 23 June 2009, the tender offer submitted by Grand Site Development Limited ("Grand Site"), a company jointly held by the Group and Sino Land Group, was accepted by the URA in respect of the development of the Lee Tung Street Project in Wanchai, covering a total site area of approximately 88,500 square feet. The Group and Sino Land Group will jointly hold and develop the Lee Tung Street Project through their respective shareholding of 50% in Grand Site. The total capital commitment of the Group in relation to Grand Site is expected to be approximately HK$4.15 billion, representing 50% of the budgeted development and related costs of the Lee Tung Street Project of approximately HK$8.3 billion. For details, please refer to the announcement made by the Company on 26 June 2009, entitled "Discloseable Transaction, Formation of a Joint Venture, Acquisition of Interest in Land".

MANAGEMENT DISCUSSION AND ANALYSIS
Others

Employees and Remuneration Policies

The Group had approximately 1,230 employees as at 30 June 2009. It offered competitive remuneration packages to employees based on the prevailing market practices and individual performance. The Group provided share option and share award schemes for the purposes of recognizing contributions by, and giving incentives to, the employees. Details of the schemes are set out in the Report of the Directors. Discretionary bonuses would be granted to employees subject to individual performance as well as the business performance of the Group. The Group provided medical insurance coverage to all staff members and offered Group Personal Protector to senior staff.

On top of offering competitive remuneration packages, the Group also invested in human capital development by providing relevant training programs to enhance employee productivity. Training programs are designed after taking into account employees' knowledge and skill gaps identified during performance appraisals. The overall training objectives are to enhance employees' personal productivity, prepare for their future roles and thereby contribute to the business success. In addition to formal training programs, the Group also provides other learning opportunities such as on-the-job training and seminars to relevant employees. Examples of training programs and seminars are set out in the Corporate Social Responsibility Report.

Introduction

At Hopewell Holdings Limited, stimulating sustainable community growth is as important as promoting long-term business growth. We believe that a thriving community facilitates our continuous business success. This has driven us to devote significant resources every year to build a solid corporate social responsibility (CSR) program.

Our early efforts in carrying out CSR can be traced back to the late 1960s when we first started our urban renewal projects in Wanchai. In Mainland China, our infrastructure projects such as power stations and expressways have facilitated the economic growth of the Pearl River Delta. In recent years, environmental initiatives became an essential part of our CSR program. Increasing energy efficiency will continue to be a key area of our works in the environmental front. To promote the well-being of the community, we consider the ongoing communication with our stakeholders as vitally important. We will continue to listen to their views and work together with them to achieve a win-win scenario.

Highlights

With strong management commitment and active staff participation, we continued to achieve significant progress in CSR in the past year:

Facilitating community activities

Over 150 community and charitable events were held in our properties including Hopewell Centre, EMax and Panda Place.

Supporting the Hong Kong 2009 East Asian Games

We are the venue sponsor of three sports events, namely Bowling, Cue Sports and DanceSport, in the upcoming Hong Kong 2009 East Asian Games.

Good energy performance recognized

Hopewell Centre, the flagship property of the Group, was recognized for "Good Energy Performance" under the Energy Efficiency Registration Scheme for Buildings.

Joining the "Green Hong Kong • Carbon Audit" Campaign

We became a "Carbon Audit • Green Partner" and undertook to carry out activities in support of greenhouse gas emission reduction.

Promoting environmentally friendly power generation

Unit 1 and Unit 2 of the Heyuan Power Plant, one of the most efficient and environmentally friendly coal-fired power plants in Guangdong Province, have commenced commercial operation in January and August 2009 respectively.

Care for the Community

Facilitating community initiatives

Throughout the years, we have been facilitating the work of community and charitable organizations by offering venues in our various properties throughout Hong Kong without charge for community and fund-raising events. In the past year alone, we supported over 150 such events.

Consistent with our strong management commitment to CSR, we continued to support various community and charitable initiatives such as Walk for Millions and Corporate Challenge organized by the Community Chest, and charity walks like the PHAB Walk for Integration. Our staff members have played an indispensable role in our efforts in promoting community care. They have participated in an array of voluntary works such as visiting single elderly residents, organizing Christmas parties for mentally handicapped children and grassroots families, as well as participating in Flag Day sales.


START






合和歡聚迎聖誕


2009年
5月23日

Supporting local sports development

2009 marks an important year in local sports development as Hong Kong will host the largest East Asian Games (EAG) in history in terms of number of sports and athletes. We are proud to be the venue sponsor at HITEC in Kowloon Bay for three of the sports events, namely Bowling, Cue Sports and DanceSport this December. To help promote the Games, we sponsored the "Sports Talks cum Sports Demonstration & Participation" of "Promotion of Hong Kong Athletes' Readiness in Participating in the 5th EAG" held at HITEC in July 2009. In addition, Panda Hotel, a wholly owned subsidiary of Hopewell Holdings, will support the EAG by offering accommodation and catering service to athletes at competitive rates and has been selected as one of the official hotels of the EAG.





We supported the Hong Kong Athletes Career & Education Programme of the Sports Federation & Olympic Committee of Hong Kong, China and recruited an elite athlete in December 2008 to help implement our community programs with special focus on youth development and sports programs. This is a further step to strengthen our community involvement and also well demonstrates our support to career development of local athletes.


控制车速
安全行车

Enhancing traffic safety

Traffic safety on our two heavily used toll roads in Guangdong Province is our major concern and we achieved a significant milestone in January 2009 with the commencement of operation of an intelligent traffic management system installed by the GS Superhighway joint venture company in conjunction with the Traffic Management Department of Guangdong Provincial Public Security Bureau.

In addition, traffic safety is further enhanced with the collaboration with the traffic police, the close supervision of more than 100 traffic surveillance cameras along the road as well as the installation of global positioning system in GS Superhighway's patrol and rescue vehicles. We will continue our endeavours in facility upgrade and in close collaboration with local traffic police to ensure a safe driving environment for all road users.

Boosting Economic Development, Stimulating Community Growth

The Company has a long-standing tradition of promoting community growth through supporting economic development of the local community. Early urban renewal efforts had revitalized a run-down part of Queen's Road East in Wanchai, turning it into a major business area. Current projects such as The East and GardenEast also help boost local business activities. Looking ahead, the Hopewell Centre II Project and Lee Tung Street/McGregor Street Project are set to further enhance the revitalization of the district.

Realizing the significant benefits brought by facilitating people flow and logistics between Hong Kong and Mainland China, the Company has promoted, invested, designed and built the Shenzhen Railway Station Customs and Frontier Inspection Building (1985) and the Huanggang Cross Border Inspection Complex in Shenzhen (1991). The GS Superhighway (1994), the first and only expressway connecting Guangzhou, Dongguan, Shenzhen and Hong Kong, serves as a major artery in the PRD and brings significant economic value to the region. Other subsequent investment and construction projects in the region include the Shunde Roads (1993), Boca Tigris Bridge (1997) and Guangzhou East-South-West Ring Road (2000).

Since mid-1980s, the Company has been involved in the development of power plants in Guangdong Province. This greatly helps to relieve the problem of power shortage and fuel the economic development of the area. The Shajiao 'B' Power Station (1987), the first power station built by the Company in Mainland China, had a capacity amounting to about one quarter of total capacity of Guangdong power grid at that time, and played a leading role in the economic development of Guangdong Province at the beginning of the Open Door Policy. The 2x600MW Heyuan Power Plant, our most recent power project located in a less developed part of the Province, will again help support the economic development of the surrounding area.





Care for the Environment

Introducing energy saving initiatives in existing properties

A rigorous approach was adopted in reviewing the energy consumption of our existing properties and identifying cost-effective measures to increase energy efficiency. For instance, extensive equipment upgrades have been carried out in Hopewell Centre in the past few years to increase energy efficiency, such as the implementation of water-cooled air-conditioning and upgrading of power factor of electrical systems. Other ongoing measures include installation of energy efficient lighting at common areas, car parks and offices of the Group, as well as the modernization of lift equipment to promote energy saving and improve riding comfort. To enhance environmental friendliness of the building, air handling units were retrofitted to improve air quality and motion sensors were installed for water tap to reduce water consumption.


Certificate of Registration
Hopewell Centre (common services)
Good Energy Performance
EMSD

In March 2009, Hopewell Centre was recognized for its "Good Energy Performance" under the Energy Efficiency Registration Scheme for Buildings launched by the Electrical & Mechanical Services Department. Less than 30 local private commercial buildings have been registered as buildings with "Good Energy Performance". Hopewell Centre is among a handful few buildings completed in the early 1980s that have been recognized.

Incorporating environmentally friendly features in new property projects

In Hopewell New Town, our composite development project in Huadu, Guangzhou, solar heater water boilers were installed for row houses and swimming pool changing rooms. Energy saving lamps were also installed for most of the lightings in the development. In addition, we plan to adopt a wide range of energy saving building technologies and environmentally friendly design in the Liede Integrated Commercial Project, such as reflective glazing system to reduce energy consumption and water circulation system that maximizes the use of waste water. Furthermore, the greenery ratio will exceed 30% to enhance the environmental friendliness of the Project.





Reducing greenhouse gas emissions

Demonstrating our strong commitment to reducing greenhouse gas (GHG) emissions, we became a Carbon Audit • Green Partner in 2008 whereby we undertook to conduct carbon audit of our major properties and endeavour to cut GHG emissions by formulating and implementing emission reduction plans with measurable targets. We have already completed the carbon audit of Panda Place in early 2009 and extensive equipment upgrade, such as installation of water-cooled chillers and energy efficient luminaries, has also been carried out with the audit.

Adopting environmentally friendly facilities in power generation

The 2 x 600 MW Heyuan Power Plant is the first ultra-supercritical coal-fired power plant in Guangdong Province. With low coal and water consumption, the Power Plant is currently one of



the most efficient and environmentally friendly coal-fired power plants in the Province. Its overall thermal efficiency can reach 44.7% and the design coal consumption is about 50g/kwh lower than the average power plant coal consumption in Mainland China. Installed with fuel gas desulphurization (FGD) plant, the SO_2 removal efficiency of the Power Plant is as high as 95%. Low NOx burner is installed to minimize thermal NOx formation. Besides, evaporation and crystallization technologies are applied to minimize overall wastewater volume with zero discharge of wastewater as the target.

Promoting use of renewable energy

Apart from environmentally friendly coal-fired power plant, we are also actively developing our own technology for large-scale wind turbines, contributing to sustainable development. The demand for clean renewable electricity power will remain strong.

Care for the Employees

Strengthening talent development

Attracting bright talents and further developing them is vital to the Group's success. We believe that building on our employees' innate strengths is the best way to help them unleash their potential. On top of offering tuition reimbursement and on-the-job training, a variety of workshops, seminars and training programs have been offered this year. These include Insurance Training, Building Construction Ordinance Seminar, Customer Service Training, Security Supervisory Skills and Complaints Handling Workshops. Besides, soft skills workshops covering topics like presentation skills, time management, business etiquette and report writing skills have been organized for enhancing employees' personal effectiveness.



In July 2008, the Group recruited 5 high potential graduates under an 18-month Management Trainee Program. Our thoughtfully planned job rotations within our core-business units have equipped them with essential business knowledge and management skills. In addition, in-house and external training were provided to develop their core competencies. We also encouraged trainees to pursue studies for relevant professional qualifications and undergo self-development by offering financial subsidies.

Enhancing employee communication

We regularly use internal communication channels such as intranet and newsletter to disseminate information to our employees. Besides, we have conducted an opinion survey for property management employees to identify their development needs, and seek their feedback on facilities improvements. Monthly site visits and employee-management communications have also been done in business functions to facilitate cross-team communication and strengthen employee relations across all levels.

Reinforcing health and safety awareness

The health and safety of our employees are of paramount importance. We are vigilant in addressing workplace health, safety and environmental risks. For instance, management at HITEC consistently gathers opinions from the Safety Committee Meeting to monitor staff health and safety, as well as reduce the incidence of staff injury. To prevent influenza infection by immunization, flu injection program have been offered to our hospitality employees.

Promoting work-life balance

We believe work-life balance is an important factor in maintaining a productive, healthy and cohesive workforce. Throughout the year, different kinds of activities including football competition, outings, dinner gatherings, staff birthday parties as well as Christmas party were organized to create joyful moments and shared memories with everyone in the Group.



Our consistent efforts in fulfilling CSR were again recognized by the Hong Kong Council of Social Service in February 2009. Hopewell Real Estate Agency Limited was a new addition to Hopewell Holdings Limited and three other subsidiaries, namely Hopewell Highway Infrastructure Limited, Hopewell Property Management Company Limited and Panda Hotel, which were awarded the Caring Company Logo 2008/2009 in recognition of these five companies' active participation in community activities and good corporate citizenship.

CORPORATE GOVERNANCE REPORT

Corporate Governance Practices

The Company is committed to the principles of corporate governance and corporate responsibility consistent with prudent management. It is the belief of the Board that such commitment will in the long term serve to enhance shareholders' value. The Board has set up procedures on corporate governance that comply with the requirements of the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Throughout the year ended 30 June 2009, the Company has complied with all code provisions set out in the CG Code.

Board of Directors

The Company is managed through the Board which currently comprises of ten Executive Directors (including the Chairman), four Non-Executive Directors and three Independent Non-Executive Directors. The names and biographical details of the Directors, and the relationship amongst them, if any, are set out on pages 10 to 15 of this Annual Report.

The Board is responsible for setting the strategic direction and policies of the Group and supervising the management. Some functions including, inter alia, the monitoring and approval of material transactions, matters involving a conflict of interest for a substantial shareholder or Director of the Company, the approval of the interim and final results, other disclosures to the public or regulators and the internal control system are reserved by the Board and the decisions relating to such matter shall be subject to the decision of the Board. Matters not specifically reserved to the Board and necessary for the daily operations of the Company are delegated to the management under the supervision of the respective Directors and the leadership of the Managing Directors.

There are agreed procedures for the Directors, upon reasonable request, to seek independent professional advice at the Company's expense in appropriate circumstances.

Sir Gordon Ying Sheung WU served as Chairman of the Board throughout the year and is responsible for providing leadership and management of the Board. The role of the Chairman is separated from that of the Managing Director. Mr. Eddie Ping Chang HO, Managing Director, and Mr. Thomas Jefferson WU (the son of Sir Gordon Ying Sheung WU), Co-Managing Director, are responsible for the day-to-day management of the business of the Company. The division of the responsibilities between the Chairman and the Managing Directors has been established and set out clearly in writing.

Non-Executive Directors and Independent Non-Executive Directors are selected with the necessary skills and experience to provide strong independent element on the Board and to exercise independent judgment. At least one of the Independent Non-Executive Directors has appropriate professional qualifications or accounting or related financial management expertise as provided under Rule 3.10 of the Listing Rules. The Board has received from each Independent Non-Executive Director a written annual confirmation of independence. All the Independent Non-Executive Directors meet the independence criteria set out in Rule 3.13 of the Listing Rules.

In accordance with the Company's Articles of Association, all newly appointed Directors shall hold office until the next following general meeting of the Company after their appointment and shall then be eligible for re-election. Every Director shall retire at the conclusion of the annual general meeting of the Company held in the third year following the year of his/her (i) last appointment by the Board, (ii) last election or (iii) last re-election, and shall be eligible for re-election subject to the provisions of the Articles of Association. All Non-Executive Directors and Independent Non-Executive Directors are appointed for a specific term of three years and are subject to retirement from office and re-election at least once every three years.

The Board regularly reviews the plans for orderly succession for appointments to the Board and its structure, size and composition. If the Board considers that it is necessary to appoint new Director(s), it will set down the relevant appointment criteria which may include, where applicable, the background, experience, professional skills, personal qualities, availability to commit to the affairs of the Company and, in case of Independent Non-Executive Director, the independence requirements set out in the Listing Rules from time to time. Nomination of new Director will normally be made by the Chairman and/or Managing Director and subject to the Board's approval. External consultants may be engaged, if necessary, to access a wider range of potential candidate(s).

In order to facilitate the business development of the Company, Ir. Leo Kwok Kee LEUNG was appointed as a Non-Executive Director of the Company on 1 July 2009. Ir. LEUNG will receive a Director's fees at such rate as from time to time to be approved by the shareholders at the annual general meetings of the Company, currently being HK$200,000 per annum to be paid by the Company in arrears. Under the service contract between Ir. LEUNG and the Company, he is entitled to receive from the Company an annual emolument of HK$1,625,000. Ir. LEUNG's emolument is determined with reference to the prevailing market practice, the remuneration policies of the Company and his duties and responsibilities within the Company.

Newly appointed Director(s) will be given an induction on the information of the Group and a manual on the duties and responsibilities as a director of a listed company both under the Listing Rules and applicable laws.

The Company has arranged appropriate insurance cover in respect of legal action against the Directors and officers.

Board Committees

The Board has established a Committee of Executive Directors in September 1991 with delegated authority for reviewing and approving the day to day business operations and ordinary and usual course of business of the Company. This committee comprises all the Executive Directors of the Company.

The Company has also established the Audit Committee and the Remuneration Committee to deal with the following specific matters in the interest of all shareholders in an objective manner. Members of these two Board Committees comprise, except for the Chairman of the Remuneration Committee, entirely of Independent Non-Executive Directors.

	Audit Committee	**Remuneration Committee**
Committee Members	Mr. Lee Yick NAM* *(Chairman)* Ms. Linda Lai Chuen LOKE* Mr. Guy Man Guy WU*	Mr. Eddie Ping Chang HO# *(Chairman)* Mr. Lee Yick NAM* Ms. Linda Lai Chuen LOKE*
Major responsibilities and functions	• Consider the appointment and independence of external auditors. • Review and supervise the Group's financial reporting process, internal control and compliance. • Review and monitor the interim and annual financial statements before submission to the Board.	• Assist the Board for development and administration of the policy and procedure on the remuneration of the Directors and senior management of the Company.
Work performed during the year	• Considered and approved the terms of engagement of the external auditors and their remuneration. • Reviewed the annual financial statements for the year ended 30 June 2008 and the interim financial statements for the six months ended 31 December 2008. • Reviewed the work performed by the Internal Audit Department and the Group's internal control system.	• Reviewed the level of Directors' fees for the year.

\# *Executive Director*

* *Independent Non-Executive Director*

Independent Board Committee

During the year, an Independent Board Committee, comprising Mr. Guy Man Guy WU, Ms. Linda Lai Chuen LOKE and Mr. Lee Yick NAM, was formed to advise the independent shareholders of the Company on the fairness and reasonableness of the terms of the 2008 Amendment Agreements dated 2 September 2008 and the transactions contemplated thereunder in relation to Phases II and III of the Western Delta Route, relevant information is set out under the section headed "Connected Transactions" in the Report of the Directors. At the extraordinary general meeting of the Company held on 13 October 2008 for approving the 2008 Amendment Agreements, all members of the Independent Board Committee were available to answer questions that the shareholders of the Company might have in relation to the 2008 Amendment Agreements and any matters in relation thereto.

Attendance at Meetings

During the year under review, the attendance records of the Directors at Board Meetings, Audit Committee Meetings, Remuneration Committee Meetings and Annual General Meeting are as follows:

	Number of meetings attended / held			
	Board Meetings	**Audit Committee Meetings**	**Remuneration Committee Meeting**	**Annual General Meeting**
Number of meetings held	6	2	1	1
Executive Directors				
Sir Gordon Ying Sheung WU GBS, KCMG, FICE *(Chairman)*	6 out of 6	N/A	N/A	1 out of 1
Mr. Eddie Ping Chang HO *(Remuneration Committee Chairman)*	5 out of 6	N/A	1 out of 1	1 out of 1
Mr. Thomas Jefferson WU	6 out of 6	N/A	N/A	1 out of 1
Mr. Josiah Chin Lai KWOK	6 out of 6	N/A	N/A	1 out of 1
Mr. Robert Van Jin NIEN	5 out of 6	N/A	N/A	1 out of 1
Mr. Albert Kam Yin YEUNG	6 out of 6	N/A	N/A	1 out of 1
Mr. David Yau-gay LUI	5 out of 6	N/A	N/A	1 out of 1
Mr. Eddie Wing Chuen HO Junior	4 out of 6	N/A	N/A	1 out of 1
Mr. Barry Chung Tat MOK	6 out of 6	N/A	N/A	1 out of 1
Mr. William Wing Lam WONG	6 out of 6	N/A	N/A	1 out of 1
Non-Executive Directors				
Mr. Henry Hin Moh LEE	6 out of 6	N/A	N/A	1 out of 1
Lady WU Ivy Sau Ping KWOK	5 out of 6	N/A	N/A	1 out of 1
Mr. Carmelo Ka Sze LEE	4 out of 6	N/A	N/A	0 out of 1
Independent Non-Executive Directors				
Mr. Guy Man Guy WU	6 out of 6	2 out of 2	N/A	1 out of 1
Ms. Linda Lai Chuen LOKE	6 out of 6	2 out of 2	1 out of 1	1 out of 1
Mr. Lee Yick NAM *(Audit Committee Chairman)*	6 out of 6	2 out of 2	1 out of 1	1 out of 1

Remuneration Policy

The Company recognizes the need to implement a competitive remuneration policy in order to attract, retain and motivate the Directors and senior management to achieve the corporate targets. The remuneration package of the Executive Directors comprises of some fixed elements: basic salary, provident fund contribution and other benefits including insurance cover, as well as bonus, share options and share awards which are performance related elements. No Director is allowed to approve his/her own remuneration.

The fixed elements of the Executive Directors' remuneration are reviewed annually and will take into account the job nature, responsibilities, experience and performance of the individual as well as prevailing market salary practices. Directors' fees for the current financial year had been approved by the shareholders at the last Annual General Meeting of the Company held on 13 October 2008.

Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules as its model code for securities transactions by the Company's Directors and relevant employees who are or may be in possession of unpublished price sensitive information. Based on the specific enquiry made, all Directors have confirmed that they have complied fully with the Model Code throughout the year.

Financial Reporting

The Directors recognize the responsibility for preparing the financial statements of the Group. The Directors consider that the Group has adequate resources to continue in business for the foreseeable future and are not aware of material uncertainties that may cast significant doubt on the Company's ability to continue as a going concern.

The responsibilities of the auditors with respect to the financial reporting are set out in the Independent Auditor's Report on page 85 of this Annual Report.

External Auditors

The Company's external auditor is Deloitte Touche Tohmatsu. They are responsible for auditing and forming an independent opinion on the annual financial statements. The independence of the external auditor is monitored by the Audit Committee which is also responsible for making recommendations to the Board on the appointment of the external auditor as well as approving their terms of engagement and remuneration. Apart from the statutory audit of the annual financial statements, Deloitte Touche Tohmatsu was also engaged to perform a review on the interim financial statements of the Company for the six months ended 31 December 2008 as well as advising on tax compliance and related matters.

Further, pursuant to Rule 14A.38 of the Listing Rules, the Board of Directors engaged the auditor of the Company to perform certain agreed upon procedures in respect of the continuing connected transactions as set out under the section headed "Continuing Connected Transactions" in the Report of the Directors.

During the year ended 30 June 2009, the fees payable by the Group to the external auditors in respect of audit and non-audit services provided by them were as follows:

	HK$'000
Audit services	5,868
Non-audit services:	
Taxation and advisory services	455
Others	928
	7,251

Internal Controls

The Board is of the opinion that a sound internal control system will contribute to the effectiveness and efficiency of operations, the reliability of financial reporting and the Group's compliance with applicable laws and regulations and will assist the Board in the management of any failure to achieve business objective.

The Group's internal control procedures include a comprehensive system for reporting information to the division head of each business unit and the Executive Directors.

Business plans and budgets are prepared annually by the management of each business unit and are subject to review and approval by the Executive Directors. Plans and budgets are reviewed on a quarterly basis to measure actual performance against the budget. When setting budgets and forecasts, management identifies, evaluates and reports on the likelihood and potential financial impact of significant business risks. Different guidelines and procedures have been established for the approval and control of operating expenditures, capital expenditures and the unbudgeted expenditures and acquisitions.

The Executive Directors review monthly management reports on the financial results and key operating statistics of each unit and hold periodical meetings with the senior management of each business unit and the finance team to review these reports, discuss business performance against budgets, forecasts and market conditions, and to address accounting and finance related matters.

The Board is responsible for the Group's system of internal controls and for reviewing its effectiveness through the Audit Committee. Evaluation of the Group's internal control is independently conducted by the Internal Audit Department on an on-going basis. Internal Audit Department reports to the Audit Committee at least twice every year on significant findings on internal controls.

For the year under review, the Board has through the Audit Committee reviewed the effectiveness of the Group's internal control system.

Investor Relations

The Group maintains a proactive investor relations approach notwithstanding the financial tsunami and challenging global markets. Through active dialogues with institutional investors and analysts, the Group believes that the investment community will have a better understanding on the Group's corporate strategies, business development and future outlook. Communications in times of turmoil is particularly important as it will help provide comfort to investors.

During the year under review, the Group participated in a number of investor conferences, local and overseas roadshows, regular meetings and teleconferences with fund managers and analysts. These events allow investors to gain updates on the Group's latest developments. Analyst meetings for interim and final results announcements are arranged on a regular basis annually. Through these briefings, analysts and investors can interact with the senior management of the Group.

To ensure investors will have timely access to the recent developments, the Group makes extensive use of its corporate website (www.hopewellholdings.com) to disseminate information in strict compliance with relevant requirements. Investors can obtain the latest corporate information such as financial data, announcements, press releases, interim and annual reports through the website.

Visibility will continue to be emphasized in the Group's investor relations strategy. Looking ahead, the Group will carry on adopting a proactive and effective communication program with investors, to ensure they are adequately informed about the present and future developments. The objective of enhancing shareholder value remains intact.

REPORT OF THE DIRECTORS

The Directors have pleasure in presenting their annual report on the affairs of the Company and the Group together with the audited financial statements for the year ended 30 June 2009.

Principal Activities

The principal activity of the Company is investment holding and its subsidiaries are active in the fields of investment in infrastructure projects, property development and investment, property agency and management, hotel investment and management, restaurant operations and food catering.

Results

The results of the Group for the year ended 30 June 2009 are set out in the consolidated income statement on page 87.

Dividends

The Directors recommend the payment of a final dividend of HK58 cents (2008: HK40 cents) per share.

During the year, an interim dividend of HK40 cents and an extraordinary special interim dividend of HK330 cents (2008: interim dividend of HK55 cents and special interim dividend of HK55 cents) per share was paid on 20 March 2009 and 14 November 2008 respectively.

Furthermore, a non-cash special interim dividend satisfied by way of a distribution in specie of shares in Hopewell Highway Infrastructure Limited ("HHI Shares") was also effected during the year. HHI Shares were distributed by the Company in the proportion of one HHI Share for every whole multiple of 10 ordinary shares in the Company held by the shareholders recorded on the register of members of the Company as at the close of business on 19 March 2009. Definitive certificates for the relevant HHI Shares were dispatched to the eligible shareholders by 31 March 2009. An aggregate of 88,027,402 HHI Shares were distributed by the Company pursuant to the distribution. Based on the closing price per HHI Share as traded on the The Stock Exchange of Hong Kong Limited ("Stock Exchange") on 31 March 2009 (the date of distribution of HHI Shares), the aggregate market value of the HHI Shares distributed to the eligible shareholders was approximately HK$385 million, which represents a distribution of approximately HK43.7 cents per share of the Company.

Total dividends for this year comprise cash dividends of HK428 cents (2008: HK260 cents) per share and non-cash special interim dividend by way of a distribution in specie of HHI Shares.

Major Projects and Events

Details regarding major projects undertaken by the Group and events that have taken place during the year under review are incorporated under the section "Business Review" as set out on pages 18 to 39.

Share Capital

Movements in share capital of the Company during the year are set out in note 35 to the consolidated financial statements.

Share Premium and Reserves

Movements in share premium and reserves during the year are set out in the Consolidated Statement of Recognised Income and Expense on page 91 and note 36 to the consolidated financial statements.

Distributable Reserve

The Company's distributable reserve at 30 June 2009 amounts to HK$2,226 million (2008: HK$7,159 million) which represents retained profits of the Company as at that date.

Donations

Donations made by the Group during the year for charitable and other purposes amounted to HK$7,337,000 (2008: HK$13,431,000).

Fixed Assets

Movements in investment properties and property, plant and equipment during the year are set out in notes 17 and 18 to the consolidated financial statements respectively. Particulars regarding the major properties and property interests of the Group are set out on pages 159 and 160.

Major Customers and Suppliers

During the year, both the aggregate amount of purchases attributable to the Group's 5 largest suppliers and the aggregate amount of turnover attributable to the Group's 5 largest customers were less than 30% of total purchases and turnover of the Group respectively.

Directors and Senior Management

The Directors of the Company and their profiles as at the date of this report are set out on pages 10 to 15. Changes during the year and up to the date of this report are as follows:

Ir. Leo Kwok Kee LEUNG	(appointed on 1 July 2009)

In accordance with the Company's Articles of Association, every Director shall retire at the conclusion of the annul general meeting of the Company held in the third year following the year of his/her last election/re-election and shall be eligible for re-election subject to the provisions of the articles of association of the Company. Mr. Eddie Ping Chang HO, Mr. David Yau-gay LUI, Mr. Albert Kam Yin YEUNG and Mr. Eddie Wing Chuen HO Junior shall retire by rotation at the forthcoming annual general meeting. Except for Mr. David Yau-gay LUI who did not offer himself for re-election, the remaining Directors, being eligible, offered themselves for re-election.

Furthermore, in accordance with the Company's Articles of Association, all newly appointed Directors shall hold office until the next following general meeting of the Company after their appointment and shall then be eligible for re-election. Ir. Leo Kwok Kee LEUNG, who was appointed as a Director of the Company on 1 July 2009, shall retire at the forthcoming annual general meeting and, being eligible, offered himself for re-election.

Various businesses of the Group are respectively under the direct responsibility of the Executive Directors of the Company and HHI who are regarded as members of the Group's senior management.

Directors' Interest in Contracts of Significance

No contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party or were parties and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 30 June 2009, the interests and short positions of the Directors and chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(A) the Company (i)

Directors	Shares: Personal interests (held as beneficial owner)	Shares: Family interests (interests of spouse or child under 18)	Shares: Corporate interests (ii) (interests of controlled corporation)	Shares: Other interests (iii)	Underlying shares of equity derivatives (iv)	Total interests	% of issued share capital
Sir Gordon Ying Sheung WU	74,683,240	24,720,000 (v)	111,250,000 (vi)	30,680,000	—	241,333,240 (ix)	27.46%
Eddie Ping Chang HO	25,028,000	1,366,000	2,050,000	—	—	28,444,000	3.24%
Thomas Jefferson WU	25,630,000	—	820,000	—	—	26,450,000	3.01%
Josiah Chin Lai KWOK	1,275,000	—	—	—	—	1,275,000	0.15%
Henry Hin Moh LEE	5,104,322	—	—	—	—	5,104,322	0.58%
Robert Van Jin NIEN	828,000	—	—	—	—	828,000	0.09%
Guy Man Guy WU	2,645,650	—	—	—	—	2,645,650	0.30%
Lady WU Ivy Sau Ping KWOK	24,720,000	124,743,240 (vii)	61,190,000 (viii)	30,680,000	—	241,333,240 (ix)	27.46%
Linda Lai Chuen LOKE	—	1,308,981	—	—	—	1,308,981	0.15%
David yau-gay LUI	8,537	—	—	—	—	8,537	0.00%
Albert Kam Yin YEUNG	290,000	—	—	—	—	290,000	0.03%
Eddie Wing Chuen HO Junior	608,000	—	—	—	—	608,000	0.07%
Lee Yick NAM	90,000	—	—	—	—	90,000	0.01%
Barry Chung Tat MOK	888,000	—	—	—	—	888,000	0.10%
William Wing Lam WONG	150,000	—	—	—	288,000	438,000	0.05%

Notes:

(i) All interests in the shares and underlying shares of equity derivatives of the Company were long positions. None of the Directors or chief executives held any short position in the shares and underlying shares of equity derivatives of the Company.

(ii) The corporate interests were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests in 30,680,000 shares represented the interests held by Sir Gordon Ying Sheung WU ("Sir Gordon WU") jointly with his wife Lady WU Ivy Sau Ping KWOK ("Lady WU").

(iv) The interests in underlying shares of equity derivatives represented interests in options granted to Directors under the 2003 Share Option Scheme to subscribe for shares of the Company, further details of which are set out in the section headed "Share Options of the Company".

(v) The family interests in 24,720,000 shares represented the interests of Lady WU.

(vi) The corporate interests in 111,250,000 shares held by Sir Gordon WU included the interests in 61,190,000 shares referred to in Note (viii).

(vii) The family interests in 124,743,240 shares represented the interests of Sir Gordon WU. This figure included 50,060,000 shares held by Sir Gordon WU through corporations.

(viii) The corporate interests in 61,190,000 shares were held through corporations owned by Sir Gordon WU and Lady WU as to 50% each.

(ix) Sir Gordon WU and Lady WU were deemed under the SFO to have same interests with each other.

(B) Associated Corporations

(a) Hopewell Highway Infrastructure Limited ("HHI")

Directors	HHI Shares				Total interests	% of issued share capital
	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests (i) (interests of controlled corporation)	Other interests		
Sir Gordon Ying Sheung WU	13,717,724	5,244,000 (ii)	21,249,999 (iii)	6,136,000 (iv)	46,347,723 (viii)	1.56%
Eddie Ping Chang HO	4,355,000	275,000	410,000	—	5,040,000	0.17%
Thomas Jefferson WU	12,674,000	—	164,000	—	12,838,000	0.43%
Josiah Chin Lai KWOK	127,500	—	—	—	127,500	0.00%
Henry Hin Moh LEE	789,960	—	—	—	789,960	0.03%
Robert Van Jin NIEN	142,800	—	—	—	142,800	0.00%
Guy Man Guy WU	264,565	—	—	—	264,565	0.01%
Lady WU Ivy Sau Ping KWOK	5,244,000 (v)	22,729,725 (vi)	12,237,998 (vii)	6,136,000 (iv)	46,347,723 (viii)	1.56%
Linda Lai Chuen LOKE	—	130,898	—	—	130,898	0.00%
Albert Kam Yin YEUNG	29,000	—	—	—	29,000	0.00%
David Yau-gay LUI	1,706	—	—	—	1,706	0.00%
Eddie Wing Chuen HO Junior	60,800	—	—	—	60,800	0.00%
Lee Yick NAM	9,000	—	—	—	9,000	0.00%
Barry Chung Tat MOK	88,800	—	—	—	88,800	0.00%
William Wing Lam WONG	15,000	—	—	—	15,000	0.00%

Notes:

(i) These HHI Shares were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(ii) The interests in 5,244,000 HHI Shares were interests held by Lady WU.

(iii) The corporate interests in 21,249,999 HHI Shares held by Sir Gordon WU included the corporate interests in 12,237,998 HHI Shares referred to in Note (vii).

(iv) The other interests in 6,136,000 HHI Shares represented the interests held jointly by Sir Gordon WU and Lady WU.

(v) The interests in 5,244,000 HHI Shares were personal interests beneficially owned by Lady WU and represented the same block of shares in Note (ii).

(vi) The family interests in 22,729,725 HHI Shares represented the interests of Sir Gordon WU. This figure included 9,012,001 HHI Shares held by Sir Gordon WU through corporations.

(vii) The corporate interests in 12,237,998 HHI Shares were held through corporations owned by Sir Gordon WU and Lady WU as to 50% each.

(viii) Sir Gordon WU and Lady WU were deemed under the SFO to have same interests with each other.

(b) HCNH Insurance Brokers Limited ("HCNH")

Mr. Eddie Ping Chang HO together with his associate beneficially owned 600,000 ordinary shares of HCNH, an associated corporation of the Company, representing 50% of its issued share capital, through Hong Kong Insurance Agency Limited which was 100% owned by him together with his associate.

All the above interests in the shares of associated corporations were long positions.

Save as aforesaid, as at 30 June 2009, none of the Directors or chief executives had any other interests or short positions in shares, underlying shares and debentures of associated corporations which had been entered in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Options of the Company

The shareholders of the Company approved the adoption of a new share option scheme (the "2003 Share Option Scheme") effective on 1 November 2003.

(A) The 2003 Share Option Scheme will expire on 31 October 2013, but any options then outstanding will continue to be exercisable. A summary of some of the principal terms of the 2003 Share Option Scheme is set out in (B) below.

(B) The 2003 Share Option Scheme is designated to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to any eligible persons (including substantial shareholders of the Company, directors or employees or consultants, professionals or advisers of/to each member of the Group) and for such other purposes as the Board may approve from time to time.

Under the 2003 Share Option Scheme, the maximum number of shares in the Company in respect of which options may be granted (together with shares issued pursuant to options exercised and shares in respect of which any option remains outstanding) will not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of adoption of the 2003 Share Option Scheme, unless a fresh approval from the shareholders is obtained. The maximum entitlement of each participant under the 2003 Share Option Scheme in any 12-month period must not exceed 1% of the issued share capital of the Company. As at the date of this report, a total of 67,245,212 shares (representing approximately 7.65% of the issued share capital of the Company) are available for issue under the 2003 Share Option Scheme.

The period under which an option may be exercised will be determined by the Board of the Company in its discretion, save that an option shall expire not later than 10 years after the date of grant. Unless otherwise determined by the Board of the Company and specified in the offer letter at the time of the offer, there is no minimum period for which an option must be held before the option can be exercised. An option is open for acceptance for a period of 14 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option. The exercise price for an option shall be such price as the Board of the Company may in its absolute discretion determine at the time of grant of the relevant option and shall be stated in the letter containing the offer of the grant of option. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant (deemed to be the date of offer), which must be a business day; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of grant; and (c) the nominal value of a share in the Company.

(C) Details of the movement of share options under the 2003 Share Option Scheme during the year ended 30 June 2009 were as follows:

			Number of share options						
	Date of grant	*Exercise price per share HK$*	*Outstanding at 01/07/2008*	*Granted during the year*	*Exercised during the year*	*Lapsed during the year*	*Outstanding at 30/06/2009*	*Exercise period*	*Closing price before date of grant falling within the year HK$*
Directors									
Barry Chung Tat MOK	02/09/2005	19.94	1,900,000	-	1,900,000	-	-	02/03/2006 -01/03/2009	N/A
William Wing Lam WONG	10/10/2006	22.44	288,000	-	-	-	288,000	01/11/2007 -31/10/2013	N/A
Employees	10/10/2006	22.44	6,688,200	-	362,000	736,000	5,590,200	01/11/2007 -31/10/2013	N/A
Employees	15/11/2007	36.10	5,248,000	-	-	176,000	5,072,000	01/12/2008 -30/11/2014	N/A
Employees	24/07/2008	26.35	-	1,788,000	-	-	1,788,000	01/08/2009 -31/07/2015	26.25
Employees	11/03/2009	21.45	-	1,760,000	-	-	1,760,000	18/03/2010 -17/03/2016	20.60
Total			14,124,200	3,548,000	2,262,000	912,000	14,498,200		

No option was cancelled during the year.

The weighted average closing price of the shares on the dates immediately before the dates on which the options were exercised by the director during the year was HK$24.63.

The weighted average closing price of the shares on the dates immediately before the dates on which the options were exercised by the employees during the year was HK$24.57.

The options granted on 2 September 2005, 10 October 2006, 15 November 2007, 24 July 2008 and 11 March 2009 are exercisable in the following manner:

Maximum options exercisable	*Exercise period*
Granted on 2 September 2005	
50% of options granted	02/03/2006-01/03/2007
100%* of options granted	02/03/2007-01/03/2009
Granted on 10 October 2006	
20% of options granted	01/11/2007-31/10/2008
40%* of options granted	01/11/2008-31/10/2009
60%* of options granted	01/11/2009-31/10/2010
80%* of options granted	01/11/2010-31/10/2011
100%* of options granted	01/11/2011-31/10/2013
Granted on 15 November 2007	
20% of options granted	01/12/2008-30/11/2009
40%* of options granted	01/12/2009-30/11/2010
60%* of options granted	01/12/2010-30/11/2011
80%* of options granted	01/12/2011-30/11/2012
100%* of options granted	01/12/2012-30/11/2014
Granted on 24 July 2008	
20% of options granted	01/08/2009-31/07/2010
40%* of options granted	01/08/2010-31/07/2011
60%* of options granted	01/08/2011-31/07/2012
80%* of options granted	01/08/2012-31/07/2013
100%* of options granted	01/08/2013-31/07/2015
Granted on 11 March 2009	
20% of options granted	18/03/2010-17/03/2011
40%* of options granted	18/03/2011-17/03/2012
60%* of options granted	18/03/2012-17/03/2013
80%* of options granted	18/03/2013-17/03/2014
100%* of options granted	18/03/2014-17/03/2016

** including those not previously exercised*

The fair value of the share options granted during the year with the exercise price per share of HK$26.35 is estimated at approximately HK$13.5 million at the date of grant using the Binomial option pricing model. The value is estimated based on the share price of HK$26.25 per share at the grant date, the historical volatility of share price of the Company of 33.54% which is based on the 7 years weekly historical volatility of the Company's share price as at 24 July 2008, expected life of options of 7 years, expected dividend yield of 3.01%, and the risk free rate of 3.598% with reference to the rate on the 7-year Exchange Fund Notes.

The fair value of the share options granted during the year with the exercise price per share of HK$21.45 is estimated at approximately HK$9.1 million at the date of grant using the Binomial option pricing model. The value is estimated based on the share price of HK$21.45 per share at the grant date, the historical volatility of share price of the Company of 34.37% which is based on the 7 years weekly historical volatility of the Company's share price as at 11 March 2009, expected life of options of 7 years, expected dividend yield of 4.53%, and the risk free rate of 1.872% with reference to the rate on the 7-year Exchange Fund Notes.

The Binomial option pricing model was developed for use in estimating the fair value of traded option. Such option pricing model requires input of highly subjective assumptions, including the expected share price volatility. As the characteristics of the options granted during the year are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Binomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Share Options of HHI

(A) The share option scheme of HHI was approved by the written resolutions of the then sole shareholder of HHI passed on 16 July 2003 and approved by shareholders of the Company at an extraordinary general meeting held on 16 July 2003 (the "HHI Option Scheme"). The HHI Option Scheme will expire on 15 July 2013. A summary of some of the principal terms of the HHI Option Scheme is set out in (B) below.

(B) The purpose of the HHI Option Scheme is to provide HHI with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to (i) any executive or non-executive directors including independent non-executive directors or any employees of each member of the HHI group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the HHI group; (iii) any consultants, professional and other advisers to each member of the HHI group; (iv) any chief executives, or substantial shareholders of HHI; (v) any associates of director, chief executive or substantial shareholder of HHI and (vi) any employees of substantial shareholder of HHI or such other purposes as the board of directors of HHI (the "HHI Board") may approve from time to time.

Under the HHI Option Scheme, the maximum number of shares in HHI which may be issued upon exercise of all options to be granted under the HHI Option Scheme and any other share option scheme of HHI will not exceed 10% of the total number of shares of HHI in issue immediately following completion of the initial public offering, unless a fresh approval of shareholders of HHI is obtained. The maximum entitlement of each participant under the HHI Option Scheme in any 12-month period must not exceed 1% of the issued share capital of HHI. As at the date of this report, a total of 277,448,000 shares (representing 9.37% of the issued share capital of HHI) are available for issue under the HHI Option Scheme.

The period during which an option may be exercised will be determined by the board of directors of HHI at its absolute discretion and shall expire not later than 10 years after the date of grant. Unless otherwise determined by the board of directors of HHI and specified in the offer letter at the time of the offer, there is no minimum period for which an option must be held before the option can be exercised. An option is open for acceptance for a period of 28 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option. The exercise price for an option shall be such price as the board of directors of HHI may in its absolute discretion determine and notified to a participant. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of grant (or, if such date is not a business day, the next following business day ("Grant Date")); (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the Grant Date; and (c) the nominal value of a share in HHI.

(C) Details of the movement of share options under the HHI Option Scheme during the year ended 30 June 2009 were as follows:

			Number of HHI share options						
	Date of grant	*Exercise price per share HK$*	*Outstanding at 01/07/2008*	*Granted during the year*	*Exercised during the year*	*Lapsed during the year*	*Outstanding at 30/06/2009*	*Exercise period*	*Closing price before date of grant falling within the year HK$*
Employees of HHI	17/10/2006	5.858	4,928,000	–	–	488,000	4,440,000	01/12/2007 -30/11/2013	N/A
Employees of HHI	19/11/2007	6.746	760,000	–	–	–	760,000	01/12/2008 -30/11/2014	N/A
Employees of HHI	24/07/2008	5.800	–	800,000	–	400,000	400,000	01/08/2009 -31/07/2015	5.740
Employees of HHI	11/03/2009	4.470	–	400,000	–	400,000	–	18/03/2010 -17/03/2016	4.4
Total			5,688,000	1,200,000	–	1,288,000	5,600,000		

No option was cancelled during the year.

The options granted on 17 October 2006, 19 November 2007, 24 July 2008 and 11 March 2009 are exercisable in the following manner:

Maximum options exercisable	*Exercise period*
Granted on 17 October 2006	
20% of options granted	01/12/2007–30/11/2008
40%* of options granted	01/12/2008–30/11/2009
60%* of options granted	01/12/2009–30/11/2010
80%* of options granted	01/12/2010–30/11/2011
100%* of options granted	01/12/2011–30/11/2013
Granted on 19 November 2007	
20% of options granted	01/12/2008–30/11/2009
40%* of options granted	01/12/2009–30/11/2010
60%* of options granted	01/12/2010–30/11/2011
80%* of options granted	01/12/2011–30/11/2012
100%* of options granted	01/12/2012–30/11/2014
Granted on 24 July 2008	
20% of options granted	01/08/2009–31/07/2010
40%* of options granted	01/08/2010–31/07/2011
60%* of options granted	01/08/2011–31/07/2012
80%* of options granted	01/08/2012–31/07/2013
100%* of options granted	01/08/2013–31/07/2015
Granted on 11 March 2009	
20% of options granted	18/03/2010–17/03/2011
40%* of options granted	18/03/2011–17/03/2012
60%* of options granted	18/03/2012–17/03/2013
80%* of options granted	18/03/2013–17/03/2014
100%* of options granted	18/03/2014–17/03/2016

** including those not previously exercised*

The fair value of the share options granted during the year with the exercise price per share of HK$5.80 is estimated at approximately HK$842,900 at the date of grant using the Binomial option pricing model. The value is estimated based on the share price of HK$5.80 per share at the Grant Date, the historical volatility of share price of HHI of 25.94% which is based on 5 years daily historical volatility of HHI's share price from the date of listing to 24 July 2008, expected life of options of 7 years, expected dividend yield of 4.66%, and the risk-free rate of 3.598% with reference to the rate on the 7-year Exchange Fund Notes.

The share options granted during the year with the exercise price per share of HK$4.47 also lapsed during the year. There was no financial impact to the consolidated financial statements of the Group and no valuation on these share options was performed.

The Binomial option pricing model was developed for use in estimating the fair value of traded option. Such option pricing model requires input of highly subjective assumptions, including the expected share price volatility. As the characteristics of the options granted during the year are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Binomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Share Awards of the Company

(A) The Share Award Scheme of the Company (the "HHL Award Scheme") was adopted by the Board on 25 January 2007 ("HHL Adoption Date"). Unless terminated earlier by the Board, the HHL Award Scheme shall be valid and effective for a term of 15 years commencing on the HHL Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the HHL Adoption Date. A summary of some of the principal terms of the HHL Award Scheme is set out in (B) below.

(B) The purpose of the HHL Award Scheme is to recognize the contributions by certain employees (including without limitation employees who are also directors) of the Group and to give incentive in order to retain them for the continual operation and development of the Group and to attract suitable personnel for further development of the Group.

Under the HHL Award Scheme, the Board (or where the relevant selected employee is a Director of the Company, the Remuneration Committee) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the HHL Award Scheme and determine the number of shares to be awarded. The Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the Board under the HHL Award Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the issued share capital of the Company as at the date of such grant.

(C) Details of the movement of share awards under the HHL Award Scheme for the year under review were set out below:

		Movements during the year			
Directors	**Outstanding at 01/07/2008**	**Awarded**	**Vested on 25/01/2009**	**Lapsed**	**Outstanding at 30/06/2009**
Josiah Chin Lai KWOK	90,000	—	90,000	—	—
Robert Van Jin NIEN	36,000	—	36,000	—	—
Albert Kam Yin YEUNG	60,000	—	60,000	—	—
Eddie Wing Chuen HO Junior	36,000	—	36,000	—	—
Barry Chung Tat MOK	50,000	—	50,000	—	—
William Wing Lam WONG	50,000	—	50,000	—	—
Total	322,000	—	322,000	—	—
Weighted average fair value	HK$23.22	—	HK$23.22	—	—

(D) During the year under review, cash dividend income amounting to HK$1,920,000 (2008: HK$1,270,000) and non-cash dividend income in the form of 7,200 ordinary shares in HHI had been received in respect of the shares held upon the trust for the HHL Award Scheme and shall form part of the trust fund of such trust. The trustee may apply such cash or shares for the purchase of share which shall become returned shares for the purpose of the HHL Award Scheme, or apply such cash or shares to defray the fees, costs and expenses in relation to the establishment and administration of such scheme, or return such cash or shares to the Company, as the trustee in its absolute discretion shall at any time determine, after having taken into consideration recommendations of the remuneration committee of the board of the Company.

Share Awards of HHI

(A) The Share Award Scheme of HHI (the "HHI Award Scheme") was adopted by the board of directors of HHI ("HHI Board") on 25 January 2007 ("HHI Adoption Date"). Unless terminated earlier by the HHI Board, the HHI Award Scheme shall be valid and effective for a term of 15 years commencing on the HHI Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the HHI Adoption Date. A summary of some of the principal terms of the HHI Award Scheme is set out in (B) below.

(B) The purpose of the HHI Award Scheme is to recognize the contributions by certain employees (including without limitation employees who are also directors) of HHI group and to give incentive in order to retain them for the continual operation and development of HHI group and to attract suitable personnel for further development of HHI group.

Under the HHI Award Scheme, the HHI Board (or where the relevant selected employee is a director of HHI, the remuneration committee of HHI) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the HHI Award Scheme and determine the number of shares to be awarded. The HHI Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the HHI Board under the HHI Award Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the issued share capital of HHI as at the date of such grant.

(C) Details of the movement of share awards under the HHI Award Scheme for the year under review were set out below:

Vesting Date	Outstanding at 01/07/2008	Movements during the year			Outstanding at 30/06/2009
		Awarded	Vested	Lapsed	
Directors of HHI					
25/01/2009	340,000	—	340,000	—	—
Employee of HHI					
25/01/2009	40,000	—	40,000	—	—
Total	380,000	—	380,000	—	—
Weighted average fair value	HK$5.68	—	HK$5.68	—	—

(D) During the year under review, the dividend income amounted to HK$475,000 (2008: HK$152,000) had been received in respect of the shares held upon the trust for the HHI Award Scheme and shall form part of the trust fund of such trust. The trustee may apply such cash for the purchase of HHI Shares which shall become returned shares (i.e. the awarded shares which are not vested in accordance with the terms of the HHI Award Scheme whether as a result of a lapse or otherwise) for the purpose of the HHI Award Scheme and shall be held by the trustee for the benefit of one or more employees of HHI, or apply such cash to defray the fees, costs and expenses in relation to the establishment and administration of such scheme, or return such cash to HHI, as the trustee in its absolute discretion shall at any time determine, after having taken into consideration recommendations of the remuneration committee of the board of HHI.

Arrangements to Acquire Shares or Debentures

Save as disclosed in the previous sections headed "Share Options of the Company", "Share Options of HHI", "Share Awards of the Company" and "Share Awards of HHI", at no time during the year ended 30 June 2009 was the Company or any of its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the Directors nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Directors' Remuneration

The Directors' fees are determined by shareholders at the annual general meeting and the other emoluments payable to Directors are determined by the Board with reference to the prevailing market practice, the Company's remuneration policy, the Directors' duties and responsibilities within the Group and contribution to the Group.

Service Contracts of Directors

No directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without the payment of compensation (other than statutory compensation). All the Independent Non-Executive Directors of the Company are appointed for a fixed period but subject to retirement from office and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association.

Retirement and Pension Plan

To comply with the statutory requirements of the Mandatory Provident Fund ("MPF") Schemes Ordinance, the Group has set up the MPF Schemes. Mandatory contributions to these schemes are made by both the employers and employees at 5% of the employees' monthly relevant income capped at HK$20,000. The employees employed by the PRC subsidiaries are members of the state-managed retirement benefit schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefit schemes is to make the required contributions under the schemes. During the year, the Group made contributions to the MPF Schemes amounted to HK$8,876,000.

Management Contracts

No contract of significance concerning the management and administration of the whole or any substantial part of any business of the Company was entered into during the year or subsisted at the end of the year.

Substantial Shareholders

As at 30 June 2009, to the best knowledge of the Directors, the interests of persons (other than Directors and chief executives of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Name	*Capacity*	*Number of shares (corporate interests)*	*% of issued share capital*
Commonwealth Bank of Australia	Interests of controlled corporations	44,412,000	5.05%

Save as disclosed above and under the section headed "Directors' Interests in Shares, Underlying Shares and Debentures", the Company has not been notified of any other interests or short positions representing 5% or more of the issued share capital of the Company and recorded in the register maintained under section 336 of the SFO as at 30 June 2009.

Purchase, Sale or Redemption of Securities

During the year, the Company repurchased 15,635,500 shares on the Stock Exchange at an aggregate consideration, including transaction costs, of approximately HK$361,468,000. All the repurchased shares were subsequently cancelled. The nominal value of the cancelled shares of HK$39,088,750 was credited to capital redemption reserve and the aggregate consideration was paid out from the Company's retained profits. Details of the repurchases are as follows:

Month of the repurchases	*Total no. of the ordinary shares repurchased*	*Highest price paid per share*	*Lowest price paid per share*	*Aggregate consideration paid (including transaction costs)*
		HK$	*HK$*	*HK$'000*
July 2008	743,000	27.35	25.65	19,619
August 2008	1,159,000	30.10	27.80	33,957
September 2008	1,637,000	28.10	25.15	44,425
October 2008	4,080,000	26.40	19.60	88,440
November 2008	2,438,000	23.85	18.80	51,583
December 2009	2,806,000	25.00	19.16	63,880
January 2009	1,447,500	25.00	21.50	33,418
April 2009	1,325,000	19.98	19.46	26,146
Total	**15,635,500**			**361,468**

The purchases were made for the benefit of the shareholders with a view to enhancing the earnings per share of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the year ended 30 June 2009.

Confirmation on Independence

The Company has received from each of the Independent Non-Executive Directors an annual confirmation of his/her independence pursuant to Rule 3.13 of the Listing Rules and still considers such Directors to be independent.

Connected Transactions

(A) Acquisition of Mingway Company, Limited

On 30 July 2008, Procelain Properties Ltd. ("Procelain") and Hopewell Properties (B.V.I.) Limited (both wholly-owned subsidiaries of the Company) entered into an agreement (the "Acquisition Agreement") with Galette Company Limited ("Galette") and Chi Chung Company, Limited for the acquisition (the "Acquisition") by Procelain from Galette of the entire issued share capital of Mingway Company, Limited ("Mingway") at a cash consideration of HK$208.4 million (the "Consideration"). Mingway was principally engaged in property investment and its principal asset was its sole ownership of 2 commercial units located on the Ground Floor, and 2 commercial units and a restaurant located on the Second Floor, Wu Chung House, No. 213 Queen's Road East, Hong Kong (the "Properties").

The Board of the Company believed that acquiring the Properties by means of the Acquisition would provide synergy for such retail stores and restaurants located at Wu Chung House with the existing retail properties owned by the Group in Hopewell Centre, QRE Plaza and GardenEast through better coordinated marketing efforts for the new dining and entertainment concept, "The East", being promoted by the Group. The Board also believed that successful branding of this concept could bring more patrons to shops located in the retail properties of the Group in that area, and be expected to increase the rental yield for such properties.

The Directors (including the Independent Non-executive Directors) believed that the terms of the Acquisition were fair and reasonable and in the interests of the shareholders of the Company as a whole.

As announced by the Company on 30 July 2008, Chi Chung and Galette were, directly and indirectly respectively, wholly-owned by Sir Gordon Ying Sheung WU and Lady WU Ivy Sau Ping KWOK who are both Directors and substantial shareholders of the Company. Therefore, Chi Chung and Galette were both connected persons of the Company and accordingly, the Acquisition constituted a connected transaction of the Company.

Relevant information on the Acquisition was disclosed by the Company in the announcement dated 30 July 2008.

(B) Amendment Agreements in relation to Phases II and III of the Western Delta Route

On 2 September 2008, the Company and HHI jointly issued an announcement on the agreements (being the "2008 Phase III Amendment Agreements" (as defined hereinafter) and the "2008 Phase II Amendment Agreements" (as defined hereinafter), collectively the "2008 Amendment Agreements") entered into between Hopewell Guangzhou-Zhuhai Superhighway Development Limited ("HHI West HK Co"), a wholly-owned subsidiary of HHI, and Guangdong Provincial Highway Construction Company Limited ("West Route PRC Partner") in relation to Phase II West and Phase III West.

(a) The 2008 Phase III Amendment Agreements

On 2 September 2008, HHI West HK Co and West Route PRC Partner entered into (i) the conditional agreement under which the parties thereto agreed to amend the Sino-foreign co-operative joint venture contract (the "JV Contract") dated 5 January 2004 between them, as may be amended from time to time, in relation to Phase III West and (ii) the conditional agreement under which the parties thereto agreed to amend the articles of association (the "JV Articles"), as may be amended from time to time, of Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV") in relation to Phase III West (collectively the "2008 Phase III Amendment Agreements").

The major terms of the 2008 Phase III Amendment Agreements are summarised as follows:-

(i) The areas of co-operation under each of the JV Contract and JV Articles are expanded to include the investment in and the construction and operation of Phase III West and related facilities in addition to Phase I West and Phase II West.

(ii) Subject to approval by the relevant government departments, the estimated total amount of investment in Phase III West is to be increased from RMB3,260 million (excluding loan interest incurred during the construction period and future adjustments of government charges and fees (if any)) to RMB5,600 million (including loan interest incurred during the construction period).

(iii) The registered capital of West Route JV is to be increased by RMB1,960 million from RMB2,303 million to RMB4,263 million to be contributed in cash by West Route PRC Partner and HHI West HK Co in equal share (i.e. each to contribute RMB980 million). 20 per cent of such contribution will be made within 3 months, and the remaining within 2 years, from the date of issue of the new business licence of West Route JV. Before the contribution of the increased registered capital, West Route PRC Partner agrees to make advances to meet the project expenses. West Route JV will pay interest at the lending rate announced by The People's Bank of China or the rate at which West Route PRC Partner actually obtains loans (whichever is lower) on any project expenses advanced by West Route PRC Partner until the date of repayment, compounded quarterly.

(iv) The duration of the West Route JV as stipulated in the JV Articles (the "JV Operation Period") will, subject to approval of the relevant PRC authorities, be 40 years commencing on the date on which the new business licence of West Route JV is issued. The JV Operation Period may be extended if unanimously resolved by the board of directors of West Route JV and approved by regulatory authorities which granted the original approval within 6 months before the expiry of the JV Operation Period.

(b) The 2008 Phase II Amendment Agreements

On 2 September 2008, HHI West HK Co and West Route PRC Partner entered into (i) the conditional agreement under which the parties thereto agreed to amend the JV Contract in relation to Phase II West and (ii) the conditional agreement under which the parties thereto agreed to amend the JV Articles in relation to Phase II West (collectively the "2008 Phase II Amendment Agreements").

The major terms of the 2008 Phase II Amendment Agreements are summarised as follows:-

(i) Subject to the approval by the relevant government departments, the estimated total amount of investment in Phase II West is to be increased from RMB4,900 million (excluding loan interest incurred during the construction period and future adjustments of government charges and fees (if any)) to RMB7,200 million (including loan interest incurred during the construction period).

(ii) The registered capital of West Route JV is to be further increased from RMB4,263 million to RMB5,068 million, with the increased amount of RMB805 million in total to be contributed in cash by West Route PRC Partner and HHI West HK Co in equal share (i.e. each to contribute RMB402.5 million). 20 per cent of such contribution will be made within 3 months, and the remaining within 2 years, from the date of issue of the new business licence of West Route JV. Before the contribution of the increased registered capital, West Route PRC Partner agrees to make advances to meet the project expenses. West Route JV will pay interest at the lending rate announced by The People's Bank of China or the rate at which West Route PRC Partner actually obtains loans (whichever is lower) on any project expenses advanced by West Route PRC Partner until the date of repayment, compounded quarterly.

The Board of the Company believed that the traffic flow in Phase II West and Phase III West would be driven by the rise in number of vehicles in Guangdong and the synergy from the transportation network developments between Hong Kong and the western bank of PRD. It was anticipated that the total cost of construction of Phase III West and Phase II West will exceed the original budget due to (i) the increase in land acquisition and demolition costs payable by West Route JV as a result of the tightening of PRC government's control over grants of land and the increase in compensation standards; (ii) the increase in the prices of construction materials; (iii) the incorporation of loan interest to be incurred during the construction periods; and (iv) the change in design of Phase III West to add more tunnels and bridges.

The terms of the 2008 Amendment Agreements were determined after arm's length negotiations between HHI and West Route PRC Partner. The Board (including the Independent Non-Executive Directors) of the Company considered that the terms of the 2008 Amendment Agreements were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Clause 46 of the Listing Agreement between HHI and the Stock Exchange and the letter dated 7 August 2003 from the Company to the Stock Exchange, West Route JV, being a Sino-foreign co-operative joint venture enterprise jointly controlled by the HHI group which operates a toll road project, is deemed to be a subsidiary of HHI and the Company for the purposes of the then Chapter 14 of the Listing Rules (which has been subdivided into Chapters 14 and 14A since revisions of the Listing Rules came into effect on 31 March 2004). West Route PRC Partner is a state-owned enterprise wholly-owned by and under the administration of Guangdong Provincial Communication Group Company Limited (廣東省交通集團有限公司) ("GPCG"). GPCG is a state-owned enterprise established by the Guangdong Provincial Government which primarily engages in the investment, construction, supervision and operation of major transportation and infrastructure projects in Guangdong Province. West Route PRC Partner currently has a respective 50% and 52% interest in West Route JV and Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited (which is a Sino-foreign co-operative joint venture between West Route PRC Partner and a subsidiary of HHI), and is accordingly deemed to be a connected person of HHI and the Company for the purposes of Chapter 14A of the Listing Rules. Therefore, the 2008 Amendment Agreements constituted connected transactions of the Company. The 2008 Amendment Agreements are subject to the reporting and announcements, and the requirement of independent shareholders' approval under Chapter 14A of the Listing Rules. The 2008 Amendment Agreements were approved by the independent shareholders of the Company at the extraordinary general meeting of the Company held on 13 October 2008.

Relevant information on the 2008 Amendment Agreements was disclosed by the Company and HHI in the joint announcement dated 2 September 2008 and the joint circular dated 22 September 2008.

Continuing Connected Transactions

Management Agreement with Nan Yue

On 1 June 2007, West Route JV entered into a management agreement ("Management Agreement") with Guangdong Nan Yue Logistics Company Limited ("Nan Yue"), a subsidiary of GPCG.

Pursuant to the Management Agreement, Nan Yue would provide to West Route JV the material logistics services, consisting of the planning, procurement and logistics management of the main construction materials for Phase II West ("Material Logistics Services"). The appointment is effective from the date of execution of such agreement and continues for three years or until the completion of the supply of the materials, payment of all material fees and after audit by the relevant departments of West Route JV, whichever is earlier. The appointment may be extended by mutual agreement. The Management Agreement will terminate after the end of the term of appointment of Nan Yue and the expiry of the warranty period (which is 24 months after the completion of Phase II West). The service fee is 2.5% of the fee for the materials supplied for Phase II West and shall be paid on a quarterly basis after deduction of the 5% assurance fee; such assurance fee shall be repayable without interest to Nan Yue upon completion of the term of the Management

Agreement. The material shall be purchased by Nan Yue from the relevant material suppliers and supplied to the contractors appointed by West Route JV for the construction of Phase II West ("Construction Contractors"). The material fee shall be payable by the Construction Contractors to Nan Yue. In the event that the relevant material supplier shall fail to supply the materials on time, upon approval by West Route JV, Nan Yue shall take such actions as may be required (including using its own material stock or making purchase separately) to resume the supply of materials for Phase II West.

Pursuant to the reasons disclosed in paragraph (B) under the section headed "Connected Transactions", Nan Yue, being a subsidiary of GPCG, is deemed to be a connected person of the Company and HHI for the purposes of Chapter 14A of the Listing Rules.

The service fee paid and payable to Nan Yue for the Material Logistics Services provided during the year ended 30 June 2009 under the Management Agreement was RMB12.0 million (2008: RMB11.7 million).

The Independent Non-executive Directors of the Company have reviewed and confirmed that the Material Logistic Services provided by Nan Yue for the financial year ended 30 June 2009 have been entered into in the ordinary and usual course of business of the Group; on normal commercial terms; and in accordance with the Management Agreement on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Further, pursuant to Rule 14A.38 of the Listing Rules, the Board of Directors engaged Deloitte Touche Tohmatsu, the auditor of the Company, to perform certain agreed upon procedures in respect of the Material Logistic Services provided by Nan Yue. The auditor has reported to the Board that (i) the Material Logistics Services transactions have received the approval of the Board of the Company, (ii) the amount of the Material Logistics Services fee for the year ended 30 June 2009 did not exceed the cap of RMB22 million per annum as disclosed in the joint announcement dated 1 June 2007 made by the Company and HHI, and (iii) the Material Logistics Services transactions have been entered into in accordance with the terms of the Management Agreement governing the connected transactions.

Saved as disclosed above, related party transactions that did not constitute connected transactions or continuing connected transactions made during the year are disclosed in note 44 to the consolidated financial statements.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors, as at the date of this report, there is sufficient public float of more than 25% of the Company's issued shares as required under the Listing Rules.

Disclosure under Chapter 13 of the Listing Rules

The Sino-foreign co-operative joint venture enterprises jointly controlled by the HHI Group and the PRC joint venture partners which operate toll expressways and infrastructure projects have, following the listing of HHI on the Stock Exchange in 2003, been deemed as subsidiaries of the Company for the purpose of the disclosure requirements under Chapter 13 of the Listing Rules. Accordingly, information on advances and financial assistance to such joint venture enterprises is no longer required under Rules 13.13, 13.16, 13.20 and 13.22 of the Listing Rules to be specifically disclosed in the annual report.

Auditor

A resolution to re-appoint Messrs. Deloitte Touche Tohmatsu as auditor of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman
Hong Kong, 26 August 2009

CORPORATE INFORMATION

Board of Directors

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman
Mr. Eddie Ping Chang HO*
Vice Chairman & Managing Director
Mr. Thomas Jefferson WU
Co-Managing Director
Mr. Josiah Chin Lai KWOK
Deputy Managing Director
Mr. Henry Hin Moh LEE#
Mr. Robert Van Jin NIEN
Mr. Guy Man Guy WU##
Lady WU Ivy Sau Ping KWOK JP#
Ms. Linda Lai Chuen LOKE##
Mr. Albert Kam Yin YEUNG
Mr. David Yau-gay LUI
Mr. Carmelo Ka Sze LEE#
Ir. Leo Kwok Kee LEUNG#
Mr. Eddie Wing Chuen HO Junior
Mr. Lee Yick NAM##
Mr. Barry Chung Tat MOK
Mr. William Wing Lam WONG

* *Also as Alternate Director to Sir Gordon Ying Sheung WU and Lady WU Ivy Sau Ping KWOK*

\# *Non-Executive Directors*

\## *Independent Non-Executive Directors*

Audit Committee

Mr. Lee Yick NAM *Chairman*
Ms. Linda Lai Chuen LOKE
Mr. Guy Man Guy WU

Remuneration Committee

Mr. Eddie Ping Chang HO *Chairman*
Mr. Lee Yick NAM
Ms. Linda Lai Chuen LOKE

Company Secretary

Mr. Peter Yip Wah LEE

Registered Office

64th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068

Solicitors

Woo, Kwan, Lee & Lo

Auditor

Deloitte Touche Tohmatsu

Principal Bankers+

Agricultural Bank of China Limited
Bank of China Limited
Bank of China (Hong Kong) Limited
Bank of Communications Co., Limited
Bank of East Asia, Limited
The Bank of Tokyo-Mitsubishi UFJ, Limited
BNP Paribas
Calyon
China CITIC Bank Corporation Limited
China Construction Bank Corporation
China Development Bank
China Merchants Bank Co., Limited
Chong Hing Bank Limited
Citibank, N.A.
DBS Bank Limited
Export Development Canada
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Hua Nan Commercial Bank, Limited
Industrial and Commercial Bank of China Limited
Industrial and Commercial Bank of China (Asia) Limited
Luso International Banking Limited
Malayan Banking Berhad
Mizuho Corporate Bank, Limited
Nanyang Commercial Bank, Limited
Oversea-Chinese Banking Corporation Limited
Shanghai Commercial Bank Limited
Sumitomo Mitsui Banking Corporation
Tai Fung Bank Limited
Wing Lung Bank Limited

\+ *names are in alphabetical order*

Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wanchai
Hong Kong
Tel : (852) 2862 8555
Fax : (852) 2529 6087

Listing Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code : 54)

American Depositary Receipt

CUSIP No.	439555301
Trading Symbol	HOWWY
ADR to share ratio	1:1
Depositary Bank	Citibank, N.A., U.S.A.

Investor Relations

Investor Relations Manager
Tel : (852) 2863 4340
Fax : (852) 2861 2068
Email : ir@hopewellholdings.com

Web Page

www.hopewellholdings.com

Note: In the case of any inconsistency between the Chinese translation and the English text of this Annual Report, the English text shall prevail.

FINANCIAL REPORT

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Deloitte.
德勤

TO THE MEMBERS OF HOPEWELL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Hopewell Holdings Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 87 to 158, which comprise the consolidated and Company balance sheets as at 30 June 2009, and the consolidated income statement, the consolidated statement of recognised income and expense and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2009 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
26 August 2009

CONSOLIDATED INCOME STATEMENT

For the year ended 30 June 2009

	Notes	2008 HK$'000 (restated)	**2009 HK$'000**
Turnover	5	914,962	**967,841**
Cost of sales and services		(479,256)	**(466,026)**
		435,706	**501,815**
Other income	7	416,973	**134,118**
Selling and distribution costs		(85,304)	**(51,281)**
Administrative expenses		(282,479)	**(305,105)**
Other expenses	8	(13,430)	**(7,337)**
Gain recognised on transfer of property to investment properties upon completion of development		371,408	**510,847**
Gain arising from changes in fair value of investment properties		270,334	**209,359**
Gain arising from distribution in specie of shares in a subsidiary	14	—	**143,572**
Gain on disposal of available-for-sale investments		21,756	**1,873**
Gain on disposal of jointly controlled entities and associates	9	4,741,457	**—**
Gain on disposal of investment properties		27,106	**—**
Gain on deemed disposal of partial interest in a subsidiary		291	**—**
Finance costs	10	(86,759)	**(35,270)**
Share of profits of			
Jointly controlled entities	11	1,044,192	**1,109,292**
Associates		6,743	**6,858**
Profit before taxation	12	6,867,994	**2,218,741**
Income tax expense	13	(339,104)	**(221,278)**
Profit for the year		6,528,890	**1,997,463**
Attributable to:			
Equity holders of the Company		5,978,766	**1,680,851**
Minority interests		550,124	**316,612**
		6,528,890	**1,997,463**
Dividends	14	2,038,718	**4,995,334**
		HK$	**HK$**
Earnings per share	15		
Basic		6.66	**1.90**
Diluted		6.63	**1.90**

CONSOLIDATED BALANCE SHEET

At 30 June 2009

	Notes	2008 HK$'000 (restated)	**2009** **HK$'000**
ASSETS			
Non-current Assets			
Investment properties	17	8,031,300	**9,239,700**
Property, plant and equipment	18	480,373	**570,037**
Prepaid land lease payments	19	969,341	**909,485**
Properties under development	22	442,648	**381,783**
Interests in jointly controlled entities	23	5,560,812	**6,704,998**
Interests in associates	24	22,833	**27,042**
Loan receivable		—	**3,064**
Available-for-sale investments	25	65,096	**33,318**
Loan to a jointly controlled entity	26	55,451	**25,000**
		15,627,854	**17,894,427**
Current Assets			
Inventories	27	18,457	**15,333**
Stock of properties	28		
Under development		364,525	**407,596**
Completed		17,593	**96,254**
Prepaid land lease payments	19	10,650	**10,572**
Trade and other receivables	29	1,117,363	**29,111**
Deposits and prepayments		46,115	**51,183**
Bank balances and cash held by:	30		
Hopewell Highway Infrastructure Limited and its subsidiaries		5,997,274	**2,775,222**
Other entities in the Group		4,785,087	**2,502,685**
		12,357,064	**5,887,956**
Total Assets		27,984,918	**23,782,383**

CONSOLIDATED BALANCE SHEET (continued)

At 30 June 2009

	Notes	2008 HK$'000 (restated)	**2009 HK$'000**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	35	2,230,806	**2,197,373**
Share premium and reserves	36	20,816,207	**17,185,571**
Equity attributable to equity holders of the Company		23,047,013	**19,382,944**
Share option reserve of a subsidiary	36	2,378	**2,974**
Share award reserve of a subsidiary	36	1,124	**—**
Minority interests	36	3,232,569	**2,601,477**
Total Equity		26,283,084	**21,987,395**
Non-current Liabilities			
Warranty provision	42(a)	84,059	**84,059**
Deferred tax liabilities	37	877,174	**1,075,227**
Amount due to a minority shareholder of a subsidiary	34	59,979	**61,929**
		1,021,212	**1,221,215**
Current Liabilities			
Trade and other payables	31	489,000	**370,551**
Rental and other deposits		140,293	**156,290**
Amounts due to associates	32	9,865	**9,741**
Amount due to a jointly controlled entity	32	—	**2,243**
Tax liabilities		41,464	**34,948**
		680,622	**573,773**
Total Liabilities		1,701,834	**1,794,988**
Total Equity and Liabilities		27,984,918	**23,782,383**

Thomas Jefferson WU
Co-Managing Director

Josiah Chin Lai KWOK
Deputy Managing Director

COMPANY BALANCE SHEET

At 30 June 2009

	Notes	2008 HK$'000	**2009 HK$'000**
ASSETS			
Non-current Assets			
Investments in subsidiaries	20	924,500	**895,426**
Amounts due from subsidiaries	21	12,109,537	**9,498,304**
Investments in associates	24	401	**401**
Available-for-sale investments	25	3,000	**3,000**
		13,037,438	**10,397,131**
Current Assets			
Trade and other receivables		2,707	**1,439**
Deposits and prepayments		3,642	**4,037**
Amounts due from subsidiaries	33	1,232,967	**1,252,940**
Bank balances and cash	30	4,228,504	**1,964,150**
		5,467,820	**3,222,566**
Total Assets		18,505,258	**13,619,697**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	35	2,230,806	**2,197,373**
Share premium and reserves	36	15,942,661	**11,119,302**
		18,173,467	**13,316,675**
Current Liabilities			
Trade and other payables		5,446	**8,603**
Amounts due to associates	32	9,865	**9,741**
Amounts due to subsidiaries	33	316,480	**284,678**
Total Liabilities		331,791	**303,022**
Total Equity and Liabilities		18,505,258	**13,619,697**

Thomas Jefferson WU
Co-Managing Director

Josiah Chin Lai KWOK
Deputy Managing Director

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 30 June 2009

	2008 HK$'000 (restated)	**2009** **HK$'000**
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	320,309	**(42,029)**
Gain (loss) arising from changes in fair value of available-for-sale investments	48,174	**(9,910)**
Gain arising from changes in fair value of other properties before reclassification to investment properties	13,024	—
Deferred tax liabilities on changes in fair value of other properties	(2,149)	—
Deferred tax liabilities on changes in fair value of available-for-sale investments	(3,590)	—
Net income (expense) recognised directly in equity	375,768	**(51,939)**
Reversal of deferred tax liabilities on disposal of available-for-sale investments	3,590	—
Investment revaluation reserve transferred to profit or loss on disposal of available-for-sale investments	(21,756)	**(1,873)**
Translation reserve realised on disposal of a jointly controlled entity	(76,918)	—
Profit for the year	6,528,890	**1,997,463**
Total recognised income for the year	6,809,574	**1,943,651**
Attributable to:		
Equity holders of the Company	6,219,048	**1,629,902**
Minority interests	590,526	**313,749**
	6,809,574	**1,943,651**

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 June 2009

	2008 HK$'000 (restated)	2009 HK$'000
OPERATING ACTIVITIES		
Profit before taxation	6,867,994	**2,218,741**
Adjustments for:		
Amortisation of prepaid land lease payments	2,845	**2,845**
Depreciation of property, plant and equipment	36,595	**46,681**
Dividend income	(2,877)	**—**
Gain recognised on transfer of property to investment properties upon completion of development	(371,408)	**(510,847)**
Gain arising from changes in fair value of investment properties	(270,334)	**(209,359)**
Gain arising from distribution in specie of shares in a subsidiary	—	**(143,572)**
Gain on disposal of available-for-sale investments	(21,756)	**(1,873)**
Gain on disposal of jointly controlled entities and associates	(4,741,457)	**—**
Gain on disposal of investment properties	(27,106)	**—**
Gain on deemed disposal of partial interest in a subsidiary	(291)	**—**
Finance costs	86,759	**35,270**
Interest from bank deposits, loans and receivables	(288,325)	**(115,359)**
Loss on disposal of property, plant and equipment	622	**217**
Share-based payment expense	36,883	**29,440**
Share of profits of		
Jointly controlled entities	(1,044,192)	**(1,109,292)**
Associates	(6,743)	**(6,858)**
Operating cash flows before movements in working capital	257,209	**236,034**
(Increase) decrease in inventories	(3,767)	**3,124**
Increase in stock of properties	(70,969)	**(122,740)**
Decrease (increase) in trade and other receivables, and deposits and prepayments	77,850	**(9,530)**
Decrease in trade and other payables, and rental and other deposits	(2,094)	**(65,413)**
Cash generated from operations	258,229	**41,475**
Tax paid		
Hong Kong Profits Tax	(15,968)	**(28,145)**
Taxation elsewhere	(29,051)	**(1,616)**
NET CASH FROM OPERATING ACTIVITIES	213,210	**11,714**

CONSOLIDATED CASH FLOW STATEMENT (continued)

For the year ended 30 June 2009

	Notes	2008 HK$'000 (restated)	**2009 HK$'000**
INVESTING ACTIVITIES			
Interest received		292,573	**119,936**
Dividends received		576,412	**1,104,668**
Acquisition of a subsidiary (net of cash and cash equivalents)	38	—	**(208,007)**
Additions to investment properties		(248,294)	**(35,159)**
Additions to property, plant and equipment		(95,329)	**(57,757)**
Additions to prepaid land lease payments		(35,803)	**(39,432)**
Investments in jointly controlled entities		(947,752)	**(111,978)**
Repayments from jointly controlled entities		1,687,316	**55,029**
Loan to a jointly controlled entity		—	**(25,000)**
Repayments to associates		(803)	**(124)**
Acquisition of available-for-sale investments		(63,784)	**—**
Proceeds from disposal of available-for-sale investments		65,544	**21,868**
Disposal of a subsidiary (net of cash and cash equivalents)	39	4,571,600	**—**
Proceeds from disposal of a jointly controlled entity		1,765,907	**—**
Proceeds from disposal of associates		18	**—**
Tax paid on disposal of a jointly controlled entity		(132,376)	**—**
Additions to properties under development		(170,825)	**(191,036)**
Net proceeds received on disposal of			
Investment properties		186,936	**—**
Other property, plant and equipment		72	**202**
Acquisition of additional interest in a subsidiary		(29,572)	**(39,049)**
NET CASH FROM INVESTING ACTIVITIES		7,421,840	**594,161**
FINANCING ACTIVITIES			
Dividends paid to			
Shareholders		(2,038,718)	**(4,610,654)**
Minority shareholders of subsidiaries		(367,297)	**(1,157,244)**
Proceeds from issue of shares by a subsidiary		592	**—**
Advances from a minority shareholder of a subsidiary		46,921	**—**
Proceeds from issue of shares by the Company		30,371	**45,975**
Repurchase of shares		(259,294)	**(361,468)**
Advance from a jointly controlled entity		—	**2,243**
Loan arrangement fees and bank charges paid		(49,088)	**(29,105)**
NET CASH USED IN FINANCING ACTIVITIES		(2,636,513)	**(6,110,253)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		4,998,537	**(5,504,378)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		5,757,579	**10,782,361**
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		26,245	**(76)**
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, representing bank balances and cash		10,782,361	**5,277,907**

1. GENERAL

The Company is a public limited liability company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange"). The address of the registered office and principal place of business of the Company is 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

The consolidated financial statements are presented in Hong Kong dollars, which is also the functional currency of the Company.

During the year, Hopewell Highway Infrastructure Limited ("HHI"), a non-wholly owned subsidiary of the Company whose shares are listed on the Hong Kong Stock Exchange, changed its functional currency from Hong Kong dollars to Renminbi due to the change of the underlying investment activities and strategy of HHI. The effect of the change of the functional currency of HHI has been accounted for prospectively. All items of the financial statements of HHI were translated into Renminbi using the exchange rate at the date of change. The resulting translated amounts for non-monetary item are treated as their historical cost.

The principal activities of the Company and it subsidiaries (collectively referred to as "the Group") are investment in toll road and power plant, property development and investment, property agency and management, hotel investment and management, restaurant operations and food catering.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

In the current year, the Group has applied the following amendments and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") which are or have become effective.

HKAS 39 & HKFRS 7 (Amendments)	Reclassification of Financial Assets
HK(IFRIC)-Int 12	Service Concession Arrangements
HK(IFRIC)-Int 13	Customer Loyalty Programme
HK(IFRIC)-Int 14	HKAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

Service concession arrangements

In the current year, certain jointly controlled entities of the Group have applied HK(IFRIC)-Int 12 "Service Concession Arrangements" which is effective for the Group's financial periods beginning on 1 July 2008.

In accordance with HK(IFRIC)-Int 12, infrastructure within the scope of this interpretation is not recognised as property, plant and equipment of the operator but is recognised as an intangible asset in accordance with HKAS 38 "Intangible Assets" to the extent that the operator receives a right (a licence) to charge users of the public service. The financial impact on application of this interpretation is summarised below.

Summary of the effect of the changes in accounting policies of certain jointly controlled entities of the Group

The effect of changes in accounting policies described above on the results for the current and prior year by line items presented is as follows:

	2008 *HK$'000*	***2009*** ***HK$'000***
Increase in share of profit of jointly controlled entities	17,780	**17,703**
Increase in income tax expense	(890)	**(885)**
Increase in profit for the year	16,890	**16,818**

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") (continued)

Service concession arrangements (continued)

Summary of the effect of the changes in accounting policies of certain jointly controlled entities of the Group (continued)

The effect of the application of HK(IFRIC)-Int 12 as at 30 June 2008 is summarised below:

	As at 30.6.2008 (originally stated) HK$'000	*Adjustments HK$'000*	*As at 30.6.2008 (restated) HK$'000*
Balance sheet items			
Assets			
Interests in jointly controlled entities	5,703,370	(142,558)	5,560,812
Equity and liabilities			
Translation reserve	387,014	(20,068)	366,946
Retained profits	11,552,531	(79,569)	11,472,962
Minority interests	3,269,734	(37,165)	3,232,569
Deferred tax liabilities	882,930	(5,756)	877,174
	16,092,209	(142,558)	15,949,651

The effect of the application of HK(IFRIC)-Int 12 on the Group's equity at 1 July 2007 is summarised below:

	As at 1.7.2007 (originally stated) HK$'000	*Adjustments HK$'000*	*As at 1.7.2007 (restated) HK$'000*
Translation reserve	176,114	(9,622)	166,492
Retained profits	7,891,295	(91,930)	7,799,365
Minority interests	3,058,754	(37,929)	3,020,825
	11,126,163	(139,481)	10,986,682

The effect of the application of HK(IFRIC)-Int 12 on the Group's basic and diluted earnings per share for the current and prior year is summarised below:

Impact on basic earnings per share

	2008 HK$	***2009 HK$***
Figures before adjustments	6.65	**1.89**
Adjustments arising from changes in accounting policies	0.01	**0.01**
Adjusted	6.66	**1.90**

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") (continued)

Service concession arrangements (continued)

Summary of the effect of the changes in accounting policies of certain jointly controlled entities of the Group (continued)

Impact on diluted earnings per share

	2008 *HK$*	***2009*** ***HK$***
Figures before adjustments	6.62	**1.89**
Adjustments arising from changes in accounting policies	0.01	**0.01**
Adjusted	6.63	**1.90**

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

HKFRSs (Amendments)	Improvements to HKFRSs 2008[1]
HKFRSs (Amendments)	Improvements to HKFRSs 2009[2]
HKAS 1 (Revised)	Presentation of Financial Statements[3]
HKAS 23 (Revised)	Borrowing Costs[3]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[4]
HKAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[3]
HKAS 39 (Amendment)	Eligible Hedged Items[4]
HKFRS 1 & HKAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate[3]
HKFRS 1 (Amendment)	Additional Exemptions for First-time Adopters[5]
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations[3]
HKFRS 2 (Amendment)	Group Cash-settled Share-based Payment Transactions[5]
HKFRS 3 (Revised)	Business Combinations[4]
HKFRS 7 (Amendment)	Improving Disclosures about Financial Instruments[3]
HKFRS 8	Operating Segments[3]
HK(IFRIC)-Int 15	Agreements for the Construction of Real Estate[3]
HK(IFRIC)-Int 16	Hedges of a Net Investment in a Foreign Operation[6]
HK(IFRIC)-Int 17	Distribution of Non-cash Assets to Owners[4]
HK(IFRIC)-Int 18	Transfers of Assets from Customers[7]

1 Effective for annual periods beginning on or after 1 January 2009, except the amendments to HKFRS 5, effective for annual periods beginning on or after 1 July 2009
2 Effective for annual periods beginning on or after 1 January 2009, 1 July 2009 and 1 January 2010, as appropriate
3 Effective for annual periods beginning on or after 1 January 2009
4 Effective for annual periods beginning on or after 1 July 2009
5 Effective for annual periods beginning on or after 1 January 2010
6 Effective for annual periods beginning on or after 1 October 2008
7 Effective for transfers on or after 1 July 2009

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") (continued)

The application of HKFRS 3 (Revised) may affect the Group's accounting for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on 1 July 2009. HKAS 27 (Revised) will affect the accounting treatment for changes in the Group's ownership interest in a subsidiary. The application of the amendment to HKAS 40 "Investment Property", which is contained in HKFRSs (Amendments) "Improvements to HKFRSs 2008", may affect the accounting for property under development for future use as an investment property of the Group. The amendment to HKAS 40 brings such property within the scope of HKAS 40 which, therefore, shall be accounted for under the fair value model in accordance with the Group's accounting policy. Such property is currently accounted for at cost less impairment in accordance with HKAS 16 "Property, Plant and Equipment". The amendment is to be applied prospectively and is effective for the Group's financial period beginning on or after 1 July 2009.

The directors of the Company anticipate that the application of the other new and revised standards, amendments or interpretations will have no material impact on the results and the financial position of the Group.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with the HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange and by the Hong Kong Companies Ordinance.

The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations

The acquisition of businesses is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 "Business Combinations" are recognised at their fair values at the acquisition date.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Distribution in specie of shares in a subsidiary

Dividend payable is recognised when the dividend is appropriately authorised and is no longer at the discretion of the Company, which is the date when the declaration of the dividend is approved by the shareholders or when the dividend is declared.

Dividend payable is measured at the fair value of the interests in a subsidiary to be distributed. On the settlement of dividend payable, any difference between the carrying amount of the interests in a subsidiary distributed and the carrying amount of the dividend payable is recognised in profit or loss.

Investments in subsidiaries

In the Company's balance sheet, investments in subsidiaries are stated at cost less any identified impairment loss.

Interests in jointly controlled entities

Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the jointly controlled entities, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity (which includes any long-term interests that, in substance, form part of the Group's net investment in the jointly controlled entity), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

The Group has incurred additional development expenditure for the construction and development of the toll expressways operated by the jointly controlled entities, which were not accounted for by those entities. Such costs are included in additional cost of investments in jointly controlled entities and are amortised over the joint venture period on the same basis as that adopted by the relevant jointly controlled entity in respect of depreciation of its project cost, commencing from the date of operation of the project undertaken. On disposal of a jointly controlled entity, the attributable amount of the unamortised additional cost of investment is included in the determination of the profit or loss on disposal.

When a group entity transacts with a jointly controlled entity of the Group, profits or losses are eliminated to the extent of the Group's interest in the jointly controlled entity.

Interests in associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

In the Company's balance sheet, investments in associates are stated at cost less any identified impairment loss.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment properties

Investment properties are properties held to earn rentals and/or for capital appreciation.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at their fair values using the fair value model. Gains or losses arising from changes in the fair value of investment properties are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

If an investment property becomes a property, plant and equipment because its use has changed as evidenced by the commencement of owner-occupation, any difference between the carrying amount and the fair value of the property at the date of transfer is recognised in profit or loss. Subsequent to the changes, the property is stated at deemed cost, equivalent to the fair value at the date of transfer, less subsequent accumulated depreciation and accumulated impairment losses.

Property, plant and equipment

Property, plant and equipment, including leasehold land and buildings held for use in the production or supply of goods or services, or for administrative purposes, are stated at cost or deemed cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost or deemed cost of items of property, plant and equipment over their estimated useful lives from the date on which they become fully operational and after taking into account of their estimated residual value, using the straight-line method.

If an item of property, plant and equipment becomes an investment property because its use has changed as evidenced by end of owner-occupation, any difference between the carrying amount and the fair value of that item at the date of transfer is recognised in property revaluation reserve. On the subsequent sale or retirement of the asset, the relevant revaluation reserve will be transferred directly to retained profits.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Properties under development

Properties under development classified as non-current assets includes property in the course of construction for production or for its own use purposes as well as self-constructed investment property. Properties under development are carried at cost less any recognised impairment loss. The cost of properties comprises development expenditure, other directly attributable expenses and, where appropriate, borrowing costs capitalised.

When the leasehold land and buildings are in the course of development, the leasehold land component is classified as prepaid land lease payments and amortised on a straight line basis over the lease term. During the construction period, the amortisation charge provided for the leasehold land is included as part of the cost of the properties under development.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Properties under development (continued)

Properties under development for production or for its own use purposes is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Property that is being constructed or developed for future use as an investment property is classified as properties under development and carried at cost less any recognised impairment loss. Upon the completion of the development, the property is reclassified to and subsequently accounted for as investment property. Any difference between the fair value of the property at the time of reclassification and its previous carrying amount is recognised in profit or loss.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised in profit or loss or in equity, as appropriate.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Prepaid land lease payments

Prepaid land lease payments, which represent up-front payments to acquire interests in leasehold land, are stated at cost and amortised over the period of the lease on a straight-line basis.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Financial assets

The Group's and the Company's financial assets are classified into loans and receivables or available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or, where appropriate, a shorter period.

Interest income is recognised on an effective interest basis for debt instruments.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including loan receivable, loan to a jointly controlled entity, trade and other receivables, amounts due from subsidiaries and bank balances and cash) are carried at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment loss on financial assets below).

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as held-to-maturity investments, financial assets at fair value through profit or loss or loans and receivables.

At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss (see accounting policy on impairment loss on financial assets below).

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy on impairment loss on financial assets below).

Impairment loss on financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been affected.

For an available-for sale financial assets, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past an average credit period of 15 to 60 days, observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, amounts due from subsidiaries and loan to a jointly controlled entity, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When the amounts are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Impairment loss on financial assets (continued)

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Impairment losses on available-for-sale financial assets carried at fair value will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in equity.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial liabilities (including amounts due to subsidiaries, amount due to a minority shareholder of a subsidiary, trade and other payables, rental and other deposits, amounts due to associates and amount due to a jointly controlled entity) are subsequently measured at amortised cost, using the effective interest method.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Stock of properties

Completed properties and properties under development for sale are stated at the lower of cost and net realisable value. Cost includes the cost of land, development expenditure, borrowing costs capitalised in accordance with the Group's accounting policy, and other directly attributable expenses. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale, determined by management based on prevailing market conditions.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the amounts required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Leasehold land and building

The land and building elements of a lease of land and building are considered separately for the purpose of lease classification, unless the lease payments cannot be allocated reliably between the land and building elements, in which case, the entire lease is generally treated as a finance lease and accounted for as property, plant and equipment. To the extent the allocation of the lease payments can be made reliably, leasehold interests in land are accounted for as operating leases except for those that are classified and accounted for as investment properties under the fair value model and those properties transferred from investment properties to property, plant and equipment, which are accounted for as if it were a finance lease.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value, are included in profit or loss for the period except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rates of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the year, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense when employees have rendered service entitling them to the contributions.

Equity-settled share-based payment transactions

For share option schemes, the fair value of services received, determined by reference to the fair value of share options granted at the grant date, is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (share option reserve). At the time when the share options are exercised, the amount previously recognised in share option reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in share option reserve will be transferred to retained profits.

For share award schemes, the fair value of services received, determined by reference to the fair value of awarded shares granted at the grant date, is expensed on a straight-line basis over the vesting period, with a corresponding increase in share award reserve. The cost of acquisition of the Company's share held for the share award scheme is recorded as treasury shares (shares held for share award scheme). At the time when the awarded shares are vested, the amount previously recognised in share award reserve and the amount of the relevant treasury shares will be transferred to retained profits.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity-settled share-based payment transactions (continued)

At each balance sheet date, the Group revises its estimates of the number of share options and awarded shares that are expected to ultimately vest. The impact of the revision of the estimates during the vesting period, if any, is recognised in the profit or loss, with a corresponding adjustment to the share option reserve and share award reserve respectively.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes.

Lease of properties

Rental income in respect of properties under operating leases is recognised on a straight-line basis over the respective lease term.

Property agency and management

Revenue from the provision of property agency and management services is recognised when the relevant services are provided.

Property development

Revenue from sale of properties in the ordinary course of business is recognised when the development of relevant properties has been completed at which the relevant completion certificates are issued by the respective government authorities and the properties have been delivered to the purchasers and the collectability of related receivables is reasonably assured. Deposits and instalments received from purchasers prior to the date of revenue recognition are included in the balance sheet under current liabilities.

Infrastructure project investment

Revenue from provision of management services for infrastructure project investment is recognised when services are rendered.

Hotel investment and management

Revenue from hotel investment and management is recognised when the relevant services are provided.

Restaurant operations and food catering

Revenue from restaurant operations and food catering services is recognised when goods are delivered and services are provided.

Interest income

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income

Dividend income from investments are recognised when the Group's rights to receive payment have been established.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group's accounting policies, which are described in note 3, the directors of the Company are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation of uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Investment properties

Investment properties are stated at fair value based on the valuation performed by independent professional valuers. In determining the fair value, the valuers have based on a method of valuation which involves certain estimates of market conditions. In relying on the valuation report, the directors of the Company have exercised their judgment and are satisfied that the assumptions used in the valuation is reflective of the current market conditions. Changes to these assumptions would result in changes in the fair value of the Group's investment properties and the corresponding adjustments to the amount of gain or loss would be reported in the consolidated income statement.

Amortisation of concession intangible assets held by jointly controlled entities and amortisation of additional cost of investments in jointly controlled entities

Amortisation of concession intangible assets held by jointly controlled entities and amortisation of the Group's additional cost of investments in jointly controlled entities are calculated based on the ratio of the actual traffic volume of the underlying toll expressways compared to the total expected traffic volume of the underlying toll expressways over the remaining concession periods of the service concession agreements of the respective jointly controlled entities. Adjustments may need to be made to the carrying amounts of the Group's interests in jointly controlled entities and share of results of these jointly controlled entities should there be a material difference between the total expected traffic volume and the actual results.

Resurfacing obligations related to toll expressways operated by jointly controlled entities

Certain jointly controlled entities of the Group have contractual obligations under the contractual service arrangements to maintain the toll expressways to a specified level of serviceability over the respective concession periods. These obligations to maintain or restore the toll expressways, except for upgrade services, are to be recognised and measured as resurfacing obligations.

The amount expected to be required to settle the obligations at the balance sheet date is determined based on the number of major resurfacing works to be undertaken over the concession periods under the service concession agreements and the expected costs to be incurred for each event. The costs are then discounted to the present value based on a pre-tax discount rate.

Adjustments may need to be made to the carrying amount of the Group's interests in jointly controlled entities and share of results of that jointly controlled entity should there be a material change in the expected expenditures, resurfacing plan and discount rate.

Depreciation of power plant operated by a jointly controlled entity

Depreciation of power plant operated by a jointly controlled entity is calculated based on units-of-production method which are based on the expected volume of production and expected useful life of the power plant. Adjustments may need to be made to the carrying amount of the Group's interests in jointly controlled entities and share of results of that jointly controlled entity should there be a material change in the expected volume of production or useful life of the power plant.

5. TURNOVER

Turnover comprises mainly income from property letting, agency and management, property development and service fee income from toll road investment, hotel investment and management, restaurant operations and food catering, and is analysed as follows:

	2008 HK$'000	**2009** **HK$'000**
Property letting, agency and management	485,394	**553,559**
Property development	5,562	**3,540**
Toll road investment	2,455	—
Hotel investment and management	219,389	**210,416**
Restaurant operations and food catering	202,068	**200,278**
Other operations	94	**48**
	914,962	**967,841**

6. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business Segments

The businesses based upon which the Group reports its primary segment information are follows:

Property investment	—	property letting, agency and management
Property development	—	development of properties
Toll road investment	—	investments in expressway projects
Hotel investment and management	—	hotel ownership and management
Restaurants and catering	—	restaurant operations and food catering
Power plant	—	power plant operation

Segment information about these businesses is presented below.

Segment turnover

Year ended 30 June

	2008			**2009**		
	External HK$'000	Inter-segment HK$'000	Combined HK$'000	**External** **HK$'000**	**Inter-segment** **HK$'000**	**Combined** **HK$'000**
Property investment	485,394	32,152	517,546	**553,559**	**42,594**	**596,153**
Property development	5,562	—	5,562	**3,540**	—	**3,540**
Toll road investment	2,455	—	2,455	—	—	—
Hotel investment and management	219,389	13	219,402	**210,416**	**181**	**210,597**
Restaurants and catering	202,068	—	202,068	**200,278**	—	**200,278**
Power plant	—	—	—	—	—	—
Other operations	94	8,573	8,667	**48**	**12,700**	**12,748**
Eliminations	—	(40,738)	(40,738)	—	**(55,475)**	**(55,475)**
Total turnover	914,962	—	914,962	**967,841**	—	**967,841**

Inter-segment revenue was charged at prices determined by the management with reference to market prices.

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business Segments (continued)

Segment results

Year ended 30 June

	2008 (restated)				**2009**			
	Segment results HK$'000	*Jointly controlled entities HK$'000*	*Associates HK$'000*	*Total HK$'000*	***Segment results HK$'000***	***Jointly controlled entities HK$'000***	***Associates HK$'000***	***Total HK$'000***
Property investment								
Operations	251,053	1,237	2,135	254,425	**336,738**	**594**	**3,026**	**340,358**
Gain recognised on transfer of property to investment properties upon completion of development	371,408	—	—	371,408	**510,847**	—	—	**510,847**
Gain arising from changes in fair value of investment properties	270,334	—	—	270,334	**209,359**	—	—	**209,359**
	892,795	1,237	2,135	896,167	**1,056,944**	**594**	**3,026**	**1,060,564**
Property development	(31,918)	—	—	(31,918)	**(28,292)**	—	—	**(28,292)**
Toll road investment	12,047	1,085,421	—	1,097,468	**(54,782)**	**1,116,390**	—	**1,061,608**
Hotel investment and management	54,877	—	3,880	58,757	**50,100**	—	**3,348**	**53,448**
Restaurants and catering	18,417	—	—	18,417	**14,630**	—	—	**14,630**
Power plant	—	(42,466)	—	(42,466)	**(568)**	**(7,692)**	—	**(8,260)**
Other operations	(12,007)	—	728	(11,279)	**(9,900)**	—	**484**	**(9,416)**
	934,211	1,044,192	6,743	1,985,146	**1,028,132**	**1,109,292**	**6,858**	**2,144,282**

	2008 HK$'000 (restated)	***2009 HK$'000***
Segment results		
Company and subsidiaries	934,211	**1,028,132**
Interest and other income	291,465	**115,885**
Unallocated exchange gains (losses), net	37,888	**(1,033)**
Unallocated corporate expenses	(150,356)	**(150,568)**
	1,113,208	**992,416**
Gain arising from distribution in specie of shares in a subsidiary	—	**143,572**
Gain on disposal of available-for-sale investments	21,756	**1,873**
Gain on disposal of jointly controlled entities and associates	4,741,457	—
Gain on disposal of investment properties	27,106	—
Gain on deemed disposal of partial interest in a subsidiary	291	—
Finance costs	(86,759)	**(35,270)**
Share of profits of		
Jointly controlled entities	1,044,192	**1,109,292**
Associates	6,743	**6,858**
Profit before taxation	6,867,994	**2,218,741**
Income tax expense	(339,104)	**(221,278)**
Profit for the year	6,528,890	**1,997,463**

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business Segments (continued)

Assets and Liabilities

At 30 June 2009

	Segment assets HK$'000	*Interests in and loan to jointly controlled entities HK$'000*	*Interests in associates HK$'000*	*Consolidated total assets HK$'000*	*Segment liabilities HK$'000*	*Consolidated total liabilities HK$'000*
Property investment	**9,330,071**	**12,053**	**20,598**	**9,362,722**	**251,901**	**251,901**
Property development	**545,457**	**25,000**	**—**	**570,457**	**85,772**	**85,772**
Toll road investment	**9,825**	**6,037,367**	**—**	**6,047,192**	**35,267**	**35,267**
Hotel investment and management	**383,182**	**—**	**—**	**383,182**	**42,846**	**42,846**
Restaurants and catering	**124,627**	**—**	**—**	**124,627**	**21,259**	**21,259**
Power plant	**—**	**655,578**	**—**	**655,578**	**62,148**	**62,148**
Other operations	**23,583**	**—**	**6,444**	**30,027**	**17,422**	**17,422**
	10,416,745	**6,729,998**	**27,042**	**17,173,785**	**516,615**	**516,615**
Available-for-sale investments				**33,318**		**—**
Unallocated assets/liabilities				**6,575,280**		**1,278,373**
				23,782,383		**1,794,988**

At 30 June 2008

	Segment assets HK$'000	*Interests in and loan to jointly controlled entities HK$'000 (restated)*	*Interests in associates HK$'000*	*Consolidated total assets HK$'000 (restated)*	*Segment liabilities HK$'000*	*Consolidated total liabilities HK$'000 (restated)*
Property investment	8,104,771	11,459	19,524	8,135,754	298,004	298,004
Property development	420,788	—	—	420,788	61,986	61,986
Toll road investment	11,747	4,940,526	—	4,952,273	113,469	113,469
Hotel investment and management	393,537	—	—	393,537	50,728	50,728
Restaurants and catering	104,238	—	—	104,238	23,326	23,326
Power plant	—	664,278	—	664,278	—	—
Other operations	18,333	—	3,309	21,642	25,139	25,139
	9,053,414	5,616,263	22,833	14,692,510	572,652	572,652
Available-for-sale investments				65,096		—
Unallocated assets/liabilities				13,227,312		1,129,182
				27,984,918		1,701,834

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business Segments (continued)

Other Information

	2008			***2009***		
	Capital additions HK$'000	*Depreciation HK$'000*	*Other Non-cash expenses HK$'000*	***Capital additions HK$'000***	***Depreciation HK$'000***	***Other non-cash (income) expenses HK$'000***
Property investment	371,089	6,754	133	**260,903**	**8,633**	**(16)**
Property development	21,567	1,260	—	**826**	**1,286**	—
Toll road investment	8,266	857	—	**223**	**4,837**	—
Hotel investment and management	27,878	18,384	—	**14,694**	**18,182**	**(255)**
Restaurants and catering	11,204	5,640	96	**4,295**	**6,050**	**87**
Other operations	176	652	—	**88**	**673**	—
Unallocated	195,309	3,048	—	**223,654**	**7,020**	—
	635,489	36,595	229	**504,683**	**46,681**	**(184)**

Geographical Segments

The Group's hotel investment and management, restaurants and catering activities are mainly carried out in Hong Kong. The Group's property investment and development activities are carried out in Hong Kong and the People's Republic of China ("the PRC"). The Group's toll road and power plant investments are located in the PRC. The following table provides an analysis of the Group's turnover by geographical markets:

	Turnover	
	2008 HK$'000	***2009 HK$'000***
Hong Kong	905,689	**961,221**
The PRC	9,273	**6,620**
	914,962	**967,841**

The following is an analysis of the carrying amounts of assets and additions to investment properties, property, plant and equipment and properties under development of the Group, analysed by the geographical areas in which the assets are located:

	Assets		***Additions to investment properties, property, plant and equipment, and properties under development***	
	2008 HK$'000 (restated)	***2009 HK$'000***	*2008 HK$'000*	***2009 HK$'000***
Group segment assets				
Hong Kong	8,655,029	**9,886,270**	418,565	**280,079**
The PRC	397,746	**529,933**	21,615	**950**
Other regions	639	**542**	—	**—**
	9,053,414	**10,416,745**	440,180	**281,029**
Other assets *(Note)*	18,931,504	**13,365,638**	195,309	**223,654**
	27,984,918	**23,782,383**	635,489	**504,683**

Note: Unallocated assets mainly include bank deposits, interests in and loan to jointly controlled entities and available-for-sale investments.

7. OTHER INCOME

	2008 HK$'000	2009 HK$'000
Included in other income are:		
Interest from		
Bank deposits	283,502	**115,199**
Loans and other receivables	4,823	**160**
Dividend income from listed securities	2,877	—
Exchange gains	111,362	**418**

8. OTHER EXPENSES

The other expenses represent charitable donations made by the Group.

9. GAIN ON DISPOSAL OF JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

	2008 HK$'000	2009 HK$'000
Gain on disposal of a jointly controlled entity and associates engaged in property development and property management *(Note a)*	3,948,285	—
Gain on disposal of a jointly controlled entity engaged in the operation of an expressway *(Note b)*	793,172	—
	4,741,457	—

Notes:

(a) During the year ended 30 June 2008, the Group disposed of its equity interest in, and loans to, a subsidiary of the Company, Nomusa Limited ("Nomusa"), which was principally engaged in investment holding, and its equity interests in two associates, namely, Nova City Property Management Limited ("Nova City") and Nova Taipa Gardens Property Management Limited ("Nova Gardens"), which were principally engaged in property management, to a fellow subsidiary of a shareholder of the Group's jointly controlled entity, Nova Taipa-Urbanizacoes Limitada ("Nova Taipa"), for a total consideration of HK$4,580 million. The sole assets of Nomusa are the 50% equity interest in, and loans to Nova Taipa, which was principally engaged in property development. The disposal gave rise to a gain amounting to HK$3,948 million which was recognised in the Group's consolidated income statement for the year ended 30 June 2008.

(b) During the year ended 30 June 2008, the Group disposed of its entire interest in a jointly controlled entity, ESW Ring Road JV, for a consideration of RMB1,712.55 million. ESW Ring Road JV was principally engaged in the construction, operation and management of Guangzhou East-South-West Ring Road in the PRC. The disposal gave rise to a gain amounting to HK$793 million which was recognised in the Group's consolidated income statement for the year ended 30 June 2008.

10. FINANCE COSTS

	2008 HK$'000	2009 HK$'000
Loan arrangement fees and bank charges	65,849	**33,320**
Imputed interest on amount due to a minority shareholder of a subsidiary	—	**1,950**
Interest reimbursed to a jointly controlled entity *(Note)*	20,910	—
	86,759	**35,270**

Note: ESW Ring Road JV had in the past raised bank loans to finance the development of its road project. The interests of such bank loans were reimbursed by the Hong Kong joint venture partners. The Group's entire interest in ESW Ring Road JV was disposed of during the year ended 30 June 2008 as referred to in note 9(b).

11. SHARE OF PROFITS OF JOINTLY CONTROLLED ENTITIES

	2008 HK$'000 (restated)	***2009 HK$'000***
Share of profits of jointly controlled entities before interest income from loans to, and amortisation of additional cost of investments in, jointly controlled entities	1,102,851	**1,189,952**
Interest income from loans to, and registered capital contribution made to, jointly controlled entities *(Note)*	23,258	**3,946**
Amortisation of additional cost of investments in jointly controlled entities	(81,917)	**(84,606)**
	1,044,192	**1,109,292**

Note: The amount includes imputed interest on interest free loans advanced by the Group to a jointly controlled entity amounting to HK$3.8 million (2008: HK$3.6 million).

12. PROFIT BEFORE TAXATION

	2008 HK$'000 (restated)	***2009 HK$'000***
Profit before taxation has been arrived at after charging (crediting):		
Auditors' remuneration	6,234	**5,868**
Depreciation of property, plant and equipment	36,595	**46,681**
Amortisation of prepaid land lease payments	10,650	**10,572**
Less: Amount capitalised to properties under development	(7,805)	**(7,727)**
	2,845	**2,845**
Loss on disposal of property, plant and equipment	622	**217**
Rental expense in respect of properties under operating leases	1,125	**1,083**
Staff costs (including directors' emoluments)	338,095	**337,040**
Share of tax of jointly controlled entities (included in share of profits of jointly controlled entities)	211,945	**130,931**
Share of tax of associates (included in share of profits of associates)	588	**394**
Rental income from investment properties, less attributable outgoings of HK$212,141,000 (2008: HK$183,656,000)	(279,082)	**(334,064)**

13. INCOME TAX EXPENSE

	2008 HK$'000 (restated)	***2009 HK$'000***
Hong Kong Profits Tax		
Current year	24,529	**25,010**
Under(over) provision in respect of prior years	270	**(3,022)**
	24,799	**21,988**
Taxation elsewhere		
Current year	164,556	**1,237**
Deferred tax *(note 37)*	149,749	**198,053**
	339,104	**221,278**

13. INCOME TAX EXPENSE (continued)

Hong Kong Profits Tax is calculated at 16.5% (2008: 16.5%) on the estimated assessable profit for the year.

Taxes on profits assessable elsewhere are calculated at the tax rates prevailing in the countries in which the Group operates.

Taxation elsewhere for 2008 represented mainly the PRC Enterprise Income Tax amounting to approximately HK$23 million on receipt of RMB725 million from the Group's jointly controlled entity, Guangzhou Shenzhen Zhuhai Superhighway Company Limited ("GS Superhighway JV"), in relation to repayment of additional development expenditure for the construction and development of the toll expressway operated by GS Superhighway JV previously incurred by the Group (note 23(a)), and the PRC withholding tax paid in relation to the disposal of interest in ESW Ring Road JV amounted to approximately HK$132 million (note 9(b)), which were calculated at the rates then prevailing in the PRC.

On 16 March 2007, the People's Republic of China promulgated the Law of the People's Republic of China on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of the People's Republic of China. On 6 December 2007, the State Council of the People's Republic of China issued Implementation Regulations of the New Law. The New Law and Implementation Regulations has changed the tax rate for the Group's PRC subsidiaries from 33% to 25% commencing 1 January 2008.

Details of deferred taxation are set out in note 37.

The income tax expense for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2008 HK$'000 (restated)	***2009 HK$'000***
Profit before taxation	6,867,994	**2,218,741**
Tax at Hong Kong Profits Tax rate of 16.5% (2008: 16.5%)	1,133,219	**366,092**
Tax effect of expenses not deductible for tax purposes	36,800	**24,694**
Tax effect of income not taxable for tax purposes	(723,155)	**(49,297)**
Tax effect of tax losses not recognised	22,107	**14,535**
Tax effect of utilisation of and recognition of deferred tax on tax loss not previously recognised	(16,031)	**(5,337)**
Tax effect of utilisation of deductible temporary differences not previously recognised	(13)	**—**
Tax effect of share of profits of jointly controlled entities and associates	(173,404)	**(184,165)**
PRC Enterprise Income Tax on the repayment of the Group's additional cost of investments	22,889	**—**
Under(over) provision in respect of prior years	270	**(3,022)**
Decrease in the opening deferred tax liability resulting from a decrease in tax rates	(41,824)	**—**
Effect of different tax rates of subsidiaries operating in other jurisdictions	10,403	**(99)**
Deferred tax on undistributed earnings of PRC jointly controlled entities	68,898	**56,212**
Others	(1,055)	**1,665**
Income tax expense for the year	339,104	**221,278**

14. DIVIDENDS

	2008 HK$'000	2009 HK$'000
Dividends recognised as distribution during the year		
Cash dividends:		
Final dividend for the year ended 30 June 2008 of HK40 cents per share (2008: for the year ended 30 June 2007 of HK82 cents per share)	737,658	**355,626**
Special final dividend for the year ended 30 June 2008 of HK110 cents per share (2008: for the year ended 30 June 2007 of HK35 cents per share)	314,854	**977,971**
Less: Dividends for shares held by HHL Employees' Share Award Scheme Trust *(note 35)*	(838)	**(591)**
	1,051,674	**1,333,006**
Interim dividend for the year ended 30 June 2009 of HK40 cents per share (2008: for the year ended 30 June 2008 of HK55 cents per share)	493,738	**352,110**
Special interim dividend for the year ended 30 June 2009 of HK330 cents per share (2008: for the year ended 30 June 2008 of HK55 cents per share)	493,738	**2,926,867**
Less: Dividends for shares held by HHL Employees' Share Award Scheme Trust *(note 35)*	(432)	**(1,329)**
	987,044	**3,277,648**
	2,038,718	**4,610,654**
Special interim dividend by way of a distribution in specie *(Note)*	—	**384,680**
	2,038,718	**4,995,334**
Dividends proposed		
Final dividend for the year ended 30 June 2009 of HK58 cents per share (2008: for the year ended 30 June 2008 of HK40 cents per share)	356,168	**509,790**
Special final dividend for the year ended 30 June 2009: Nil (2008: for the year ended 30 June 2008 of HK110 cents per share)	979,463	**—**
	1,335,631	**509,790**
Less: Dividends for shares held by HHL Employees' Share Award Scheme Trust *(note 35)*	(591)	**(42)**
	1,335,040	**509,748**

Note: On 26 February 2009, the Board declared a special interim dividend to be satisfied by way of a distribution of specie of shares in HHI in the proportion of one share in HHI for every whole multiple of 10 shares in the Company held by the shareholders. A total of 88,027,402 HHI shares with an aggregate market value of HK$384,680,000 were recognised as distribution during the year.

The difference between the market value of HK$384,680,000 of shares in HHI being distributed and the carrying amount of the respective interest in HHI of HK$241,108,000 has resulted in a gain on distribution in specie of shares in HHI of HK$143,572,000 which is recognised in the consolidated income statement in current year.

The proposed final dividend of HK58 cents per share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

The proposed final dividend is calculated based on the number of shares in issue, less the dividend for shares held by HHL Employees' Share Award Scheme Trust, at the date of approval of these financial statements.

15. EARNINGS PER SHARE

	2008 *HK$'000* *(restated)*	***2009*** ***HK$'000***
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings for the purposes of basic earnings per share		
Profit for the year attributable to equity holders of the Company	5,978,766	**1,680,851**
Effect of dilutive potential ordinary shares of HHI *(note 35)*:		
Adjustment to the Group's results arising from a dilution of HHI's earnings attributable to share options issued and shares awarded	(651)	—
Earnings for the purposes of diluted earnings per share	5,978,115	**1,680,851**

	Number of shares	***Number of shares***
Weighted average number of ordinary shares for the purposes of basic earnings per share	897,350,773	**883,705,880**
Effect of dilutive potential ordinary shares:		
Share options	3,091,655	**392,960**
Award shares	513,355	**255,496**
Weighted average number of ordinary shares for the purposes of diluted earnings per share	900,955,783	**884,354,336**

The weighted average number of ordinary shares shown above has been arrived at after deducting 72,000 shares (2008: 394,000 shares) held by HHL Employees' Share Award Scheme Trust as set out in note 35.

16. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID EMPLOYEES

(a) Directors' emoluments

Certain directors of the Company are also directors of HHI. The emoluments paid or payable by HHI group to those directors are as follows:

	Year ended 30 June 2009				
	Directors' fees HK$'000	*Basic salaries allowances & benefits in kind HK$'000*	*Share based Payments HK$'000*	*Contributions to provident fund schemes HK$'000*	*Total HK$'000*
Sir Gordon Ying Sheung WU	300	3,000	—	—	3,300
Mr. Eddie Ping Chang HO	250	2,400	—	—	2,650
Mr. Thomas Jefferson WU	200	1,794	—	12	2,006
Mr. Barry Chung Tat MOK	200	—	—	—	200
Mr. Lee Yick NAM	200	—	—	—	200
	1,150	7,194	—	12	8,356

The emoluments paid or payable by the Group, other than by the HHI group, to the Company's directors are as follows:

	Year ended 30 June 2009				
	Directors' fees HK$'000	*Basic salaries allowances & benefits in kind HK$'000*	*Share based Payments HK$'000*	*Contributions to provident fund schemes HK$'000*	*Total HK$'000*
Sir Gordon Ying Sheung WU	300	1,500	—	—	1,800
Mr. Eddie Ping Chang HO	250	1,092	—	—	1,342
Mr. Thomas Jefferson WU	200	1,560	—	12	1,772
Mr. Josiah Chin Lai KWOK	200	3,000	606	12	3,818
Mr. Henry Hin Moh LEE	200	1,000	—	—	1,200
Mr. Robert Van Jin NIEN	200	1,430	242	12	1,884
Mr. Guy Man Guy WU	200	—	—	—	200
Lady WU Ivy Sau Ping KWOK	200	—	—	—	200
Ms. Linda Lai Chuen LOKE	200	—	—	—	200
Mr. Albert Kam Yin YEUNG	200	1,638	404	12	2,254
Mr. Barry Chung Tat MOK	200	1,992	337	12	2,541
Mr. David Yau-gay LUI	200	—	—	—	200
Mr. Camelo Ka Sze LEE	200	—	—	—	200
Mr. Eddie Wing Chuen HO Junior	200	819	242	12	1,273
Mr. Lee Yick NAM	200	—	—	—	200
Mr. William Wing Lam WONG	200	1,720	601	12	2,533
	3,350	15,751	2,432	84	21,617

16. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID EMPLOYEES (continued)

(a) Directors' emoluments continued

The emoluments paid or payable by the Group, including the HHI group, to the Company's directors are as follows:

	Year ended 30 June 2009				
	Directors' fees HK$'000	*Basic salaries allowances & benefits in kind HK$'000*	*Share based Payments HK$'000*	*Contributions to provident fund schemes HK$'000*	*Total HK$'000*
Sir Gordon Ying Sheung WU	**600**	**4,500**	**—**	**—**	**5,100**
Mr. Eddie Ping Chang HO	**500**	**3,492**	**—**	**—**	**3,992**
Mr. Thomas Jefferson WU	**400**	**3,354**	**—**	**24**	**3,778**
Mr. Josiah Chin Lai KWOK	**200**	**3,000**	**606**	**12**	**3,818**
Mr. Henry Hin Moh LEE	**200**	**1,000**	**—**	**—**	**1,200**
Mr. Robert Van Jin NIEN	**200**	**1,430**	**242**	**12**	**1,884**
Mr. Guy Man Guy WU	**200**	**—**	**—**	**—**	**200**
Lady WU Ivy Sau Ping KWOK	**200**	**—**	**—**	**—**	**200**
Ms. Linda Lai Chuen LOKE	**200**	**—**	**—**	**—**	**200**
Mr. Albert Kam Yin YEUNG	**200**	**1,638**	**404**	**12**	**2,254**
Mr. Barry Chung Tat MOK	**400**	**1,992**	**337**	**12**	**2,741**
Mr. David Yau-gay LUI	**200**	**—**	**—**	**—**	**200**
Mr. Camelo Ka Sze LEE	**200**	**—**	**—**	**—**	**200**
Mr. Eddie Wing Chuen HO Junior	**200**	**819**	**242**	**12**	**1,273**
Mr. Lee Yick NAM	**400**	**—**	**—**	**—**	**400**
Mr. William Wing Lam WONG	**200**	**1,720**	**601**	**12**	**2,533**
	4,500	**22,945**	**2,432**	**96**	**29,973**

16. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID EMPLOYEES (continued)

(a) Directors' emoluments continued

Certain directors of the Company are also directors of HHI. The emoluments paid or payable by HHI group to those directors are as follows:

	Year ended 30 June 2008				
	Directors' fees HK$'000	Basic salaries allowances & benefits in kind HK$'000	Share based Payments HK$'000	Contributions to provident fund schemes HK$'000	Total HK$'000
Sir Gordon Ying Sheung WU	300	3,000	—	—	3,300
Mr. Eddie Ping Chang HO	250	2,400	—	—	2,650
Mr. Thomas Jefferson WU	200	1,794	—	12	2,006
Mr. Barry Chung Tat MOK	200	—	—	—	200
Mr. Lee Yick NAM	200	—	—	—	200
Mr. Yuk Keung IP	200	—	—	—	200
	1,350	7,194	—	12	8,556

The emoluments paid or payable by the Group, other than by the HHI group, to the Company's directors are as follows:

	Year ended 30 June 2008				
	Directors' fees HK$'000	Basic salaries allowances & benefits in kind HK$'000	Share based Payments HK$'000	Contributions to provident fund schemes HK$'000	Total HK$'000
Sir Gordon Ying Sheung WU	300	1,500	—	—	1,800
Mr. Eddie Ping Chang HO	250	1,092	—	—	1,342
Mr. Thomas Jefferson WU	200	1,560	—	12	1,772
Mr. Josiah Chin Lai KWOK	200	3,000	2,338	12	5,550
Mr. Henry Hin Moh LEE	200	1,000	—	—	1,200
Mr. Robert Van Jin NIEN	200	1,430	935	12	2,577
Mr. Guy Man Guy WU	200	—	—	—	200
Lady WU Ivy Sau Ping KWOK	200	—	—	—	200
Ms. Linda Lai Chuen LOKE	200	—	—	—	200
Mr. Albert Kam Yin YEUNG	200	1,638	1,559	12	3,409
Mr. Barry Chung Tat MOK	200	1,992	2,205	12	4,409
Mr. David Yau-gay LUI	200	—	—	—	200
Mr. Camelo Ka Sze LEE	200	—	—	—	200
Mr. Andy Lee Ming CHEUNG	60	1,444*	2,750	4	4,258
Mr. Eddie Wing Chuen HO Junior	200	819	935	12	1,966
Mr. Lee Yick NAM	200	—	—	—	200
Mr. William Wing Lam WONG	200	1,720	1,299	12	3,231
Mr. Yuk Keung IP	200	—	—	—	200
	3,610	17,195	12,021	88	32,914

* Including discretionary bonus of HK$800,000.

16. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID EMPLOYEES (continued)

(a) Directors' emoluments continued

The emoluments paid or payable by the Group, including the HHI group, to the Company's directors are as follows:

	Year ended 30 June 2008				
	Directors' fees HK$'000	*Basic salaries allowances & benefits in kind HK$'000*	*Share based Payments HK$'000*	*Contributions to provident fund schemes HK$'000*	*Total HK$'000*
Sir Gordon Ying Sheung WU	600	4,500	—	—	5,100
Mr. Eddie Ping Chang HO	500	3,492	—	—	3,992
Mr. Thomas Jefferson WU	400	3,354	—	24	3,778
Mr. Josiah Chin Lai KWOK	200	3,000	2,338	12	5,550
Mr. Henry Hin Moh LEE	200	1,000	—	—	1,200
Mr. Robert Van Jin NIEN	200	1,430	935	12	2,577
Mr. Guy Man Guy WU	200	—	—	—	200
Lady WU Ivy Sau Ping KWOK	200	—	—	—	200
Ms. Linda Lai Chuen LOKE	200	—	—	—	200
Mr. Albert Kam Yin YEUNG	200	1,638	1,559	12	3,409
Mr. Barry Chung Tat MOK	400	1,992	2,205	12	4,609
Mr. David Yau-gay LUI	200	—	—	—	200
Mr. Camelo Ka Sze LEE	200	—	—	—	200
Mr. Andy Lee Ming CHEUNG	60	1,444*	2,750	4	4,258
Mr. Eddie Wing Chuen HO Junior	200	819	935	12	1,966
Mr. Lee Yick NAM	400	—	—	—	400
Mr. William Wing Lam WONG	200	1,720	1,299	12	3,231
Mr. Yuk Keung IP	400	—	—	—	400
	4,960	24,389	12,021	100	41,470

* Including discretionary bonus of HK$800,000.

Mr. Andy Lee Ming CHEUNG resigned as an executive director of the Company with effect from 18 October 2007. Mr. Yuk Keung IP was appointed and resigned as an independent non-executive director of the Company with effect from 13 August 2007 and 29 February 2008 respectively.

Other than fees of HK$800,000 (2008: HK$1,200,000) paid or payable to the independent non-executive directors which have been included above, no remuneration was paid or is payable to such directors.

(b) Highest paid employees' emoluments

The five individuals in the Group with the highest emoluments are the directors of the Company and details of their emoluments have been disclosed above.

17. INVESTMENT PROPERTIES

	The Group	
	2008	***2009***
	HK$'000	***HK$'000***
Investment properties at fair value		
At beginning of the year	6,870,499	**8,031,300**
Additions	326,604	**35,159**
Acquisition of a subsidiary *(Note (b))*	—	**210,000**
Reclassified from (to):		
properties under development and prepaid land lease payments *(Note (c))*	137,578	**322,042**
property, plant and equipment and prepaid land lease payments *(Note (d))*	54,877	**(79,007)**
Gain recognised on transfer of property to investment properties upon completion of development	371,408	**510,847**
Gain arising from changes in fair value of investment properties	270,334	**209,359**
At end of the year	8,031,300	**9,239,700**

The Group's investment properties comprise:

	2008	***2009***
	HK$'000	***HK$'000***
Land and buildings in Hong Kong on		
Long leases	4,029,000	**5,184,800**
Medium-term leases	4,002,300	**4,054,900**
	8,031,300	**9,239,700**

Notes:

(a) All of the Group's property interests held under operating leases to earn rentals and/or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

(b) During the year ended 30 June 2009, the Group acquired investment properties of HK$210 million through the acquisition of a subsidiary from certain directors of the Company, details of the acquisition are disclosed in note 38.

(c) The development of a property of the Group was completed during the year. Such property, which is held to earn rentals and/or for capital appreciation purposes, has been reclassified from properties under development and prepaid land lease payments with total carrying amounts of HK$322 million (2008: HK$138 million) to investment properties. Gain recognised on transfer of completed property to investment properties amounting to HK$511 million (2008: HK$371 million) has been recognised in the consolidated income statement of the Group for the current year.

(d) During the year ended 30 June 2009, certain investment properties with an aggregate fair value of HK$79 million were reclassified to property, plant and equipment.

During the year ended 30 June 2008, certain properties with an aggregate fair value of HK$55 million were reclassified to investment properties, from property, plant and equipment and prepaid land lease payments. The difference between the fair value of these properties and their carrying value at the date of transfer amounting to HK$13 million has been dealt with in property revaluation reserve.

(e) The fair value of the Group's investment properties at 30 June 2009 has been arrived at on the basis of a valuation carried out on that date by DTZ Debenham Tie Leung Limited ("DTZ"), an independent firm of professional property valuers not connected to the Group. For office premises, serviced apartments, car parks and retail outlets, the valuation is arrived at by using direct comparison method by making reference to comparable sales transactions as available in the relevant market or, where appropriate, by capitalising the rental income derived from the existing tenancies with due provision for the reversionary income potential of the properties. For convention and exhibition venue, the valuation is arrived at by capitalising the estimated annual net income, and based on valuer's opinion as to the future trading potential and level of turnover likely to be achieved.

18. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings in Hong Kong			
	Hotel property HK$'000	*Other properties HK$'000*	*Other assets HK$'000*	*Total HK$'000*
The Group				
COST				
At 1 July 2007	369,543	179,184	339,659	888,386
Additions	—	21,028	74,301	95,329
Reclassified to investment properties	—	(35,694)	—	(35,694)
Disposals	—	—	(5,794)	(5,794)
At 30 June 2008	369,543	164,518	408,166	942,227
Additions	—	684	57,073	57,757
Transfer from investment properties	—	79,007	—	79,007
Disposals	—	—	(10,736)	(10,736)
At 30 June 2009	**369,543**	**244,209**	**454,503**	**1,068,255**
DEPRECIATION				
At 1 July 2007	118,255	54,314	267,301	439,870
Provided for the year	7,391	3,461	25,743	36,595
Eliminated on reclassification	—	(9,511)	—	(9,511)
Eliminated on disposals	—	—	(5,100)	(5,100)
At 30 June 2008	125,646	48,264	287,944	461,854
Provided for the year	7,391	4,602	34,688	46,681
Eliminated on disposals	—	—	(10,317)	(10,317)
At 30 June 2009	**133,037**	**52,866**	**312,315**	**498,218**
CARRYING VALUES				
At 30 June 2008	243,897	116,254	120,222	480,373
At 30 June 2009	**236,506**	**191,343**	**142,188**	**570,037**

An analysis of the carrying values of the land and buildings in Hong Kong is as follows:

	The Group	
	2008 HK$'000	***2009 HK$'000***
Hotel property on land under medium-term leases	243,897	**236,506**
Other properties on land under		
Long leases	15,494	**93,155**
Medium-term leases	100,760	**98,188**
	116,254	**191,343**

The above items of property, plant and equipment are depreciated over their estimated useful lives from the date on which they become available for their intended use and after taking into account their estimated residual value, using the straight-line method, as follows:

Category of assets	*Estimated useful lives*
Buildings	50 years or the remaining term of the lease of the land on which the buildings are located, whichever is shorter
Other assets	3 to 10 years

19. PREPAID LAND LEASE PAYMENTS

	The Group	
	2008 HK$'000	2009 HK$'000
The Group's prepaid land lease payments comprise:		
Leasehold land in Hong Kong on		
Long leases	863,671	**806,710**
Medium-term leases	116,320	**113,347**
	979,991	**920,057**
Analysed for reporting purposes as		
Non-current asset	969,341	**909,485**
Current asset	10,650	**10,572**
	979,991	**920,057**

20. INVESTMENTS IN SUBSIDIARIES

	The Company	
	2008 HK$'000	2009 HK$'000
Unlisted shares		
At cost less impairment	870,552	**895,426**
Shares listed in Hong Kong, at cost	53,948	—
	924,500	**895,426**
Market value of listed shares	52,082	—

Particulars of the principal subsidiaries are set out in note 47.

21. AMOUNTS DUE FROM SUBSIDIARIES

The amounts due from subsidiaries classified under non-current assets are interest free, unsecured and with no fixed repayment terms except for the aggregate principal amount of HK$914 million (2008: HK$724 million) which are repayable in 2013. In the opinion of the directors, based on their assessment as at 30 June 2009 of the estimated future cash flows from the subsidiaries, the amounts due from subsidiaries will not be repayable within one year from the balance sheet date, accordingly these amounts are classified as non-current. The effective interest rate on the amounts due from subsidiaries in respect of the year ranged from 1.5% to 2.4% (2008: 3.3% to 5.8%) per annum, representing the borrowing rates of the relevant subsidiaries.

22. PROPERTIES UNDER DEVELOPMENT

	The Group	
	2008	***2009***
	HK$'000	***HK$'000***
COST		
At beginning of the year	335,653	**442,648**
Additions	221,361	**209,494**
Transfer to investment properties	(114,366)	**(270,359)**
At end of the year	442,648	**381,783**

Included in the cost of properties under development is net interest capitalised totalling HK$31.2 million (2008: HK$55.4 million).

23. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	The Group	
	2008	***2009***
	HK$'000	***HK$'000***
	(restated)	
Expressway projects in the PRC		
Unlisted investments, at cost		
Registered capital contribution	1,089,843	**1,201,821**
Additional cost of investments	2,756,569	**2,745,309**
	3,846,412	**3,947,130**
Share of post-acquisition reserves	1,736,979	**2,873,159**
Less: Accumulated amortisation	(698,316)	**(782,922)**
	4,885,075	**6,037,367**
Power plant project in the PRC		
Unlisted investment, at cost		
Registered capital contribution	631,867	**631,867**
Share of post-acquisition reserves	32,411	**23,711**
	664,278	**655,578**
Other unlisted investments	11,459	**12,053**
	5,560,812	**6,704,998**

As referred to in note 9, the Group disposed of certain of its jointly controlled entities during the year ended 30 June 2008.

23. INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

Particulars of the Group's principal jointly controlled entities at 30 June 2009 are as follows:

Name of company	*Issued capital/ registered capital*	*Principal activity*	*Proportion of issued/registered capital held by the Group*
Incorporated in Hong Kong:			
Hong Kong Bowling City Limited	10,250,000 "A" shares of HK$1 each 10,250,000 "B" shares of HK$1 each	Operation of a bowling center	50%
Grand Site Development Limited	2 shares of HK$1 each	Development and property investment	50%
Established in the PRC:			
Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited	Nil *(Note a)*	Development, operation and management of an expressway	Not applicable
Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV")	RMB2,303,000,000	Development, operation and management of an expressway	50%
SEC & Hopewell Power (Heyuan) Co., Ltd.	RMB1,560,000,000	Development and operation of a power plant	40%

Details of the principal jointly controlled entities at the balance sheet date are as follows:

(a) Phase I of the Guangzhou-Shenzhen-Zhuhai Superhighway ("GS Superhighway")

The GS Superhighway is undertaken by GS Superhighway JV, a joint venture company established in the PRC. The operation period is 30 years from the GS Superhighway's official opening date on 1 July 1997. The Group's entitlement to the profit of the toll operations of the GS Superhighway JV is 50% for the initial ten years, 48% for the next ten years and 45% for the last ten years of the operation period. At the end of the operation period, all the immovable assets and facilities of GS Superhighway JV will be reverted to the PRC joint venture partner without compensation.

The Group is entitled to the repayment of the total registered capital of HK$702 million contributed by the Group to GS Superhighway JV. The registered capital of HK$702 million and the expenditure for the construction of GS Superhighway to the extent of RMB725 million (approximately HK$736 million) previously incurred by the Group have been repaid to the Group by GS Superhighway JV during the year ended 30 June 2008.

23. INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

(b) Western Delta Route

West Route JV is established to undertake the development, operation and management of an expressway linking Guangzhou, Zhongshan and Zhuhai ("Western Delta Route"). Phase I of Western Delta Route ("Phase I West") was officially opened on 30 April 2004 and the operation period for Phase I West is 30 years commencing from 17 September 2003. The total investment for the Phase I West is RMB1,680 million, 35% of which was funded by the registered capital of West Route JV amounting to RMB588 million (equivalent to approximately HK$669 million), which had been contributed by the Group and the PRC joint venture partner of West Route JV in equal share (i.e. each to contribute RMB294 million).

The estimated total investment for the Phase II of Western Delta Route ("Phase II West") is RMB4,900 million, 35% of which was funded by an increase in the registered capital of West Route JV by RMB1,715 million in total contributed by the Group and the PRC joint venture partner of West Route JV in equal share. The expiration date of the joint venture co-operation period for the West Route JV has been extended from 16 September 2033 to 16 September 2038. As at 30 June 2009, the approved registered capital of West Route JV was RMB2,303 million.

The Group is entitled to 50% of the distributable profits from operation of West Route JV. At the end of the joint venture co-operation period, all the immovable assets and facilities of West Route JV will be reverted to the relevant PRC government authority which regulates transportation without compensation. The registered capital contributions are required to be repaid to both the Group and PRC joint venture partner. The repayments are required to be approved by the board of directors of West Route JV.

In September 2005, the Group conditionally amended the agreements with the PRC joint venture partner of West Route JV for the investment in and the planning, design, development and operation of the Phase III of Western Delta Route ("Phase III West") through West Route JV (the "2005 Phase III Amendment Agreements"). Subject to approval of the relevant PRC authorities, the estimated total investment for Phase III West is RMB3,260 million, 35% of which is to be funded by an increase in the registered capital of West Route JV by RMB1,141 million in total to be contributed by the Group and the PRC joint venture partner of West Route JV in equal share (i.e. each to contribute RMB570.5 million).

On 2 September 2008, the Group entered into amendment agreements in relation to Phase III West with the PRC joint venture partner, to adjust the total investment for Phase III West to RMB5,600 million, instead of RMB3,260 million as contemplated under the 2005 Phase III Amendment Agreements (the "2008 Phase III Amendment Agreements", which effectively replaced the 2005 Phase III Amendment Agreements). 35% of the adjusted total investment will be funded by an increase in the registered capital of West Route JV by RMB1,960 million to be contributed by the Group and the PRC joint venture partner in equal share. The adjusted total capital contribution thereon to be made by the Group to West Route JV for the development of Phase III West will be RMB980 million, instead of RMB570.5 million as contemplated under the 2005 Phase III Amendment Agreements. The 2008 Phase III Amendment Agreements have been approved by the shareholders of the Company and HHI during the year ended 30 June 2009 and are being processed by the relevant PRC authorities as at the date of this report.

On 2 September 2008, the Group entered into amendment agreements in relation to Phase II West with the PRC joint venture partner, subject to the approval of the Company's and HHI's shareholders and the relevant PRC authorities, to increase the total investment for Phase II West by RMB2,300 million to RMB7,200 million. 35% of the increase in total investment will be funded by an increase in the registered capital of West Route JV by RMB805 million to be contributed by the Group and the PRC joint venture partner in equal share. The additional capital contribution thereon to be made by the Group to West Route JV for the development of Phase II West is RMB403 million. The amendment agreements have been approved by the shareholders of the Company and HHI during the year ended 30 June 2009 and are being processed by the relevant PRC authorities as at the date of this report.

After obtaining approval from the relevant PRC authorities, the registered capital of West Route JV will be RMB5,068 million.

23. INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

(c) Power plant project in Heyuan City of Guangdong Province, the PRC

Pursuant to a co-operation agreement entered into between the Group and a PRC enterprise, a joint venture company, SEC & Hopewell Power (Heyuan) Co., Ltd. ("Heyuan Power JV"), was established in the PRC during the year ended 30 June 2008 for the joint development of a 2X600 MW power plant in Heyuan City of Guangdong Province, the PRC. The operation period of Heyuan Power JV is 30 years from 14 September 2007, the date of its establishment, and the Group is entitled to 40% of the results from the operation of the power plant.

The summarised financial information in respect of the Group's share of the assets, liabilities, income and expenses of its jointly controlled entities which are accounted for using the equity method is set out below:

	2008 *HK$'000*	***2009*** ***HK$'000***
Current assets	377,184	**418,588**
Non-current assets	9,626,604	**11,193,563**
Current liabilities	1,847,279	**1,283,895**
Non-current liabilities	5,150,799	**5,914,741**
Income	3,468,652	**4,196,917**
Expenses	2,242,975	**2,178,406**

Currency risk exposure associated with the jointly controlled entities of the Group

As at 30 June 2009 and 2008, certain jointly controlled entities of the Group had outstanding bank loans denominated in Hong Kong dollars and United States dollars that are not the functional currency of those jointly controlled entities (i.e. RMB). The results of the Group's jointly controlled entities are accounted for using the equity method of accounting such that the foreign currency risk associated with foreign currency borrowings exposed by the jointly controlled entities is reflected in the share of results of jointly controlled entities. Therefore, if exchange rate of RMB against Hong Kong dollars/United States dollars had been strengthened/weakened by 5%, the share of profits of the related jointly controlled entities for the current year would increase/decrease by HK$133.9 million (2008: would increase/decrease by HK$140.8 million). The sensitivity analyses assumed the amounts outstanding at the balance sheet date were outstanding for the whole year and held constant throughout the financial year.

Taking into account both the Group's foreign currency risk as explained in note 46(b)(i) and the above foreign currency risk exposed by the jointly controlled entities, the Group's profit for the current year would increase/decrease by HK$40.5 million (2008: would increase/decrease by HK$214.7 million) if exchange rate of RMB against Hong Kong dollars/United States dollars had been strengthened/weakened by 5%.

24. INTERESTS IN ASSOCIATES

	The Group	
	2008 *HK$'000*	***2009*** ***HK$'000***
Cost of investments, unlisted	505	**305**
Share of post-acquisition profits and reserves, net of dividends received	22,328	**26,737**
	22,833	**27,042**

24. INTERESTS IN ASSOCIATES (continued)

	The Company	
	2008	***2009***
	HK$'000	***HK$'000***
Unlisted shares, at cost	401	**401**

Particulars of the principal associates are set out in note 48.

The summarised financial information in respect of the Group's associates is set out below:

	2008	***2009***
	HK$'000	***HK$'000***
Total assets	83,982	**84,439**
Total liabilities	(24,623)	**(24,004)**
Net assets	59,359	**60,435**
Group's share of net assets of associates	22,833	**27,042**
Revenue	18,071	**16,468**
Profit for the year	7,563	**8,525**
Group's share of profits of associates for the year	6,743	**6,858**

25. AVAILABLE-FOR-SALE INVESTMENTS

	The Group	
	2008	***2009***
	HK$'000	***HK$'000***
Equity securities, at fair value		
Listed in Hong Kong	20,350	**—**
Listed outside Hong Kong	41,549	**30,121**
	61,899	**30,121**
Unlisted equity investments, at cost	3,197	**3,197**
	65,096	**33,318**
Market value of listed equity securities	61,899	**30,121**

	The Company	
	2008	***2009***
	HK$'000	***HK$'000***
Unlisted equity investments, at cost	3,000	**3,000**

The fair values of the listed equity securities have been determined by reference to the bid prices quoted on the relevant stock exchanges.

The unlisted equity investments are measured at cost because the directors of the Company are of the opinion that the range of reasonable fair value estimates is so significant that their fair value cannot be measured reliably.

26. LOAN TO A JOINTLY CONTROLLED ENTITY

At 30 June 2008, the loan to a jointly controlled entity carried interest chargeable at Hong Kong prime rate and was unsecured and repaid out of the net cash surplus from the operations of the jointly controlled entity.

At 30 June 2009, the loan to a jointly controlled entity is unsecured, interest free and not expected to be repayable within one year after the balance sheet date.

27. INVENTORIES

	The Group	
	2008 *HK$'000*	***2009*** ***HK$'000***
Hotel and restaurant inventories	18,457	**15,333**

The cost of inventories recognised as an expense during the year amounted to HK$124,646,000 (2008: HK$130,091,000).

28. STOCK OF PROPERTIES

	The Group	
	2008 *HK$'000*	***2009*** ***HK$'000***
Properties for sale		
Under development	364,525	**407,596**
Completed	17,593	**96,254**
	382,118	**503,850**

The cost of properties recognised as an expense during the year amounted to HK$1,930,000 (2008: HK$8,227,000).

The properties under development are not expected to be substantially realised within one year from the balance sheet date.

29. TRADE AND OTHER RECEIVABLES

Other than rentals receivable, which are payable upon presentation of invoices, the Group allows an average credit period of 15 to 60 days to its trade customers.

The following is an analysis of trade and other receivables net of allowances for doubtful debts at the balance sheet date:

	The Group	
	2008 *HK$'000*	***2009*** ***HK$'000***
Receivables aged		
0–30 days	18,039	**19,578**
31–60 days	8,005	**4,815**
Over 60 days	7,232	**5,277**
	33,276	**29,670**
Less: Allowance for doubtful debts	(1,136)	**(751)**
	32,140	**28,919**
Interest receivable on bank deposits	4,769	**192**
Dividend receivable from a jointly controlled entity	1,080,454	**—**
	1,117,363	**29,111**

29. TRADE AND OTHER RECEIVABLES (continued)

The Group has provided fully for all trade receivables past due beyond 90 days because, based on historical experience, it is not probable that such receivables are recoverable.

Included in the Group's trade receivable balance are debtors with carrying amount of HK$13,027,000 (2008: HK$15,578,000) which are past due at the reporting date for which the Group has not provided for impairment loss. The Group does not hold any collateral over these balances.

Ageing of trade receivables which are past due but not impaired

	2008	***2009***
	HK$'000	***HK$'000***
0–30 days	13,071	**11,687**
31–60 days	2,277	**804**
Over 60 days	230	**536**
Total	15,578	**13,027**

Movement in the allowance for doubtful debts

	2008	***2009***
	HK$'000	***HK$'000***
Balance at beginning of the year	1,670	**1,136**
Reversal of impairment losses	(449)	**(184)**
Amounts written off as uncollectible	(85)	**(201)**
Balance at end of the year	1,136	**751**

30. BANK BALANCES AND CASH

The Group

Bank balances and cash comprise cash held by the Group and bank deposits with maturity of three months or less which carry interest at market rates ranged from 0.02% for HK$ deposits to 1.17% for RMB deposits (2008: 0.8% to 2.2%) per annum.

Included in bank balances and cash are bank deposits held by subsidiaries amounting to approximately RMB111 million (2008: RMB334 million), US$128 million (2008: US$391 million) and HK$1,998 million (2008: HK$3 million) which are denominated in currencies other than the functional currencies of the respective subsidiaries.

The Company

Bank balances and cash comprise cash held by the Company and bank deposits with maturity of three months or less which carry interest at market rates ranged from 0.02% to 0.29% (2008: 0.02% to 2.2%) per annum.

Included in bank balances and cash are bank deposit amounting to approximately US$18 million at 30 June 2009 which was denominated in currency other than the functional currency of the Company.

31. TRADE AND OTHER PAYABLES

The following is an analysis of trade and other payables outstanding at the balance sheet date:

	The Group	
	2008 *HK$'000*	***2009*** ***HK$'000***
Payables due		
0–30 days	226,141	**147,591**
31–60 days	5,109	**2,561**
Over 60 days	79,299	**85,317**
	310,549	**235,469**
Retentions payable	36,004	**36,309**
Accrued construction costs	127,148	**82,219**
Accrued long service payment and leave pay	15,299	**16,554**
	489,000	**370,551**

The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

Of the retention payable, an amount of HK$20,997,000 (2008: HK$15,969,000) is due beyond twelve months.

32. AMOUNTS DUE TO ASSOCIATES AND A JOINTLY CONTROLLED ENTITY

The Group

The amount due to a jointly controlled entity is unsecured, interest free and repayable on demand.

The Group and the Company

The amounts due to associates are unsecured, interest free and repayable on demand.

33. AMOUNTS DUE FROM/TO SUBSIDIARIES

The amounts due from subsidiaries classified under current assets and the amounts due to subsidiaries are both unsecured, interest free and repayable within one year or on demand.

34. AMOUNT DUE TO A MINORITY SHAREHOLDER OF A SUBSIDIARY

The amount due to a minority shareholder of a subsidiary is interest-free and unsecured.

The principal amount due to the minority shareholder of HK$79 million had been initially reduced to its present value of HK$60 million based on management's estimates of future cash payments with a corresponding adjustment of approximately HK$19 million which was regarded as a deemed contribution from the minority shareholder during the year ended 30 June 2008. The effective interest rate adopted for measurement at fair value at initial recognition of the amount due to a minority shareholder of a subsidiary in respect of the year is 3.25%, representing the borrowing rate of the subsidiary.

35. SHARE CAPITAL

	Number of shares		Nominal value	
	2008 '000	**2009** **'000**	2008 HK$'000	**2009** **HK$'000**
The Group and the Company				
Ordinary shares of HK$2.50 each				
Authorised	1,200,000	**1,200,000**	3,000,000	**3,000,000**
Issued and fully paid				
At beginning of the year	899,383	**892,322**	2,248,458	**2,230,806**
Issued during the year	1,413	**2,262**	3,533	**5,655**
Repurchased during the year	(8,474)	**(15,635)**	(21,185)	**(39,088)**
At end of the year	892,322	**878,949**	2,230,806	**2,197,373**

During the year ended 30 June 2009, the Company issued 1,900,000 and 362,000 ordinary shares at the subscription prices of HK$19.94 each and HK$22.44 each, respectively, for a total cash consideration of HK$46 million upon the exercise of the share options previously granted.

During the year ended 30 June 2008, the Company issued 200,000, 100,000 and 1,113,400 ordinary shares at subscription price of HK$17.10 each, HK$19.94 each and HK$22.44 each, respectively, for a total cash consideration of HK$30 million upon the exercise of the share options previously granted.

These shares rank *pari passu* in all respects with the existing ordinary shares.

During the year, the Company repurchased 15,635,000 (2008: 8,474,000) ordinary shares of the Company on the Hong Kong Stock Exchange, as follows:

Month	*Number of ordinary shares repurchased* *'000*	*Purchase price per share* *Highest* *HK$*	 *Lowest* *HK$*	*Total consideration paid (including transaction costs)* *HK$'000*
2009				
July 2008	743	27.35	25.65	19,619
August 2008	1,159	30.10	27.80	33,957
September 2008	1,637	28.10	25.15	44,425
October 2008	4,080	26.40	19.60	88,440
November 2008	2,438	23.85	18.80	51,583
December 2008	2,806	25.00	19.16	63,880
January 2009	1,447	25.00	21.50	33,418
April 2009	1,325	19.98	19.46	26,146
	15,635			361,468
2008				
November 2007	62	34.65	33.65	2,130
December 2007	20	33.30	33.30	668
January 2008	1,712	35.50	30.70	55,966
March 2008	3,767	32.50	26.15	110,594
April 2008	1,806	34.05	29.40	56,343
May 2008	161	33.90	32.85	5,416
June 2008	946	32.50	28.25	28,177
	8,474			259,294

These repurchases were effected by the directors pursuant to the mandate from the shareholders with a view to benefiting the shareholders as a whole by the enhancement of the earnings per share of the Group.

At 30 June 2009, the Company's 72,000 (2008: 394,000) issued shares with an aggregate nominal value of HK$180,000 (2008: HK$985,000) were held by HHL Employees' Share Award Scheme Trust (see note on share award scheme below). In accordance with the trust deed of the HHL Employees' Share Award Scheme Trust, the relevant trustee shall not exercise the voting rights attached to such shares.

35. SHARE CAPITAL (continued)

Share option schemes

(a) The Company

In 2003, the Company adopted a share option scheme ("HHL 2003 Scheme") which is effective for a period of 10 years. The principal purpose of this scheme is to provide incentives to directors and any eligible persons the Board may approve from time to time. The Board is authorised under the share option scheme to grant options to executive directors and employees of the Company or any of its subsidiaries and persons specified in the scheme document to subscribe for shares in the Company.

Under the HHL 2003 Scheme, options granted must be taken up within 14 days from the date of the offer letter upon the payment of HK$1 per each grant of option, payable as consideration on acceptance, which is recognised in the consolidated income statement when received.

The following table discloses details of share options which were granted by the Company at nominal consideration and movements in such holdings:

		Number of shares under options granted						
			Movements during the year			*At 30 June 2008*		*Weighted average share price at the date*
Date of grant	*Subscription price per share HK$*	*Outstanding at 1 July 2007*	*Granted*	*Exercised*	*Lapsed*	*Outstanding*	*Exercisable*	*of exercise HK$*
Directors								
8 September 2004	17.10	200,000	—	(200,000)	—	—	—	30.85
2 September 2005	19.94	2,000,000	—	(100,000)	—	1,900,000	1,900,000	29.00
10 October 2006	22.44	288,000	—	—	—	288,000	57,600	N/A
		2,488,000	—	(300,000)	—	2,188,000	1,957,600	
Employees								
10 October 2006	22.44	8,416,000	—	(1,113,400)	(614,400)	6,688,200	569,800	35.03
15 November 2007	36.10	—	5,248,000	—	—	5,248,000	—	N/A
		10,904,000	5,248,000	(1,413,400)	(614,400)	14,124,200	2,527,400	
Weighted average exercise price		HK$21.88	HK$36.10	HK$21.51	HK22.44	HK$27.18	HK$20.56	

		Number of shares under options granted						
			Movements during the year			***At 30 June 2009***		***Weighted average share price at the date***
Date of grant	***Subscription price per share HK$***	***Outstanding at 1 July 2008***	***Granted***	***Exercised***	***Lapsed***	***Outstanding***	***Exercisable***	***of exercise HK$***
Directors								
2 September 2005	19.94	1,900,000	—	(1,900,000)	—	**—**	**—**	24.73
10 October 2006	22.44	288,000	—	—	—	**288,000**	**115,200**	N/A
		2,188,000	—	(1,900,000)	—	**288,000**	**115,200**	
Employees								
10 October 2006	22.44	6,688,200	—	(362,000)	(736,000)	**5,590,200**	**1,654,200**	24.62
15 November 2007	36.10	5,248,000	—	—	(176,000)	**5,072,000**	**1,014,400**	N/A
24 July 2008	26.35	—	1,788,000	—	—	**1,788,000**	**—**	N/A
11 March 2009	21.45	—	1,760,000	—	—	**1,760,000**	**—**	N/A
		14,124,200	3,548,000	(2,262,000)	(912,000)	**14,498,200**	**2,783,800**	
Weighted average exercise price		HK$27.18	HK$23.92	HK$20.34	HK$25.08	**HK$27.58**	**HK$27.42**	

The dates of grant of options referred to above represent the dates on which the options were accepted by the grantees.

35. SHARE CAPITAL (continued)

Share option schemes (continued)

(a) The Company (continued)

The followings are the particulars of share options granted under HHL 2003 Scheme:

Date of Grant	*Number of share options*	*Vesting period*	*Exercisable period*	*Exercise price per share HK$*
8 September 2004	2,700,000	—	Exercisable within three years from the date of grant	17.10
2 September 2005	1,250,000	2 September 2005 to 1 March 2006	2 March 2006 to 1 March 2009	19.94
2 September 2005	1,250,000	2 September 2005 to 1 March 2007	2 March 2007 to 1 March 2009	19.94
10 October 2006	1,792,000	10 October 2006 to 31 October 2007	1 November 2007 to 31 October 2013	22.44
10 October 2006	1,792,000	10 October 2006 to 31 October 2008	1 November 2008 to 31 October 2013	22.44
10 October 2006	1,792,000	10 October 2006 to 31 October 2009	1 November 2009 to 31 October 2013	22.44
10 October 2006	1,792,000	10 October 2006 to 31 October 2010	1 November 2010 to 31 October 2013	22.44
10 October 2006	1,792,000	10 October 2006 to 31 October 2011	1 November 2011 to 31 October 2013	22.44
15 November 2007	1,049,600	15 November 2007 to 30 November 2008	1 December 2008 to 30 November 2014	36.10
15 November 2007	1,049,600	15 November 2007 to 30 November 2009	1 December 2009 to 30 November 2014	36.10
15 November 2007	1,049,600	15 November 2007 to 30 November 2010	1 December 2010 to 30 November 2014	36.10
15 November 2007	1,049,600	15 November 2007 to 30 November 2011	1 December 2011 to 30 November 2014	36.10
15 November 2007	1,049,600	15 November 2007 to 30 November 2012	1 December 2012 to 30 November 2014	36.10
24 July 2008	357,600	24 July 2008 to 31 July 2009	1 August 2009 to 31 July 2015	26.35
24 July 2008	357,600	24 July 2008 to 31 July 2010	1 August 2010 to 31 July 2015	26.35
24 July 2008	357,600	24 July 2008 to 31 July 2011	1 August 2011 to 31 July 2015	26.35
24 July 2008	357,600	24 July 2008 to 31 July 2012	1 August 2012 to 31 July 2015	26.35
24 July 2008	357,600	24 July 2008 to 31 July 2013	1 August 2013 to 31 July 2015	26.35
11 March 2009	352,000	11 March 2009 to 17 March 2010	18 March 2010 to 17 March 2016	21.45
11 March 2009	352,000	11 March 2009 to 17 March 2011	18 March 2011 to 17 March 2016	21.45
11 March 2009	352,000	11 March 2009 to 17 March 2012	18 March 2012 to 17 March 2016	21.45
11 March 2009	352,000	11 March 2009 to 17 March 2013	18 March 2013 to 17 March 2016	21.45
11 March 2009	352,000	11 March 2009 to 17 March 2014	18 March 2014 to 17 March 2016	21.45

35. SHARE CAPITAL (continued)

Share option schemes (continued)

(a) The Company (continued)

Share option expenses charged to the consolidated income statement are based on valuation determined using the Binomial model. Share options granted were valued based on the following assumptions:

Date of grant	*Number of options granted*	*Fair values of options granted HK$*	*Closing share price at date of grant HK$*	*Exercise price HK$*	*Expected volatility*	*Option life*	*Risk-free rate*	*Expected dividend yield*	*Suboptimal exercise factor*
2 September 2005	2,500,000	6,819,000	19.60	19.94	23.30%	3.4 years	3.660%	4.10%	2
10 October 2006	8,960,000	43,981,000	22.25	22.44	26.00%	7 years	3.956%	3.80%	2
15 November 2007	5,248,000	43,669,000	35.10	36.10	33.00%	7 years	3.384%	4.70%	2
24 July 2008	1,788,000	13,475,000	26.25	26.35	33.54%	7 years	3.598%	3.01%	1.61
11 March 2009	1,760,000	9,142,000	21.45	21.45	34.37%	7 years	1.872%	4.53%	2.2

Expected volatility was determined by using the historical volatility of the Company's share price over previous year. The effects of time to vest, non-transferability, exercise restrictions and behavioural considerations have been taken into account in the model. The variables and assumptions used in computing the fair value of the share options are based on management's best estimate. The value of share options varies with different variables of certain subjective assumptions.

The Group recognised in the total expense of HK$25,619,000 for the year (2008: HK$24,488,000) in relation to share options granted by the Company.

(b) HHI

A share option scheme ("HHI Scheme") was adopted by HHI pursuant to the written resolutions of the shareholders of HHI passed on 16 July 2003 and approved by the shareholders of the Company at an extraordinary general meeting held on 16 July 2003. The HHI Scheme shall be valid and effective for a period of 10 years and the principal purpose of which is to provide incentives to directors and any eligible persons the Board of HHI may approve from time to time. The Board of HHI is authorised to grant options under the HHI Scheme to executive directors and employees of the Company, HHI or any of its subsidiaries and persons specified in the scheme document to subscribe for shares in HHI.

Options granted must be taken up within 28 days from the date of the offer letter upon payment of HK$1 per each grant of option, payable as consideration on acceptance, which is recognised in the consolidated income statement when received.

35. SHARE CAPITAL (continued)

Share option schemes (continued)

(b) HHI (continued)

The following table discloses the details of share options granted under the HHI Scheme by HHI to its directors and employees, who are not directors of the Company, at nominal consideration:

		Number of shares under options granted						
			Movements during the year			At 30 June 2008		Weighted average share price at the date
Date of grant	Subscription price per share HK$	Outstanding at 1 July 2007	Granted	Exercised	Lapsed	Outstanding	Exercisable	of exercise HK$
17 October 2006	5.858	6,200,000	—	(152,000)	(1,120,000)	4,928,000	1,088,000	6.65
19 November 2007	6.746	—	760,000	—	—	760,000	—	N/A
		6,200,000	760,000	(152,000)	(1,120,000)	5,688,000	1,088,000	
Weighted average exercise price		HK$5.858	HK$6.746	HK$5.858	HK$5.858	HK$5.977	HK$5.858	

		Number of shares under options granted						
			Movements during the year			**At 30 June 2009**		**Weighted average share price at the date**
Date of grant	**Subscription price per share HK$**	**Outstanding at 1 July 2008**	**Granted**	**Exercised**	**Lapsed**	**Outstanding**	**Exercisable**	**of exercise HK$**
17 October 2006	5.858	4,928,000	—	—	(488,000)	**4,440,000**	**1,776,000**	N/A
19 November 2007	6.746	760,000	—	—	—	**760,000**	**152,000**	N/A
24 July 2008	5.800	—	800,000	—	(400,000)	**400,000**	—	N/A
11 March 2009	4.470	—	400,000	—	(400,000)	—	—	N/A
		5,688,000	1,200,000	—	(1,288,000)	**5,600,000**	**1,928,000**	
Weighted average exercise price		HK$5.977	HK$5.357	N/A	HK$5.409	**HK$5.974**	**HK$5.928**	

35. SHARE CAPITAL (continued)

Share option schemes (continued)

(b) HHI (continued)

The followings are the particulars of share options granted under HHI Scheme:

Date of Grant	*Number of share options*	*Vesting period*	*Exercisable period*	*Exercise price per share HK$*
17 October 2006	1,240,000	1 December 2006 to 30 November 2007	1 December 2007 to 30 November 2013	5.858
17 October 2006	1,240,000	1 December 2006 to 30 November 2008	1 December 2008 to 30 November 2013	5.858
17 October 2006	1,240,000	1 December 2006 to 30 November 2009	1 December 2009 to 30 November 2013	5.858
17 October 2006	1,240,000	1 December 2006 to 30 November 2010	1 December 2010 to 30 November 2013	5.858
17 October 2006	1,240,000	1 December 2006 to 30 November 2011	1 December 2011 to 30 November 2013	5.858
19 November 2007	152,000	19 November 2007 to 30 November 2008	1 December 2008 to 30 November 2014	6.746
19 November 2007	152,000	19 November 2007 to 30 November 2009	1 December 2009 to 30 November 2014	6.746
19 November 2007	152,000	19 November 2007 to 30 November 2010	1 December 2010 to 30 November 2014	6.746
19 November 2007	152,000	19 November 2007 to 30 November 2011	1 December 2011 to 30 November 2014	6.746
19 November 2007	152,000	19 November 2007 to 30 November 2012	1 December 2012 to 30 November 2014	6.746
24 July 2008	160,000	1 August 2008 to 31 July 2009	1 August 2009 to 31 July 2015	5.800
24 July 2008	160,000	1 August 2008 to 31 July 2010	1 August 2010 to 31 July 2015	5.800
24 July 2008	160,000	1 August 2008 to 31 July 2011	1 August 2011 to 31 July 2015	5.800
24 July 2008	160,000	1 August 2008 to 31 July 2012	1 August 2012 to 31 July 2015	5.800
24 July 2008	160,000	1 August 2008 to 31 July 2013	1 August 2013 to 31 July 2015	5.800
11 March 2009	80,000	18 March 2009 to 17 March 2010	18 March 2010 to 17 March 2016	4.470
11 March 2009	80,000	18 March 2009 to 17 March 2011	18 March 2011 to 17 March 2016	4.470
11 March 2009	80,000	18 March 2009 to 17 March 2012	18 March 2012 to 17 March 2016	4.470
11 March 2009	80,000	18 March 2009 to 17 March 2013	18 March 2013 to 17 March 2016	4.470
11 March 2009	80,000	18 March 2009 to 17 March 2014	18 March 2014 to 17 March 2016	4.470

The above 400,000 share options with exercise price at HK$4.470 per share were granted and lapsed in the financial year ended 30 June 2009. There was no financial impact to the consolidated financial statements of the Group and no valuation on these share options was performed.

Share option expenses charged to the consolidated income statement are based on valuation determined using the Binomial model. Share options granted were valued based on the following assumptions:

Date of grant	*Number of options granted*	*Fair values of options granted HK$*	*Closing share price at date of grant HK$*	*Exercise price HK$*	*Expected volatility*	*Option life*	*Risk-free rate*	*Expected dividend yield*	*Suboptimal exercise factor*
17 October 2006	6,200,000	5,814,000	5.70	5.858	23.00%	7 years	3.969%	4.75%	2
19 November 2007	760,000	705,000	6.55	6.746	23.83%	7 years	3.330%	5.78%	2
24 July 2008	800,000	843,000	5.80	5.800	25.94%	7 years	3.600%	4.66%	1.31

35. SHARE CAPITAL (continued)

Share option schemes (continued)

(b) HHI (continued)

Expected volatility was determined by using the historical volatility of the HHI's share price over previous year. The effects of time to vest, non-transferability, exercise restrictions and behavioural considerations have been taken into account in the model. The variables and assumptions used in computing the fair value of the share options are based on management's best estimate. The value of share options varies with different variables of certain subjective assumptions.

The Group recognised the total expense of HK$1,038,000 for the year (2008: HK$2,125,000) in relation to share options granted by HHI.

Share award scheme

(a) The Company

On 25 January 2007, an employees' share award scheme ("HHL Share Award Scheme") was adopted by the Company. The HHL Share Award Scheme is valid and effective for a period of 15 years commencing from 25 January 2007. Pursuant to the rules of the HHL Share Award Scheme, the Group has set up a trust, HHL Employees' Share Award Scheme Trust, for the purpose of administering the HHL Share Award Scheme and holding the awarded shares before they vest.

During the year ended 30 June 2007, a total of 3,374,000 shares in the Company were awarded to certain directors of the Company at no consideration. No shares were awarded in both years presented. The awardees shall not dispose of, nor enter into any agreement to dispose of the relevant awarded shares in the 12-month period commencing on the vesting date thereof. Details of the movements of shares of the Company awarded are as follows:

Vesting date	Outstanding at 1 July 2007	Movements during the year: Vested	Movements during the year: Lapsed	Outstanding at 30 June 2008
Directors				
25 January 2008	358,000	(322,000)	(36,000)	—
25 January 2009	358,000	—	(36,000)	322,000
	716,000	(322,000)	(72,000)	322,000
Weighted average fair value	HK$24.22	HK$25.21	HK$24.22	HK$23.22

Vesting date	**Outstanding at 1 July 2008**	**Movements during the year: Vested**	**Movements during the year: Lapsed**	**Outstanding at 30 June 2009**
Directors				
25 January 2009	322,000	(322,000)	—	—
Weighted average fair value	HK$23.22	HK$23.22	N/A	**N/A**

During the year ended 30 June 2007, 3,374,000 shares of the Company were acquired at a total cost of HK$102,109,000.

The total fair value of the awarded shares determined at the date of grant was HK$87,445,000, of which HK$2,169,000 (2008: HK$7,799,000) was recognised as an expense for the year.

35. SHARE CAPITAL (continued)

Share award scheme (continued)

(a) The Company (continued)

The following assumptions were used to calculate the fair value of awarded shares:

Closing share price at date of grant	HK$28.65
Option life	1–3 years
Expected volatility	
First year	22.15%
Second year	20.26%
Third year	25.28%
Expected dividend yield	2.60%
Risk free rate	
First year	3.89%
Second year	3.92%
Third year	3.93%

The fair value of the awarded shares was determined by reference to the closing share price at date of grant after deductions of the present value of foregone dividend during the vesting period and the fair value of put option in relation to the restricted period of the shares which was determined by using the Black-Scholes option pricing model.

The variables and assumptions used in computing the fair value of the awarded shares are based on the directors' best estimate. The value of awarded shares varies with different variables of certain subjective assumptions.

(b) HHI

On 25 January 2007, an employees' share award scheme ("HHI Share Award Scheme") was adopted by HHI. The HHI Share Award Scheme is valid and effective for a period of 15 years commencing from 25 January 2007. Pursuant to the rules of the HHI Share Award Scheme, HHI has set up a trust, HHI Employees' Share Award Scheme Trust, for the purpose of administering the HHI Share Award Scheme and holding the awarded shares before they vest.

During the year ended 30 June 2007, a total of 1,940,000 shares in HHI had been awarded to a director of the Company and employees of the Group at no consideration. No shares in HHI were awarded in both years presented. The awardees shall not dispose of, nor enter into any agreement to dispose of the relevant awarded shares in the 12-month period commencing on the vesting date thereof.

35. SHARE CAPITAL (continued)

Share award scheme (continued)

(b) HHI (continued)

Details of the movements of shares of HHI awarded are as follows:

Vesting date	*Outstanding at 1 July 2007*	*Movements during the year Vested*	*Outstanding at 30 June 2008*
Employees			
25 January 2008	380,000	(380,000)	—
25 January 2009	380,000	—	380,000
	760,000	(380,000)	380,000
Weighted average fair value	HK$5.94	HK$6.21	HK$5.68

Vesting date	***Outstanding at 1 July 2008***	***Movements during the year Vested***	***Outstanding at 30 June 2009***
Employees			
25 January 2009	380,000	(380,000)	**—**
Weighted average fair value	HK$5.68	HK$5.68	**N/A**

During the year ended 30 June 2007, 1,940,000 shares of HHI were acquired at a total cost of HK$14,129,000.

The total fair value of the awarded shares determined at the date of grant was HK$12,369,000, of which HK$614,000 (2008: HK$2,471,000) was recognised as an expense for the year.

The following assumptions were used to calculate the fair value of the awarded shares:

Closing share price at date of grant	HK$7.38
Option life	1–3 years
Expected volatility	
First year	25.18%
Second year	21.80%
Third year	23.47%
Expected dividend yield	4.36%
Risk free rate	
First year	3.89%
Second year	3.92%
Third year	3.93%

The fair value of the awarded shares was determined by reference to the closing share price at date of grant after deductions of the present value of foregone dividend during the vesting period and the fair value of put option in relation to the restricted period of the shares which was determined by using the Black-Scholes option pricing model.

The variables and assumptions used in computing the fair value of the awarded shares are based on the directors' best estimate. The value of awarded share varies with different variables of certain subjective assumptions.

36. SHARE PREMIUM AND RESERVES

The Group

	Attributable to equity holders of the Company															
	Share premium HK$'000	*Capital redemption reserve HK$'000*	*Capital reserve HK$'000*	*Translation reserve HK$'000*	*PRC statutory reserves HK$'000*	*Property revaluation reserve HK$'000*	*Investment revaluation reserve HK$'000*	*Share option reserve HK$'000*	*Share award reserve HK$'000*	*Shares held for share award scheme HK$'000*	*Retained profits HK$'000*	*Total HK$'000*	*Share option reserve of a subsidiary HK$'000*	*Share award reserve of a subsidiary HK$'000*	*Minority interests HK$'000*	*Total HK$'000*
At 1 July 2007 (originally stated)	8,684,344	4,748	83,010	176,114	79,529	–	–	19,056	5,626	(21,668)	7,891,295	16,922,054	1,268	1,043	3,058,754	19,983,119
Effect of changes in accounting policies *(note 2)*	–	–	–	(9,622)	–	–	–	–	–	–	(91,930)	(101,552)	–	–	(37,929)	(139,481)
At 1 July 2007 (restated)	8,684,344	4,748	83,010	166,492	79,529	–	–	19,056	5,626	(21,668)	7,799,365	16,820,502	1,268	1,043	3,020,825	19,843,638
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates (as restated)	–	–	–	259,014	–	–	–	–	–	–	–	259,014	–	–	61,295	320,309
Gain arising from changes in fair value of other properties before reclassification to investment properties *(note 17(d))*	–	–	–	–	–	13,024	–	–	–	–	–	13,024	–	–	–	13,024
Gain arising from changes in fair value of available-for-sale investments	–	–	–	–	–	–	48,174	–	–	–	–	48,174	–	–	–	48,174
Deferred tax liabilities on changes in fair value of other properties	–	–	–	–	–	(2,149)	–	–	–	–	–	(2,149)	–	–	–	(2,149)
Deferred tax liabilities on changes in fair value of available-for-sale investments	–	–	–	–	–	–	(3,590)	–	–	–	–	(3,590)	–	–	–	(3,590)
Net income recognised directly in equity	–	–	–	259,014	–	10,875	44,584	–	–	–	–	314,473	–	–	61,295	375,768
Translation reserve realised on disposal of a jointly controlled entity	–	–	–	(56,025)	–	–	–	–	–	–	–	(56,025)	–	–	(20,893)	(76,918)
Investment revaluation reserve transferred to profit or loss on disposal of available-for-sale investments	–	–	–	–	–	–	(21,756)	–	–	–	–	(21,756)	–	–	–	(21,756)
Reversal of deferred tax liabilities on disposal of available-for-sale investments	–	–	–	–	–	–	3,590	–	–	–	–	3,590	–	–	–	3,590
Profit for the year	–	–	–	–	–	–	–	–	–	–	5,978,766	5,978,766	–	–	550,124	6,528,890
Total recognised income for the year	–	–	–	202,989	–	10,875	26,418	–	–	–	5,978,766	6,219,048	–	–	590,526	6,809,574
Issue of shares	32,604	–	–	–	–	–	–	(5,738)	–	–	–	26,866	–	–	–	26,866
Shares issue expenses	(28)	–	–	–	–	–	–	–	–	–	–	(28)	–	–	–	(28)
Repurchase of shares	–	21,185	–	–	–	–	–	–	–	–	(259,294)	(238,109)	–	–	–	(238,109)
Dividends paid to minority shareholders	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(367,297)	(367,297)
Acquisition of additional interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(29,572)	(29,572)
Recognition of equity-settled share-based payments	–	–	–	–	–	–	–	24,488	7,799	–	–	32,287	1,552	1,804	1,240	36,883
Change in profit sharing of a jointly controlled entity	–	–	–	(2,535)	(3,106)	–	–	–	–	–	–	(5,641)	–	–	(2,086)	(7,727)
Contribution from minority shareholders of a subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	1,034	1,034
Deemed contribution from a minority shareholder *(note 34)*	–	–	–	–	–	–	–	–	–	–	–	–	–	–	18,990	18,990
Shares vested under the share award schemes of the Group	–	–	–	–	–	–	–	–	(8,117)	9,745	(1,628)	–	–	(1,723)	–	(1,723)
Deemed disposal of interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	(442)	–	(1,091)	(1,533)
Transfers between reserves	–	–	–	–	5,529	–	–	–	–	–	(5,529)	–	–	–	–	–
Dividends recognised as distribution during the year *(note 14)*	–	–	–	–	–	–	–	–	–	–	(2,038,718)	(2,038,718)	–	–	–	(2,038,718)
At 30 June 2008 (restated)	8,716,920	25,933	83,010	366,946	81,952	10,875	26,418	37,806	5,308	(11,923)	11,472,962	20,816,207	2,378	1,124	3,232,569	24,052,278

36. SHARE PREMIUM AND RESERVES (continued)

The Group (continued)

	Attributable to equity holders of the Company															
	Share premium HK$'000	*Capital redemption reserve HK$'000*	*Capital reserve HK$'000*	*Translation reserve HK$'000*	*PRC statutory reserves HK$'000*	*Property revaluation reserve HK$'000*	*Investment revaluation reserve HK$'000*	*Share option reserve HK$'000*	*Share award reserve HK$'000*	*Shares held for share award scheme HK$'000*	*Retained profits HK$'000*	*Total HK$'000*	*Share option reserve of a subsidiary HK$'000*	*Share award reserve of a subsidiary HK$'000*	*Minority interests HK$'000*	*Total HK$'000*
At 1 July 2008	8,716,920	25,933	83,010	366,946	81,952	10,875	26,418	37,806	5,308	(11,923)	11,472,962	20,816,207	2,378	1,124	3,232,569	24,052,278
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	–	–	–	(39,166)	–	–	–	–	–	–	–	(39,166)	–	–	(2,863)	(42,029)
Loss arising from changes in fair value of available-for sale investments	–	–	–	–	–	–	(9,910)	–	–	–	–	(9,910)	–	–	–	(9,910)
Net expense recognised directly in equity	–	–	–	(39,166)	–	–	(9,910)	–	–	–	–	(49,076)	–	–	(2,863)	(51,939)
Investment revaluation reserve transferred to profit or loss on disposal of available-for sale investments	–	–	–	–	–	–	(1,873)	–	–	–	–	(1,873)	–	–	–	(1,873)
Profit for the year	–	–	–	–	–	–	–	–	–	–	1,680,851	1,680,851	–	–	316,612	1,997,463
Total recognised income (expense) for the year	–	–	–	(39,166)	–	–	(11,783)	–	–	–	1,680,851	1,629,902	–	–	313,749	1,943,651
Issue of shares	47,313	–	–	–	–	–	–	(6,958)	–	–	–	40,355	–	–	–	40,355
Shares issue expenses	(35)	–	–	–	–	–	–	–	–	–	–	(35)	–	–	–	(35)
Repurchase of shares	–	39,088	–	–	–	–	–	–	–	–	(361,468)	(322,380)	–	–	–	(322,380)
Repurchase of HHI shares by HHI	–	–	–	–	–	–	–	–	–	–	(10,636)	(10,636)	–	–	(27,210)	(37,846)
Dividends paid to minority shareholders	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(1,157,244)	(1,157,244)
Acquisition of additional interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(1,203)	(1,203)
Recognition of equity-settled share-based payments	–	–	–	–	–	–	–	25,619	2,169	–	–	27,788	729	432	491	29,440
Shares vested under the share award schemes of the Group	–	–	–	–	–	–	–	–	(7,477)	9,745	(2,697)	(429)	–	(1,556)	(783)	(2,768)
Forfeiture of vested share option	–	–	–	–	–	–	–	–	–	–	133	133	(133)	–	–	–
Transfers between reserves	–	–	(73,000)	15,000	423	–	–	–	–	–	57,577	–	–	–	–	–
Dividends recognised as distribution during the year *(note 14)*	–	–	–	–	–	–	–	–	–	–	(4,995,334)	(4,995,334)	–	–	241,108	(4,754,226)
At 30 June 2009	**8,764,198**	**65,021**	**10,010**	**342,780**	**82,375**	**10,875**	**14,635**	**56,467**	**–**	**(2,178)**	**7,841,388**	**17,185,571**	**2,974**	**–**	**2,601,477**	**19,790,022**

36. SHARE PREMIUM AND RESERVES (continued)

	Share premium HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Share option reserve HK$'000	Share award reserve HK$'000	Shares held for share award scheme HK$'000	Retained profits HK$'000	Total HK$'000
The Company								
At 1 July 2007	8,684,344	4,748	9,872	19,056	5,626	(21,668)	3,120,075	11,822,053
Profit for the year and total income recognised for the year	—	—	—	—	—	—	6,338,310	6,338,310
Issue of shares	32,604	—	—	(5,738)	—	—	—	26,866
Shares issue expenses	(28)	—	—	—	—	—	—	(28)
Repurchase of shares	—	21,185	—	—	—	—	(259,294)	(238,109)
Recognition of equity-settled share-based payments	—	—	—	24,488	7,799	—	—	32,287
Shares vested under the share award scheme of the Company	—	—	—	—	(8,117)	9,745	(1,628)	—
Dividends recognised as distribution during the year *(note 14)*	—	—	—	—	—	—	(2,038,718)	(2,038,718)
At 30 June 2008	8,716,920	25,933	9,872	37,806	5,308	(11,923)	7,158,745	15,942,661
Profit for the year and total income recognised for the year	—	—	—	—	—	—	426,247	426,247
Issue of shares	47,313	—	—	(6,958)	—	—	—	40,355
Shares issue expenses	(35)	—	—	—	—	—	—	(35)
Repurchase of shares	—	39,088	—	—	—	—	(361,468)	(322,380)
Recognition of equity-settled share-based payments	—	—	—	25,619	2,169	—	—	27,788
Shares vested under the share award scheme of the Company	—	—	—	—	(7,477)	9,745	(2,268)	—
Dividends recognised as distribution during the year *(note 14)*	—	—	—	—	—	—	(4,995,334)	(4,995,334)
At 30 June 2009	**8,764,198**	**65,021**	**9,872**	**56,467**	**—**	**(2,178)**	**2,225,922**	**11,119,302**

37. DEFERRED TAX LIABILITIES

The followings are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation HK$'000	Fair value adjustments on investment properties HK$'000	Arising from business combinations (Note) HK$'000	Undistributed earnings of PRC jointly controlled entities HK$'000	Tax losses HK$'000	Others HK$'000	Total HK$'000
At 1 July 2007 (as restated)	161,776	487,912	241,518	—	(165,076)	(854)	725,276
Charge (credit) to consolidated income statement							
Current year (as restated)	23,810	105,887	(864)	68,898	(5,267)	(891)	191,573
Effect of change in tax rate	(9,624)	(27,881)	(13,801)	—	9,433	49	(41,824)
Charge to reserve	—	—	—	—	—	2,149	2,149
At 30 June 2008 (as restated)	175,962	565,918	226,853	68,898	(160,910)	453	877,174
Charge (credit) to consolidated income statement	29,286	118,834	(864)	55,135	(3,796)	(542)	198,053
At 30 June 2009	**205,248**	**684,752**	**225,989**	**124,033**	**(164,706)**	**(89)**	**1,075,227**

Note: Such deferred tax liabilities are attributable to taxable temporary differences arising on initial recognition of assets which were acquired in business combinations.

The deferred tax assets and liabilities have been offset for the purposes of balance sheet presentation.

At the balance sheet date, the Group had available unused tax losses of HK$1,629 million (2008: HK$1,550 million) to offset against future profits. A deferred tax asset of HK$165 million (2008: HK$161 million) in respect of tax losses of HK$998 million (2008: HK$975 million) has been recognised. No deferred tax asset has been recognised in respect of the remaining tax losses of HK$631 million (2008: HK$575 million) due to the unpredictability of future profit streams. The tax losses available may be carried forward indefinitely.

38. ACQUISITION OF A SUBSIDIARY

On 1 August 2008, the Group acquired 100% of the issued share capital of Mingway Company, Limited from certain directors of the Company for a total consideration of approximately HK$208 million. This consideration was arrived at by reference to the fair value of the underlying investment properties on date of acquisition as valued by DTZ. This acquisition has been accounted for as acquisition of assets as Mingway Company, Limited is principally engaged in property investment and only holds certain commercial units at Wu Chung House, No. 213 Queen's Road East, Wanchai, Hong Kong.

The net assets acquired in the transaction are as follows:

	HK$'000
Net assets acquired:	
Investment properties	210,000
Trade and other receivables	825
Bank balances	393
Trade and other payables	(216)
Rental and other deposits	(2,602)
	208,400
Total consideration satisfied by:	
Cash	208,400
Net cash outflow arising on acquisition:	
Cash consideration paid	208,400
Bank balances acquired	(393)
	208,007

39. DISPOSAL OF A SUBSIDIARY

As referred to in note 9(a), the Company completed the disposal of its subsidiary, Nomusa, during the year ended 30 June 2008.

	HK$'000
Net assets disposed of:	
Interest in a jointly controlled entity	204,263
Long-term loans and receivables	417,998
	622,261
Gain on disposal	3,949,339
Net cash received	4,571,600
Sale consideration received, satisfied in cash	4,579,982
Expenses paid on disposal	(8,382)
	4,571,600

The resulting gain on disposal of HK$3,949,339,000 was included in the gain on disposal of jointly controlled entities and associates in the consolidated income statement for the year ended 30 June 2008.

The subsidiary disposed of did not contribute to the Group's profit before taxation for the year ended June 2008 and the subsidiary did not contribute to the Group's cash flows for the year ended 30 June 2008. The subsidiary did not contribute to the Group's turnover for the years ended 30 June 2008.

40. PROJECT COMMITMENTS

(a) Expressway projects

At 30 June 2008, the Group had outstanding commitments to make capital contribution to a jointly controlled entity, West Route JV, for the development of Phase II of the Western Delta Route in the PRC ("Phase II West") of approximately RMB96 million.

At 30 June 2009, the Group had agreed, subject to approval of the relevant PRC authorities, to make capital contribution to West Route JV for the development of Phase II and Phase III of the Western Delta Route of approximately RMB403 million (2008: Nil) and RMB980 million (2008: RMB571 million) respectively.

In addition to the above, the Group's attributable share of the commitments of certain jointly controlled entities of the Group in respect of the acquisition of property and equipment, and construction of Phase II West contracted for but not provided totalling approximately HK$521 million at 30 June 2009 (2008: HK$1,658 million).

(b) Residential and commercial property project

On 23 June 2009, a tender submitted by a joint venture company of the Group was accepted by the Urban Renewal Authority in respect of the development of the Lee Tung Street Project in Wanchai. The Group and the joint venture partner will jointly hold and develop the project through their respective shareholding of 50% in the joint venture company. At the balance sheet date, the total commitment of the Group is expected to be approximately HK$4.15 billion, representing 50% of the total budgeted development and related costs of the project.

(c) Power plant project

The Group's share of the commitments of the joint venture company in respect of the development of the power plant is as follows:

	2008 *HK$'000*	***2009*** ***HK$'000***
Authorised but not yet contracted for	19,305	**201,968**
Contracted for but not provided	733,544	**248,769**
	752,849	**450,737**

(d) Commercial and hotel property project

Pursuant to a cooperation agreement entered into between the Group and a PRC party to develop and lease a commercial and hotel complex property in Guangzhou, the PRC, the Group is mainly responsible for the fitting-out of the property and the purchase of machinery and equipment required for the operation of the property at the estimated total costs of not less than RMB1,000 million. Upon the completion of the property development, the Group is entitled to operate the property for a specified period by paying fixed amounts of monthly rental, which will be increased progressively with a maximum annual rental of RMB178 million. Total rental payable under the operating period is approximately RMB3.5 billion. Up to the balance sheet date, the Group had not incurred any material cost for this property project.

(e) Property development

	2008 *HK$'000*	***2009*** ***HK$'000***
Projects undertaken by the Group		
Authorised but not yet contracted for	861,952	**346,520**
Contracted for but not provided	150,638	**397,348**
	1,012,590	**743,868**

40. PROJECT COMMITMENTS (continued)

(f) Property renovation

	2008 *HK$'000*	***2009*** ***HK$'000***
Property renovation expenditure contracted for but not provided	9,551	**6,502**

41. OPERATING LEASE COMMITMENTS

The Group as lessor

Rental income from investment properties earned during the year is approximately HK$546 million (2008: HK$463 million). At the balance sheet date, the investment properties of the Group with an aggregate carrying amount of approximately HK$7,725 million (2008: HK$6,800 million) which were rented out under operating leases. These properties have committed tenants for the next one to ten years without termination options granted to the tenants.

At the balance sheet date, the Group had contracted with tenants for the following future minimum payments under non-cancellable operating leases:

	The Group	
	2008 *HK$'000*	***2009*** ***HK$'000***
Within one year	301,721	**323,205**
In the second to fifth years inclusive	333,509	**331,380**
After five years	5,352	**59**
	640,582	**654,644**

42. CONTINGENT LIABILITIES

(a) Disposal of CEPA

In connection with the disposal by the Group of its interests in Consolidated Electric Power Asia Limited ("CEPA") in prior years, the Group entered into an agreement with the purchaser under which the purchaser and its affiliates agreed to release and discharge the Group from all claims whatsoever they may have against the Group arising under the sale agreement. The Group has also agreed to release and discharge the purchaser and its affiliates from all claims whatsoever the Group may have against them. In this connection, the Group has given certain performance undertakings and indemnities to the purchaser and its affiliates, for which a provision totalling approximately HK$84 million had been made in the consolidated financial statements in prior years. The provision represents management's best estimate of the costs and expenses required to discharge the Group's obligations and liabilities under such agreement. The directors are of the opinion that the provision is not expected to be payable within one year from the balance sheet date and, accordingly, is classified as non-current.

42. CONTINGENT LIABILITIES (continued)

(b) Guarantees

The Group

(i) A subsidiary of the Company acted as guarantor for the repayment of the mortgage bank loans granted to purchasers of the subsidiary's properties amounted to HK$2 million at 30 June 2009 (2008: HK$7 million).

(ii) As at 30 June 2008, a bank guarantee of approximately RMB28 million was given by a jointly controlled entity of the Group for its purchase of machineries from overseas suppliers. The Group's share of the guarantee of the jointly controlled entity amounted to approximately RMB11 million as at 30 June 2008. Such guarantee was released during the current year.

The Company

(i) As at 30 June 2009, the credit facilities of the Company's subsidiaries to the aggregate extent of HK$13,865 million (2008: HK$13,965 million) are guaranteed by the Company. Such facilities were utilised in relation to utility deposit guarantee to the extent of HK$13 million (2008: HK$13 million) as at 30 June 2009.

43. RETIREMENT BENEFIT SCHEME

The Group has established a Mandatory Provident Fund Scheme (the "MPF Scheme") for its Hong Kong employees. The assets of the scheme are held separately in funds which are under the control of independent trustees. The retirement benefit scheme contributions charged to the consolidated income statement represent contributions paid or payable by the Group to the scheme at 5% of each of the employees' monthly relevant income capped at HK$20,000.

The employees employed by the PRC subsidiaries are members of the state-managed retirement benefit schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefit schemes is to make the required contributions under the schemes.

The total costs charged to the consolidated income statement for the year of HK$8,876,000 (2008: HK$8,178,000) represent contributions paid or payable to the schemes by the Group in respect of the current accounting period. At the balance sheet date, there were no forfeited contributions available to reduce future obligations.

44. RELATED PARTY TRANSACTIONS

In additions to the transactions and balances with related parties disclosed above, the Group has the following transactions with related parties:

The registered capital amounting to HK$702 million previously injected by a subsidiary of the Company to GS Superhighway JV was repaid by GS Superhighway JV during the year ended 30 June 2008. According to the Law of the PRC on Chinese-foreign Contractual Joint Venture, in relation to the repayment of registered capital before the expiry of the joint venture operation period, the subsidiary of the Company, as the foreign joint venture partner, is required to undertake the financial obligations of GS Superhighway JV to the extent of HK$702 million when GS Superhighway JV fails to meet its financial obligations during the joint venture operation period.

Compensation of key management personnel

The remuneration paid or payable to the Group's key management personnel amounted to HK$36 million (2008: HK$58 million), which comprises share-based payments of HK$3 million (2008: HK$14 million) and short term benefits of HK$33 million (2008: HK$44 million). Such remuneration is determined by the Board having regard to the performance of individuals and market trends.

45. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from that of the prior year.

The capital structure of the Group consists of equity attributable to equity holders of the Company, comprising issued share capital and premium, retained profits and other reserves.

The directors of the Company review the capital structure periodically. As part of this review, the directors of the Company assess budgets of major projects taking into account of the provision of funding. Based on the operating budgets, the directors consider the cost of capital and the risks associated with each class of capital and balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of debts.

46. FINANCIAL INSTRUMENTS

(a) Categories of financial instruments

	The Group		*The Company*	
	2008 HK$'000	***2009 HK$'000***	*2008 HK$'000*	***2009 HK$'000***
Financial assets:				
Loans and receivable at amortised cost (including cash and cash equivalents)	11,955,175	**5,335,082**	17,573,715	**12,716,833**
Available-for-sale investments	65,096	**33,318**	3,000	**3,000**
	12,020,271	**5,368,400**	17,576,715	**12,719,833**
Financial liabilities				
Liabilities at amortised cost	367,722	**343,008**	331,791	**303,022**

(b) Financial risk management objectives and policies

The Group's and the Company's major financial instruments include loan receivable, available-for-sale investments, loan to a jointly controlled entity, trade and other receivables, amounts due from subsidiaries, bank balances and cash, trade and other payables, rental and other deposits and amounts due to associates/subsidiaries/a jointly controlled entity and a minority shareholder of a subsidiary. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The Group manages and monitors these exposures to ensure that appropriate measures are implemented in a timely and effective manner. The Group's overall strategy remains unchanged from that of the prior year.

The main risks arising from the Group's and the Company's financial instruments are market risks (including currency risk, interest rate risk and price risk), credit risk and liquidity risk. The directors review and agree policies for managing each of these risks and they are summarised below:

Market risks

(i) Currency risk

The Group and the Company undertake certain transactions denominated in foreign currencies, hence exposures to exchange fluctuations arise. Certain of the Group's and the Company's financial assets and liabilities are denominated in Hong Kong dollars, Renminbi ("RMB") or United States dollars ("US dollars") which are currencies other than the functional currencies of the respective group entity. The Group manages its foreign currency risk by constantly monitoring the movement of the foreign exchange rates.

46. FINANCIAL INSTRUMENTS (continued)

(b) Financial risk management objectives and policies (continued)

Market risks (continued)

(i) *Currency risk (continued)*

The carrying amounts of the Group's and the Company's foreign currency denominated monetary assets and liabilities at the reporting date are as follows:

The Group

	Assets		*Liabilities*	
	2008 *HK$'000*	***2009*** ***HK$'000***	*2008* *HK$'000*	***2009*** ***HK$'000***
Hong Kong dollars	58,712	**1,996,139**	73,606	**1,039**
RMB	380,023	**126,432**	59	**—**
US dollars	3,050,778	**1,001,291**	1,569	**—**

The Company

	Assets		*Liabilities*	
	2008 *HK$'000* *(restated)*	***2009*** ***HK$'000***	*2008* *HK$'000*	***2009*** ***HK$'000***
RMB	471	**125**	—	**—**
US dollars	155	**140,113**	—	**—**

Currency risk sensitivity analysis

As Hong Kong dollars are pegged to US dollars, it is assumed that there would be no material currency risk exposure on between these two currencies. The Group's and the Company's foreign currency risk is mainly concentrated on the fluctuations of RMB against Hong Kong dollars. The sensitivity analysis below includes only currency risk related to RMB and Hong Kong dollars denominated monetary items of group entities whose functional currencies are Hong Kong dollars and RMB respectively. The sensitivity analysis of the Group also includes currency risk exposure on inter-company balances.

The sensitivity analysis includes only outstanding foreign currency denominated monetary items as disclosed above and adjusts their translation at the year end for a 5% change in foreign currency rates.

The Group

At the balance sheet date, if the exchange rate of RMB against Hong Kong dollars had been strengthened/ weakened by 5%, which is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates, the Group's profit would decrease/increase by approximately HK$93.4 million for the year ended 30 June 2009 (2008: increase/decrease by HK$73.9 million).

The Company

At the balance sheet date, if the exchange rate of RMB against Hong Kong dollars had been strengthened/ weakened by 5%, which is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates, the Company's profit would increase/decrease by approximately HK$6,000 for the year ended 30 June 2009 (2008: HK$24,000).

In addition, certain jointly controlled entities of the Group had foreign currency bank loans as at 30 June 2009 and 2008. Foreign currency exposure associated with these foreign currency bank loans is disclosed in note 23.

46. FINANCIAL INSTRUMENTS (continued)

(b) Financial risk management objectives and policies (continued)

Market risks (continued)

(ii) *Interest rate risk*
The Group is exposed to fair value interest rate risk in relation to fixed rate bank deposits and loan to a jointly controlled entity which is interest free. The Company is exposed to fair value interest rate risk in relation to fixed rate bank deposits and amounts due from subsidiaries which are interest free. It is the Group's policy to keep certain amount of bank deposits at fixed interest rate.

The Group is exposed to cash flow interest rate risk in relation to certain bank deposits which are subject to changes in prevailing floating interest rates. The Company has insignificant cash flow interest rate risk exposure related to bank deposits carried at floating interest rates. The Group's and the Company's cash flow interest rate risk is mainly concentrated on the fluctuation of the prevailing market interest rate.

Interest rate risk sensitivity analysis
The sensitivity analyses below have been determined based on the Group's exposure to interest rates in relation to interest bearing loan to a jointly controlled entity and bank deposits carrying prevailing interest rates at the balance sheet date and on the assumption that the amount outstanding at the balance sheet date was outstanding for the whole year and held constant throughout the financial year.

The Group
If interest rates on bank deposits carrying prevailing interest rates had been 50 basis points higher/lower, which is the sensitivity rate used when reporting interest rate risk internally to key management personnel and represents management's assessment of the reasonably possible change in interest rates, the profit for the year ended 30 June 2009 would increase/decrease by approximately HK$0.8 million (2008: HK$3.0 million). The analysis is prepared assuming the amount outstanding at the balance sheet was outstanding for the whole year.

(iii) *Price risk*
The Group is exposed to equity price risk in relation to its available-for-sale investments. The management will closely monitor the equity price risk and will mitigate the risk exposure should the need arise. The Group's equity price risk is mainly concentrated on equity instruments quoted in well-established stock exchanges.

Price risk sensitivity analysis
The sensitivity analysis below has been determined based on the exposure to equity price risk on listed equity investments at the reporting date.

If the prices of the listed available-for-sale investments carried at fair value had been 10% higher/lower, the Group's investment valuation reserve would increase/decrease by HK$3.0 million (2008: HK$6.2 million).

46. FINANCIAL INSTRUMENTS (continued)

(b) Financial risk management objectives and policies (continued)

Credit risk

The Group's and the Company's maximum exposure to credit risk which will cause a financial loss to the Group and the Company due to failure to discharge an obligation by the counterparties is arising from the carrying amount of the respective recognised financial assets stated in the balance sheets and the amount of financial guarantees issued by the Group or the Company as disclosed in note 42(b).

The Group's credit risk is primarily attributable to its trade and other receivables. In order to minimise the credit risk, the management of the Group has monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

Other than loan to a jointly controlled entity and dividend receivable from a jointly controlled entity, the Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

The Company's credit risk is primarily attributable to amounts due from subsidiaries. In order to minimise the credit risk, the directors of the Company review the recoverable amount of each individual amount due from subsidiaries at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Company's credit risk is significantly reduced.

The credit risks of the Group and the Company on liquid funds are limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Liquidity risk

The Group's total assets less current liabilities and the Group's net current assets at 30 June 2009 amounted to HK$23,209 million (2008: HK$27,304 million) and HK$5,314 million (2008: HK$11,676 million) respectively.

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigates the effects of fluctuations in cash flows. The management monitors the utilisation of the available banking facilities and ensures compliance with loan covenants. As at 30 June 2009, the Group has unutilised syndicated loan facilities of HK$15,950 million (2008: HK$15,950 million) and other banking facilities of HK$1,502 million (2008: HK$1,602 million).

The following tables detail the contractual maturity of the Group and the Company for their financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group and the Company can be required to pay. The tables include both interest and principal cash flows. The interest payments are computed using contractual rates or, if floating, based on the prevailing market rates at the balance sheet date.

46. FINANCIAL INSTRUMENTS (continued)

(b) Financial risk management objectives and policies (continued)

Liquidity risk (continued)

Liquidity and interest risk tables

The Group

	Repayable on demand or less than 1 month HK$'000	*1-2 months HK$'000*	*Over 2 months but not more than 1 year HK$'000*	*1-5 years HK$'000*	*Over 5 years HK$'000*	*Total undiscounted cash flows HK$'000*	*Carrying amount at 30.6.2008 HK$'000*
2008							
Non-interest bearing							
Trade and other payables	115,244	18,864	43,185	15,969	—	193,262	193,262
Rental and other deposits	3,785	5,249	29,526	64,796	1,260	104,616	104,616
Amounts due to associates	9,865	—	—	—	—	9,865	9,865
Amount due to a minority shareholder of a subsidiary	—	—	—	—	78,969	78,969	59,979
	128,894	24,113	72,711	80,765	80,229	386,712	367,722

	Repayable on demand or less than 1 month HK$'000	***1-2 months HK$'000***	***Over 2 months but not more than than 1 year HK$'000***	***1-5 years HK$'000***	***Over 5 years HK$'000***	***Total undiscounted cash flows HK$'000***	***Carrying amount at 30.6.2009 HK$'000***
2009							
Non-interest bearing							
Trade and other payables	**108,592**	**9,434**	**9,889**	**20,997**	**—**	**148,912**	**148,912**
Rental and other deposits	**6,639**	**4,334**	**32,907**	**75,043**	**1,260**	**120,183**	**120,183**
Amount due to a jointly controlled entity	**2,243**	**—**	**—**	**—**	**—**	**2,243**	**2,243**
Amounts due to associates	**9,741**	**—**	**—**	**—**	**—**	**9,741**	**9,741**
Amount due to a minority shareholder of a subsidiary	**—**	**—**	**—**	**—**	**78,969**	**78,969**	**61,929**
	127,215	**13,768**	**42,796**	**96,040**	**80,229**	**360,048**	**343,008**

46. FINANCIAL INSTRUMENTS (continued)

(b) Financial risk management objectives and policies (continued)

Liquidity risk (continued)

Liquidity and interest risk tables (continued)

The Company

	Repayable on demand or less than 1 month HK$'000	*1-2 months HK$'000*	*Over 2 months but not more than 1 year HK$'000*	*1-5 years HK$'000*	*Over 5 years HK$'000*	*Total undiscounted cash flows HK$'000*	*Carrying amount at 30.6.2008 HK$'000*
2008							
Non-interest bearing							
Trade and other payables	5,446	—	—	—	—	5,446	5,446
Amounts due to associates	9,865	—	—	—	—	9,865	9,865
Amounts due to subsidiaries	316,480	—	—	—	—	316,480	316,480
	331,791	—	—	—	—	331,791	331,791

	Repayable on demand or less than 1 month HK$'000	***1-2 months HK$'000***	***Over 2 months but not more than 1 year HK$'000***	***1-5 years HK$'000***	***Over 5 years HK$'000***	***Total undiscounted cash flows HK$'000***	***Carrying amount at 30.6.2009 HK$'000***
2009							
Non-interest bearing							
Trade and other payables	**8,603**	—	—	—	—	**8,603**	**8,603**
Amounts due to associates	**9,741**	—	—	—	—	**9,741**	**9,741**
Amounts due to subsidiaries	**284,678**	—	—	—	—	**284,678**	**284,678**
	303,022	—	—	—	—	**303,022**	**303,022**

(c) Fair value

The fair values of financial assets and financial liabilities are determined as follows:

- The fair value of available-for-sale investments with standard terms and conditions which are traded on active liquid markets is determined with reference to quoted market bid prices.

- The fair value of other financial assets and liabilities is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices or rates from observable current market transactions as input.

The directors consider that the carrying amounts of the financial assets and financial liabilities recorded at amortised costs in the consolidated financial statements approximate their fair values.

47. PRINCIPAL SUBSIDIARIES

The following list contains only the details of the subsidiaries at 30 June 2009 and 2008 which principally affect the results, assets or liabilities of the Group as the directors are of the opinion that a complete list of all the subsidiaries will be of excessive length. Except as otherwise indicated, all the subsidiaries are private companies incorporated and are operating principally in the place of incorporation and all issued shares are ordinary shares. None of the subsidiaries had any loan capital outstanding during the year or at the end of the year.

		Proportion of nominal value of issued capital held by the Company				
		Directly		*Indirectly*		
Name of company	*Paid up issued capital*	*2008 %*	*2009 %*	*2008 %*	*2009 %*	*Principal activities*
Incorporated in Hong Kong:						
Banbury Investments Limited	2 shares of HK$1 each	100	100	—	—	Property investment
Bayern Gourmet Food Company Limited	3,000,000 shares of HK$1 each	—	—	90	90	Manufacture and sales of food
Chee Shing Company Limited	9,680 shares of HK$100 each	100	100	—	—	Provision of management services
Exgratia Company Limited	2 shares of HK$1 each	100	100	—	—	Property investment
GardenEast Limited	10,000 shares of HK$100 each	—	—	100	100	Property investment
GardenEast Management Limited (formerly known as Nice Strength Investment Limited)	300,000 share of HK$1 each	—	—	100	100	Property management
HH Finance Limited	100,000 shares of HK$10 each	100	100	—	—	Loan financing
HHI Finance Limited	1 share of HK$1 each	—	—	73.01	70.27	Loan financing
HITEC Management Limited	300,000 shares of HK$1 each	—	—	100	100	Property management
Hopewell Centre Management Limited	209,200 shares of HK$100 each	—	—	100	100	Property management
Hopewell China Development (Superhighway) Limited (ii)	2 shares of HK$1 each and 4 non-voting deferred shares of HK$1 each	—	—	71.18	68.51	Investment in expressway project
Hopewell Construction Company, Limited	200,000 shares of HK$100 each	—	—	100	100	Construction, project management and investment holding
Hopewell Food Industries Limited	1,000,000 shares of HK$1 each	—	—	100	100	Restaurant operation

47. PRINCIPAL SUBSIDIARIES (continued)

Name of company	Paid up issued capital	Proportion of nominal value of issued capital held by the Company — Directly 2008 %	Directly 2009 %	Indirectly 2008 %	Indirectly 2009 %	Principal activities
Incorporated in Hong Kong: (continued)						
Hopewell Guangzhou-Zhuhai Superhighway Development Limited (ii)	2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each	—	—	73.01	70.27	Investment in expressway project
Hopewell Hotels Management Limited (formerly known as Mega Hotels Management Limited)	3,000,000 shares of HK$1 each	—	—	100	100	Hotel management
Hopewell Property Management Company Limited	2 shares of HK$100 each	—	—	100	100	Building and carpark management
Hopewell Real Estate Agency Limited	30,000 shares of HK$100 each	—	—	100	100	Property agents and investment holding
Hopewell Wind Power (Hong Kong) Limited	1 share of HK$1 each	—	—	—	100	Investment in a wind power project
H-Power Investor (HK) Limited	1 share of HK$1 each	—	—	87.5	87.5	Investment in a power station project
International Trademart Company Limited	2 shares of HK$1 each and 10,000 non-voting deferred shares of HK$1 each	—	—	100	100	Property investment and operation of a trademart
IT Catering and Services Limited	2 shares of HK$1 each	—	—	100	100	Restaurant operations and provision of catering services
Kowloon Panda Hotel Limited	2 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each	—	—	100	100	Property investment, hotel ownership and operations
Lok Foo Company Limited	52,000 shares of HK$100 each	100	100	—	—	Investment holding

47. PRINCIPAL SUBSIDIARIES (continued)

Name of company	Paid up issued capital	Proportion of nominal value of issued capital held by the Company				Principal activities
		Directly		Indirectly		
		2008 %	2009 %	2008 %	2009 %	
Incorporated in Hong Kong: (continued)						
Panda Place Management Limited	300,000 shares of HK$1 each	—	—	100	100	Property management
QRE Plaza Limited	1,000 shares of HK$100 each	—	—	100	100	Property investment
QRE Plaza Management Limited	300,000 shares of HK$1 each	—	—	100	100	Property management
Slipform Engineering Limited	1,000,001 shares of HK$1 each	—	—	100	100	Construction, project consultant and investment holding
Wetherall Investments Limited	2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each	—	—	100	100	Property investment and investment holding
Yuba Company Limited	10,000 shares of HK$1 each	—	—	100	100	Property investment
Established in the PRC:						
廣州市合和(花都)置業發展有限公司	RMB99,200,000 (registered capital)	—	—	95	95	Property development
廣州市冠暉物業管理有限公司	RMB500,000 (registered capital)	—	—	76	76	Property management
廣州誠滿物業管理有限公司	RMB350,000,000 (registered capital)	—	—	100	100	Property management

47. PRINCIPAL SUBSIDIARIES (continued)

Name of company	*Paid up issued capital*	*Proportion of nominal value of issued capital held by the Company*				*Principal activities*
		Directly		*Indirectly*		
		2008	*2009*	*2008*	*2009*	
		%	%	%	%	
Incorporated in the British Virgin Islands:						
Anber Investments Limited	1 share of US$1 each	—	—	100	100	Investment holding
Hopewell (Huadu) Estate Investment Company Limited	1 share of US$1 each	100	100	—	—	Investment holding
Hopewell Wind Power Limited	1 share of US$1 each	—	—	—	100	Investment holding
Procelain Properties Ltd. (i)	1 share of US$1 each	—	—	100	100	Property investment
Singway (B.V.I.) Company Limited (i)	1 share of US$1 each	—	—	100	100	Property investment
Yeeko Investment Limited	1 share of US$1 each	—	—	100	100	Investment holding
Incorporated in the Cayman Islands:						
Delta Roads Limited (i)	46,422 shares of HK$10 each	—	—	100	100	Investment holding
Hopewell Highway Infrastructure Limited (iii)	2,961,690,283 shares of HK$0.1 each	0.29	—	72.72	70.27	Investment holding

Notes:

(i) Operating principally in Hong Kong

(ii) Operating principally in the PRC

(iii) Hopewell Highway Infrastructure Limited, a company listed on the Hong Kong Stock Exchange, is operating in Hong Kong and the PRC through its subsidiaries and jointly controlled entities.

The non-voting deferred shares carry practically no rights to dividends nor to receive notice of nor to attend or vote at any general meeting of the relevant companies nor to participate in any distribution on winding up.

Particulars of the subsidiaries, including those subsidiaries not listed above, will be annexed to the next annual return of the Company to be filed with The Registrar of Companies in accordance with the Hong Kong Companies Ordinance.

48. PRINCIPAL ASSOCIATES

Particulars regarding the principal associates at 30 June 2009 and 2008, which is incorporated and operating in Hong Kong, are as follows:

Name of company	***Proportion of nominal value of issued capital held by the Group*** %	***Principal activities***
Granlai Company Limited	46	Property investment
HCNH Insurance Brokers Limited	25	Insurance brokerage

The directors are of the opinion that a complete list of all the associates will be of excessive length. Particulars of the associates, including those associates not listed above, will be annexed to the next annual return of the Company to be filed with The Registrar of Companies in accordance with the Hong Kong Companies Ordinance.

49. APPROVAL OF FINANCIAL STATEMENTS

The financial statements on pages 87 to 158 were approved and authorised for issue by the Board of Directors on 26 August 2009.

LIST OF MAJOR PROPERTIES

A. COMPLETED INVESTMENT PROPERTIES AND HOTEL PROPERTY (UNLESS OTHERWISE SPECIFIED, THESE PROPERTIES ARE HELD UNDER MEDIUM TERM LEASES):

Property	*Location*	*Use*	*Site area (sq.m.)*	*Gross floor area (sq.m.)*	*Group's interest (%)*
Hongkong International Trade & Exhibition Centre	1 Trademart Drive. Kowloon Bay, Kowloon	Conference, exhibition, restaurant, office, commercial and carparks	22,280	161,575*	100
Hopewell Centre (Long-term lease)	183 Queen's Road East, Wanchai, Hong Kong	Commercial, office and carparks	5,207	78,102*	100
GardenEast	222 Queen's Road East, Wanchai, Hong Kong	Residential and commercial use	1,082	8,965	100
QRE Plaza	202 Queen's Road East, Wanchai, Hong Kong	Commercial use	464	7,154	100
Panda Hotel					
— Hotel property	3 Tsuen Wah Street, Tsuen Wan, New Territories	Hotel operation		47,167	100
— Shopping arcade & carparks		Commercial and carparks		24,595*	100
			5,750	71,762	
Four commercial units, one restaurant and 80 carparking spaces at Wu Chung House	G/F–5/F, 213 Queen's Road East, Hong Kong	Commercial and carparks	N/A	1,642*	100

* Excluding carparking spaces.

B. PROPERTIES AND STOCK OF PROPERTIES UNDER DEVELOPMENT:

Property/land	*Location*	*Use*	*Stage of completion*	*Site area (sq.m.)*	*Gross floor area[(i)] (sq.m.)*	*Group's interest (%)*
Hopewell Centre II	Ship Street, Kennedy Road, Hau Fung Lane, Wanchai, Hong Kong	Hotel complex with recreation, shopping, restaurant and other commercial facilities (Development at planning stage)	Under planning stage	5,835.8[(ii)]	101,600[(iii)]	100
12 Broadwood Road	12 Broadwood Road, Happy Valley, Hong Kong	Residential use (Planned to be completed in 2nd quarter of 2010)	Superstructure works in progress	2,116	11,000	100
Hopewell New Town	Huadu district, Guangzhou, China	Residential, commercial, logistic and social facilities				95
		— Initial Phase	Completed	N/A	35,264	
		— Remaining Phases	Under planning stage	610,200[(iv)]	1,539,229[(iv)]	
Lee Tung Street Project	Lee Tung Street/ McGregor Street, Wanchai, Hong Kong	Residential, commercial, and other facilities	Under planning stage	8,220	77,584	50

Notes:

(i) Approximate gross floor area under present planning.

(ii) Total development site area of the land required for the property development is about 9,840 sq.m. of which a total of 5,835.8 sq.m. are held by the Group and the remaining will be acquired by the Group mainly by way of land exchange with the government at a premium yet to be finalised.

(iii) The Group announced in November 2008 to reduce the gross floor area from the original plan of 164,091 m^2 (as per the Town Planning Board Approval obtained in 1994) to about 101,600 m^2.

(iv) These site area and gross floor area are based on land use rights certificates obtained and the latest master layout plan approved by the relevant government authority.



HOPEWELL HOLDINGS LIMITED
ANNUAL REPORT 2009
合和實業有限公司二零零九年年報

Stock Code 股份代號：54

勾劃未來

鞏固現有根基・建設未來

合和實業有限公司建基香港，於一九七二年在香港聯合交易所上市 (股份代號：54)。多年來，集團的物業及基建兩項核心業務在香港及珠江三角洲建立了穩固的根基。集團憑藉其遠見及創新項目備受表揚，並一直採取長遠的商業策略，務求能適時把握潛力優厚的商機。

植根灣仔的合和實業，自六十年代末期開始已積極參與區內的重建及活化，見證了灣仔蛻變成為一個主要商業中心。展望將來，我們現有及新發展的項目將組成一個能充分利用灣仔優勢的強健物業組合，同時在這個繁盛社區的未來發展藍圖中扮演重要角色。




GardenEast
胡忠大廈
QRE Plaza
合和中心
莊士敦道 Johnston Road
利東街 Lee Tung Street
大王東街 Tai Wong St E.
皇后大道東 Queen's Road East
堅尼地道 Kennedy Road
船街 Ship Street
麥加力歌街 McGregor Street
修頓遊樂場 Southorn Playground
胡忠大廈 Wu Chung House
合和中心 Hopewell Centre
合和中心二期 Hopewell Centre II
QRE Plaza
GardenEast
QRE Plaza
胡忠大廈
SHOPPING ARCADE
OFFICES

目錄

財務摘要

營業額(港幣百萬元)


5,000
4,000
3,000
2,000
1,000
4,935
3,720
214
1,001
2,920
1,717
288
915
3,090
2,007
115
968
2007
2008
2009
集團應佔共同控制個體之營業額
庫務收入
集團營業額

除利息及税項前溢利(港幣百萬元)


3,000
2,500
2,000
1,500
1,000
500
2,703
1,442
1,261
1,894
796
1,098
1,899
837
1,062
2007
2008
2009
其他分部
基建分部

股權持有人應佔溢利(港幣百萬元)


6,000
5,000
4,000
3,000
2,000
1,000
2,643
5,979
1,681
2007
2008
2009

股東權益回報率*


30%
25%
20%
15%
10%
13.0%
25.0%
7.8%
2007
2008
2009
股東權益回報率

* 根據未計入物業重估盈利及相關遞延税項之淨溢利計算

每股資產淨值對比每股市場價值(港幣)


35
30
25
20
15
31.9
27.7
24.3
21.2
25.8
22.1
2007
2008
2009
每股市場淨值
每股資產淨值

五年財務概要

綜合業績 （港幣百萬元）	2005 （重列）	2006 （重列）	2007 （重列）	2008 （重列）	2009
	截至六月三十日止年度				
營業額	634	823	1,001	915	968
除稅前溢利	2,329	2,685	3,154	6,868	2,219
稅項	(74)	(68)	(112)	(339)	(221)
未計少數股東權益前溢利	2,255	2,617	3,042	6,529	1,998
少數股東權益	(340)	(356)	(399)	(550)	(317)
股權持有人應佔溢利	**1,915**	**2,261**	**2,643**	**5,979**	**1,681**

綜合資產負債表 （港幣百萬元）	2005 （重列）	2006 （重列）	2007 （重列）	2008 （重列）	2009
	結算至六月三十日				
投資物業	6,116	6,537	6,870	8,031	9,240
物業、機械及設備	441	459	449	480	570
預付土地租賃款項	791	973	983	969	909
發展中之物業	201	232	336	443	382
共同控制個體權益	6,371	6,803	6,964	5,561	6,705
長期貸款及應收款項	1,216	1,039	283	55	25
契約廢止／已抵押之存款	94	–	–	–	–
其他非流動資產	33	310	379	89	63
流動資產	4,233	4,884	7,959	12,357	5,888
總資產	**19,496**	**21,237**	**24,223**	**27,985**	**23,782**
非流動負債	(811)	(743)	(816)	(1,021)	(1,221)
流動負債	(905)	(545)	(1,314)	(681)	(574)
總負債	**(1,716)**	**(1,288)**	**(2,130)**	**(1,702)**	**(1,795)**
一附屬公司以股份為基礎之補償儲備金	–	–	(2)	(4)	(3)
少數股東權益	(2,430)	(2,823)	(3,021)	(3,232)	(2,601)
股東權益	**15,350**	**17,126**	**19,070**	**23,047**	**19,383**

每股值	2005 （重列）	2006 （重列）	2007 （重列）	2008 （重列）	2009
每股基本溢利（港仙）	214	252	294	666	**190**
每股股息（港仙）	80	84	155	260	**472**
中期	12	36	38	55	**40**
末期	38	48	82	40	**58**
特別	30	–	35	165	**374#**
每股資產淨值（港幣）	17.1	19.1	21.2	25.8	**22.1**

 # 包括非慣常特別中期股息330港仙及以實物方式分派合和公路基建股份之股息43.7港仙。

財務比率	2005 （重列）	2006 （重列）	2007 （重列）	2008 （重列）	2009
淨債務對比股東權益	不適用	不適用	不適用	不適用	**不適用**
股東權益回報率	11.0%	11.2%	13.0%	25.0%	**7.8%**
股息派發比率	43%	39%	57%	40%	**57%Δ**

Δ 不包括非慣常特別中期股息330港仙及以實物方式分派合和公路基建股份之股息43.7港仙。

“公司相信其於珠三角地區之策略性高速公路網絡及其物業投資組合長遠而言可為公司股東帶來持續之收益及理想回報。”



本人欣然向股東宣佈，合和實業有限公司及其附屬公司(「集團」)於截至二零零九年六月三十日止財政年度錄得理想之業績。集團本年度之營業額較去年增長6%至港幣30.90億元，而除利息及稅項前溢利輕微增加至港幣18.99億元。由於年內並無重大非經常性特殊收益，股權持有人應佔溢利由去年港幣59.79億元(經重列及當中包括特殊收益港幣47.91億元)下降72%至港幣16.81億元。每股基本溢利為港幣1.90元，較去年每股港幣6.66元下降71%。

末期股息

董事會建議就截至二零零九年六月三十日止年度派發末期股息每股港幣58仙，連同已派發之中期股息每股港幣40仙及非慣常特別中期股息每股港幣330仙，本年度現金股息總額為港幣428仙，較去年港幣260仙(包括總額每股港幣165仙之特別股息)上升65%。

本年度公司亦已派付非現金特別中期股息，該股息以實物方式分派合和公路基建有限公司(「合和公路基建」)股份。合

資格之股東每持有完整10股公司之普通股股份便收到1股合和公路基建普通股股份（「合和公路基建股份」）。合資格股東獲分派之合和公路基建普通股股份總數為88,027,402股。按合和公路基建股份於二零零九年三月三十一日（分派合和公路基建股份之日）於香港聯合交易所有限公司（「聯交所」）買賣之收市價計算，所分派予合資格股東之合和公路基建股份之總市值約為港幣3.85億元，即代表每股公司股份分派約港幣43.7仙。

本年度之股息總額包括每股港幣428仙之現金股息及以實物方式分派合和公路基建股份之非現金特別中期股息。若剔除每股港幣330仙之非慣常特別中期股息及以實物方式分派股份之非現金特別中期股息，則本年度總派息佔淨溢利（未計物業重估盈利之影響）之57%。

待股東於二零零九年十月十三日舉行之應屆股東週年大會批准後，建議之末期股息將於二零零九年十月十四日或前後派發予於二零零九年十月十三日營業時間結束時已登記之股東。

暫停辦理股份過戶登記

公司將於二零零九年十月七日（星期三）至二零零九年十月十三日（星期二），包括首尾兩天在內，暫停辦理公司股份過戶登記手續。為確保獲派發建議之末期股息，所有股份過戶文件連同有關股票，最遲須於二零零九年十月六日（星期二）下午四時三十分前送達公司之股份登記處 — 香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

業務回顧

於回顧年度內，源自美國在二零零七年爆發的金融海嘯繼續影響全球經濟，導致全球股票市場於二零零八年九月遭受重挫，並於二零零九年上半年引發全球性信貸危機。中華人民共和國（「中國」）及香港的經濟亦無可避免地受到影響。然而，中國中央政府採取了一系列措施以應對金融危機，包括積極的財政政策、適度寬鬆的貨幣政策，以及總值達人民幣4萬億元的刺激經濟措施。該等措施已初見成效。

珠江三角洲(「珠三角」)地區經濟增長放緩，二零零八年國內生產總值按年之增長率約為10%。隨著《內地與香港關於建立更緊密經貿關係的安排》(「CEPA」)下自由貿易措施的進一步深化，香港及珠三角地區經濟一體化的速度持續加快。受惠於此，香港經濟增長依然強勁，消費需求旺盛。

物業 — 出租

本年度，集團投資物業之表現維持強健，出租率及租金均維持於高水平。儘管市值租金於財政年度的最後一個季度曾輕微下調，惟集團於香港之出租物業業務總收入仍較去年增長14%。集團旗艦物業「合和中心」之平均出租率維持約93%之高水平。集團並已收購胡忠大廈之若干商鋪，進一步擴大集團於區內的物業組合。年內，GardenEast之竣工不僅帶來額外租金收入，亦與集團於灣仔區零售物業之投資組合產生協同效應。於九龍方面，國際展貿中心(「展貿中心」)之整體出租率上升，帶動本年度租金收入較去年上升18%。

年內，集團之酒店業務受全球金融危機、人類豬流感，以及中國禁止旅行社提供低於成本價的旅行團的新政策所影響最大。悅來酒店本年度之平均入住率輕微下跌至80%。由於宴會業務錄得29%之顯著增長，抵銷了部份上述不利影響，本年度悅來酒店之總收入輕微下降3%。

物業 — 發展

合和中心二期：合和中心二期項目之最初計劃獲正式批准已有十五年。經過數次諮詢及內部檢討，公司於二零零八年十一月宣佈修訂計劃。修訂計劃於經濟發展及環境保護之間取得平衡，樓層數目、總樓面面積及酒店房間數目均作大幅縮減，綠化公園之面積及道路改善工程之規模則維持不變，充分體現公司對將灣仔建設成為可持續發展及現代化商業區之承擔。

該項目將產生豐厚的經濟效益。項目成本約為港幣50億元，將促進灣仔之重建活化，並於建設期間及完工後創造逾4,000個不同性質的職位。公司一直致力發展本項目，並將以於二零一六年竣工為目標，繼續推動項目。

利東街項目：集團與信和置業有限公司（「信和」）成立之合營企業成功投得市區重建局（「市建局」）推出的香港市區重建計劃下的利東街及麥加力歌街重建項目（統稱為「利東街項目」）。項目主要是在與灣仔港鐵站以隧道連接的優質地段上興建高尚住宅樓宇，預期於二零零九年底開始動工。

合和中心二期及利東街項目亦預期將為公司位於灣仔之現有物業（包括合和中心、QRE Plaza及GardenEast）帶來協同效應。

花都合和新城：自二零零八之衰退後，包括廣州在內之中國住宅物業市場已顯著復甦。受惠於內地銀行針對首次置業買家較寬鬆之按揭貸款政策及整體經濟環境之改善，內地住宅物業市場情緒維持正面。花都合和新城之住宅單位定於二零零九年第四季推出銷售，其前景備受看好。

樂活道12號：位於跑馬地樂活道12號之豪華住宅物業發展項目之上蓋工程進展較原定時間理想，目前計劃將於二零一零年第二季度完成。

基建業務

收費公路業務方面，本年度除利息及税項前溢利較去年增加8%，股東應佔溢利則減少47%，主要是由於去年業績計入出售集團於廣州東南西環高速公路（「東南西環高速公路」）之權益所產生之非經常性收益及人民幣升值之匯兑收益所致。年內，集團宣佈待獲得中國有關當局批准，有關珠江三角洲西岸幹道第 II 期及第 III 期（分別為「西綫 II 期」及「西綫 III 期」）之估計總投資額將增加至人民幣128億元，而合和公路基建就註冊資本之出資額將合共增加約人民幣8.12億元。西綫 II 期之工程目前進展順利，計劃將於二零一零年六月底前建成通車。集團已就西綫 III 期提出立項申請。視乎審批之進度，集團目前計劃於二零一零年開始興建西綫 III 期，約三至四年後竣工。

隨著廣東汽車擁有量的持續增長，廣州—深圳高速公路(「廣深高速公路」)第一類小車之車流量及路費收入上升至廣深高速公路開通以來之歷史高位。儘管廣東的出口行業於二零零八年第四季度受沉重打擊；有跡象顯示廣深高速公路第四類及第五類商用車輛之車流量及路費收入已在二零零九年第一季的底位回穩。

位於廣東省河源市的超超臨界燃煤電廠項目(「河源電廠」)的第一台機組已於二零零九年一月開始商業營運，該機組於二零零九年上半年的總發電量為1,134千兆瓦時。第二台機組亦已於二零零九年八月開始營運。預期該項目將會為廣東省提供更潔淨的能源，同時亦能為集團帶來理想的收益。

為貫徹履行企業社會責任，集團已就其物業實行多項環保措施，並於年內取得理想效果，當中包括於集團主要物業內安裝水冷式製冷機後顯著節省能源。二零零九年三月，合和中心在香港政府機電工程署推行的香港建築物能源效益註冊計劃中獲確認為具備「*良好能源表現*」。

於結算日，集團並無未償還之企業貸款，現金結餘約為港幣53億元(集團(合和公路基建子公司群除外)：港幣25億元；合和公路基建子公司群：港幣28億元)，而可用之銀行貸款額度則為港幣170億元(集團(合和公路基建子公司群除外)：港幣134億元；合和公路基建子公司群：港幣36億元)。穩健的財務狀況令我們能更好地把握未來之投資良機。

展望

在二零零八年的最後數月，全球經濟遭遇自第二次世界大戰以來最嚴重之衰退。由於主要國家的政府均採取強力的應對措施，目前全球各地經濟均已出現回穩跡象。中國之經濟增長率在發展中國家中仍保持於高水平。此外，為改革經濟結構及維持國家經濟增長，中國政府迅速採取應對措施並實施積極的刺激方案，長遠而言，這將有助確保經濟的持續發展。

集團物業業務之增長是以提升配套設施及發展新項目以擴大物業組合為基礎。除樂活道12號之豪華住宅租賃物業發展項目已計劃將於二零一零年第二季完成外，合和中心二期項目及利東街項目皆讓集團得以從灣仔的活化工程中受惠。在合和中心二期項目完成後，集團之物業及酒店業務將會顯著擴展。

當西綫II期竣工後，集團投資之收費高速公路總長度將增加約三分之一，從而進一步提升基建業務之經常性收益基礎。現計劃西綫II期可於首個營運年度達致現金流收支平衡。香港與廣東的進一步融合將會令跨境車流量上升，從而增加公路系統的潛在使用者。

電力業務方面，河源電廠第二台機組已於二零零九年八月開始營運。於全面營運後，河源電廠預期將可為集團帶來理想之回報。鑒於市場對潔淨可再生電力之需求持續強勁，集團亦正積極自行開發大型風力發電機。公司相信電力行業將繼續受惠於穩定增長中的整體中國電力需求。

隨著廣州及毗鄰的佛山市公佈推出一系列同城化之協議及CEPA項下更多的自由貿易措施，珠三角地區、香港及澳門之經濟一體化步伐將繼續加快。這勢將促進珠三角地區及香港之經濟發展，而集團專注於此等地區內之投資將因而受惠。公司相信其於珠三角地區之策略性高速公路網絡及其物業投資組合長遠而言可為公司股東帶來持續之收益及理想回報。

董事變更

梁國基工程師已獲公司委任為非執行董事，自二零零九年七月一日起生效。彼已於同日辭任合和公路基建董事會之職務。

鳴謝

本人希望借此機會感謝我們之股東、客戶、供應商及業務夥伴的不斷支持及貢獻。本人亦對各董事、管理層及全體員工之忠誠、對集團之支持及努力不懈衷心致謝。各位所付出之努力對集團過往一年之卓越成績，以及日後之發展貢獻良多。

胡應湘爵士GBS, KCMG, FICE

主席

香港，二零零九年八月二十六日

董事簡介



執行董事

胡應湘爵士 *GBS, KCMG, FICE*

73歲，為本公司董事會主席。彼亦為本公司之上市附屬公司 — 合和公路基建之主席及本公司多間附屬公司之董事。

彼於一九五八年畢業於普林斯頓大學，獲土木工程學士學位。彼為本公司創辦人之一，未任主席前曾於一九七二年至二零零一年十二月任董事總經理一職。曾負責本公司在中國及東南亞的基建項目及參與設計及建造集團在香港、中國及海外之多項物業發展項目，包括沙角B發電廠，並獲得英國建築工業獎及創下於二十二個月內竣工的世界紀錄。彼為本公司非執行董事胡爵士夫人郭秀萍太平紳士之丈夫及聯席董事總經理胡文新先生之父親。

彼甚活躍於公務活動及社區服務，彼之公務及社區職銜包括：

中國	
副主任	中國人民政治協商會議 — 港澳台僑委員會
理事	中國聯合國協會
顧問	國家開發銀行

香港	
副會長	香港地產建設商會
贊助人	香港物流協會
名譽副會長	香港足球總會有限公司

胡爵士榮獲香港理工大學、英國University of Strathclyde及英國愛丁堡大學、香港嶺南大學及香港城市大學頒授榮譽博士學位。彼為英國土木工程師學會、香港運輸物流學會及香港工程科學院資深會員及澳洲會計師公會名譽會員。亦被委任為克羅地亞共和國於香港特別行政區的名譽領事。獲頒授之其他獎項包括：

榮譽市民

- 美國新奧爾良市
- 中國廣州市
- 中國佛山市
- 中國深圳市
- 中國順德區
- 中國南海區
- 中國花都區
- 菲律賓奎松省

獎項及榮譽	獲獎年份
• 獲比利時國王HM Albert II頒授Officer de L'Ordre de la Couronne勳章	2007
• 獲克羅地亞共和國The Order of Croatian Danica with figure of Blaz Lorkovic勳章	2007
• 獲香港特別行政區政府頒授金紫荊星章	2004
• 獲星島報業集團選為2003年傑出領袖（商業／金融）	2004
• 獲Asian Freight & Supply Chain Awards選為Personality of the Year 2003	2003
• 獲英女皇頒授聖米迦勒及聖喬治爵級司令勳章	1997
• 獲美國Independent Energy選為Industry All-Star	1996
• 獲美國George Washington University選為傑出國際行政總裁	1996
• 獲商業周刊選為「最佳企業家」之一	1994
• 獲美國 International Road Federation 選為年度傑出人士	1994
• 獲南華早報及敦豪選為年度傑出商業家	1991
• 獲香港亞洲經濟週刊選為傑出「亞洲公司領袖」	1991
• 獲比利時國王頒授Chevalier de L'Ordre de la Couronne勳章	1985



何炳章先生

76歲，彼自二零零二年一月起出任本公司董事總經理及自二零零三年八月起出任本公司副主席。彼現為本公司薪酬委員會主席、合和公路基建副主席及本公司多間附屬公司之董事。自本公司於一九七二年在聯交所上市時便出任董事副總經理。彼在物業發展及大型基建策略發展項目的實施方面具豐富經驗，曾參與發展本公司在中國內地所有項目，包括公路、酒店及發電廠項目。彼亦為合信保險及再保險顧問有限公司（一間本集團擁有少數權益之公司）之董事及50%股權之實益擁有人。彼為中國廣州市、佛山市、深圳市及順德區之榮譽市民。彼為本公司執行董事何榮春先生之父親。



胡文新先生

36歲，彼自二零零一年六月及二零零二年一月起先後出任本公司執行董事及營運總裁。彼於二零零三年八月獲委任為本公司董事副總經理及於二零零七年七月晉升為本公司之聯席董事總經理。彼亦出任合和公路基建董事總經理及本公司多間附屬公司之董事。彼負責管理本公司之整體運作。

胡先生於一九九九年加盟本公司，出任執行委員會經理，並曾於二零零零年三月晉升為集團總監。彼負責評估本公司運作及表現，檢討和編訂本公司整體策略運作及致力提升其財務和管理會計系統。彼持有史丹福大學頒授之工商管理碩士學位及普林斯頓大學頒授之機械及航天工程科學學士學位。

於二零零六年，世界經濟論壇選出胡先生為「全球青年領袖」。彼為中國人民政治協商會議花都區委員會委員及常委，並為中國廣州市之榮譽市民。胡先生亦為證券及期貨事務監察委員會諮詢委員會委員、香港特別行政區政府中央政策組泛珠江三角洲專責小組成員、香港貿易發展局中國貿易諮詢委員會成員、香港特別行政區政府推動使用電動車輛督導委員會成員、香港理工大學校董會成員、香港科技大學顧問委員會成員、香港上市公司商會副主席、香港公益金及香港體育學院有限公司董事會成員、青年會計師發展交流協會榮譽顧問、澳門房地產聯合商會榮譽會長、澳門花都同鄉會榮譽會長、中國冰球協會特邀副主席、澳門冰上運動總會榮譽會長、香港業餘冰球會有限公司及香港冰球訓練學校有限公司主席及Melco Crown Entertainment Limited之獨立董事。

胡先生乃董事會主席胡應湘爵士及本公司非執行董事胡爵士夫人郭秀萍女士之兒子。



郭展禮先生

57歲，彼於二零零二年一月獲委任為本公司董事副總經理，現亦出任本公司多間附屬公司之董事。彼為執業律師。早年曾擔任本公司多個主要項目之顧問，包括廣深珠高速公路、沙角B和C電廠等。其後，轉任香港銀行公會秘書、機場管理局法務總監及法國巴黎百富勤集團法律兼監察部董事。



嚴文俊先生

62歲，自一九八零年起出任為本公司執行董事。彼現出任本公司多間附屬公司之董事及新加坡上市公司Uni-Asia Finance Corporation之非執行董事。彼持有美國賓夕凡尼亞大學Wharton Graduate Business School頒授之工商管理碩士學位。



楊鑑賢先生

58歲，於二零零二年十一月獲委任為本公司執行董事，現亦出任本公司多間附屬公司之董事。彼為一位富有經驗之建築師，主要負責監督物業發展及建造工程之職務。彼未加盟本公司前，於一九八六年至一九九八年期間，出任雲麥郭楊有限公司之董事及為本公司多項發展及建築工程擔任顧問。彼持有香港大學頒授之建築學士學位，為註冊建築師、認可人士、香港建築師學會會員及多個專業學會之會員。



雷有基先生

64歲，彼於一九九七年獲委任為本公司執行董事，現亦出任本公司若干附屬公司之董事。彼曾任Hopewell (Thailand) Limited之董事，自一九九零年起，參與本公司在泰國之曼谷高架公路及鐵路系統項目。彼為香港首屈一指之室內設計及裝修承建公司德基有限公司之創辦董事。



何榮春先生

40歲，彼自二零零三年八月起獲委任為本公司執行董事及亦出任本公司若干附屬公司之董事。彼於一九九四年加盟本公司，並曾於本公司旗下九龍灣國際展貿中心出任多個管理職位，包括市場推廣兼營業總監及副總經理。彼目前正參與電廠之業務。 彼持有美國加州州立大學頒授之文學士學位。彼為本公司副主席及董事總經理何炳章先生之兒子。



莫仲達先生

51歲，彼於二零零五年八月獲委任為本公司及合和公路基建之執行董事。彼負責監督公司之財務及投資者關係之職務。彼持有英國厘丁大學頒授之經濟及會計學位。彼在企業融資及項目貸款方面具豐富經驗，曾出任中銀國際融資有限公司之行政總裁。



王永霖先生

52歲，彼於二零零七年一月獲委任為本公司執行董事。彼持有英國Aberdeen University頒授之土地經濟學士學位，並為一位註冊專業測量師。彼於物業及土地方面累積逾二十年經驗。彼自二零零五年五月起出任本公司助理董事。彼主要負責銷售及租賃物業，亦為本公司若干附屬公司之董事。在加入本公司前，彼曾任一間國際物業顧問公司「第一太平戴維斯(香港)有限公司」之董事。

非執行董事

李憲武先生

81歲，彼自本公司於一九七二年上市時加盟本公司，現任本公司非執行董事及顧問。彼於二零零一年十二月辭退本公司行政職務之前，曾負責本公司之房地產發展及物業租售。彼過往致力從事香港地產業務，現為中國佛山市及順德區之榮譽市民。

胡爵士夫人郭秀萍太平紳士

60歲，彼為本公司非執行董事，於一九九一年八月加盟董事會。彼為多個社會組織之委員會及董事會成員，包括亞洲文化協會(香港分會)、亞洲協會和香港紅十字會。彼為董事會主席胡應湘爵士之妻子及本公司聯席董事總經理胡文新先生之母親。

李嘉士先生

49歲，彼於二零零一年三月獲委任為本公司獨立非執行董事，其職銜於二零零四年九月六日被重訂為非執行董事。彼持有香港大學頒授之法律學士學位。彼為執業律師及胡關李羅律師行之合夥人，該律師行向本公司提供專業服務及收取正常報酬。彼亦出任另外七間於聯交所上市之公眾公司之非執行董事，分別為：中國製藥集團有限公司、港通控股有限公司、渝港國際有限公司、渝太地產集團有限公司、安全貨倉有限公司、大福證券集團有限公司及添利工業國際(集團)有限公司。彼亦同時出任合景泰富地產控股有限

公司及中國平安保險(集團)股份有限公司,兩間於聯交所上市之公眾公司,之獨立非執行董事。彼亦為聯交所上市委員會之副主席。

梁國基工程師

50歲,彼自二零零九年七月一日出任本公司之非執行董事。彼於一九九三年加入本公司之一間附屬公司。於二零零三年轉職合和公路基建前,彼乃負責本公司各項目之建築、工程規劃及設計之職務達十年之久。彼乃一位富有經驗之工程師,對滑模及爬模技術有資深設計、實踐和應用經驗。在加盟本公司前,曾於Ove Arup & Partners工作,在歐洲、非洲及亞洲之公路、大橋、高層樓宇、大型堤壩及隧道結構方面取得豐富設計及施工經驗。彼畢業於倫敦大學帝國學院,獲頒地震工程及結構動力學理碩士(優等級)學位。彼亦榮獲Council for National Academic Awards頒授之土木工程理學士(一級榮譽)學位,並獲英國土木工程師學會頒授「獎狀」為全年優秀畢業生。彼於二零零四年更考獲中華人民共和國一級註冊結構工程師資格。彼身為數個專業工程師學會之理事,曾於二零零六至二零零七年度擔任英國公路及運輸學會香港分會主席。自二零零三年至二零零九年,彼曾出任合和公路基建之執行董事,負責合和公路基建各項目之規劃、設計、工程及建造。

獨立非執行董事

胡文佳先生

52歲,彼為本公司獨立非執行董事,於一九八七年加盟董事會,現亦為本公司審計委員會成員。彼持有美國 Purdue 大學頒授之工業工程學學士學位。彼亦任利威集團及高清視像製作有限公司之董事總經理。

陸勵荃女士

71歲,彼為本公司獨立非執行董事,於一九九一年八月加盟董事會,現亦為本公司審計委員會及薪酬委員會成員。彼畢業於柏克萊加州大學,從事證券及投資行業逾三十年。彼曾為美國添惠證券投資(香港)有限公司之榮譽退休董事總經理及美國摩根士丹利之高級副總裁。

藍利益先生

62歲,彼於二零零四年九月獲委任為本公司獨立非執行董事。彼亦出任合和公路基建獨立非執行董事,並為本公司及合和公路基建審計委員會主席及薪酬委員會成員。彼於一九七七年獲美國卡內基美倫大學頒授管理學證書,於銀行、投資及金融業方面擁有逾三十年經驗。彼由一九九零年至二零零一年期間曾任廖創興銀行執行董事。在此之前,彼曾任花旗銀行、Mellon Bank及美國運通銀行之副總裁。彼於二零零四年至二零零八年期間獲委任為香港存款保障委員會委員,並於二零零六年至二零零八年期間出任為投資委員會主席。





建設未來

精心策劃的商業、酒店及住宅物業項目，不僅滿足當前需要，更顧及對未來的渴求。

物業


the East
Queen's Road East
www.theeast.com.hk

集團出租物業之投資組合包括：

營運中之出租物業

物業	座落地點	用途	大約總樓面面積（平方呎）
合和中心	港島灣仔	商業及零售	840,000
展貿中心	九龍九龍灣	會議、展覽及商業	839,000
EMax	九龍九龍灣	商業及零售	900,000
悅來坊	新界荃灣	零售	221,000
QRE Plaza	港島灣仔	商業	77,000
GardenEast	港島灣仔	住宅及商業	96,500

發展中之出租物業

物業	座落地點	用途	大約總樓面面積（平方呎）
樂活道12號	港島跑馬地	住宅	113,900

商業物業之出租率

平均出租率	二零零八財政年度	二零零九財政年度	%變動
合和中心	94%	93%	–1%
展貿中心寫字樓	92%	91%	–1%
EMax	79%	91%	+12%
悅來坊	83%	84%	+1%
QRE Plaza	21%	62%	+41%

於香港出租物業除利息及稅前溢利(港幣百萬元)


展貿中心
合和中心
其他
350
300
250
200
150
100
50
0
2007
2008
2009
204
34
26
144
254
40
30
184
340
47
81
212

合和中心及展貿中心平均出租率(%)


展貿中心
合和中心
100%
80%
60%
40%
20%
0%
2007
2008
2009
64%
94%
92%
94%
91%
93%

「The East」

「The East」是特別為灣仔一個飲食消閒集中地所創立的品牌。於二零零七年十二月推出的「The East」，是由合和中心、QRE Plaza、胡忠大廈及GardenEast的眾多零售商舖所組成，總樓面面積約273,000平方呎，目前共有22間食肆及26間生活品味商店投入運營。在更協調之市場推廣及宣傳活動下，這個全新品牌正不斷強化，加上各組成大廈的零售商舖所產生的協同效應以及即將於灣仔進行的重建項目，預期租務表現將可進一步提升。

A. 出租物業

灣仔合和中心

合和中心為集團的旗艦出租物業，面積達840,000平方呎，其租金收入較去年增長19%，本年度平均出租率為93%。儘管金融市場波動，惟本年度穩定的出租率及租金水平的提升，為物業的租金表現帶來支持。集團致力為合和中心的租戶及零售客戶提供優質的環境及設施，在完成辦公室樓層的優化工程後，現正分階段翻新電梯大堂及停車場。停車場第一階段的翻新工程已於二零零九年五月完工。集團亦已實施多項綠色環保措施，以提升物業設施，同時促進節能及環保。此等持續的改進工程已成功吸引更多專業及跨國公司將其辦公室設立於合和中心。在「The East」的品牌效應下，合和中心的零售物業已成功吸引更多優質飲食營運商的加盟，並為租戶及大廈訪客提供更多種類的用膳選擇。

灣仔QRE Plaza

QRE Plaza為「The East」的主要組成部份之一，樓高25層，並設有一條與合和中心及胡忠大廈連接的行人天橋。由於設計獨特，再加上「The East」品牌推廣效應，該物業取得了良好的租賃反應。於二零零九年二月，城市規劃委員會同意將QRE Plaza的地段更改劃作「商業」用途，為該物業的全面營運作好準備。這進一步鞏固了此面積達77,000平方呎之商業大廈作為零售商及用膳者的一站式飲食消閒中心的地位。於二零零九年六月三十日，QRE Plaza的出租率為79%，另外9%的總樓面面積亦正積極進行租務磋商。截至二零零九年八月中旬，出租率已達83%。



灣仔GardenEast

此新落成的28層高物業，面積達96,500平方呎，提供216個優質服務式住宅單位，並於平台樓層設有3個零售商舖。該物業的入伙紙已於二零零八年九月發出。此發展項目將持作長線投資。該物業位於灣仔商業區之中心地帶，交通便利，居住環境優良且充滿時尚氣息，旨在吸納來自國外及年輕專業人士之優厚市場。此項目已於二零零九年二月開始營運，其商舖及住宅單位的市場推廣經已取得令人鼓舞的成效。該物業零售部份的第二層樓面已出租予一間高格調的西式餐廳。預期新增的零售部份將為「The East」注入新的動力。於二零零九年六月三十日，約60%的服務式住宅單位已經租出。市場對優質服務式住宅單位的需求仍然強勁。於二零零九年八月中旬，約82%的住宅單位已經租出，另外3%的單位亦正進行積極的磋商。



灣仔胡忠大廈

於回顧年度收購胡忠大廈內的若干零售商舖後，集團的物業投資組合得到進一步的加強。該等物業的總樓面面積為17,670平方呎，全部出租予多家知名的零售商，加強了集團的租金收益。

九龍灣香港國際展貿中心（「展貿中心」）

展貿中心為商業及零售綜合項目，包括寫字樓、會議／展覽場館以及名為「EMax」的商場，自二零零七年轉型為優質綜合物業後，為各類活動籌辦單位及零售商戶提供無可比擬的便利和商機。

於截至二零零九年六月三十日止年度，展貿中心的整體平均出租率創下91%的歷史新高，租金收入亦不斷增長。

EMax為設於展貿中心內佔地900,000平方呎之購物及娛樂中心，已成功吸引眾多不同種類的租戶進駐，提供飲食、寵物用品及服務、家居設計及傢俱、車展、保齡球、零售以及娛樂等多種服務。截至二零零九年六月三十日止年度，EMax之零售商舖平均出租率由去年的79%上升至91%。隨著一間專為遊客服務的百貨公司於二零零八年第四季開業，EMax的客流量大幅上升，加上一間經驗豐富的營運商將於二零零九年九月於十四樓開設一間佔用全層的新餐廳作為其旗艦店，預期EMax的訪客人數將進一步提高。





「匯星」為東九龍唯一一個大型多功能場館，其30,000平方呎無柱空間可容納多達3,600名觀眾，已完成首個營運年度。匯星於二零零九年七月舉行第一次電影首映禮，顯示出其承辦大型電影首映禮的能力，並獲得業界非常正面的評價，隨後電影首映禮的預訂紛至沓來。於首個營運年度結束後，匯星已成為演唱會、電影首映禮及宴會的熱門舉辦場所。匯星目前的預訂已達至二零一零年年底。匯星之業務為展貿中心會議及展覽場館收入之主要部份。整體之會議及展覽場館之收益與去年相比增加15%。

展貿中心之寫字樓部份面積達650,000平方呎，該物業第十三樓的部份樓面已由會所轉為用作寫字樓，以提高物業的整體收益。截至二零零九年六月三十日止年度，寫字樓部份的平均出租率為91%，而去年則為92%。

荃灣悅來坊商場

悅來坊商場位於悅來酒店低層及地庫，面積為221,000平方呎，可由荃灣及大窩口港鐵站步行前往，地理位置十分便利。自主要翻新工程於二零零五年下半年完成後，商場為零售商戶提供極佳商機。進取的出租策略及推廣活動吸引了各行各業的租戶，包括飲食、服飾、家居設計、生活消閒、教育及娛樂等行業。儘管面對區內其他商場的激烈競爭，於截至二零零九年六月三十日止年度，悅來坊商場的平均出租率仍達84%，年內租金收入較去年上升15%。集團推行持續的改善工程及優化商戶組合的計劃，促使商場成為荃灣的動感時尚地標。





B. 酒店及餐飲

荃灣悅來酒店

於回顧年度，由於酒店房間供應增加、全球金融危機、人類豬流感及中國實施旅遊業新政策禁止旅行社提供低於成本價的旅行團等，悅來酒店乃至整個香港旅遊業面臨嚴峻挑戰。

年內，房間平均入住率輕微下跌至80%，而平均房價亦較去年輕微下降。主要受新旅遊政策之影響，自二零零九年五月入住率維持於約50%之較低水平，房價仍然偏軟。全年房租總收入為港幣1.34億元，較去年下降6%。宴會業務顯著增長29%，抵銷了部份不利影響；酒店總收入為港幣2.04億元，與去年相比下降3%。酒店旅客以內地遊客為主，而短程旅客、商務住客及長期租客亦為酒店提供穩定之客源。

為維持悅來酒店於市場上之競爭力，集團採取靈活的定價策略並實施多種市場推廣計劃，以維持穩定的生意額。此外，悅來酒店將繼續嚴格控制開支及員工成本，同時加快進行持續之客房翻新及設施改善計劃以維持競爭力並迎接市場復甦。

儘管餐廳業務的市場有所萎縮，悅來餐飲之營業額仍保持穩定增長，年內餐飲總收入為港幣6,700萬元，與去年相比上升2%。



餐廳及餐飲服務

集團之餐廳及餐飲服務包括展貿中心之餐飲營運(「展貿中心餐飲」)、合和食品有限公司(「合和食品」)及德國食品(「德國食品」),年內整體生意額與去年基本持平。

展貿中心餐飲繼續取得穩定增長,收益與去年相比上升7.2%至港幣7,700萬元。本年度之增長主要來自EMax及匯星之人流增長及推出了一系列創新的推廣活動。

合和食品於合和中心經營「R66旋轉餐廳」(「旋轉66」),並於QRE Plaza開設「帝后殿京川滬菜館」。由於人類豬流感爆發及全球經濟放緩,訪港旅客有所減少,旋轉66年內之收入亦受到影響。儘管如此,作為香港唯一一家旋轉餐廳,旋轉66繼續廣受遊客及本地居民歡迎。位於QRE Plaza之特色中菜餐廳帝后殿京川滬菜館於二零零八年九月八日開業。自開業以來,吸引了鄰近的居民及上班一族。

德國食品本年之收入與去年相比下降10%至港幣9,000萬元。鑒於本地消費市場疲弱,德國食品已採取嚴格的成本控制措施,令利潤率錄得輕微上升。同時,德國食品亦已把握機會積極開發新產品及拓展新客戶群以迎接市場復甦。




帝后殿京川滬菜

C. 物業發展

灣仔合和中心二期

公司於二零零八年十一月修訂「合和中心二期」之發展計劃。經修訂之計劃於經濟發展及環境保護之間取得平衡，樓層數目將縮減至約55層，總樓面面積則減至約101,600平方米。建築物高度為海拔210米，低於鄰近之合和中心。合和中心二期將成為港島區首間會議酒店，設有約1,024間酒店房間。目前計劃總投資額約為港幣50億元，包括約港幣4億元的道路改善計劃、興建開放予公眾使用之綠化公園及大規模植樹計劃。道路改善計劃將有助解決該區之交通問題及提升行人安全。

繼於二零零九年一月獲取灣仔區議會支持後，該項目相關之道路改善工程已於二零零九年四月九日刊登憲報，政府亦隨即開始就該等刊憲工程收集書面意見，為期六十日，並已於二零零九年六月八日結束。公司將就綠化公園及保育南固臺成立兩個籌備委員會，委員會成員將會包括灣仔區代表及相關專業人士或專家。根據目前的計劃，合和中心二期將於二零一六年完成。公司將會繼續與不同持份者加強溝通，並按既定程序加快推動該項目。

灣仔利東街項目

於二零零九年六月，公司與信和成立之合營企業成功投得市建局灣仔利東街項目。合營企業由公司與信和各佔一半權益，此安排結合公司於灣仔長期的發展經驗，與及信和於住宅銷售的卓越成績及於市建局項目的經驗。

利東街／麥加力歌街地段這個具代表性的地標，不但深入民心，並極具歷史價值。利東街項目位處香港島黃金地段，並設有隧道連接灣仔港鐵站，預期可為該區帶來極為優越的交通網絡。



修頓遊樂場
Southern Playground
莊士敦道 Johnston Road
利東街 Lee Tung Street
皇后大道東 Queen's Road East
胡忠大廈
Wu Chung House
Hopewell Centre
Kennedy Road

該項目融合了重建、文物保育、活化及環保等元素，極具代表性及特色。

重建項目之地盤面積約88,500平方呎，完成後將提供約835,000平方呎之總樓面面積，其中約731,000平方呎計劃作住宅用途、86,000平方呎用作主題購物商場及18,000平方呎將移交予市建局。

根據目前的計劃，合營企業將就該項目投資約港幣83億元。建築工程計劃於二零零九年底前展開及於二零一五年竣工。於完工後，該項目將進一步加強公司租賃物業組合內商用部份之比例，並將提供逾1,000個最早將於二零一三年出售的優質住宅單位，以強化公司的物業收入基礎。預期該項目亦將為公司於灣仔的現有物業(包括合和中心、QRE Plaza及GardenEast)帶來協同效應。

廣州花都區合和新城

集團於合和新城擁有95%的權益。合和新城為一項地盤面積約為610,200平方米的綜合發展項目，由高層洋房、聯排別墅、商業區及康樂設施組成，現正分階段發展。項目第1B期的工程包括6幢面積約為17,000平方米的高層洋房，第二期包括48套聯排別墅及10幢高層洋房，總樓面面積約為95,000平方米。正在銷售中的第二期48套面積約14,000平方米的聯排別墅已於





二零零九年六月取得入伙紙。兩期若干高層洋房單位將於二零零九年第四季開始預售，並預計將於二零一零年上半年完成。按現時計劃，第1B期及第二期合共419個單位或約55,000平方米（包括約25%之聯排別墅及75%之高層洋房），將於二零一零年六月三十日之財政年度內開始預售。第1B期及第二期的預計總投資額分別約為人民幣5,000萬元及人民幣3億元。

儘管中國住宅物業市場的成交量及價格於二零零八年均出現下滑，然而自二零零九年年初起已有跡象顯示市場正在迅速復甦。在廣州，置業者的購買力依然強勁，為房價回升帶來支持。此外，中國境內銀行放寬部份貸款申請（尤其是首次置業者）的政策限制，令按揭貸款錄得增長，並帶動市場正面情緒。長遠而言，花都區住宅物業市場的前景樂觀。

廣州珠江新城獵德綜合商業（營業租約）項目

該項目地處廣州之商務中心天河區之珠江新城，其計劃的總樓面面積（包括地庫）約為232,000平方米。根據公司的一間附屬公司與業主 — 廣州市獵德經濟發展有限公司（「獵德公司」）訂立的協議，雙方將共同興建一座綜合商業物業。根據一項營業租約安排，公司的附屬公司將負責該物業的裝修及設備安裝，而該物業將於落成後出租予公司的附屬公司。依照目前計劃，集團擬就此項目投資不少於人民幣10億元。該發展項目包括計劃興建一座優質的綜合商業大樓。建築工程預期將於二零一零年第三季啟動，並擬於二零一五年落成。

跑馬地樂活道12號

集團正在該地盤興建一幢樓高45層的豪華住宅樓宇，將設有78個住宅單位、一個設備完善的會所、寬闊的園林綠化空間及停車場。該物業將持作出租用途，主要針對高級住宅市場。該發展項目的總樓面面積約為113,900平方呎，其建設工程目前進展順利，預期將於二零一零年第二季度落成。目前預期總投資額約為港幣7億元。該項目落成後，集團的經常性租金收入基礎將得到進一步加強。初步租賃計劃目前正在製訂中。



開拓未來

處於策略性位置的高速公路及
發電廠，為未來發展作好準備。







基建業務

A. 合和公路基建有限公司（「合和公路基建」）

年內，合和公路基建透過中國境內合營企業主要投資、興建及營運廣深高速公路及珠江三角洲西岸幹道（包括第I、II及III期）

截至二零零九年六月三十日止年度，廣深高速公路及西綫I期的綜合日均車流量下降2%至34.2萬架次，綜合日均路費收入則增加3%至人民幣936萬元，綜合全年路費總收入為人民幣34.16億元，廣深高速公路及西綫I期的路費收入均有所增長。

面對經營成本上漲的壓力，集團不斷採取有效措施作出控制及提升合營企業的營運效率。目前，正推行的措施包括提升人員生產力、加強節能、控制行政業務開支增長等。同時，選用國內銀行提供的靈活、合理低息的金融產品，對合營企業利率較高的貸款進行再融資，以降低財務成本。

西綫II期工程預計可於二零一零年六月底前建成通車。在通車後，將有助擴大集團之路費收入基礎。西綫III期的立項申請現時正在國家發展和改革委員會審批當中，視乎批准情況，該項目計劃於二零一零年開始建設，約需三至四年完成。近日建材的市場價格雖然有所回升，但仍低於二零零八年九月合和公路基建就西綫II期增加投資簽訂協議時的水平，加上完成西綫II期工程所需鋼材的價格已鎖定在低於較二

零零八年九月增加投資預算時之水平，西綫II期的最終成本預計可低於預算的人民幣72億元。

根據廣東省國民經濟和社會發展十一五規劃綱要及二零零八年十二月國家發展和改革委員會所公佈的珠三角地區(二零零八年至二零二零年)改革發展規劃綱要，珠三角西岸地區的經濟發展將會整合、優化及加快，加上港珠澳大橋項目將提前至二零零九年底動工建設，均有利於區域性高速公路網早日擴大和完善，並與珠江三角洲西岸幹道產生良好的協同效應。



另外，據報導，香港與國家有關部門現正積極研究增設短期跨境汽車配額，考慮安排在二零零九年底前向香港私家車發出以深圳灣口岸入出境的一次性過境牌照，合和公路基建相信廣深高速公路可因而受惠。



項目摘要

廣州 — 深圳高速公路

位置	中國廣東省廣州市至深圳市
長度	122.8 公里
車道	雙向共六車道
級別	高速公路
合營企業合約營運期	一九九七年七月至二零二七年六月
分潤比例	1至10年：50%；11至20年：48%；21至30年：45%


廣州
佛山
東莞
順德
深圳
中山
香港
珠海
澳門

廣州 — 深圳高速公路

廣深高速公路全長122.8公里，是一條全照明、全封閉、雙向共六車道的高速公路，是目前唯一一條連接廣州、東莞、深圳及香港的高速公路；更是珠三角地區高速公路網的主要幹線，連接廣州環城高速公路、廣州北二環高速公路、廣州東二環高速公路、虎門大橋、東莞常虎高速公路、深圳機荷高速公路、深圳南坪快速路及區內其他主要城鎮、港口及機場。

在過去一個財政年度，廣深高速公路日均車流量較去年同期減少2%至31.4萬架次，日均路費收入則上升3%至人民幣895萬元，全年路費總收入為人民幣32.66億元。

廣深高速公路新塘至東莞段北行線維修改善工程已於二零零八年七月九日完工並重

一類車 —
日均路費收入(2005–2009財政年度)


人民幣(千元)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,231
3,673
4,144
3,815*
4,207
2005
2006
2007
2008
2009
財政年度

四及五類車 —
日均路費收入(2005–2009財政年度)


人民幣(千元)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,245
1,385
1,959
1,731*
1,545
2005
2006
2007
2008
2009
財政年度

* *廣深高速公路部份路段於二零零七年十月至二零零八年七月期間封閉進行分段維修*

開通車，路費收入及車流量逐步回升。但自二零零八年第四季度開始，金融海嘯及全球經濟環境轉差，令廣東省進出口貿易大幅倒退，二零零九年上半年進出口貿易總額同比減少21%，加上由於國家繼續實施「綠色通道」政策和周邊新建成道路造成分流，廣深高速公路的路費收入及車流量的回升速度較預期慢，全年車流量同比輕微減少了2%。儘管如此，一類小車的車流及路費收入仍增長至歷史新高水平；而四及五類商用車的車流及路費收入則在二零零九年第一季度下跌後回穩。目前，日均路費收入已回升至接近二零零六年水平，當年是錄得歷來最高單日路費收入之年份。隨著廣東經濟復甦，合和公路建基相信廣深高速公路的車流及路費收入將恢復上升動力。

由二零零九年七月中起至十二月，廣州北環高速公路的廣清立交至岑村立交路段全面封閉進行維修工程，部份車輛可能需繞



行方可進出廣深高速公路，經初步觀察，有關封路措施對廣深高速公路的車流及收入影響輕微。

合和公路基建及合營企業一向重視公路交通安全，多年來一直投入大量資源，致力提升及優化廣深高速公路的交通安全及服務設施，為使用者提供安全、舒適、暢通的高速公路。合營企業與廣東省公安廳交通管理局合作建設的全線全智能交通監控系統經已完成，並於二零零九年一月開始

廣州—深圳高速公路

平均每日路費收入
人民幣（百萬元）



10
8
6
4
2
10.0
8.7
8.9
2007
2008
2009

平均每日車流量
架次（千輛）



400
300
200
100
324
320
314
2007
2008
2009

全年路費收入
人民幣（百萬元）



4,000
3,000
2,000
1,000
3,663
3,189
3,266
2007
2008
2009

投入使用，令廣深高速公路成為廣東省第一條實施全智能交通監控的示範路段。該系統有助進一步提高交通監控中發現及處理交通事故的效率，減輕交通事故所造成的交通堵塞及傷亡。此外，對於交通事故的處理，合營企業以「發現快、到位快、處理快、清障快」的四快為原則，通過與交警人員緊密合作，透過沿線超過100台的監控攝像槍，路政巡邏車及拯救車裝置的全球衛星定位系統，達致「四快」，保障行車暢通。

合和公路基建亦於二零零八年七月通過合營企業與廣東省公安廳交通管理局合辦了一個大型的全省交通安全教育活動，向社會人仕免費贈送10多萬冊加插有交通安全守則的中國文學著作《論語》，既廣泛宣傳交通安全，亦弘揚中國傳統文化。

廣深高速公路自通車至今十多年來，合營企業經過不斷努力進步，在中國高速公路行業中早已發展成為其中一家管理卓越的大型企業。於二零零九年中，其成立了企業文化部門以進一步鞏固企業核心價值、提升企業管理素質、加強企業競爭力、增強全體員工凝聚力並發揮團隊精神，並貫徹企業優質服務的使命。

為應付日益增加的交通需求，廣深高速公路擴建至雙向共十車道的可行性研究仍在完善過程中，待完成後，將按國家有關規定辦理報批手續。

據傳媒報導，廣深沿江高速公路東莞49公里路段及深圳30公里路段的工程，分別計劃於二零一零年底及二零一二年完成。合和公路基建將繼續關注有關進展。事實上，廣深高速公路在珠三角地區公路網絡中所處的策略性位置，加上其未來將擴建至十車道的工程計劃，廣深高速公路作為區內最主要高速公路的領先地位仍難以被超越。




廣州
佛山
東莞
順德
深圳
中山
香港
珠海
澳門

項目摘要

珠江三角洲西岸幹道第I期

位置	中國廣東省廣州市至順德區
長度	14.7 公里
車道	雙向共六車道
級別	高速公路
合營企業合約營運期	二零零三年九月至二零三三年九月
分潤比例	50%

珠江三角洲西岸幹道第I期

珠江三角洲西岸幹道計劃分為三期建設，其中西綫I期已於二零零四年四月建成通車。西綫I期是一條全長14.7公里，雙向共六車道的封閉式高速公路，北連東南西環高速公路，南接順德的105國道及碧桂公路，是現時唯一一條連接廣州至順德的高速公路。在二零零四／二零零五首個完整財政年度的營運，西綫I期已錄得利潤及淨現金流。

年內，西綫I期的車流量及路費收入增長放緩，主要由於受到廣東省進出口貿易大幅倒退及廣州與佛山車輛於二零零八年十月起的年票互認。在此年票互認安排下，任何一市的車輛均可免繳通行費而使用對方收費的一級公路及橋樑。此外，東南西環高速公路於二零零七年九月起免收通行費，使西綫I期去年同期的車流量和路費收入明顯增長，亦造成較高之基數。於年內，西綫I期的日均車流量與去年同期相若為2.8萬架次，日均路費收入增長1%至人民幣40.9萬元，全年總路費收入為人民幣1.49億元。

由二零零九年七月中起至十二月，廣州北環高速公路的廣清立交至岑村立交路段全面封閉進行維修工程，部分車輛或許繞行東南西環高速公路進出廣深高速公路，可能造成東南西環高速公路與西綫I期的連接路段堵塞及對西綫I期的車流量及路費收入構成影響。然而，自二零零九年八月中至二零一零年三月底，連接南海三山貨櫃碼頭的三山西大橋全面封閉進行維修工程，大部份車輛，特別是載貨車輛，將按交警新近的公告被分流至西綫I期。在綜合考慮此兩項封閉措施的淨影響後，西綫I期的車流量及路費收入預期在來年將能錄得溫和增長。

根據廣州與佛山的高速公路網規劃，有多條目前正在規劃或興建的高速公路將於未來數年建成並與西綫I期連接，此包括佛山一環伸延線、平丹快速幹線、平南高速

西綫 I 期

平均每日路費收入
人民幣(千元)


500
400
300
200
100
376
406
409
2007
2008
2009

平均每日車流量
架次(千輛)


30
25
20
15
10
26
28
28
2007
2008
2009

全年路費收入
人民幣(百萬元)


160
140
120
100
80
137
149
149
2007
2008
2009

公路及廣明高速公路等，此將成為西綫 I 期及珠江三角洲西岸幹道全線未來增長的動力。此外，位於廣州番禺區及鄰近西綫 I 期的亞洲最大的火車站，計劃於二零零九年年底起逐步投入使用，將有助增加西綫 I 期的客運車流。在不久將來，預期西綫 I 期將能受益於佛山強勁的經濟增長、接駁高速公路的完善及鄰近火車站的落成。此外，西綫 II 期將於二零一零年六月底前建成通車，將令西綫 I 期更具競爭力及未來的增長更具活力。






廣州
佛山
東莞
順德
深圳
中山
香港
珠海
澳門

項目摘要

珠江三角洲西岸幹道第II期

位置	中國廣東省順德區至中山市
長度	約46公里
車道	雙向共六車道
級別	高速公路
合營企業合約營運期	二零零七年四月至二零三八年九月
分潤比例	50%

珠江三角洲西岸幹道第II期

西綫II期全長46公里，為雙向共六車道的封閉式高速公路，北端連接順德的西綫I期，向南伸延至中山，與105國道及中山規劃中的小欖快速幹線及新岐江公路連接。建成後，西綫I期及西綫II期將會是唯一一條連接廣州與中山中心城區的高速公路。西綫II期的建設計劃於二零一零年六月底前完成及通車。

根據公司與合和公路基建於二零零八年九月二日的聯合公佈所述的原因，西綫II期的投資預算調整為人民幣72億元，合和公路基建為此於同日與中方夥伴(同為西綫I期的中方夥伴)簽訂了共同投資、建設及經營西綫II期的修訂協議，以相應增加合和公路基建分佔本項目的註冊資本金約人民幣4.025億元。修訂協議已報交通運輸部及國家發展和改革委員會審批。

近日建材的市場價格雖然有所回升，但仍低於二零零八年九月合和公路基建就西綫II期增加投資簽訂協議時水平，加上完成西綫II期工程所需鋼材的價格已鎖定在低於增加投資預算時之水平，西綫II期的最終成本預計將低於預算的人民幣72億元。

西綫II期的投資預算與註冊資本的差額由中國境內的銀行融資，而合營企業已取得貸款額度。

根據廣深高速公路及西綫I期開通後首個完整年度的路費收入，西綫II期開通後首個完整年度的目標為達至現金流平衡。經初步測算，若西綫II期開通後首個完整年度的路費收入折合約為每公里人民幣650萬元，將可達至現金流平衡；若折合超過每公里人民幣950萬元，將可產生利潤。於回顧年內，西綫I期的路費收入折合約為每公里人民幣1,000萬元。


廣州
佛山
東莞
順德
深圳
中山
香港
珠海
澳門

項目摘要

珠江三角洲西岸幹道第III期

位置	中國廣東省中山市至珠海市
長度	約38公里
車道	雙向共六車道
級別	高速公路
合營企業合約營運期	待中國有關部門批准
分潤比例	50%(建議)

珠江三角洲西岸幹道第III期

西綫III期是一條全長38公里,雙向共六車道的封閉式高速公路,北端與中山的西綫II期連接,向南伸延接珠海的高速公路網。

根據公司與合和公路基建於二零零八年九月二日的聯合公佈所述的原因,西綫III期的投資預算調整為人民幣56億元,類同西綫II期情況,合和公路基建為此於同日與中方夥伴(同為西綫I期的中方夥伴)簽訂了共同投資、建設及經營西綫III期的修訂協議,以相應增加合和公路基建分佔本項目的註冊資本金約人民幣4.095億元。修訂協議目前正由國家發展和改革委員會處理當中。視乎批准進度,西綫III期計劃於二零一零年開始建設及於約三至四年後完成。

為應對環球金融海嘯及鼓勵企業投資於固定資產項目的建設,於二零零九年初,中國政府對一些符合規定條件而尚未動工建設的項目,降低了最低資本金要求,具體來說,高速公路項目的資本金要求由原來佔項目總投資額的35%降低至25%,西綫III期預計受惠於此調整。待取得有關部門批准後,合和公路基建需投入西綫III期的資本金將減少人民幣2.8億元,由原來的人民幣9.8億元降低至人民幣7億元。

合和公路基建將全力加快西綫II期及西綫III期的建設,使其早日建成。當珠江三角洲西岸幹道全線建成通車後,將是唯一一條連接廣州、佛山、中山及珠海的高速公路,並為通往澳門最直接及便利的高速公路,及將成為珠江三角洲西岸的一條策略性高速公路。

B. 河源電廠



位於河源市之河源電廠是一家由兩台600兆瓦機組組成的超超臨界燃煤電廠，為廣東省內目前效率最高及最環保的燃煤電廠之一。

河源電廠為公司一間附屬公司與深圳能源集團股份有限公司的合營企業，集團現實益持有其35%的股權。合營企業建設、擁有及營運該電廠。項目成本計劃約為人民幣52億元，當中30%已全額注資，剩餘人民幣36.4億元將由已於二零零八年二月簽訂的銀團項目貸款提供資金。

憑藉其先進的發電技術，該電廠的發電效率已超越於中國使用的次臨界技術。目前河源電廠正在申請《京都議定書》的清潔發展機制（「CDM」）。除由電量銷售產生之收入外，該項目亦可能因受惠於CDM而獲得其他收入來源。該電廠第一台機組已於二零零九年一月開始營運，其於二零零九年上半年的總發電量為1,134千兆瓦時。由於產能受制於若干新電力輸送線在二零零九年七月二十七日前尚未完成，於截至二零零九年六月三十日止財政年度，第一台機組之平均使用率為44%。於二零零九年八月第二台機組和上述之新電力輸送線開始營運後，第一台及第二台機組於首個星期之合共平均使用率已達至75%。電廠將為廣東省（尤其是河源市及惠州市）提供電力。

於二零零八年七月及八月，廣東省燃煤電廠含脫硫的上網電價兩次調升，由每千瓦小時人民幣0.4532元增至每千瓦小時人民幣0.5042元，升幅共11%。目前，第一台機組獲准許的電價水平為每千瓦小時人民幣0.4892元。集團目前正就脫硫申請上調電價。於二零零九年六月底，秦皇島之電煤價格（每千克5,500千卡）由二零零八年高峰大幅回落46%至每噸人民幣560元之水平。隨著該等營商環境的改善，中國發電行業營運商於盈利能力方面的壓力得到舒緩。截至二零零九年六月三十日止財政年度，於第一台機組投入營運之六個月，合營企業錄得經營溢利。此溢利是在平均煤價為每噸人民幣550元及上網電價為每千瓦小時人民0.4892元之基礎上取得。然而，合營企業於截至二零零九年六月三十日止財政年度錄得淨虧損，主要由於營運前期費用所致。鑒於第二台機組已於二零零九年八月開始營運，根據目前每噸人民幣560元之電煤價格、每千瓦小時人民幣0.5042元之含脫硫上網電價及60%之使用率計算，預計河源電廠將於二零一零年六月三十日財政年度獲得盈利。

為實現二零零九年國內生產總值增長8%的目標，中國政府推出人民幣4萬億元的刺激經濟方案以促進經濟增長，並於二零零九年上半年實施適度寬鬆的貨幣政策。中國境內商業銀行新造銀行信貸額度達人民幣7萬億元亦為經濟增長帶來進一步支持。受此推動，中國於二零零九年上半年實現國內生產總值增長7.1%，其中二零零九年第二季度單季增長7.9%。儘管二零零九年上半年廣東省的耗電量下降4.5%，惟與去年同期相比，耗電量於二零零九年六月上升6.7%。鑒於廣東省電力需求穩定，管理層深信河源電廠項目長遠而言將可提供合理穩定的回報。

集團業績

概覽

雖然受到全球金融危機及整體經濟下滑影響，截至二零零九年六月三十日止年度集團的業務仍能維持穩定增長。集團之營業額及除利息及稅項前溢利（「除利息及稅項前溢利」）均較去年有所改善。然而，特殊項目對淨溢利構成重大影響。去年，集團透過出售集團於澳門物業發展項目之權益及集團於廣州東南西環高速公路項目（「東南西環高速公路」）之權益而獲得收益。因缺少該類特殊溢利，本年度淨溢利大為下降。

截至二零零九年六月三十日止年度，集團各項業務之營業額及其除利息及稅項前溢利之分析如下：

	營業額		除利息及稅項前溢利	
港幣百萬元	*2008*	***2009***	*2008* *（重列）*	***2009***
物業租賃、代理及管理	485	**554**	254	**340**
物業落成後轉撥至投資物業時確認之收益	—	**—**	371	**511**
物業發展	6	**4**	(32)	**(29)**
酒店業務、酒樓及餐飲服務	421	**410**	77	**68**
收費公路投資（除利息及稅項後）*	1,720	**1,809**	1,098*	**1,062***
發電廠（除利息及稅項後）*	—	**198**	(43)*	**(8)***
其他	288	**115**	169	**(45)**
（附註）	2,920	**3,090**	1,894	**1,899**

	業績	
港幣百萬元	*2008* *（重列）*	***2009***
除利息及稅項前溢利	1,894	**1,899**
財務成本	(87)	**(35)**
稅項	(159)	**(187)**
經常性溢利	1,648	**1,677**
特殊項目	4,791	**146**
投資物業之公平值變動產生之盈利	270	**209**
特殊項目及投資物業公平值變動產生之盈利之相關稅項	(180)	**(34)**
本年度溢利	6,529	**1,998**
少數股東權益	(550)	**(317)**
公司股權持有人應佔溢利	5,979	**1,681**

* 包括應佔共同控制個體除利息及稅項後淨溢利

附註： 綜合收益表對賬

港幣百萬元	營業額 2008	營業額 **2009**	業績 2008（重列）	業績 **2009**
財務回顧之營業額／除利息及稅項前溢利	2,920	**3,090**	1,894	**1,899**
減：				
庫務收入	(288)	**(115)**	—	**—**
應佔從事以下業務之共同控制個體的營業額				
－收費公路投資	(1,717)	**(1,809)**	—	**—**
－發電廠	—	**(198)**	—	**—**
加：				
投資物業公平值變動產生之盈利	—	**—**	270	**209**
以實物方式分派一附屬公司股份所產生之盈利	—	**—**	—	**144**
出售可供出售投資之盈利	—	**—**	22	**2**
出售共同控制個體及聯營公司之盈利	—	**—**	4,742	**—**
出售投資物業之盈利	—	**—**	27	**—**
財務成本	—	**—**	(87)	**(35)**
綜合收益表之營業額／除稅前溢利	915	**968**	6,868	**2,219**

營業額

截至二零零九年六月三十日止年度，營業額（包括集團成員公司之庫務收入、集團應佔經營收費公路之共同控制個體之路費收入以及發電廠營業額）達港幣30.90億元，較去年同期港幣29.20億元增加6%。營業額增長乃由於物業租賃、代理與管理及收費公路業務持續改善，以及發電廠業務於本年度開始營運。

除利息及稅項前溢利

集團之除利息及稅項前溢利由去年港幣18.94億元輕微增加至港幣18.99億元。物業租賃業務之除利息及稅項前溢利大幅增長34%，主要由於租金收入增加以及成本控制取得成效。此增長及「物業落成後轉撥至投資物業時確認之盈利」的增加，部份被歸類為「其他」項之庫務收入減少所抵銷。儘管公路車流量錄得輕微下跌，但收費公路之除利息及稅項前溢利仍能維持於港幣10.62億元之高水平。受河源電廠本年度入賬之開辦費所影響，集團應佔發電廠之虧損為港幣800萬元。此外，受到全球金融危機、中國政府對旅行團定價之新政策及人類豬流感的不利影響，酒店業務、酒樓及餐飲服務之除利息及稅項前溢利有所下滑。庫務收入減少主要是由於本年度存款利率大幅下調所致。

特殊項目

年內之特殊項目指以實物方式分派一附屬公司股份所產生之盈利港幣1.44億元及出售可供出售投資之盈利港幣200萬元。去年從特殊項目錄得港幣47.91億元之盈利，為(i)出售集團於澳門物業發展項目之權益所得港幣39.48億元之盈利；(ii)出售集團於東南西環高速公路之權益所得港幣7.93億元之盈利（除稅後為港幣6.61億元）；(iii)出售荃威花園之投資物業所得港幣2,700萬元之盈利；及(iv)出售可供出售投資所得港幣2,200萬元之盈利之總額。

股權持有人之應佔溢利

集團之股權持有人之應佔溢利為港幣16.81億元，較去年之港幣59.79億元減少72%。下降主要由於上述的特殊項目之盈利於本年度減少所致。

資金流動性及財務資源

於二零零九年六月三十日，集團之現金結餘及可動用銀行貸款額如下：

	於六月三十日	
港幣百萬元	2008	**2009**
現金		
合和公路基建及其附屬公司(「合和公路基建集團」)	5,997	**2,775**
合和實業集團(不包括合和公路基建集團)	4,785	**2,503**
	10,782	**5,278**
可動用承諾銀行貸款額		
合和公路基建集團	3,600	**3,600**
合和實業集團(不包括合和公路基建集團)	13,350	**13,350**
	16,950	**16,950**
現金及可動用承諾銀行貸款額		
合和公路基建集團	9,597	**6,375**
合和實業集團(不包括合和公路基建集團)	18,135	**15,853**
	27,732	**22,228**

主要可動用承諾銀行融資之還款組合	還款日
合和公路基建集團之港幣36億元銀團貸款	二零一零年十月十三日
合和實業集團（不包括合和公路基建集團）之港幣53.5億元銀團貸款	二零一一年六月三十日
合和實業集團（不包括合和公路基建集團）之港幣70億元銀團貸款	二零一四年九月二十八日

除上述可動用承諾銀行貸款額外，集團於二零零九年六月三十日之可動用未承諾銀行貸款額為港幣5.02億元（於二零零八年六月三十日為港幣6.02億元）。

現金結餘較去年減少的主要原因為支付股息及發展中與現有項目的資本開支。

於二零零九年六月三十日，集團並無結欠公司債務。集團之財務狀況仍然穩健。憑藉其

手頭現金結餘及可動用銀行貸款額，集團擁有充裕的財務資源，足以應付其經營活動，以及目前及日後投資活動所需。

庫務政策

集團採取審慎及保守之庫務政策，以減低財務成本及提高金融資產回報率為整體目標。

集團年內並無運用任何金融衍生工具作為對沖利率或外匯風險。然而，集團將繼續不時密切監察有關風險。

集團一般將所有現金作港元及美元為主的短期存款。年內集團並無投資任何累積期權、股票掛鈎票據或其他金融衍生工具。

項目承擔

項目承擔之詳情載列於綜合財務報告表附註40。

或然負債

或然負債之詳情載列於綜合財務報告表附註42。

資產抵押

於二零零九年六月三十日，集團並無抵押其資產以取得任何貸款或銀行融資。

重大收購或出售

為強化「The East」旗下物業組合，集團於截至二零零九年六月三十日止年度向公司若干董事實益擁有之一間公司收購銘威有限公司(「銘威」)全部股權，總代價為港幣2.084億元。銘威主要從事物業投資業務，其主要資產為胡忠大廈若干商舖之全部業權。

於二零零九年六月二十三日，由宏置發展有限公司(「宏置」，由集團及信和置業集團共同持有之公司)就灣仔利東街項目之發展而提交之投標獲市區重建局接納，利東街項目之總佔地面積約為88,500平方呎。集團及信和置業集團將透過彼等各自於宏置之50%股權共同持有及發展該項目。集團就有關宏置之承擔總額預期約為港幣41.5億元，佔利東街項目預算之發展及相關成本(約為港幣83億元)之50%。詳情請參考公司於二零零九年六月二十六日標題為「須予披露交易，成立合營企業，收購土地權益」之公告。

其他

僱員及薪酬政策

於二零零九年六月三十日，集團共有約1,230名僱員。集團參考市場趨勢及僱員個別表現釐定具競爭力之僱員薪酬。集團亦制訂優先認股權及股份獎勵計劃以肯定及獎勵僱員之貢獻。該等計劃之詳情載列於董事會報告書內。此外，根據集團之表現及僱員之個人表現，集團可能授予僱員酌定特別花紅。集團亦向所有員工提供醫療保險，及向高層員工提供團體個人保險。

除提供具競爭力之僱員薪酬外，集團亦投資於人力資源發展，透過提供相關培訓計劃以提升僱員之生產力。培訓計劃的設計已顧及員工在績效評估中所顯示的知識及技能差距。總體培訓目標為提高員工的個人生產力，為其擔任未來職位作準備，從而促進集團業務的成功發展。在提供正式培訓計劃的同時，集團亦向相關員工提供其他學習機會，例如在職培訓及研討會。培訓計劃及研討會的詳情載於企業社會責任報告書內。

引言

合和實業認為促進社區的可持續發展與推動企業的長期業務增長同等重要。我們相信發展蓬勃的社區有助集團保持出色的業績表現，因此我們每年都投入大量資源推行全面的企業社會責任計劃。

我們履行企業社會責任的歷史可追溯至六十年代末期，當時我們剛開始進行灣仔的市區重建項目。在中國內地，我們所建的發電廠及高速公路等基建項目亦推動了珠江三角洲的經濟發展。近年來，環保活動已成為我們履行企業社會責任的重要一環，我們將繼續以提高能源效益作為環保工作的主要項目。我們認為與各持份者保持良好溝通對推動社區發展至為重要，並將繼續聆聽各方意見，努力共創雙贏。

摘要

在管理層的全力推動以及員工的積極參與之下，年內我們繼續在企業社會責任方面取得長促進展：

促進社區活動

在集團旗下物業如合和中心、EMax及悅來坊所舉行的社區及慈善活動超過150項。

支持香港2009東亞運動會

為香港2009東亞運動會保齡球、桌球及體育舞蹈三個運動項目提供場地贊助。

良好能源表現獲嘉許

集團的旗艦物業合和中心在建築物能源效益註冊計劃中獲確認為具備「良好能源表現」。

參與「綠色香港 • 碳審計」活動

成為「碳審計 • 綠色機構」，承諾採取措施以支持減少溫室氣體排放。

推廣環保發電

作為廣東省內最具效率及最環保的燃煤電廠之一，河源電廠的第一台及第二台機組已分別於二零零九年一月及八月投入商業營運。

關懷社區

促進社區活動

多年來，我們一直透過在集團旗下各物業提供免費場地，以支持社區和慈善團體舉辦各項社區及籌款活動。單在過去的一年，我們藉此方式所支持的活動便超過150項。

集團的管理層一直致力履行企業社會責任，我們今年亦繼續參與多項社區及慈善活動，其中包括由香港公益金主辦之「公益金百萬行」及「公益慈善馬拉松」，以及「傷健共融步行日」等慈善步行活動。同時，在集團為推動社區關懷而作出的努力當中，我們的員工擔當了不可或缺的角色。他們參加了一系列的義工服務，包括探訪獨居長者、為智障兒童與基層家庭舉行聖誕聯歡會以及參與賣旗日等。


START
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頒獎典禮




合和歡聚迎聖誕


聖雅各福群會
灣仔長者地區中心
長者支援服務隊
端午節
2009年
5月23日

支持本地體育發展

香港今年將舉辦東亞運動會，運動項目及運動員數目均為歷屆之冠，故二零零九年對於本地體育發展而言是意義重大的一年。在今年十二月舉辦的東亞運動會中，我們欣然成為將於九龍灣展貿中心舉行的保齡球、桌球及體育舞蹈等三個比賽項目的場地贊助商。為協助宣傳東亞運動會，我們贊助了在二零零九年七月於展貿中心舉辦的「直擊香港運動員備戰東亞運宣傳計劃」的「專項運動剖析暨精英運動員示範及與眾同樂」活動。此外，合和實業的全資附屬公司悅來酒店將以具競爭力的價格為運動員提供住宿及餐飲服務，藉此支持東亞運動會。悅來酒店亦獲選定為東亞運動會的大會指定酒店之一。





我們又支持中國香港體育協會暨奧林匹克委員會的香港運動員就業及教育計劃，於二零零八年十二月，聘請了一名精英運動員協助我們推行社區活動，尤以青少年發展及體育運動為重，這不但反映我們在推廣社區關係方面向前邁進一步，同時體現了我們對本地運動員事業發展的支持。


控制车速
安全行车

提升交通安全

我們非常重視集團於廣東省內兩條繁忙的收費道路的交通安全。於二零零九年一月，廣深高速公路合營企業與廣東省公安廳交通管理局合作建設的全智能交通監控系統啟用，這標誌著我們在加強交通安全方面的新里程。

此外，我們通過與交警人員緊密合作，透過沿線超過100台監控攝像槍，及於路政巡邏車及拯救車安裝全球衛星定位系統，令交通安全進一步加強。我們將繼續提升設施及與當地交警通力合作，為所有公路使用者提供一個安全的行車環境。

促進經濟增長，推動社區發展

透過促進本地社區的經濟增長以推動社區發展，是公司由來已久的傳統。我們早期的市區重建工作活化了灣仔皇后大道東的一處破舊路段，並使之成為主要商業中心。時至今日，the East及GardenEast等項目同樣有助帶動區內的商業活動。展望未來，合和中心二期項目及利東街項目將進一步推動該區的活化。

公司深明促進香港與中國內地的人流和車流可帶來莫大裨益，並因此推動、投資、設計並興建了深圳火車站聯檢大樓（一九八五年）及深圳皇崗過境檢查大樓（一九九一年）。作為首條也是唯一一條連接廣州、東莞、深圳及香港的高速公路，廣深高速公路（一九九四年）已成為珠三角地區的主要交通幹道，並為該地區帶來龐大的經濟效益。公司於該地區的其他後續投資及建設項目包括順德公路（一九九三年）、虎門大橋（一九九七年）及廣州東南西環高速公路（二零零零年）。

自八十年代中期以來，公司積極參與廣東省的發電廠項目，大大紓緩了該地區的電力短缺問題，並促進了當地的經濟發展。沙角B發電廠（一九八七年）是公司於中國內地興建的首座發電廠，發電量達到當時廣東電網的約四分之一，對改革開放初期廣東省的經濟發展起到重要推動作用。此外，我們近期在廣東省發展程度相對較低的河源建成了由兩台600兆瓦機組組成的發電廠，將有助支持週邊地區的經濟發展。



關注環保

在現有物業引入節能措施

為提高能源效益，我們對現有物業的能源消耗情況進行了嚴謹的檢討，並積極尋找具成本效益的節能措施。例如，我們於過去數年在合和中心提升了多項設備以加強能源效益，包括採用水冷式空調系統及提升電力系統的功率因數。其他持續進行的措施包括在大廈公用地方、停車場及集團的辦公室安裝節能照明系統，以及安裝現代化電梯設備以節約能源及令乘客更感舒適。為使樓宇更符合環保原則，我們更新了空氣處理機以改善空氣質量，並在水龍頭上安裝活動感應式控制器以節約用水。


香港建築物能源效益註冊計劃
The Hong Kong Energy Efficiency Registration Scheme for Buildings
註冊證書
Certificate of Registration
合和中心(中央設備)
Hopewell Centre (common services)
良好能源表現
Good Energy Performance
EMSD

二零零九年三月，合和中心在機電工程署推行的香港建築物能源效益註冊計劃中獲確認為具備「良好能源表現」。僅有不到三十幢本地私人商業樓宇成功註冊為「良好能源表現」建築物。合和中心更是極少數於八十年代初建成而獲此認可的樓宇之一。

在新物業項目中加入環保因素

在廣州花都的綜合發展項目合和新城中，我們在聯排別墅及游泳池更衣室均安裝了太陽能熱水器。此外，該發展項目內安裝的大部份照明系統均具備節能功效。我們亦計劃在獵德綜合商業項目中廣泛採用各種節能建築技術及環保設計，例如可減少能源消耗的熱反射窗玻璃系統，以及可盡量利用廢水的水循環系統。此外，為使項目更為環保，該項目的綠化率將高於30%。





減低溫室氣體排放

我們於二零零八年成為「碳審計•綠色機構」，充分反映我們對減低溫室氣體排放的承擔。我們承諾於主要物進行碳審計，並致力製訂及實施設有可量度目標的減排計劃，以減低溫室氣體的排放。我們已於二零零九年年初完成了悅來坊商場的碳審計，同時進行了多項設備更新，如安裝水冷式製冷機及節能照明系統等。

採用環保設備發電

由兩台600兆瓦機組組成的河源電廠是廣東省第一座超超臨界燃煤電廠。該電廠的煤耗量及用水量非常低，是目前廣東省其中一間最具效率及最環保的燃煤電廠。其整體熱效



率可達44.7%，設計標準煤耗較中國內地燃煤電廠的平均耗煤量低約50克／千瓦時。該電廠設有煙氣脱硫設施，有效去除煙氣中二氧化硫的效率可達95%，並設有低氮燃燒器，減少氮氧化物的產生。此外，該電廠還採用蒸發及結晶技術以將整體污水排放降至最低，其目標是達至污水零排放。

推動使用可再生能源

除發展環保燃煤電廠之外，我們亦正積極自行開發大型風力發電機，為可持續發展出一分力，而市場對潔淨可再生電力的需求亦將持續強勁。

關心員工

加強人才培訓

吸引卓越人才並協助其盡展所長是集團取得成功的重要因素。我們相信培養員工的自身優勢是幫助其釋放潛力的最佳方法。除了向員工提供進修津貼以及在職培訓之外，集團年內還舉辦各種工作坊、研討會以及培訓計劃，包括保險培訓、建築施工條例研討會、客戶服務培訓、保安監督技巧以及投訴處理工作坊等。此外，我們亦提供表達技巧、時間管理、商務禮儀及報告編寫等技能的培訓機會，以提高員工的工作效率。



二零零八年七月，集團招募了五名潛質優厚的畢業生，參加為期十八個月的管理培訓生計劃。透過於集團不同核心業務部門的實習培訓，管理培訓生可學習到重要的商業知識及管理技能。我們亦為他們提供內部及外部培訓以增強其核心能力。此外，我們更向培訓生提供財務津貼，鼓勵他們考取有關的專業資格以及進一步提升自我。

加強員工交流

我們定期利用企業內聯網及員工通訊等內部溝通渠道向員工傳達資訊。此外，我們對物業管理員工進行了一項問卷調查，以瞭解他們的發展培訓需要，並徵詢他們對設備改進的意見。各業務部門亦會每月進行現場考察及員工與管理層互相交流，以促進團隊間的溝通及加強各個層面的員工關係。

提升健康及安全意識

員工的健康及安全至關重要。我們一直高度關注工作環境的健康、安全以及環境風險。例如，九龍灣展貿中心的管理層會定期收集安全委員會的意見，以監察員工健康及安全狀況，及減少員工的受傷個案。為防止流感感染，我們向酒店員工提供了流感疫苗注射計劃。

促進工作與生活的平衡

我們相信工作與生活的平衡是維持高效率、健康及團結的工作團隊的重要因素。在本年度內，我們舉辦了足球賽、旅行、晚宴、員工生日會以及聖誕聯歡會等活動，給集團每位成員帶來了歡樂的時光以及美好回憶。



二零零九年二月，我們在履行企業社會責任方面的努力再次獲得香港社會服務聯會的認同。今年首次被嘉許的合和物業代理有限公司，聯同合和實業及其他三家附屬公司，包括合和公路基建有限公司、合和物業管理有限公司及悅來酒店同獲二零零八／二零零九年「商界展關懷」標誌，表揚這五間公司積極參與社區活動及體現良好企業公民精神。

企業管治報告書

企業管治常規

本公司沿用審慎管理守則，以確保符合企業管治及企業責任之原則。董事會深信此承諾能長遠地提升股東價值。董事會已制訂企業管治程序，以遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四之企業管治常規守則(「企業管治守則」)中之要求。於截至二零零九年六月三十日止之年度內，本公司已遵守企業管治守則內載列之所有守則條文。

董事會

本公司透過董事會運作管理，董事會現時成員包括十位執行董事(包括主席)、四位非執行董事以及三位獨立非執行董事。各董事之姓名、履歷資料及彼此間之關係(如有)，已載列於本年報第10頁至第15頁內。

董事會負責制訂本集團之策略性方針及政策，以及監督管理層運作。董事會保留對某些職務的權利，當中包括：監察及審批重大交易、涉及主要股東或公司董事利益衝突之事宜、批准中期及全年業績、對公眾和監管機構披露之其他資料、以及內部監控體制；有關該等事宜必須由董事會決定。其他非特定保留之董事會職務以及有關公司日常運作之事務，則在個別董事之監督及董事總經理領導下委派管理層處理。

董事會已有議定程序，讓董事按合理要求，可在適當之情況下尋求獨立專業意見，費用由公司支付。

於年內，胡應湘爵士擔任董事會主席，負責領導及管理董事會。其角色與董事總經理有所區分。董事總經理何炳章先生及聯席董事總經理胡文新先生(胡應湘爵士之兒子)負責管理公司日常業務。主席與董事總經理之職責分工已清楚界定，並以書面列載。

非執行董事及獨立非執行董事是根據所需之技能和經驗而挑選，為董事會提供獨立元素，並作出獨立判斷。最少一名獨立非執行董事已具備上市規則第3.10條所載列之適當專業資格或適當之會計或相關之財務管理專長。董事會已收到各獨立非執行董事每年有關其獨立性之書面確認，所有獨立非執行董事亦符合上市規則第3.13條所指之獨立準則。

根據公司之組織章程細則規定，所有新委任董事之任期為至彼等獲委任後之下一個股東大會，惟彼等符合資格膺選連任。每一位董事均須按照公司組織章程細則之條文，於(一)上一次獲董事會委任、(二)上一次選任或(三)上一次重選連任後之第三年於股東週年大會結束時退任，並符合資格膺選連任。所有非執行董事及獨立非執行董事之委任期定為三年，並須至少每三年退任及重選連任一次。

董事會定期就著委任適合繼任人之計劃，以及其架構、人數及組成而作出檢討。假若董事會經考慮後認為需委任新董事，董事會將編制適當委任條件，包括(如適用)：背景、經驗、專業技能、個人質素及可承擔公司事務責任之能力等。至於獨立非執行董事，則需符合不時於上市規則內所列載之獨立性要求。新董事委任一般由主席及／或董事總經理提名，並必須獲得董事會之批准。如有需要，亦會聘請外間顧問，從而揀選更多不同類別之潛在候選者。

為促進公司業務發展，梁國基工程師於二零零九年七月一日獲委任為公司之非執行董事。梁工程師將收取之董事袍金，由股東於本公司股東週年大會上不時予以批准，現時本公司需支付之金額為每年港幣200,000元。根據梁工程師與本公司之服務合約，彼可自本公司收取每年港幣1,625,000元之酬金。梁工程師之酬金乃參考市場趨勢、本公司之薪酬政策、其於本公司的職務及權責而釐定。

新委任之董事將接獲就職手冊，以了解集團之資料以及在上市規則及適用之法例規定下作為上市公司董事之職責。

公司已安排適當保險，使董事及重要職員面對法律訴訟時有所保障。

董事委員會

董事會於一九九一年九月成立執行董事委員會，授權負責審閱及批准公司日常業務運作及慣常業務進程。該委員會由公司所有執行董事組成。

公司亦已成立審計委員會及薪酬委員會，客觀地處理下列特定事項，為所有股東謀取利益。該兩個董事委員會之所有成員（除薪酬委員會主席外）均為獨立非執行董事。

	審計委員會	薪酬委員會
委員會成員	藍利益先生*（主席） 陸勵荃女士* 胡文佳先生*	何炳章先生#（主席） 藍利益先生* 陸勵荃女士*
主要職責及功能	• 考慮外聘核數師之委任及其獨立性。 • 檢討及監督集團財務申報程序、內部監控及遵從規定。 • 在呈交董事會前，審閱及監督中期及全年財務報告表。	• 協助董事會制訂及管理有關公司董事及高級行政人員薪酬之政策及程序。
於年內實行之工作	• 考慮及批准聘請外聘核數師之條款及其薪酬。 • 審閱截至二零零八年六月三十日止年度之全年財務報告表及截至二零零八年十二月三十一日止六個月之中期財務報告表。 • 檢討內部審計部門工作及評定集團內部監控系統之表現。	• 檢討年內之董事袍金水平。

執行董事

* 獨立非執行董事

獨立董事委員會

於年度內，由胡文佳先生、陸勵荃女士及藍利益先生所組成之獨立董事委員會，就有關珠江三角洲西岸幹道II期及III期，日期為二零零八年九月二日之二零零八年補充修改協議及據此擬進行交易之條款的公平及合理性，為公司之獨立股東提供意見。上述協議之相關資料載列於董事會報告書「關連交易」一節。為批准通過二零零八年補充修改協議，公司於二零零八年十月十三日舉行股東特別大會，獨立董事委員會所有成員均有列席，以回應公司股東可能提出的有關二零零八年補充修改協議及任何相關事項的問題。

會議出席率

回顧年度，各董事於董事會會議、審計委員會會議、薪酬委員會會議及股東週年大會之出席紀錄如下：

	會議出席次數／舉行次數			
	董事會會議	審計委員會會議	薪酬委員會會議	股東週年大會
會議舉行次數	6	2	1	1
執行董事				
胡應湘爵士GBS, KCMG, FICE(*主席*)	6/6	不適用	不適用	1/1
何炳章先生(*薪酬委員會主席*)	5/6	不適用	1/1	1/1
胡文新先生	6/6	不適用	不適用	1/1
郭展禮先生	6/6	不適用	不適用	1/1
嚴文俊先生	5/6	不適用	不適用	1/1
楊鑑賢先生	6/6	不適用	不適用	1/1
雷有基先生	5/6	不適用	不適用	1/1
何榮春先生	4/6	不適用	不適用	1/1
莫仲達先生	6/6	不適用	不適用	1/1
王永霖先生	6/6	不適用	不適用	1/1
非執行董事				
李憲武先生	6/6	不適用	不適用	1/1
胡爵士夫人郭秀萍女士	5/6	不適用	不適用	1/1
李嘉士先生	4/6	不適用	不適用	0/1
獨立非執行董事				
胡文佳先生	6/6	2/2	不適用	1/1
陸勵荃女士	6/6	2/2	1/1	1/1
藍利益先生(*審計委員會主席*)	6/6	2/2	1/1	1/1

薪酬政策

公司理解需實行具競爭性之薪酬政策，從而吸引、挽留及激勵董事及高級行政人員，以達致集團之目標。執行董事之薪酬待遇包含一些固定元素：基本薪金、公積金供款及其他福利包括保險，及與其表現掛鈎之花紅、優先認股權及股份獎勵。任何董事不得參與其本人薪酬之釐定。

執行董事薪酬之固定元素將會每年檢討，並會考慮其他因素如工作性質、職責、經驗、個人表現及市場普遍之薪酬趨勢。本財政年度董事袍金已於二零零八年十月十三日舉行之公司股東週年大會上批准。

證券交易

本公司已採納列載於上市規則附錄十有關上市公司董事進行證券交易之標準守則(「標準守則」)，作為擁有或可能擁有未公開股價敏感資料之公司董事及有關僱員進行證券交易之標準守則。經過特定查詢後，於年內，所有董事已確認遵守標準守則所規定之準則。

財務報告

董事明白其編製集團財務報告表之責任。董事認為集團在可預期之將來有足夠資源以繼續業務，且並無察覺有重大不明朗事件可能會嚴重影響公司持續經營之能力。

核數師有關財務申報之責任已載列於本年報第85頁獨立核數師報告書內。

外聘核數師

公司之外聘核數師乃德勤•關黃陳方會計師行。彼等負責審計及對年度財務報告表作出獨立意見。外聘核數師之獨立性受審計委員會所監督，審計委員會亦負責向董事會建議外聘核數師之委任以及批准委任彼等之條件及其薪酬。除對年度財務報告表作出法定審計外，德勤•關黃陳方會計師行亦獲聘用對公司截至二零零八年十二月三十一日止六個月中期財務報告表作出審閱，並就税務合規及有關事宜提出意見。

此外，根據上市規則第14A.38條，董事會委任公司核數師就載於董事會報告書「持續關連交易」一節之持續關連交易執行若干議定程序。

截至二零零九年六月三十日止年度，集團付予外聘核數師有關審計及非審計服務之費用如下：

	港幣千元
審計服務	5,868
非審計服務：	
稅務及顧問服務	455
其他	928
	7,251

內部監控

董事會認為穩健之內部監控系統能帶來有效及高效率之營運操作，提供可靠之財務申報，確保集團遵守有關法例及規定，並協助董事會管理達到業務目標之風險。

集團之內部監控程序包括用作向各業務單位部門主管及執行董事報告資料之詳盡滙報系統。

每年度各業務單位管理層均制訂業務計劃及財務預算，並交由執行董事作審閱及批准。業務計劃及財務預算會每季作出檢討，以量度實際表現與財務預算之差異。當制定財務預算及預測時，管理層識別、評估及報告產生重大業務風險之可能性及其潛在之財務影響。集團已確立不同指引及程序，以控制及批核營運開支、資本支出、非預算開支及收購等。

執行董事每月審核有關各單位財務業績及重要營運數據之管理報告，並與各業務單位高級管理層及財務小組召開定期會議，以檢討該等管理報告、商討在財政預算、預測及市場狀況下之業務表現，並處理與會計及財務有關之事宜。

董事會負責集團之內部監控系統，並透過審計委員會檢討其有效性。集團內部監控之評估經由內部審計部門一直獨立處理。內部審計部門每年至少向審計委員會滙報兩次有關內部監控之重要發現。

在回顧年內，董事會已透過審計委員會檢討集團內部監控系統之有效性。

投資者關係

儘管在金融海嘯及充滿挑戰的環球市場的衝擊下，集團仍保持活躍的投資者關係。透過主動與機構投資者和分析員進行交流，相信投資界能更清楚瞭解集團的企業政策、業務發展及未來的動向。在動盪的環境中保持溝通是十分重要的，因為這有助給予投資者信心。

於回顧年度內，集團參與多個投資者會議、本地及海外路演和定期與基金經理及分析員進行會面和電話會議。這些活動使投資者能取得集團的最新發展。集團每年皆會定期安排中期及全年業績發佈的分析員會議。通過這些會議，分析員及投資者能與集團的高層管理人員進行交流。

為確保投資者能快捷地獲得公司的發展近況，集團充分利用公司網頁(www.hopewellholdings.com)將資訊嚴謹地按相關的要求發放。投資者可從該網頁獲得集團最新的企業資訊，包括財務資料、公司公告、新聞發佈、中期報告及年報等。

集團的投資者關係策略將繼續以維持透明度為首。展望未來，集團將繼續採取積極及有效率的投資者關係政策，與投資者保持溝通，確保他們能充分了解公司現時和將來的發展動向。集團致力提高股東價值的目標維持不變。

董事會報告書

董事會同寅謹將公司及集團截至二零零九年六月三十日止年度之年報及經審核之財務報告表呈覽。

主要業務

公司之主要業務為一投資控股公司，其附屬公司乃活躍從事基建項目投資、物業發展及投資、物業代理及管理、酒店投資及管理、餐館營運及食品經營。

業績

集團截至二零零九年六月三十日止年度之業績載於第87頁之綜合收益表內。

股息

董事建議派發末期股息每股港幣58仙（二零零八年：港幣40仙）。

於年度內，中期股息每股港幣40仙及非慣常特別中期股息每股港幣330仙（二零零八年：中期股息55仙及特別中期息股55仙）已分別於二零零九月三月二十日及二零零八年十一月十四日派發。

此外，年度內亦以分派合和公路基建有限公司之股份（「合和公路基建股份」）作為非現金特別中期股息。於二零零九年三月十九日營業時間結束時名列股東名冊之股東，每持有完整10股本公司之普通股股份可獲分派1股合和公路基建股份。相關合和公路基建股份之正式股票，已於二零零九年三月三十一日寄發予合資格股東。本公司所分派之合和公路基建股份合共88,027,402股。按合和公路基建股份於二零零九年三月三十一日（派發合和公路基建股份之日）於香港聯合交易所有限公司（「聯交所」）買賣之每股收市價計算，分派予合資格股東之合和公路基建股份之總市值約為港幣3.85億元，即代表每股本公司股份分派約港幣43.7仙。

本年度之股息總額包括每股港幣428仙之現金股息（二零零年：港幣260仙）及以實物方式分派合和公路基建之非現金特別中期股息。

主要項目及事項

有關集團於本回顧年度之主要項目及發生之重要事項之詳情，已載列於第18頁至第39頁之「業務回顧」段內。

股本

本年度公司之股本變動詳情載列於綜合財務報告表附註35。

股本溢價及儲備金

本年度股本溢價及儲備金之變動詳情載列於第91頁之綜合已確認收入及支出報表及綜合財務報告表附註36。

可供分派儲備金

於二零零九年六月三十日，本公司可供分派儲備金為本公司於該日之保留溢利，數額為港幣22.26億元（二零零八年：港幣71.59億元）。

捐款

本年度集團之慈善及其他捐款合共港幣7,337,000元（二零零八年：港幣13,431,000元）。

固定資產

本年度投資物業及物業、機械及設備之變動分別載列於綜合財務報告表附註17及18。有關本集團主要物業及物業權益之詳情載列於第159頁及第160頁。

主要客戶及供應商

年內，本集團5大供應商所佔合計購貨額及5大客戶所佔之合計營業額分別佔本集團總購貨額及總營業額少於30%。

董事及高級行政人員

截至本報告日，在職董事芳名及簡介載於本年報之第10頁至第15頁。年內及直至本報告日止之董事變更載列如下：

梁國基工程師	（於二零零九年七月一日獲委任）

根據公司組織章程細則,每一位董事均須按照公司組織章程細則之條文,於其上一次選任或上一次重選連任後之第三個股東週年大會結束時退任,並符合資格膺選連任。何炳章先生、雷有基先生、楊鑑賢先生及何榮春先生於即將召開之股東週年大會上輪值告退任。除雷有基先生不欲膺選連任外,其餘退任董事符合資格重選,並願膺選連任。

此外,根據公司之組織章程細則,所有新委任董事之任期直至其所獲委任後之下一個股東大會,惟彼等符合資格膺選連任。梁國基工程師於二零零九年七月一日獲任為本公司之董事,其於即將召開之股東週年大會上退任,惟願膺選連任。

集團各項業務分別直接由本公司及合和公路基建之執行董事管轄,故各執行董事被視為集團之高級行政人員。

董事於重要合約之利益

於本年度終結日或年內任何時間,本公司或其任何附屬公司概無訂立與本公司各董事直接或間接擁有重大利益關係之重要合約。

董事於股份、相關股份及債權證之權益

於二零零九年六月三十日,根據證券及期貨條例第352條須載錄於本公司存置之登記冊內,或根據標準守則而須通知本公司及聯交所,本公司各名董事及最高行政人員於本公司或本公司任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之任何股份、相關股份或債權證擁有之權益及淡倉詳情如下:

(A) 本公司[(i)]

董事	股份				衍生工具相關股份 (iv)	總權益	佔已發行股本之百分比
	個人權益（實益擁有）	家屬權益（配偶及18歲以下子女之權益）	公司權益 (ii)（受控制公司擁有之權益）	其他權益 (iii)			
胡應湘爵士	74,683,240	24,720,000 (v)	111,250,000 (vi)	30,680,000	—	241,333,240 (ix)	27.46%
何炳章	25,028,000	1,366,000	2,050,000	—	—	28,444,000	3.24%
胡文新	25,630,000	—	820,000	—	—	26,450,000	3.01%
郭展禮	1,275,000	—	—	—	—	1,275,000	0.15%
李憲武	5,104,322	—	—	—	—	5,104,322	0.58%
嚴文俊	828,000	—	—	—	—	828,000	0.09%
胡文佳	2,645,650	—	—	—	—	2,645,650	0.30%
胡爵士夫人郭秀萍	24,720,000	124,743,240 (vii)	61,190,000 (viii)	30,680,000	—	241,333,240 (ix)	27.46%
陸勵荃	—	1,308,981	—	—	—	1,308,981	0.15%
雷有基	8,537	—	—	—	—	8,537	0.00%
楊鑑賢	290,000	—	—	—	—	290,000	0.03%
何榮春	608,000	—	—	—	—	608,000	0.07%
藍利益	90,000	—	—	—	—	90,000	0.01%
莫仲達	888,000	—	—	—	—	888,000	0.10%
王永霖	150,000	—	—	—	288,000	438,000	0.05%

附註：

(i) 於本公司之所有股份及股本衍生工具相關股份之權益均為好倉。各名董事或最高行政人員概無持有任何本公司之股份及股本衍生工具相關股份之淡倉。

(ii) 公司權益由一間公司實益擁有，而根據證券及期貨條例，本公司有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(iii) 其他權益30,680,000股股份為由胡應湘爵士（「胡爵士」）及其妻子胡爵士夫人郭秀萍女士（「胡爵士夫人」）共同持有之權益。

(iv) 股本衍生工具相關股份之權益，為董事在二零零三年所採納之優先認股權計劃下獲授予可認購股份之優先認股權之權益，進一步詳情載列在「本公司之優先認股權」一段中。

(v) 家屬權益24,720,000股股份乃胡爵士夫人之權益。

(vi) 公司權益111,250,000股股份乃由胡爵士持有之權益，此權益包括附註(viii)所列之權益61,190,000股。

(vii) 家屬權益124,743,240股股份乃胡爵士之權益，此股數包括胡爵士透過由公司持有之50,060,000股。

(viii) 公司權益61,190,000股股份由胡爵士及胡爵士夫人各自擁有50%權益的公司所持有。

(ix) 根據證券及期貨條例，胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。

(B) 相聯法團

(a) 合和公路基建有限公司（「合和公路基建」）

董事	合和公路基建股份				總權益	佔已發行股本之百分比
	個人權益（實益擁有）	家屬權益（配偶及18歲以下子女之權益）	公司權益 (i)（受控制公司擁有之權益）	其他權益		
胡應湘爵士	13,717,724	5,244,000 (ii)	21,249,999 (iii)	6,136,000 (iv)	46,347,723 (viii)	1.56%
何炳章	4,355,000	275,000	410,000	—	5,040,000	0.17%
胡文新	12,674,000	—	164,000	—	12,838,000	0.43%
郭展禮	127,500	—	—	—	127,500	0.00%
李憲武	789,960	—	—	—	789,960	0.03%
嚴文俊	142,800	—	—	—	142,800	0.00%
胡文佳	264,565	—	—	—	264,565	0.01%
胡爵士夫人郭秀萍	5,244,000 (v)	22,729,725 (vi)	12,237,998 (vii)	6,136,000 (iv)	46,347,723 (viii)	1.56%
陸勵荃	—	130,898	—	—	130,898	0.00%
楊鑑賢	29,000	—	—	—	29,000	0.00%
雷有基	1,706	—	—	—	1,706	0.00%
何榮春	60,800	—	—	—	60,800	0.00%
藍利益	9,000	—	—	—	9,000	0.00%
莫仲達	88,800	—	—	—	88,800	0.00%
王永霖	15,000	—	—	—	15,000	0.00%

附註：

(i) 此等合和公路基建股份由一間公司實益擁有，而根據證券及期貨條例，有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(ii) 5,244,000股合和公路基建股份為胡爵士夫人個人擁有之權益。

(iii) 公司權益21,249,999股合和公路基建股份為胡爵士持有之權益，此股數包括附註(vii)所列之公司權益12,237,998股合和公路基建股份。

(iv) 其他權益6,136,000股合和公路基建股份乃由胡爵士及胡爵士夫人共同持有之權益。

(v) 5,244,000股合和公路基建股份為胡爵士夫人個人實益擁有之權益，並代表附註(ii)所列之同等數目之股份權益。

(vi) 家屬權益22,729,725股合和公路基建股份乃胡爵士之權益。此權益包括由胡爵士透過公司持有之9,012,001股合和公路基建股份。

(vii) 公司權益12,237,998股合和公路基建股份由胡爵士及胡爵士夫人各自擁有50%權益的公司所持有。

(viii) 根據證券及期貨條例，胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。

(b) *合信保險及再保險顧問有限公司(「合信保險」)*

何炳章先生及其聯繫人透過其持有100%權益的香港保險代理有限公司實益擁有本公司之相聯公司－合信保險之600,000股普通股，佔其已發行股本之50%。

所有上述於相聯法團持有之股份之權益均為好倉。

除上述所披露外，於二零零九年六月三十日，本公司各董事或最高行政人員概無持有本公司相聯法團之任何其他股份、相關股份及債權證之權益或淡倉，而須根據證券及期貨條例第352條記載於本公司存置之登記冊內者，或須根據標準守則規定通知本公司及聯交所。

本公司之優先認股權

本公司股東批准採納一新優先認股權計劃，生效日期為二零零三年十一月一日(「二零零三年優先認股權計劃」)。

(A) 二零零三年優先認股權計劃將於二零一三年十月三十一日屆滿，然而，當時任何尚未行使之優先認股權將繼續有效。二零零三年優先認股權計劃之主要條款摘要載列於以下(B)段。

(B) 二零零三年優先認股權計劃旨在以一個靈活之方式，讓公司向任何合資格人士(包括本公司之主要股東、董事或僱員或集團各成員公司之顧問、專業人士及其他諮詢人)提供鼓勵、獎勵、酬勞、補償及／或提供利益及就董事會可不時批准之該等其他目的。

根據二零零三年優先認股權計劃，可予授出之優先認股權(連同因優先認股權獲行使所發行之股份及因任何尚未行使之優先認股權所產生之股份)所涉及之股份數目，除獲取股東之重新批准外，最多為公司於採納二零零三年優先認股權計劃之日已發行股本之10%。二零零三年優先認股權計劃項下之每位參與者之最高配額在任何十二個月內不得超過本公司已發行股本之1%。於本報告日，根據二零零三年優先認股權計劃下可予發行的股份總數合共67,245,212股(佔本公司已發行股本之7.65%)。

優先認股權可予行使之期限將由公司董事會全權釐定，惟優先認股權必須於授出日期起計十年內行使。除經公司董事會釐定及在授出優先認股權時發出之授予函內訂明外，在行使優先認股權前，並無對持有優先認股權設下最短時限。優先認股權須於授予認股權日期14天內接納。接納優先認股權時須支付之款項為港幣1元。認購股份之行使價須於行使優先認股權時全數繳足。任何特定優先認股權之行使價為公司董事會於授出有關優先認股權時可酌情釐定之價格，並須於授予優先認股權之函件中說明，惟行使價不得少於(a)股份於授予優先認股權日期(必須為營業日)的收市價(以聯交所日報表所載為準)；(b)股份於緊接授予優先認股權日期前五個營業日的平均收市價(收市價同樣以聯交所日報表所載者為準)；及(c)公司每股股份之面值(以最高者為準)。

(C) 截至二零零九年六月三十日止年度內，根據二零零三年優先認股權計劃之優先認股權變動詳情如下：

	授出日期	每股行使價(港幣)	優先認股權數目					行使期	於年內緊接認股權授出日期之前的收市價(港幣)
			於二零零八年七月一日尚未行使	於年內授出	於年內行使	於年內失效	於二零零九六月三十日尚未行使		
董事									
莫仲達	02/09/2005	19.94	1,900,000	—	1,900,000	—	—	02/03/2006–01/03/2009	不適用
王永霖	10/10/2006	22.44	288,000	—	—	—	288,000	01/11/2007–31/10/2013	不適用
僱員	10/10/2006	22.44	6,688,200	—	362,000	736,000	5,590,200	01/11/2007–31/10/2013	不適用
僱員	15/11/2007	36.10	5,248,000	—	—	176,000	5,072,000	01/12/2008–30/11/2014	不適用
僱員	24/07/2008	26.35	—	1,788,000	—	—	1,788,000	01/08/2009–31/07/2015	26.25
僱員	11/03/2009	21.45	—	1,760,000	—	—	1,760,000	18/03/2010–17/03/2016	20.60
合共			14,124,200	3,548,000	2,262,000	912,000	14,498,200		

於年內，並無優先認股權註銷。

年內，緊接董事行使優先認股權日期之前的股份加權平均收市價為港幣24.63元。

年內，緊接僱員行使優先認股權日期之前的股份加權平均收市價為港幣24.57元。

於二零零五年九月二日、二零零六年十月十日、二零零七年十一月十五日、二零零八年七月二十四日及二零零九年三月十一日授出之優先認股權按下列方式行使：

最多可行使之優先認股權	行使期限
於二零零五年九月二日授出	
授出優先認股權之50%	二零零六年三月二日至二零零七年三月一日
授出優先認股權之100%*	二零零七年三月二日至二零零九年三月一日
於二零零六年十月十日授出	
授出優先認股權之20%	二零零七年十一月一日至二零零八年十月三十一日
授出優先認股權之40%*	二零零八年十一月一日至二零零九年十月三十一日
授出優先認股權之60%*	二零零九年十一月一日至二零一零年十月三十一日
授出優先認股權之80%*	二零一零年十一月一日至二零一一年十月三十一日
授出優先認股權之100%*	二零一一年十一月一日至二零一三年十月三十一日
於二零零七年十一月十五日授出	
授出優先認股權之20%	二零零八年十二月一日至二零零九年十一月三十日
授出優先認股權之40%*	二零零九年十二月一日至二零一零年十一月三十日
授出優先認股權之60%*	二零一零年十二月一日至二零一一年十一月三十日
授出優先認股權之80%*	二零一一年十二月一日至二零一二年十一月三十日
授出優先認股權之100%*	二零一二年十二月一日至二零一四年十一月三十日
於二零零八年七月二十四日授出	
授出優先認股權之20%	二零零九年八月一日至二零一零年七月三十一日
授出優先認股權之40%*	二零一零年八月一日至二零一一年七月三十一日
授出優先認股權之60%*	二零一一年八月一日至二零一二年七月三十一日
授出優先認股權之80%*	二零一二年八月一日至二零一三年七月三十一日
授出優先認股權之100%*	二零一三年八月一日至二零一五年七月三十一日
於二零零九年三月十一日授出	
授出優先認股權之20%	二零一零年三月十八日至二零一一年三月十七日
授出優先認股權之40%*	二零一一年三月十八日至二零一二年三月十七日
授出優先認股權之60%*	二零一二年三月十八日至二零一三年三月十七日
授出優先認股權之80%*	二零一三年三月十八日至二零一四年三月十七日
授出優先認股權之100%*	二零一四年三月十八日至二零一六年三月十七日

* *包括尚未行使之優先認股權*

按二項式期權定價模式計算，於年內授出每股行使價港幣26.35元之優先認股權在授出當日之公平值估計約為港幣13,500,000元。其價值乃按照授出當日之股價每股港幣26.25元、公司股價歷史波動比率33.54%(乃根據截至二零零八年七月二十四日止過往七年公司每星期之股價波動而計算)，預計優先認股權之年期為7年，預計股息回報率3.01%，以及參考七年期外匯基金債券之無風險回報率3.598%而估計。

按二項式期權定價模式計算，於年內授出每股行使價港幣21.45元之優先認股權在授出當日之公平值估計約為港幣9,100,000元。其價值乃按照授出當日之股價每股港幣21.45元、公司股價歷史波動比率34.37(乃根據截至二零零九年三月十一日止過往七年公司每星期之股價波動而計算)，預計優先認股權之年期為7年，預計股息回報率4.53%，以及參考七年期外匯基金債券之無風險回報率1.872%而估計。

二項式期權定價模式原用於評估在交易所買賣的期權的公平值。該期權定價模式需要加入極具主觀性之假設，當中包括預計之股價波幅。由於年內所授出優先認股權之特點與公開買賣之期權之特點有重大差異，而所加入之主觀性假設之變動亦可能對估計之公平值構成重大影響，二項式期權定價模式未必能夠可靠地計算優先認股權之公平值。

合和公路基建之優先認股權

(A) 合和公路基建之優先認股權計劃(「合和公路基建優先認股權計劃」)由當時合和公路基建之唯一股東於二零零三年七月十六日以書面決議案批准，及經由公司股東於二零零三年七月十六日舉行之股東特別大會上批准。合和公路基建優先認股權計劃將於二零一三年七月十五日屆滿。合和公路基建優先認股權計劃之主要條款摘要載列於以下(B)段。

(B) 合和公路基建優先認股權計劃旨在以一個靈活之方式，讓合和公路基建鼓勵、獎勵、酬勞、補償及／或提供利益予(i)合和公路基建集團各成員公司之任何執行或非執行董事(包括獨立非執行董事)或任何僱員；(ii)由合和公路基建集團各成員公司之任何僱員、執行或非執行董事所成立之全權信託之任何全權對象；(iii)合和公路基建集團各成員公司之任何顧問、專業人士及其他諮詢人士；(iv)合和公路基建任何最高行政人員或主要股東；(v)合和公路基建董事、最高行政人員或主要股東之任何聯繫人；及(vi)合和公路基建主要股東之任何僱員或就合和公路基建董事會不時批准之該等其他目的。

在合和公路基建優先認股權計劃下，除獲取得合和公路基建股東之重新批准外，合和公路基建行使根據合和公路基建優先認股權計劃及任何其他優先認股權計劃將予授出之所有優先認股權而可能將予發行之股份總數，合共不得超過合和公路基建緊隨首次招股完成後之已發行股份總數10%。在合和公路基建優先認股權計劃下，任何一名參與者之最高配額於任何十二個月期間內不得超過合和公路基建已發行股本總數之1%。於本報告日，根據合和公路基建優先認股權計劃可予發行的股份總數合共277,448,000股(佔合和公路基建已發行股本之9.37%)。

優先認股權可予行使之期限將由合和公路基建董事會全權釐定，惟優先認股權必須於授出日期起計十年內行使。除經合和公路基建董事會釐定及在授出優先認股權時發出之授予函內訂明外，在行使優先認股權前，並無對持有優先認股權設下最短時限。優先認股權須於授予認股權日期起計28天內接納。接納優先認股權時須支付之款項為港幣1元。認購股份之行使價須於行使優先認股權時全數繳足。優先認股權之行使價為合和公路基建董事會可全權酌情釐定之價格，並須通知參與者，惟行使價不得少於(a)股份於授予優先認股權日(或倘該日期並非一營業日，則為下一個營業日(「授出日期」))的收市價(以聯交所日報表所載為準)；(b)股份於緊接授出日期前五個營業日的平均收市價(收市價同樣以聯交所日報表所載為準)；及(c)合和公路基建每股股份之面值(以最高者為準)。

(C) 截至二零零九年六月三十日止年度內，合和公路基建優先認股權計劃下優先認股權之變動詳情如下：

			合和公路基建優先認股權數目						
	授出日期	每股行使價(港幣)	於二零零八年七月一日尚未行使	於年內授出	於年內行使	於年內失效	於二零零九年六月三十日尚未行使	行使期	於年內緊接認股權授出日期之前的收市價(港幣)
合和公路基建之僱員	17/10/2006	5.858	4,928,000	—	—	488,000	4,440,000	01/12/2007–30/11/2013	不適用
合和公路基建之僱員	19/11/2007	6.746	760,000	—	—	—	760,000	01/12/2008–30/11/2014	不適用
合和公路基建之僱員	24/07/2008	5.800	—	800,000	—	400,000	400,000	01/08/2009–31/07/2015	5.740
合和公路基建之僱員	11/03/2009	4.470	—	400,000	—	400,000	—	18/03/2010–17/03/2016	4.4
合共			5,688,000	1,200,000	—	1,288,000	5,600,000		

於年內，並無優先認股權註銷。

於二零零六年十月十七日、二零零七年十一月十九日、二零零八年七月二十四日及二零零九年三月十一日授出之優先認股權按下列方式行使：

最多可行使之優先認股權	行使期限
於二零零六年十月十七日授出	
授出優先認股權之20%	二零零七年十二月一日至二零零八年十一月三十日
授出優先認股權之40%*	二零零八年十二月一日至二零零九年十一月三十日
授出優先認股權之60%*	二零零九年十二月一日至二零一零年十一月三十日
授出優先認股權之80%*	二零一零年十二月一日至二零一一年十一月三十日
授出優先認股權之100%*	二零一一年十二月一日至二零一三年十一月三十日
於二零零七年十一月十九日授出	
授出優先認股權之20%	二零零八年十二月一日至二零零九年十一月三十日
授出優先認股權之40%*	二零零九年十二月一日至二零一零年十一月三十日
授出優先認股權之60%*	二零一零年十二月一日至二零一一年十一月三十日
授出優先認股權之80%*	二零一一年十二月一日至二零一二年十一月三十日
授出優先認股權之100%*	二零一二年十二月一日至二零一四年十一月三十日
於二零零八年七月二十四日授出	
授出優先認股權之20%	二零零九年八月一日至二零一零年七月三十一日
授出優先認股權之40%*	二零一零年八月一日至二零一一年七月三十一日
授出優先認股權之60%*	二零一一年八月一日至二零一二年七月三十一日
授出優先認股權之80%*	二零一二年八月一日至二零一三年七月三十一日
授出優先認股權之100%*	二零一三年八月一日至二零一五年七月三十一日
於二零零九年三月十一日授出	
授出優先認股權之20%	二零一零年三月十八日至二零一一年三月十七日
授出優先認股權之40%*	二零一一年三月十八日至二零一二年三月十七日
授出優先認股權之60%*	二零一二年三月十八日至二零一三年三月十七日
授出優先認股權之80%*	二零一三年三月十八日至二零一四年三月十七日
授出優先認股權之100%*	二零一四年三月十八日至二零一六年三月十七日

* 包括尚未行使之優先認股權

按二項式期權定價模式計算，於年內授出每股行使價港幣5.80元之優先認股權在授出當日之公平值估計約為港幣842,900元。其價值乃按照授出當日之股價每股港幣5.80元、合和公路基建股價歷史波動比率25.94%(乃根據合和公路基建上市日期至二零零八年七月二十四日止過往五年合和公路基建每日之股價波動而計算)，預計優先認股權之年期為7年，預計股息回報率為4.66%，以及參考七年期外匯基金債券之無風險回報率3.598%而估計。

於年內授出每股行使價港幣4.47元之優先認股權亦於年內失效。對集團之綜合財務報告表並無財務影響及並無對該等優先認股權進行估值。

二項式期權定價模式原用於評估在交易所買賣的期權的公平值。該期權定價模式需要加入極具主觀性之假設，當中包括預計之股價波幅。由於年內所授出優先認股權之特點與公開買賣之期權之特點有重大差異，而所加入之主觀性假設之變動亦可能對估計之公平值構成重大影響，二項式期權定價模式未必能夠可靠地計算優先認股權之公平值。

本公司之股份獎勵

(A) 公司董事會已於二零零七年一月二十五日(「合和實業採納日期」)採納股份獎勵計劃(「合和實業獎勵計劃」)。除非董事會提早終止，否則合和實業獎勵計劃自合和實業採納日期起計十五年內有效，惟自合和實業採納日期第十週年之日起，公司不得再授出任何獎勵。合和實業獎勵計劃之部份主要條款概要載於下文(B)段。

(B) 合和實業獎勵計劃之目的在於表揚集團若干僱員(包括但不限於同時擔任董事之僱員)作出之貢獻並給予獎勵，務求挽留彼等繼續為集團之持續營運及發展效力，並吸引合適人才加入以進一步推動集團之發展。

在合和實業獎勵計劃下，董事會(或倘有關獲選僱員為公司之董事，則為薪酬委員會)可不時按其絕對酌情權及在按其認為適當之有關條款及條件所規限下，揀選僱員參與合和實業獎勵計劃，並釐定將予獎授之股份數目。董事會不得獎授任何股份以導致董事會根據合和實業獎勵計劃獎授所涉及之股份總數(但不包括已失效或已遭沒收之任何股份)合共佔於授出股份日期公司已發行股本超過10%。

(C) 於回顧年內，合和實業獎勵計劃下獎授股份之變動詳情載列如下：

董事	於二零零八年七月一日尚未歸屬	年內變動 已獎授	年內變動 於二零零九年一月二十五日歸屬	年內變動 已失效	於二零零九年六月三十日尚未歸屬
郭展禮	90,000	—	90,000	—	—
嚴文俊	36,000	—	36,000	—	—
楊鑑賢	60,000	—	60,000	—	—
何榮春	36,000	—	36,000	—	—
莫仲達	50,000	—	50,000	—	—
王永霖	50,000	—	50,000	—	—
合共	322,000	—	322,000	—	—
加權平均公平值	港幣23.22元	—	港幣23.22元	—	—

(D) 於回顧年內，根據合和實業獎勵計劃信託持有之股份已收取之現金股息收入達港幣1,920,000元(二零零八年：港幣1,270,000元)及以合和公路基建普通股形式之7,200股非現金股息收入，將構成該信託之信託基金之一部份。經考慮公司董事會薪酬委員會之推薦建議後，受託人可隨時全權酌情決定動用該等現金或股份購買股份以作合和實業獎勵計劃之退回股份，或動用該等現金或股份支付有關該計劃之設立及行政上之費用、成本及開支，或將該等現金或股份退回公司。

合和公路基建之股份獎勵

(A) 合和公路基建董事會(「合和公路基建董事會」)已於二零零七年一月二十五日(「合和公路基建採納日期」)採納合和公路基建股份獎勵計劃(「合和公路基建獎勵計劃」)。除非合和公路基建董事會提早終止，否則合和公路基建獎勵計劃自合和公路基建採納日期起計十五年內有效，惟自合和公路基建採納日期第十週年之日起，合和公路基建不得再授出任何獎勵。合和公路基建獎勵計劃之部份主要條款概要載於下文(B)段。

(B) 合和公路基建獎勵計劃之目的在於表揚合和公路基建集團若干僱員(包括但不限於同時擔任董事之僱員)作出之貢獻並給予獎勵，務求挽留彼等繼續為合和公路基建集團之持續營運及發展效力，並吸引合適人才加入以進一步推動合和公路基建集團之發展。

在合和公路基建獎勵計劃下，合和公路基建董事會(或倘有關獲選僱員為合和公路基建之董事，則為合和公路基建之薪酬委員會)可不時按其絕對酌情權及在按其認為適當之有關條款及條件所規限下，揀選僱員參與合和公路基建獎勵計劃，並釐定將予獎授之股份數目。合和公路基建董事會不得獎授任何股份以導致合和公路基建董事會根據該計劃獎授所涉及之股份總數(但不包括已失效或已遭沒收之任何股份)合共佔於授出股份日期合和公路基建已發行股本超過10%。

(C) 回顧年內合和公路基建獎勵計劃下獎授股份之變動詳情載列如下：

歸屬日期	於二零零八年七月一日尚未歸屬	年內變動			於二零零九年六月三十日尚未歸屬
		已獎授	已歸屬	已失效	
合和公路基建之董事					
25/01/2009	340,000	—	340,000	—	—
合和公路基建之僱員					
25/01/2009	40,000	—	40,000	—	—
合共	380,000	—	380,000	—	—
加權平均公平值	港幣5.68元	—	港幣5.68元	—	—

(D) 於回顧年內，就根據合和公路基建獎勵計劃信託持有之股份已收取之股息收入達港幣475,000元（二零零八年：港幣152,000元），將構成該信託之信託基金之一部份。經考慮合和公路基建董事會薪酬委員會之推薦建議後，受託人可隨時全權酌情決定動用該等現金購買合和公路基建股份，該等股份將成為合和公路基建獎勵計劃之退回股份（即根據合和公路基建獎勵計劃條款並未歸屬之獎授股份（不論是否因為已失效或其他理由）），而受托人應就合和公路基建一名或以上僱員之利益持有該等股份，或可動用該等現金支付有關該計劃之設立及行政上之費用、成本及開支或將該等現金退回合和公路基建。

收購股份或債券之安排

除於上文「本公司之優先認股權」、「合和公路基建之優先認股權」、「本公司之股份獎勵」及「合和公路基建之股份獎勵」段所披露者外，本公司或其任何附屬公司於截止二零零九年六月三十日止年度內概無參與任何安排，使本公司各董事得以藉購入本公司或其他公司之股份或債券而獲益。此外，各董事、其配偶及其18歲以下之子女並無權利認購本公司之證券及行使此權利。

董事薪酬

董事袍金乃由股東於股東週年大會上釐定，董事之其他報酬乃由董事會根據市場趨勢、公司薪酬政策、董事於集團之職責及董事對集團之貢獻而釐定。

董事之服務合約

於應屆股東週年大會上擬重選連任之董事與公司或其任何附屬公司並無簽訂任何該僱任公司不可於一年內終止而不作出賠償(除法定賠償外)之服務合約。公司之所有獨立非執行董事均有固定任期，惟須依公司之組織章程細則規定於公司股東週年大會上輪值告退及重選。

退休及公積金計劃

為遵守強制性公積金(「強積金」)計劃條例之規定，集團已成立強積金計劃。集團及僱員須各自就該等計劃作出相等於僱員有關入息的5%供款，而有關入息的上限為每月港幣20,000元。中國附屬公司聘用之僱員為中國政府設立之國家管理退休福利計劃之參與者。中國附屬公司須向該等退休福利計劃繳納相當於員工薪酬一定百分比之款項，以資助實現有關福利。集團對該等退休福利計劃之唯一責任為根據該等計劃作出規定供款。集團於年內就強積金計劃所作出之供款共港幣8,876,000元。

管理合約

於本年度終結日或年內任何時間，公司並無簽訂或存在有關管理或經營公司全部或任何主要部份業務之重要合約。

主要股東

於二零零九年六月三十日，就各董事所知，持有公司股份及相關股份之權益之股東(公司董事及最高行政人員除外)按證券及期貨條例第336條之規定均須載錄於公司存置之登記冊內者，其詳情如下：

名稱	身份	股份數目(公司權益)	佔已發行股本之百分比
Commonwealth Bank of Australia	受控制公司擁有之權益	44,412,000	5.05%

除上述及於「董事於股份、相關股份及債權證之權益」一段所披露者外，於二零零九年六月三十日，公司無接獲佔有超過公司已發行股本5%或以上並須按證券及期貨條例第336條載錄於公司存置之登記冊內之權益或淡倉之通知。

購回、出售或贖回證券

年內，公司在聯交所以總代價(包括交易費用)港幣361,468,000元購回 15,635,500股股份，該等股份在購回後隨即被註銷。註銷股份面值港幣39,088,750元已撥往資本贖回儲備，其總代價由公司保留溢利所支付。有關購回股份之詳情如下：

購回月份	回購普通股總數	每股最高價	每股最低價	支付總代價(包括交易費用)
		港幣	港幣	港幣千元
二零零八年七月	743,000	27.35	25.65	19,619
二零零八年八月	1,159,000	30.10	27.80	33,957
二零零八年九月	1,637,000	28.10	25.15	44,425
二零零八年十月	4,080,000	26.40	19.60	88,440
二零零八年十一月	2,438,000	23.85	18.80	51,583
二零零八年十二月	2,806,000	25.00	19.16	63,880
二零零九年一月	1,447,500	25.00	21.50	33,418
二零零九年四月	1,325,000	19.98	19.46	26,146
合共	**15,635,500**			**361,468**

回購股份旨在提高集團之每股盈利，有利全體股東。

除以上披露外，公司或其任何附屬公司於二零零九年六月三十日止年度內並無購回、出售或贖回任何其上市之證券。

確認獨立性

公司已收到每位獨立非執行董事根據上市規則第3.13條作出確認其獨立性之年度確認函，並仍然認為有關董事確屬獨立人士。

關連交易

(A) 收購銘威有限公司

於二零零八年七月三十日，Procelain Properties Ltd.(「Procelain」)及Hopewell Properties (B.V.I.)Limited(均為公司之全資附屬公司)與Galette Company Limited(「Galette」)及致中有限公司訂立協議(「收購協議」)，Procelain以現金代價港幣208,400,000元(「代價」)向Galette收購銘威有限公司(「銘威」)之全部已發行股本(「收購事項」)。銘威主要從事物業投資，其主要資產為其位於香港皇后大道東213號胡忠大廈地面之兩個商業單位，以及二樓之兩個商業單位及一間食肆(「該等物業」)之獨家擁有權。

公司董事會相信，透過收購事項收購該等物業將為位於胡忠大廈之該等零售店舖及食肆與集團於合和中心、QRE Plaza及GardenEast擁有之現有零售物業產生協同效益，以更加協調之方式推廣集團之嶄新飲食及娛樂概念「The East」。董事會亦相信，該概念之成功推廣將為集團於該地區之零售物業內之店舖帶來更多顧客，並預計可提升該等物業之租金收益。

董事(包括獨立非執行董事)相信，收購事項之條款屬公平合理，並符合公司股東之整體利益。

誠如公司於二零零八年七月三十日所公告，致中及Galette分別由胡應湘爵士及胡爵士夫人郭秀萍女士直接及間接全資擁有，而兩者均為公司之董事及主要股東。因此，致中及Galette均為公司之關連人士，故收購事項構成公司之關連交易。

有關收購事項之資料已於日期為二零零八年七月三十日之公司公告內披露。

(B) 有關珠江三角洲西岸幹道II期及III期之補充修改協議

於二零零八年九月二日，公司及合和公路基建發出聯合公告，宣佈合和公路基建之全資附屬公司合和廣珠高速公路發展有限公司(「合和廣珠」)及廣東省公路建設有限公司(「西綫中方夥伴」)就西綫II期及西綫III期簽訂協議(「二零零八年III期補充修改協議」『如下文所定義』及「二零零八年II期補充修改協議」『如下文所定義』，合稱「二零零八年補充修改協議」)。

(a) 二零零八年III期補充修改協議

於二零零八年九月二日，合和廣珠與西綫中方夥伴就有關西綫III期簽訂：i)雙方同意修改於二零零四年一月五日所訂立之中外合作經營合同(「合作合同」)(經不時修訂)之有條件協議；及ii)雙方同意修改廣東廣珠西綫高速公路有限公司(「西綫合營企業」)章程(「合作章程」)(經不時修訂)之有條件協議，(合稱「二零零八年III期補充修改協議」)。

二零零八年III期補充修改協議之主要條款摘要如下：

(i) 合作合同及合作章程之合作範圍現從西綫I期及西綫II期擴大至包括投資、興建及經營西綫III期及其相關設施。

(ii) 倘有關政府部門批准，西綫III期之投資總額預計將由人民幣32.6億元（不包括在建設期內所產生之貸款利息及日後政府收費及費用之調整（如有））增加至人民幣56億元（包括在建設期內所產生之貸款利息）。

(iii) 西綫合營企業之註冊資本將由人民幣23.03億元增加人民幣19.6億元至人民幣42.63億元，將由西綫中方夥伴及合和廣珠以現金各自投入相同份額（即各方出資人民幣9.8億元）。該出資額之20%將在西綫合營企業之新營業執照發出當日起計三個月內投入，而其餘部份則於兩年內投入。在新增註冊資本投入前，西綫中方夥伴同意墊付有關項目之支出，西綫合營企業將按中國人民銀行所公佈之貸款利率或西綫中方夥伴所取得貸款之實際利率（以較低者為準）支付由西綫中方夥伴所墊付之任何項目支出按季複息計算之利息，直至墊付之款項清還日止。

(iv) 根據合作章程中規定之西綫合營企業的經營期限（「合作經營期限」），將自西綫合營企業之新營業執照發出日期起計，為期40年，惟仍需獲得中國政府有關部門批准。在合作經營期限屆滿前六個月內，經西綫合營企業董事會一致決議及取得原審批監管部門之批准，合作經營期限或可予延長。

(b) 二零零八年II期補充修改協議

於二零零八年九月二日，合和廣珠與西綫中方夥伴就有關西綫II期而簽訂：i)雙方同意修改合作合同之有條件協議；及ii)雙方同意修改合作章程之有條件協議（合稱「二零零八年II期補充修改協議」）。

二零零八年II期補充修改協議之主要條款摘要如下：

(i) 若有關政府部門批准，西綫 II 期之投資總額預計將由人民幣49億元(不包括在建設期內所產生之貸款利息及日後政府收費及費用之調整(如有))增加至人民幣72億元(包括在建設期內所產生之貸款利息)。

(ii) 西綫合營企業之註冊資本將由人民幣42.63億元進一步增加至人民幣50.68億元，新增註冊資本合計為人民幣8.05億元將由西綫中方夥伴及合和廣珠以現金各自投入相同份額(即各方出資人民幣4.025億元)。該出資額之20%將在西綫合營企業之新營業執照發出當日起計三個月內投入，而其餘部份則於兩年內投入。在新增註冊資本投入前，西綫中方夥伴同意墊付有關項目之支出，西綫合營企業將按中國人民銀行所公佈之貸款利率或西綫中方夥伴所取得貸款之實際利率(以較低者為準)支付由西綫中方夥伴所墊付之任何項目支出按季複息計算之利息，直至墊付之款項清還日止。

公司之董事會相信，西綫II期及西綫III期之交通流量將受到廣東省汽車數量之增長及香港與珠江三角洲西岸間運輸網絡發展之協同效益所帶動。預期建設西綫 III 期及西綫 II 期之建設總成本將超出原預算，其原因為(i)中國政府收緊對出讓土地之控制及提高補償標準引致西綫合營企業應付之征地及拆遷成本有所增加；(ii)建築材料價格上漲；(iii)包含於建設期間將產生之貸款利息；及(iv)西綫 III 期之設計變更增加更多隧道及橋樑。

二零零八年補充修改協議之條款乃由合和公路基建與西綫中方夥伴經過公平磋商後釐定。公司之董事會(包括獨立非執行董事)認為該二零零八年補充修改協議之條款實屬公平合理，且符合公司股東之整體利益。

根據合和公路基建與聯交所簽訂之上市協議第46條條款及公司於二零零三年八月七日致聯交所之函件，由合和公路基建集團與內地企業共同控制、經營收費公路項目之中外合作經營企業西綫合營企業，在當時上市規則第14章(於二零零四年三月三十一日起生效之上市規則修訂，將第14章分割為第14及第14A章)之下，被視作為合和公

路基建及本公司的附屬公司。西綫中方夥伴乃一國營企業，由廣東省交通集團有限公司(「廣東交通集團」)全資擁有及管理。廣東交通集團乃由廣東省政府成立之國營企業，主要從事投資、興建、監督及經營廣東省內之主要運輸及基建項目。西綫中方夥伴現分別佔西綫合營企業及廣深珠高速公路有限公司(由西綫中方夥伴及合和公路基建之附屬公司成立之中外合作經營企業)之50%及52%權益；據此，在上市規則第14A章下，西綫中方夥伴被視作為合和公路基建及公司的關連人士。因此，二零零八年補充修改協議構成公司之關連交易。根據上市規則第14A章，二零零八年補充修改協議須遵守申報及公告的要求，並須獲得獨立股東之批准。二零零八年補充修改協議已於本公司於二零零八年十月十三日召開之股東特別大會上獲得本公司獨立股東批准。

有關該二零零八年補充修改協議之資料已於本公司與合和公路基建分別於二零零八年九月二日之聯合公告及二零零八年九月二十二日之聯合通函內披露。

持續關連交易

與南粵之管理協議

於二零零七年六月一日，西綫合營企業與廣東交通集團之附屬公司 — 廣東南粵物流股份有限公司(「南粵」)訂立管理協議(「該管理協議」)。

根據該管理協議，南粵向西綫合營企業提供物料物流服務，包括西綫 II 期項目主要建築物料之規劃、採購及物流管理(「物料物流服務」)。南粵獲委任之年期由簽署該協議日期起計為期三年或直至完成物料供應、支付全部物料費用及經由西綫合營企業有關部門審核後(以較早日期為準)屆滿，並可按雙方協定之方式將南粵之任期延長。該管理協議將於南粵之委任年期結束及擔保期(即西綫 II 期項目竣工後24個月)屆滿後終止。服務費為西綫 II 期項目供應物料費用之2.5%，而服務費(在扣減5%保證費後)須按季度支付，該筆

保證費將於該管理協議之年期屆滿後不計利息退還予南粵。南粵須向有關物料供應商採購物料及將物料供應予獲西綫合營企業委任興建西綫II期項目之承建商(「建設工程承建商」)。物料費用應由建設工程承建商支付予南粵。倘若有關物料供應商未能按時供應物料,在獲西綫合營企業批准下,南粵可採取所需行動以恢復西綫II期項目之物料供應,包括動用本身之物料存貨或另行採購物料。

根據上文標題為「關連交易」一節段落(B)內所披露之原因,南粵為一間廣東交通集團之附屬公司,因此就上市規則第14A章而言,其被視為本公司及合和公路基建之關連人士。

根據該管理協議,截至二零零九年六月三十日止年度就物料物流服務已付或應付南粵之服務費為人民幣12,000,000萬元(二零零八年:人民幣11,700,000元)。

公司之獨立非執行董事已審閱及確認南粵截至二零零九年六月三十日止財政年度提供之物料物流服務乃屬集團之一般及日常業務,按照一般商業條款進行,且根據該管理協議,而其條款乃屬公平合理及符合公司股東之整體利益。

此外,根據上市規則第14A.38條,董事會委任公司之核數師德勤•關黃陳方會計師行就南粵所提供之物料物流服務執行若干之協定程式。核數師已經向董事會報告(i)物料物流服務交易已獲得公司董事會批准,(ii)截至二零零九年六月三十日止年度,物料物流服務費用並未超過公司與合和公路基建於二零零七年六月一日作出之聯合公告內所披露之年度限額人民幣22,000,000元,以及(iii)物料物流服務交易乃根據規管該等關連交易之該管理協議進行。

除上述所披露外,在年內進行但不構成關連交易或持續關連交易的關連人士交易已載列於綜合財務報告表附註44。

公眾持股量

就可提供予公司之公開資料及公司董事所知，於本報告日，公司已發行股份有足夠並超過上市規則規定25%之公眾持股量。

上市規則第13章下之披露

於二零零三年合和公路基建在聯交所上市後，在上市規則13.13條、13.16條、13.20條及13.22條的範圍內，合和公路基建集團與中方合作夥伴共同控制之多家經營收費公路及基建項目的中外合營企業已被視作為公司之附屬公司。因此，對該等合營企業墊款及財務資助之資料再毋須按照該等規則於年報中作詳細披露。

核數師

於應屆股東週年大會上，公司將會提呈一決議案續聘德勤•關黃陳方會計師行為公司核數師。

承董事會命

胡應湘爵士GBS, KCMG, FICE

主席

香港，二零零九年八月二十六日

公司資料

董事會

胡應湘爵士 GBS, KCMG, FICE
主席

何炳章先生*
副主席及董事總經理

胡文新先生
聯席董事總經理

郭展禮先生
董事副總經理

李憲武先生#

嚴文俊先生

胡文佳先生##

胡爵士夫人郭秀萍太平紳士#

陸勵荃女士##

楊鑑賢先生

雷有基先生

李嘉士先生#

梁國基工程師#

何榮春先生

藍利益先生##

莫仲達先生

王永霖先生

* *亦為胡應湘爵士及胡爵士夫人郭秀萍女士之候補董事*

\# *非執行董事*

\## *獨立非執行董事*

審計委員會

藍利益先生 *主席*

陸勵荃女士

胡文佳先生

薪酬委員會

何炳章先生 *主席*

藍利益先生

陸勵荃女士

公司秘書

李業華先生

註冊辦事處

香港皇后大道東183號

合和中心64樓

電話 : (852) 2528 4975

圖文傳真 : (852) 2861 2068

法律顧問

胡關李羅律師行

核數師

德勤 • 關黃陳方會計師行

主要往來銀行+

中國農業銀行股份有限公司
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股份登記及過戶處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712-1716號鋪
電話　　：(852) 2862 8555
圖文傳真：(852) 2529 6087

上市資料

香港聯合交易所有限公司
普通股份(股份代號：54)

美國預託證券

CUSIP編號	439555301
交易符號	HOWWY
普通股與美國預託證券比率	1:1
託管銀行	美國花旗銀行

投資者關係

投資者關係部經理
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電郵　　：ir@hopewellholdings.com

公司網址

www.hopewellholdings.com

附註：本年報之中文譯本與英文本如有歧異，概以英文本為準。

財務報告書

目錄

獨立核數師報告書

Deloitte.
德勤

致合和實業有限公司各股東
（於香港註冊成立之有限公司）

本核數師（以下簡稱「本行」）已審核列載於第87頁至第158頁之合和實業有限公司（「貴公司」）及其附屬公司（統稱「貴集團」）之綜合財務報表，此綜合財務報表包括 貴集團及 貴公司於二零零九年六月三十日之資產負債表，及截至該日止年度之綜合收益表、綜合已確認收入及支出報表及綜合現金流量表，以及主要會計政策概要及其他註釋。

董事就綜合財務報表須承擔之責任

貴公司之董事須根據香港會計師公會頒佈之香港財務報告準則及香港《公司條例》，編製及真實與公平地列報上述綜合財務報表。此責任包括設計、實施及維持與編製並真實而公平地列報綜合財務報表相關之內部監控，以使綜合財務報表不存在由於欺詐或錯誤而導致之重大錯誤陳述；選擇並應用合適之會計政策；以及在有關情況下作出合理之會計估算。

核數師之責任

本行之責任乃根據本行的審核對該等綜合財務報表作出意見，並按香港《公司條例》第一百四十一條，僅向股東（作為一個團體）報告，除此以外，本報告不可用作其他用途。本行不對任何其他人士就本報告內容承擔或負上任何責任。本行乃按照香港會計師公會頒佈之香港審計準則進行審核工作。該等準則規定，本行須按照道德操守規範並規劃及進行審核工作，以合理確定綜合財務報表是否不存在任何重大錯誤陳述。

審核涉及執行程序以獲取綜合財務報表所載金額及披露事項之審核憑證。所選用之程序取決於核數師之判斷，包括評估由於欺詐或錯誤導致綜合財務報表存在重大錯誤陳述之風險。於作出該等風險評估時，核數師會考慮與該公司編製及真實與公平地列報綜合財務報表相關之內部監控，以設計在有關情況下屬適當之審核程序，但並非就該公司之內部監控之成效發表意見。審核亦包括評價董事所採用之會計政策是否適當及所作出之會計估算是否合理，以及評估綜合財務報表之整體呈報方式。

本行相信，本行已取得充足且適當之審核憑證，為本行之審核意見提供基礎。

意見

本行認為，該等綜合財務報表乃根據香港財務報告準則真實與公平地反映 貴公司及 貴集團於二零零九年六月三十日之財務狀況及 貴集團截至該日止年度之溢利及現金流量，並已按照香港《公司條例》妥善編製。

德勤•關黃陳方會計師行
執業會計師

香港
二零零九年八月二十六日

綜合收益表

截至二零零九年六月三十日止年度

	附註	2008 港幣千元 （重列）	2009 港幣千元
營業額	5	914,962	**967,841**
銷售及服務成本		(479,256)	**(466,026)**
		435,706	**501,815**
其他收入	7	416,973	**134,118**
銷售及分銷成本		(85,304)	**(51,281)**
行政費用		(282,479)	**(305,105)**
其他費用	8	(13,430)	**(7,337)**
物業於落成後轉撥至投資物業時確認之盈利		371,408	**510,847**
投資物業公平值變動產生之盈利		270,334	**209,359**
以實物方式分派一附屬公司股份所產生之盈利	14	—	**143,572**
出售可供出售投資之盈利		21,756	**1,873**
出售共同控制個體及聯營公司之盈利	9	4,741,457	**—**
出售投資物業之盈利		27,106	**—**
視作出售一附屬公司部份權益之盈利		291	**—**
財務成本	10	(86,759)	**(35,270)**
應佔其溢利			
共同控制個體	11	1,044,192	**1,109,292**
聯營公司		6,743	**6,858**
除税前溢利	12	6,867,994	**2,218,741**
所得税支出	13	(339,104)	**(221,278)**
本年度溢利		6,528,890	**1,997,463**
應佔溢利：			
公司股權持有人		5,978,766	**1,680,851**
少數股東權益		550,124	**316,612**
		6,528,890	**1,997,463**
股息	14	2,038,718	**4,995,334**
		港幣元	*港幣元*
每股溢利	15		
基本		6.66	**1.90**
攤薄後		6.63	**1.90**

綜合資產負債表

於二零零九年六月三十日

	附註	2008 港幣千元 （重列）	2009 港幣千元
資產			
非流動資產			
投資物業	17	8,031,300	**9,239,700**
物業、機械及設備	18	480,373	**570,037**
預付土地租賃款項	19	969,341	**909,485**
發展中物業	22	442,648	**381,783**
共同控制個體權益	23	5,560,812	**6,704,998**
聯營公司權益	24	22,833	**27,042**
應收貸款款項		—	**3,064**
可供出售投資	25	65,096	**33,318**
給予一共同控制個體之貸款	26	55,451	**25,000**
		15,627,854	**17,894,427**
流動資產			
存貨	27	18,457	**15,333**
物業存貨	28		
發展中		364,525	**407,596**
已落成		17,593	**96,254**
預付土地租賃款項	19	10,650	**10,572**
貿易及其他應收賬款	29	1,117,363	**29,111**
按金及預付款項		46,115	**51,183**
銀行結餘及現金：	30		
合和公路基建有限公司及其附屬公司		5,997,274	**2,775,222**
集團其他個體		4,785,087	**2,502,685**
		12,357,064	**5,887,956**
總資產		27,984,918	**23,782,383**

綜合資產負債表(續)

於二零零九年六月三十日

	附註	2008 港幣千元 (重列)	2009 港幣千元
股東權益及負債			
資本及儲備金			
股本	35	2,230,806	**2,197,373**
股份溢價及儲備金	36	20,816,207	**17,185,571**
公司股權持有人應佔權益		23,047,013	**19,382,944**
一附屬公司優先認股權儲備金	36	2,378	**2,974**
一附屬公司股份獎勵儲備金	36	1,124	**—**
少數股東權益	36	3,232,569	**2,601,477**
權益總額		26,283,084	**21,987,395**
非流動負債			
保證撥備	42(a)	84,059	**84,059**
遞延税項負債	37	877,174	**1,075,227**
應付一附屬公司之一少數股東款項	34	59,979	**61,929**
		1,021,212	**1,221,215**
流動負債			
貿易及其他應付賬款	31	489,000	**370,551**
租務及其他按金		140,293	**156,290**
應付聯營公司款項	32	9,865	**9,741**
應付一共同控制個體款項	32	—	**2,243**
税項負債		41,464	**34,948**
		680,622	**573,773**
總負債		1,701,834	**1,794,988**
股東權益及負債總額		27,984,918	**23,782,383**

胡文新
聯席董事總經理

郭展禮
董事副總經理

公司資產負債表

於二零零九年六月三十日

	附註	2008 港幣千元	2009 港幣千元
資產			
非流動資產			
於附屬公司投資	20	924,500	**895,426**
應收附屬公司款項	21	12,109,537	**9,498,304**
於聯營公司投資	24	401	**401**
可供出售投資	25	3,000	**3,000**
		13,037,438	**10,397,131**
流動資產			
貿易及其他應收賬款		2,707	**1,439**
按金及預付款項		3,642	**4,037**
應收附屬公司款項	33	1,232,967	**1,252,940**
銀行結餘及現金	30	4,228,504	**1,964,150**
		5,467,820	**3,222,566**
總資產		18,505,258	**13,619,697**
股東權益及負債			
資本及儲備金			
股本	35	2,230,806	**2,197,373**
股份溢價及儲備金	36	15,942,661	**11,119,302**
		18,173,467	**13,316,675**
流動負債			
貿易及其他應付賬款		5,446	**8,603**
應付聯營公司款項	32	9,865	**9,741**
應付附屬公司款項	33	316,480	**284,678**
總負債		331,791	**303,022**
股東權益及負債總額		18,505,258	**13,619,697**

胡文新 聯席董事總經理	**郭展禮** 董事副總經理

綜合已確認收入及支出報表

截至二零零九年六月三十日止年度

	2008 港幣千元 （重列）	2009 港幣千元
伸算附屬公司、共同控制個體及聯營公司財務報表之兌換差額	320,309	**(42,029)**
可供出售投資公平值變動產生之盈利（虧損）	48,174	**(9,910)**
重新分類為投資物業前之其他物業公平值變動產生之盈利	13,024	**—**
其他物業公平值變動產生之遞延税項負債	(2,149)	**—**
可供出售投資公平值變動產生之遞延税項負債	(3,590)	**—**
直接於權益中確認之淨收入（支出）	375,768	**(51,939)**
出售可供出售投資時撥回之遞延税項負債	3,590	**—**
出售可供出售投資時撥往損益之投資重估儲備金	(21,756)	**(1,873)**
出售一共同控制個體之權益時變現之換算儲備金	(76,918)	**—**
本年度溢利	6,528,890	**1,997,463**
本年度確認之收入總額	6,809,574	**1,943,651**
應佔數額：		
公司股權持有人	6,219,048	**1,629,902**
少數股東權益	590,526	**313,749**
	6,809,574	**1,943,651**

綜合現金流量表

截至二零零九年六月三十日止年度

	2008 港幣千元 (重列)	2009 港幣千元
經營業務		
除稅前溢利	6,867,994	**2,218,741**
調整：		
攤銷預付土地租賃款項	2,845	**2,845**
物業、機械及設備折舊	36,595	**46,681**
股息收入	(2,877)	**—**
物業於落成後轉撥至投資物業時確認之盈利	(371,408)	**(510,847)**
投資物業公平值變動產生之盈利	(270,334)	**(209,359)**
以實物方式分派一附屬公司股份所產生之盈利	—	**(143,572)**
出售可供出售投資之盈利	(21,756)	**(1,873)**
出售共同控制個體及聯營公司之盈利	(4,741,457)	**—**
出售投資物業之盈利	(27,106)	**—**
視作出售一附屬公司部份權益之盈利	(291)	**—**
財務成本	86,759	**35,270**
來自銀行存款、貸款及應收款項之利息	(288,325)	**(115,359)**
出售物業、機械及設備之虧損	622	**217**
以股份為基礎之付款支出	36,883	**29,440**
應佔其溢利		
共同控制個體	(1,044,192)	**(1,109,292)**
聯營公司	(6,743)	**(6,858)**
營運資金變動前經營現金流量	257,209	**236,034**
存貨之(增加)減少	(3,767)	**3,124**
物業存貨之增加	(70,969)	**(122,740)**
貿易及其他應收賬款、按金及預付款項之減少(增加)	77,850	**(9,530)**
貿易及其他應付賬款、租務及其他按金之減少	(2,094)	**(65,413)**
經營活動所產生之現金	258,229	**41,475**
已付稅項		
香港利得稅	(15,968)	**(28,145)**
其他地區稅項	(29,051)	**(1,616)**
經營業務產生之現金淨額	213,210	**11,714**

綜合現金流量表(續)

截至二零零九年六月三十日止年度

	附註	2008 港幣千元 (重列)	2009 港幣千元
投資業務			
已收利息		292,573	**119,936**
已收股息		576,412	**1,104,668**
收購一間附屬公司(扣除現金及現金等值物)	38	—	**(208,007)**
投資物業之增加		(248,294)	**(35,159)**
物業、機械及設備之增加		(95,329)	**(57,757)**
預付土地租賃款項之增加		(35,803)	**(39,432)**
於共同控制個體之投資		(947,752)	**(111,978)**
共同控制個體償還之貸款		1,687,316	**55,029**
給予一共同控制個體之貸款		—	**(25,000)**
償還聯營公司之款項		(803)	**(124)**
購入可供出售投資		(63,784)	**—**
出售可供出售投資所得款項		65,544	**21,868**
出售一附屬公司(扣除現金及現金等值物)	39	4,571,600	**—**
出售一共同控制個體所得款項		1,765,907	**—**
出售聯營公司所得款項		18	**—**
出售一共同控制個體之已付稅項		(132,376)	**—**
發展中物業之增加		(170,825)	**(191,036)**
自下列出售之已收淨額			
投資物業		186,936	**—**
其他物業、機械及設備		72	**202**
收購一附屬公司額外權益		(29,572)	**(39,049)**
來自投資業務之現金淨額		7,421,840	**594,161**
融資活動			
已付股息予			
股東		(2,038,718)	**(4,610,654)**
附屬公司之少數股東		(367,297)	**(1,157,244)**
一附屬公司發行股份之所得款項		592	**—**
一附屬公司之一少數股東之墊款		46,921	**—**
公司發行股份所得款項		30,371	**45,975**
回購股份		(259,294)	**(361,468)**
一共同控制個體之墊款		—	**2,243**
已付貸款安排費用及銀行手續費		(49,088)	**(29,105)**
用於融資活動之現金淨額		(2,636,513)	**(6,110,253)**
現金及現金等值物之增加(減少)淨額		4,998,537	**(5,504,378)**
年初現金及現金等值物		5,757,579	**10,782,361**
外幣兌換率變動之影響		26,245	**(76)**
年末現金及現金等值物(即銀行結餘及現金)		10,782,361	**5,277,907**

1. 一般資料

公司為一間於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司(「香港聯交所」)上市。公司之註冊辦事處及主要營業地點為香港皇后大道東183號合和中心64樓。

本綜合財務報表以港幣，即以公司之功能貨幣呈列。

於本年度，由於相關投資活動及策略出現變動，故合和公路基建有限公司(「合和公路基建」，為公司之非全資附屬公司，其股份於香港聯交所上市)將其功能貨幣由港幣轉為人民幣。合和公路基建功能貨幣變動之影響已入賬。合和公路基建財務報表的所有項目已按變動日之匯率換算為人民幣。所產生之非貨幣項目換算金額視作其歷史成本處理。

公司及其附屬公司(統稱為「集團」)主要從事收費公路及發電廠投資、物業發展及投資、物業代理及管理、酒店投資及管理、餐館營運及食品經營業務。

2. 採用新訂及經修訂香港財務報告準則(「香港財務報告準則」)

於本年度，集團已應用以下由香港會計師公會(「香港會計師公會」)頒佈之修訂及詮釋(「新訂香港財務報告準則」)，該等修訂及詮釋現已或隨之生效。

香港會計準則第39號及香港財務報告準則第7號(修訂本)	重新分類財務資產
香港(國際財務報告解釋委員會)－詮釋第12號	服務經營權安排
香港(國際財務報告解釋委員會)－詮釋第13號	客戶忠誠度計劃
香港(國際財務報告解釋委員會)－詮釋第14號	香港會計準則第19號 — 界定福利資產的限制、最低資金要求及兩者的互動關係

服務經營權安排

於本年度，集團若干共同控制個體已應用於二零零八年七月一日開始之集團財政期間生效之香港(國際財務報告解釋委員會)－詮釋第12號「服務經營權安排」。

根據香港(國際財務報告解釋委員會)－詮釋第12號，此詮釋範圍內之基建並不確認為營運商之物業、機械及設備，而是按照香港會計準則第38號「無形資產」確認為無形資產，惟以營運商獲得權利(執照)向公共服務之用戶徵收費用者為限。下文概述採納此項詮釋之財務影響。

集團若干共同控制個體之會計政策變動影響概要

上文會計政策變動對本年度及過往年度業績產生之影響按功能項目分類如下：

	2008 *港幣千元*	***2009*** ***港幣千元***
應佔共同控制個體溢利增加	17,780	**17,703**
所得税支出增加	(890)	**(885)**
本年度溢利增加	16,890	**16,818**

2. 採用新訂及經修訂香港財務報告準則(「香港財務報告準則」)(續)

服務經營權安排(續)

集團若干共同控制個體之會計政策變動影響概要(續)

應用香港(國際財務報告解釋委員會)—詮釋第12號對於二零零八年六月三十日之影響概述如下：

	30.6.2008 (原本呈列) 港幣千元	調整 港幣千元	30.6.2008 (重列) 港幣千元
資產負債表項目			
資產			
於共同控制個體之權益	5,703,370	(142,558)	5,560,812
股東權益及負債			
換算儲備	387,014	(20,068)	366,946
保留溢利	11,552,531	(79,569)	11,472,962
少數股東權益	3,269,734	(37,165)	3,232,569
遞延税項負債	882,930	(5,756)	877,174
	16,092,209	(142,558)	15,949,651

應用香港(國際財務報告解釋委員會)—詮釋第12號對集團股東權益於二零零七年七月一日之影響概述如下：

	1.7.2007 (原本呈列) 港幣千元	調整 港幣千元	1.7.2007 (重列) 港幣千元
換算儲備	176,114	(9,622)	166,492
保留溢利	7,891,295	(91,930)	7,799,365
少數股東權益	3,058,754	(37,929)	3,020,825
	11,126,163	(139,481)	10,986,682

應用香港(國際財務報告解釋委員會)—詮釋第12號對集團本年度及過往年度每股基本及攤薄後溢利之影響概述如下：

對每股基本溢利之影響

	2008 港幣元	**2009** **港幣元**
調整前之數據	6.65	**1.89**
會計政策變動產生之調整	0.01	**0.01**
經調整	6.66	**1.90**

2. 採用新訂及經修訂香港財務報告準則(「香港財務報告準則」)(續)

服務經營權安排(續)

集團若干共同控制個體之會計政策變動影響概要(續)

對每股攤薄後溢利之影響

	2008 港幣元	2009 港幣元
調整前之數據	6.62	**1.89**
會計政策變動產生之調整	0.01	**0.01**
經調整	6.63	**1.90**

集團並無提早應用以下已頒佈但尚未生效之新訂及經修訂準則、修訂或詮釋。

香港財務報告準則(修訂本)	改善二零零八年香港財務報告準則[1]
香港財務報告準則(修訂本)	改善二零零九年香港財務報告準則[2]
香港會計準則第1號(經修訂)	財務報表之呈列[3]
香港會計準則第23號(經修訂)	借貸成本[3]
香港會計準則第27號(經修訂)	綜合及獨立財務報表[4]
香港會計準則第32號及第1號(修訂本)	可沽財務工具及清盤時之責任[3]
香港會計準則第39號(修訂本)	合資格對沖項目[4]
香港財務報告準則第1號及香港會計準則第27號(修訂本)	附屬公司、共同控制個體或聯營公司之投資成本[3]
香港財務報告準則第1號(修訂本)	首次採用者之額外豁免[5]
香港財務報告準則第2號(修訂本)	歸屬條件及註銷[3]
香港財務報告準則第2號(修訂本)	集團以股份為基礎及以現金結算之交易[5]
香港財務報告準則第3號(經修訂)	業務合併[4]
香港財務報告準則第7號(修訂本)	金融工具披露之改善[3]
香港財務報告準則第8號	經營分部[3]
香港(國際財務報告解釋委員會)－詮釋第15號	房地產建造協議[3]
香港(國際財務報告解釋委員會)－詮釋第16號	海外運營淨投資套期[6]
香港(國際財務報告解釋委員會)－詮釋第17號	分派非現金資產予持有人[4]
香港(國際財務報告解釋委員會)－詮釋第18號	客戶轉讓資產[7]

1 於二零零九年一月一日或之後開始之年度期間生效,惟香港財務報告準則第5號修訂本則除外,該準則於二零零九年七月一日或之後開始之年度期間生效
2 於二零零九年一月一日、二零零九年七月一日及二零一零年一月一日或之後開始之年度期間(如適用)生效
3 於二零零九年一月一日或之後開始之年度期間生效
4 於二零零九年七月一日或之後開始之年度期間生效
5 於二零一零年一月一日或之後開始之年度期間生效
6 於二零零八年十月一日或之後開始之年度期間生效
7 轉讓於二零零九年七月一日或之後生效

2. 採用新訂及經修訂香港財務報告準則(「香港財務報告準則」)(續)

採納香港財務報告準則第3號(經修訂)可能影響集團於自二零零九年七月一日開始之首個年度報告期間或之後開始之收購日期之業務合併的會計處理。香港會計準則第27號(經修訂)將會影響集團於附屬公司之權益變動的會計處理。採納香港財務報告準則(修訂本)「改善二零零八香港財務報告準則」所載對香港會計準則第40號「投資物業」之修訂,或會影響集團日後用作投資物業之發展中物業之會計政策。香港會計準則第40號之修訂將該類物業劃入香港會計準則第40號之範圍,故須根據集團之會計政策以公平值模式列賬。該物業目前根據香港會計準則第16號「物業、機械及設備」按成本扣除減值列賬。修訂本將予應用,並於集團自二零零九年七月一日或之後開始之財政期間生效。

公司董事預期應用其他新訂或經修訂準則、修訂或詮釋將不會對集團之業績及財務狀況造成重大影響。

3. 主要會計政策

除若干物業及金融工具按公平值計量外(誠如下文所載會計政策所詳述),綜合財務報告表乃根據歷史成本基準編製。

綜合財務報告表乃遵照香港會計師公會所頒佈之香港財務報告準則編製。此外,綜合財務報告表包括香港聯交所證券上市規則及香港公司條例規定之適用披露。

所採納之主要會計政策如下:

綜合賬目之基準

綜合財務報告表包括公司及被其附屬公司控制之個體(包括特殊目的個體)之財務報告表。控制乃指公司有權監管一間個體之財務及經營政策,以於其業務中獲取利益。

年內收購或出售之附屬公司之業績均由收購生效之日期起或至出售生效之日期適當地計入綜合收益表內。

如有需要,會對附屬公司之財務報表作出調整,以令其會計政策與集團其他成員公司所用者一致。

所有集團內公司間之交易、結餘、收入及支出已在綜合賬目時對銷。

綜合入賬之附屬公司之淨資產之少數股東權益乃與集團之權益分開呈列。少數股東於該等淨資產之權益包括於原本之企業合併日期該等權益之金額及自合併日期以來少數股東應佔權益之變動。超出適用於少數股東於附屬公司之權益之虧損乃與集團之權益對銷,惟倘若少數股東有具約束力之義務及能夠額外作出投資以彌補虧損則除外。

業務合併

收購業務乃採用購買法入賬。收購成本按交易當日集團為獲得被收購者控制權而給予之資產、產生或承擔之負債及發行之股本工具之公平值總額,另加業務合併直接應佔之任何成本計量。被收購者之可識別資產、負債及或然負債如符合香港財務報告準則第3號「業務合併」之確認條件,則按收購日之公平值予以確認。

3. 主要會計政策(續)

以實物方式分派一附屬公司股份

當股息獲得恰當批准並不再受公司支配時(即股息分派獲股東批准的日期或分派當日),應付股息須予以確認。

應付股息乃按於附屬公司之將予分派權益之公平值計量。在結算應付股息時,於附屬公司之已分派權益賬面值與應付股息賬面值之差額在損益中確認。

附屬公司之投資

於公司之資產負債表內,附屬公司之投資乃按成本減任何被確認減值虧損入賬。

共同控制個體權益

任何涉及成立一間獨立企業,各經營者均對該企業之經濟活動有共同控制權之合營安排乃列為共同控制個體。

共同控制個體之業績及資產及負債按權益會計法在綜合財務報表綜合入賬。根據權益法,於共同控制個體之投資按成本值在綜合資產負債表列賬,並就集團於收購後應佔該共同控制個體之資產淨值所作出調整,再減任何被確認減值虧損入賬。倘集團應佔共同控制個體之虧損相等於或超出其於該共同控制個體之權益(包括任何長期權益,實質上構成集團於該共同控制個體之投資淨額部份),則集團不再確認其應佔之額外虧損。惟僅限於集團已產生法律或推定責任或已代表該共同控制個體作出付款之情況下,集團會就額外應佔之虧損計提撥備並確認負債。

集團已就建造及發展共同控制個體經營之收費公路產生額外發展開支,且該等個體並無入賬。該等成本乃計入共同控制個體之額外投資成本內,並按有關共同控制個體折舊其項目之成本政策,由該項目之營運日開始於合作期間攤銷。當出售一共同控制個體時,相關之未攤銷額外投資成本將計入出售損益內。

倘一間集團實體與集團共同控制個體進行交易,損益乃按集團於有關共同控制個體所佔之權益沖銷。

聯營公司權益

聯營公司指投資者對其具有重大影響力之個體,且該個體既非附屬公司亦非合營企業權益。

聯營公司之業績及資產及負債按權益會計法在綜合財務報表綜合入賬。根據權益法,於聯營公司之投資按成本值在綜合資產負債表列賬,並就集團於收購後應佔該聯營公司之資產淨值作出調整,再減任何被確認減值虧損入賬。倘集團應佔聯營公司之虧損相等於或超出其於該聯營公司之權益(包括任何長期權益實質上構成集團於該聯營公司之投資淨額一部份),則集團不再確認其應佔之額外虧損。惟僅限於集團已產生法律或推定責任或已代表該聯營公司作出付款之情況下,集團會就額外應佔之虧損計提撥備並確認負債。

倘一間集團實體與集團聯營公司進行交易,損益乃按集團於有關聯營公司所佔之權益沖銷。

於公司之資產負債表內,於聯營公司之投資乃按成本值減任何被確認減值虧損入賬。

3. 主要會計政策(續)

投資物業

投資物業乃指持有作出租及／或作資本增值的物業。

投資物業於初步按成本值計量，包括任何直接應佔支出。首次確認後，投資物業即採用公平值模式計量其公平值。投資物業之公平值變動產生之損益於其產生之期間在損益賬內確認。

當出售或永久不再使用或出售該投資物業預期不會帶來經濟利益時，則不再確認該投資物業。因不再確認資產而產生之任何損益(以出售所得款項淨額與資產賬面值之差額計算)計入不再確認該項目之年度之綜合收益表內。

倘一項投資物業因用途有變(即不再由業主自用)而被視為物業、機械及設備，則該物業賬面值與轉撥日期之公平值之差額在損益中確認。用途出現改變後，該物業將按視作成本入賬，等於轉撥日期之公平值減其後累計折舊及累計減值虧損。

物業、機械及設備

物業、機械及設備(包括持作用於生產或供應貨物或服務或作行政用途之租賃土地及樓宇)，乃按成本或視作成本減其後累計折舊及累計減值虧損入賬。

物業、機械及設備項目之折舊則按該等資產全面投入運作之日起之估計可用年期並計入其估計剩餘價值後，以直線法撇銷資產之成本或視作成本。

倘物業、機械及設備項目因用途有變(即不再由業主佔用)而被視為投資物業，則該項目賬面值與於用途轉變日期之公平值之任何差額在物業重估儲備金中確認。其後當該資產出售或停用時，有關重估儲備金將直接轉撥往保留溢利。

當出售或持續使用該資產預期不會帶來未來經濟利益時，則不再確認該物業、機械及設備項目。因不再確認資產而產生之任何損益(以出售所得款項淨額與該項目之賬面值之差額計算)計入不再確認該項目之年度之綜合收益表內。

發展中物業

歸類為非流動資產之發展中物業包括處於施工階段以供生產用途或自用為目的以及自建投資物業。發展中物業乃按成本值扣除任何確認減值虧損入賬。此等物業之成本值包括發展費用和其他應佔直接開支，以及(如適當)資本化借貸成本。

當租賃土地及樓宇在建時，該租賃土地部份列為預付土地租賃款項，並於租賃期內以直線法攤銷。在建期間，就租賃土地計提之攤銷支出計作發展中物業部份成本。

3. 主要會計政策(續)

發展中物業(續)

倘供生產用途或自用的發展中物業完成及可用作預計用途，則撥入物業、機械及設備之適當分類。該等資產於可作預計用途時起按與其他物業資產相同的基準折舊。

在建或未來將發展為投資物業使用之物業歸類為發展中物業，並按成本減任何被識別減值虧損列賬。發展完成後，物業重新分類為投資物業，隨後以投資物業入賬。物業於重新分類之時之公平值與其原先之賬面值之任何差額於損益中確認。

減值

於每個結算日，集團會對其資產之賬面值進行核查，以確定是否有跡象顯示該等資產已發生減值虧損。如估計資產之可收回數額低於其賬面值，則將該資產之賬面值減低至其可收回數額。減值虧損適當地確認於損益中。

假若減值虧損於其後撥回，該資產之賬面值增加至其可收回數額之重新估計值，惟增加後之賬面值不能超過該資產過往年度若無已確認減值虧損之賬面值。減值虧損之撥回即時確認為收入。

預付土地租賃款項

預付土地租賃款項指購入租賃土地權益之預付款，按成本值列賬，並以直線法於租賃期內攤銷。

金融工具

倘一集團實體成為金融工具合約條文之訂約方，則於資產負債表中確認金融資產及金融負債。金融資產及金融負債首先按公平值計量。因收購或發行金融資產及金融負債(按公平值於損益中處理之金融資產及負債除外)而直接產生之交易成本於首次確認時計入金融資產或金融負債(如適用)之公平值或自金融資產或金融負債(如適用)之公平值扣除。

金融資產

集團及公司之金融資產分為貸款及應收款項或可供出售金融資產。所有金融資產常規購買或出售按買賣日基準確認或不再確認。常規買賣或出售金融資產而需要根據在市場已成立之規則或慣例下在預定時間內交付資產。就各類金融資產採納之會計政策載列下文。

實際利率法

實際利率法乃計算金融資產之攤銷成本，以及於相關期間攤分利息收入之方法。實際利率是指可準確將估計未來收取的現金流量(包括構成實際利率不可或缺部份之一切已付或已收費用、交易成本及其他溢價或折讓)於金融資產之預計年期或較短期間(如適用)貼現之利率。

債務工具之利息收入按實際利率基準確認。

貸款及應收款項

貸款及應收款項乃指固定或可確定付款金額但並無活躍市場之市價之非衍生金融資產。於首次確認後之每個結算日，貸款及應收款項(包括應收款項、給予一共同控制個體之貸款、貿易及其他應收賬款、應收附屬公司款項及銀行結餘及現金)採用實際利率法按經攤銷成本減任何被確定之減值虧損列賬(見下文有關金融資產之減值虧損之會計政策)。

3. 主要會計政策(續)

金融工具(續)

可供出售金融資產

可供出售金融資產為非衍生項目，其為已選定為可供出售金融資產或非分類為持有至到期之投資、按公平值於損益中處理之金融資產或貸款及應收款項。

於首次確認後各結算日，可供出售金融資產按公平值計算。公平值之變動於權益中確認，直至該金融資產被出售或被決定有所減值，屆時過往於權益確認之累計收入或虧損會自權益剔除，並於損益中確認。(見下文有關金融資產之減值虧損之會計政策)。

就可供出售之股權投資而言，倘並無活躍市場之市價報價，而其公平值未能可靠計算，該等可供出售之股權投資於首次確認後之每個結算日按成本值減任何被確認之減值虧損計算。(見下文有關金融資產之減值虧損之會計政策)。

金融資產之減值虧損

金融資產會於每個結算日評定是否有減值跡象。於有客觀證據顯示金融資產之預期未來現金流量因於初步確認該金融資產後發生之一項或多項事件而受到影響時，便對金融資產作出減值。

對於可供出售之股權投資，該項投資之公平值大幅或長時間下跌至低於其成本，便視為減值之客觀證據。

對於所有其他金融資產，減值之客觀證據可包括：

- 發行人或對手方出現重大財政困難；或
- 未能繳付或延遲償還利息或本金；或
- 借款人有可能面臨破產或財務重組。

就若干類別之金融資產(如貿易應收賬款)而言，被評估為並無減值之個別資產其後將會彙集一併評估減值。應收款項組合減值之客觀證據包括集團過去收取付款之經驗、組合內延遲付款超過平均信貸期限十五至六十天宗數之增加、可觀察到與拖欠應收賬項相關之全國或區域性經濟狀況之改變。

對於按攤銷成本列賬之金融資產而言，當有客觀證據顯示資產已減值，則於損益確認減值虧損，並按資產賬面值與按原實際利率貼現之估計日後現金流量現值之差額計算。

就按成本列賬之金融資產而言，減值虧損金額按資產賬面值與按類似金融資產之現行市場利率折現估計未來現金流量之現值間之差額計算。有關減值虧損將不會於往後期間撥回。

與所有金融資產有關之減值虧損會直接於金融資產之賬面值扣減，惟貿易應收賬款、應收附屬公司款項及給予一共同控制個體之貸款除外，其賬面值會透過撥備賬作出扣減。撥備賬內之賬面值變動會於損益確認。當該等款項被視為不可收回時，其將於撥備賬內撇銷。如其後收回之前已撇銷之款項，則會計入損益。

3. 主要會計政策(續)

金融工具(續)

金融資產之減值虧損(續)
對於按攤銷成本計算之金融資產而言，如日後減值虧損金額減少，而該減少可客觀地與確認減值虧損後發生的事項相關，以往確認的減值虧損則透過損益撥回，惟須資產賬面值於減值撥回日期不超過倘並無確認減值而原有之攤銷成本。

按公平值列賬之可供出售金融資產之減值虧損將不會於隨後期間於損益撥回。於減值虧損後錄得之任何公平值增加直接於權益中確認。

金融負債及股本
由集團實體發行之金融負債及股本工具乃根據所訂立之合約之具體安排與金融負債及股本工具之定義而分類。

股本工具是證明在扣除所有負債後享有集團資產餘下權益之任何合約。公司發行之股權工具乃按已收取之所得款項扣除直接發行成本後入賬。

金融負債(包括應付附屬公司款項、應付一附屬公司之一少數股東款項、貿易及其他應付賬款、租務及其他按金、應付聯營公司款項及應付一共同控制個體款項)其後採用實際利率法按經攤銷成本計算。

實際利率法
實際利率法乃計算金融負債之攤銷成本，以及於相關期間攤分利息支出之方法。實際利率是指可準確將估計未來支付的現金流量於金融負債之預計年期或較短期間(如適用)貼現之利率。

利息支出按實際利率基準確認。

不再確認
當自資產收取現金流量之權利屆滿或金融資產被轉讓及集團已將金融資產之所有權之絕大部份風險及回報轉移，則金融資產不再確認。於不再確認金融資產時，資產賬面值與所收取及應收之代價已直接於權益中確認之累計損益之總和兩者間之差額於損益中確認。

當有關合約中訂明之責任已解除、註銷或屆滿時，則金融負債不再確認。不再確認之金融負債之賬面值與已付及應付代價之差額於損益中確認。

存貨
存貨乃按成本值或可變現淨值兩者之較低值入賬。成本按先進先出法計算。

物業存貨
持作出售之已落成物業及發展中物業乃按成本值及可變現淨值之較低者入賬。成本包括土地成本、發展費用、根據集團之會計政策資本化之借貸成本及其他應佔直接開支。可變現淨值為於日常業務過程中之估計售價減管理層按當時市況釐定出售所需之估計成本。

3. 主要會計政策(續)

撥備

當集團因過往事件而承擔現時責任(法定或推定),而集團可能將被要求履行有關責任,且能可靠估計有關責任之金額時,則會確認撥備。

確認為撥備之金額乃經考慮有關責任之風險及不確定性,於結算日對履行現時責任所需金額作出之最佳估計而釐定。倘按履行現時責任估計所需之現金流量計算撥備,則其賬面值為有關現金流量之現值。

租賃

凡租約條款規定擁有權之絕大部份風險及回報撥歸承租人之租約均列為融資租約。所有其他租約均列為營業租約。

集團作為出租人

營業租約之租金收入於有關租賃期內按直線法於綜合收益表確認。

集團作為承租人

根據營業租約應付之租金以直線法於有關租賃期內自損益中扣除。作為吸引訂立營業租約之已收及應收利益乃於租賃期內以直線法確認為租金開支之扣減。

租賃土地及樓宇

土地及樓宇租賃之土地及樓宇部份就租賃分類而獨立入賬,惟租賃付款若未能可靠地於土地及樓宇部份之間作出分配,則於此情況下,整項租賃一概視為融資租賃,並作為物業、機械及設備入賬。若租賃付款能可靠地劃分,則於土地之租賃權益應作為經營租賃入賬,惟根據公平值模式分類及列作投資物業,以及從投資物業轉撥至物業、機械及設備之物業亦按融資租賃入賬。

外幣

於編製各個別集團實體之財務報告表時,以該實體之功能貨幣以外之貨幣(外幣)進行之交易乃按於交易日期之匯率換算為其功能貨幣(即該實體經營所在之主要經濟環境之貨幣)。於各結算日,以外幣定值之貨幣項目乃按結算日之匯率重新換算。按公平值列賬及以外幣定值之非貨幣項目乃按其公平值釐定當日之匯率重新換算。按歷史成本計量及以外幣定值之非貨幣項目不會重新換算。

貨幣項目結算及貨幣項目換算產生之匯兑差額乃於產生之期間確認損益。重新換算按公平值列賬之非貨幣項目產生之匯兑差額計入相應期間之損益,惟直接於權益中確認損益之非貨幣項目除外,在此情況下,重新換算非貨幣項目產生之匯兑差額亦會直接於權益中確認。

就呈報綜合財務報表而言,集團之海外業務資產及負債乃按結算日之通行匯率換算為集團之呈報貨幣(即港元),而相關之收入及開支則按年內之平均匯率換算,惟倘年內匯率顯著波動則除外,於該情況下,則採用交易日期之通行匯率。所產生之匯兑差額(如有)乃確認為權益之獨立部份(換算儲備金)。該匯兑差額乃於出售海外業務之期間內於確認損益。

3. 主要會計政策(續)

稅項

所得稅支出指即現期應付稅項及遞延稅項之總和。

即期應付稅項乃按本年度應課稅溢利計算。應課稅溢利與綜合收益表中所呈報之溢利不同,乃由於應課稅溢利不包括於其他年度應課稅之收入或抵扣之開支,亦不包括永不須課稅或獲抵扣之項目。集團之即期稅項負債乃按結算日已頒佈或大體上已頒佈之稅率計算。

遞延稅項指從綜合財務報表內資產及負債賬面值與計算應課稅溢利所採用的相應稅基之差額,並以資產負債表負債法處理。遞延稅項負債一般就所有應課稅暫時性差額確認,而遞延稅項資產則可能可扣減暫時性差額對銷應課稅溢利時確認。若交易中因商譽或因首次確認之其他資產及負債(業務合併除外)而產生之暫時性差額並不影響應課稅溢利或會計溢利時,則不會確認該等遞延稅項資產及負債。

遞延稅項負債乃按於附屬公司及聯營公司之投資以及於合營企業之權益引致之應課稅暫時性差額而確認,惟若集團可控制該暫時性差額之撥回,且該暫時性差額可能不會於可見將來逆轉則除外。

遞延稅項資產之賬面值於每個結算日作出檢討,並按足夠應課稅溢利以收回全部或部份資產價值而予以相應扣減。

遞延稅項乃按預期於負債清償或資產變現之期間之稅率計算。遞延稅項扣除損益或計入損益,惟倘遞延稅項相關項目直接自權益中扣除或計入,在此情況下遞延稅項亦會於權益中處理。

借貸成本

為購買、建造或生產合資格資產,其直接應計之借貸成本,均資本化為此等資產成本之一部份。當該等資產大致上已完成作其預計用途或銷售時,該等借貸成本便停止資本化。待用於合資格資產上之特定借貸作暫時投資所賺取之投資收入,可從資本化借貸成本中扣除。

所有其餘借貸成本於發生時均確認損益。

退休福利費用

對界定供款退休福利計劃之供款於僱員提供使其有權獲得供款之服務時以開支列賬。

以股權結算以股份支付之交易

就優先認股權計劃而言,所獲服務之公平值乃參考認股權於授出日期之公平值釐定,在認股權歸屬期間以直線法列作開支,並於權益(認股權儲備金)中作相應增加。認股權獲行使時,以往於認股期儲備金中確認之款項將撥入股本溢價。當認股權於歸屬日期後被沒收或於屆滿日仍未行使,以往於認股權儲備金中確認之款項將撥入保留溢利。

就股份獎勵計劃而言,所獲服務之公平值乃參考獎授股份於獎授日期之公平值釐定,在歸屬期間以直線法列作開支,並於股份獎勵儲備金作相應之增加。收購公司持作股份獎勵計劃之股份的成本列作庫存股份(持作股份獎勵計劃之股份)。於獎授股份獲歸屬時,以往於股份獎勵儲備金確認之金額及有關庫存股份之金額將撥往保留溢利。

3. 主要會計政策(續)

以股權結算以股份支付之交易(續)

於每個結算日，集團修訂其對預期最終歸屬之認股權及獎授股份之估計數目。於歸屬期內修訂估計數目產生之影響(如有)確認損益，並分別對認股權儲備金及股份獎勵儲備金作相應調整。

收入確認

收入按已收或應收代價之公平值計算，即就日常業務過程中出售之貨品及提供之服務應收之款項(扣除折扣及銷售相關稅項)。

物業租賃

有關營業租約物業之租金收入按有關租約年期以直線法基準確認。

物業代理及管理

提供物業代理及管理服務之收入在提供有關服務時確認。

物業發展

於日常業務過程中出售物業之收入於相關物業之開發完成時確認，即有關物業已獲政府有關部門頒發竣工證明，而物業已交付買家，且能合理確保可收取有關應收款項。收入確認日之前已收取買家之按金及分期付款乃計入資產負債表流動負債。

基建項目投資

就基建項目投資提供管理服務所得收入於提供有關服務時予以確認。

酒店投資及管理

酒店投資及管理之收入在提供有關服務時予以確認。

餐館營運及食品經營

餐館營運及食品經營之收入在運送貨物後及提供有關服務時確認。

利息收入

金融資產之利息收入乃經參考未償還本金並按時間基準及適用實際利率計算，該利率乃透過金融資產預計年期將估計未來現金收入準確貼現為該資產賬面淨值之比率。

股息收入

投資之股息收入乃於集團獲派股息之權利確立時確認。

4. 估計不確定性之主要來源

於採用附註3所述集團會計政策時，公司董事須對無法依循其他途徑即時得知之資產及負債之賬面值作出判斷、評估及假設。根據過往經驗及視為相關之其他因素作出該等估計及相關假設。實際結果或會與該等估值有所不同。

該等估值及相關假設會持續進行檢討。倘會計估值之修訂只影響到修訂估值之期間，則有關修訂會在該期間確認；倘修訂影響到當前及未來期間，則會在修訂期間以及未來期間確認。

以下為結算日很可能導致下一個財政年度須對資產及負債賬面值作出重大調整的有關未來之主要假設及其他估計不確定因素之主要來源。

投資物業

投資物業根據獨立專業估值師作出之估值以公平值入賬。估值師基於涉及若干市況估計之估值方法釐定公平值。依據該估值報告，公司董事已作出適當判斷，並信納該估值所用之假設可反映當時之市況。該等假設之變動將導致集團投資物業之公平值發生變動，而對呈報於綜合收益表之損益金額將作出相應調整。

共同控制個體持有之經營權無形資產攤銷及於共同控制個體之額外投資成本攤銷

共同控制個體持有之經營權無形資產攤銷及集團於共同控制個體之額外投資成本攤銷乃根據有關收費高速公路之實際車流量與各共同控制個體服務經營權協議剩餘經營權期間估計總車流量之比率進行計算。倘估計總車流量與實際結果出現重大差異，則集團於共同控制個體之權益及分佔該等共同控制個體之業績之賬面值或需作出之相應調整。

共同控制個體所經營收費高速公路之重鋪路面責任

根據合約服務安排，集團之若干共同控制個體於相關經營權期間有責任將收費高速公路的服務維持於一定水準。維護或修復收費高速公路(提升服務除外)之責任將予以確認並作為一項重鋪路面責任計算。

預期於結算日履行責任所需之金額，乃按根據服務經營權安排規定之經營權期間所進行之主要重鋪路面之數量及各事項所產生之預期費用釐定。成本於其後根據除稅前貼現率貼現至現值。

倘若預期開支、重鋪路面計劃及貼現率出現重大變動，則集團於共同控制個體之權益及分佔該等共同控制個體之業績之賬面值或需作出相應調整。

由共同控制個體經營之發電廠折舊

由共同控制個體經營之發電廠折舊乃以生產單位法根據發電廠的預期產量及預期可使用年期計算。倘發電廠之預期產量或可使用年期有重大變動，則可能需對集團於共同個體權益之賬面值及應佔共同控制個體之業績作出調整。

5. 營業額

營業額主要包括來自物業租賃、代理及管理之收入，來自收費公路投資、酒店投資及管理、餐館營運及食品經營之物業發展及服務費收入，其分析如下：

	2008 港幣千元	2009 港幣千元
物業租賃、代理及管理	485,394	**553,559**
物業發展	5,562	**3,540**
收費公路投資	2,455	**—**
酒店投資及管理	219,389	**210,416**
餐館營運及食品經營	202,068	**200,278**
其他業務	94	**48**
	914,962	**967,841**

6. 業務及地區之分部資料

業務之分部

集團用以劃分作首要分類呈報之業務如下：

物業投資 — 物業租賃、代理及管理
物業發展 — 發展物業
收費公路投資 — 高速公路項目投資
酒店投資及管理 — 酒店持有及管理
餐館及食品經營 — 餐館營運及食品經營
發電廠 — 發電廠營運

該等業務之分部資料呈列如下。

分部營業額

截至六月三十日止年度

	2008			2009		
	對外 港幣千元	分部間之收入 港幣千元	合併 港幣千元	對外 港幣千元	分部間之收入 港幣千元	合併 港幣千元
物業投資	485,394	32,152	517,546	**553,559**	**42,594**	**596,153**
物業發展	5,562	—	5,562	**3,540**	**—**	**3,540**
收費公路投資	2,455	—	2,455	**—**	**—**	**—**
酒店投資及管理	219,389	13	219,402	**210,416**	**181**	**210,597**
餐館及食品經營	202,068	—	202,068	**200,278**	**—**	**200,278**
發電廠	—	—	—	**—**	**—**	**—**
其他業務	94	8,573	8,667	**48**	**12,700**	**12,748**
扣除	—	(40,738)	(40,738)	**—**	**(55,475)**	**(55,475)**
總營業額	914,962	—	914,962	**967,841**	**—**	**967,841**

分部間收入之價格是由管理層參考市場價格釐定。

6. 業務及地區之分部資料(續)

業務之分部(續)

分部業績

截至六月三十日止年度

	2008(重列)				2009			
	分部業績 港幣千元	共同控制個體 港幣千元	聯營公司 港幣千元	總額 港幣千元	分部業績 港幣千元	共同控制個體 港幣千元	聯營公司 港幣千元	總額 港幣千元
物業投資								
營運	251,053	1,237	2,135	254,425	**336,738**	**594**	**3,026**	**340,358**
物業落成後轉撥至投資物業時確認之盈利	371,408	—	—	371,408	**510,847**	**—**	**—**	**510,847**
投資物業公平值變動產生之盈利	270,334	—	—	270,334	**209,359**	**—**	**—**	**209,359**
	892,795	1,237	2,135	896,167	**1,056,944**	**594**	**3,026**	**1,060,564**
物業發展	(31,918)	—	—	(31,918)	**(28,292)**	**—**	**—**	**(28,292)**
收費公路投資	12,047	1,085,421	—	1,097,468	**(54,782)**	**1,116,390**	**—**	**1,061,608**
酒店投資及管理	54,877	—	3,880	58,757	**50,100**	**—**	**3,348**	**53,448**
餐館及食品經營	18,417	—	—	18,417	**14,630**	**—**	**—**	**14,630**
發電廠	—	(42,466)	—	(42,466)	**(568)**	**(7,692)**	**—**	**(8,260)**
其他業務	(12,007)	—	728	(11,279)	**(9,900)**	**—**	**484**	**(9,416)**
	934,211	1,044,192	6,743	1,985,146	**1,028,132**	**1,109,292**	**6,858**	**2,144,282**

	2008 港幣千元 (重列)	2009 港幣千元
分部業績		
公司及附屬公司	934,211	**1,028,132**
利息及其他收入	291,465	**115,885**
未分配之匯兑盈利(虧損)淨額	37,888	**(1,033)**
未分配之企業費用	(150,356)	**(150,568)**
	1,113,208	**992,416**
以實物方式分派一附屬公司股份所產生之盈利	—	**143,572**
出售可供出售投資之盈利	21,756	**1,873**
出售共同控制個體及聯營公司之盈利	4,741,457	**—**
出售投資物業之盈利	27,106	**—**
視作出售一附屬公司部份權益之盈利	291	**—**
財務成本	(86,759)	**(35,270)**
應佔其溢利		
共同控制個體	1,044,192	**1,109,292**
聯營公司	6,743	**6,858**
除税前溢利	6,867,994	**2,218,741**
所得税支出	(339,104)	**(221,278)**
本年度溢利	6,528,890	**1,997,463**

6. 業務及地區之分部資料(續)

業務之分部(續)

資產及負債

於二零零九年六月三十日

	分部資產 港幣千元	於共同控制個體權益及給予共同控制個體之貸款 港幣千元	於聯營公司權益 港幣千元	綜合資產總額 港幣千元	分部負債 港幣千元	綜合負債總額 港幣千元
物業投資	**9,330,071**	**12,053**	**20,598**	**9,362,722**	**251,901**	**251,901**
物業發展	**545,457**	**25,000**	**—**	**570,457**	**85,772**	**85,772**
收費公路投資	**9,825**	**6,037,367**	**—**	**6,047,192**	**35,267**	**35,267**
酒店投資及管理	**383,182**	**—**	**—**	**383,182**	**42,846**	**42,846**
餐館及食品經營	**124,627**	**—**	**—**	**124,627**	**21,259**	**21,259**
發電廠	**—**	**655,578**	**—**	**655,578**	**62,148**	**62,148**
其他業務	**23,583**	**—**	**6,444**	**30,027**	**17,422**	**17,422**
	10,416,745	**6,729,998**	**27,042**	**17,173,785**	**516,615**	**516,615**
可供出售投資				**33,318**		**—**
未分配之資產/負債				**6,575,280**		**1,278,373**
				23,782,383		**1,794,988**

於二零零八年六月三十日

	分部資產 港幣千元	於共同控制個體權益及給予共同控制個體之貸款 港幣千元 (重列)	於聯營公司權益 港幣千元	綜合資產總額 港幣千元 (重列)	分部負債 港幣千元	綜合負債總額 港幣千元 (重列)
物業投資	8,104,771	11,459	19,524	8,135,754	298,004	298,004
物業發展	420,788	—	—	420,788	61,986	61,986
收費公路投資	11,747	4,940,526	—	4,952,273	113,469	113,469
酒店投資及管理	393,537	—	—	393,537	50,728	50,728
餐館及食品經營	104,238	—	—	104,238	23,326	23,326
發電廠	—	664,278	—	664,278	—	—
其他業務	18,333	—	3,309	21,642	25,139	25,139
	9,053,414	5,616,263	22,833	14,692,510	572,652	572,652
可供出售投資				65,096		—
未分配之資產/負債				13,227,312		1,129,182
				27,984,918		1,701,834

6. 業務及地區之分部資料(續)

業務之分部(續)
其他資料

	2008			2009		
	資本性開支之增加 港幣千元	折舊 港幣千元	其他非現金開支 港幣千元	資本性開支之增加 港幣千元	折舊 港幣千元	其他非現金(收入)開支 港幣千元
物業投資	371,089	6,754	133	**260,903**	**8,633**	**(16)**
物業發展	21,567	1,260	—	**826**	**1,286**	**—**
收費公路投資	8,266	857	—	**223**	**4,837**	**—**
酒店投資及管理	27,878	18,384	—	**14,694**	**18,182**	**(255)**
餐館及食品經營	11,204	5,640	96	**4,295**	**6,050**	**87**
其他業務	176	652	—	**88**	**673**	**—**
未分配	195,309	3,048	—	**223,654**	**7,020**	**—**
	635,489	36,595	229	**504,683**	**46,681**	**(184)**

地區之分部

集團之酒店投資及管理、餐館及食品經營業務主要於香港運作。集團之物業投資及物業發展業務則於香港及中華人民共和國(「中國」)運作。集團之收費公路投資及發電廠皆位於中國。集團營業額按地區分佈分析如下：

	營業額	
	2008 港幣千元	2009 港幣千元
香港	905,689	**961,221**
中國	9,273	**6,620**
	914,962	**967,841**

按資產所在地區劃分之集團資產賬面值及投資物業、物業、機械及設備及發展中物業增加之分析如下：

	資產		投資物業、物業、機械及設備及發展中物業之增加	
	2008 港幣千元 (重列)	2009 港幣千元	2008 港幣千元	2009 港幣千元
集團分部資產				
香港	8,655,029	**9,886,270**	418,565	**280,079**
中國	397,746	**529,933**	21,615	**950**
其他地區	639	**542**	—	**—**
	9,053,414	**10,416,745**	440,180	**281,029**
其他資產(附註)	18,931,504	**13,365,638**	195,309	**223,654**
	27,984,918	**23,782,383**	635,489	**504,683**

附註： 未分配資產主要包括銀行存款、於共同控制個體之權益及給予一共同控制個體之貸款及可供出售投資。

7. 其他收入

	2008 港幣千元	2009 港幣千元
其他收入包括以下各項：		
利息來自		
銀行存款	283,502	**115,199**
貸款及其他應收賬款	4,823	**160**
來自上市證券之股息收入	2,877	**—**
匯兑盈利	111,362	**418**

8. 其他費用

其他費用指集團作出之慈善捐款。

9. 出售共同控制個體及聯營公司之盈利

	2008 港幣千元	2009 港幣千元
出售從事物業發展及物業管理之一共同控制個體及聯營公司之盈利*(附註(a))*	3,948,285	**—**
出售從事經營一高速公路之一共同控制個體之盈利*(附註(b))*	793,172	**—**
	4,741,457	**—**

附註：

(a) 於二零零八年六月三十日年度內，集團向一共同控制個體之股東之同系附屬公司氹仔新城市發展有限公司(「氹仔新城市公司」)，以港幣45.8億元之總代價出售公司於一附屬公司Nomusa Limited(「Nomusa」)之股東權益及向其提供之貸款，以及於兩間聯營公司，即濠庭都會物業管理有限公司(「濠庭都會」)及濠景花園物業管理有限公司(「濠景花園」)之股東權益。Nomusa之唯一資產為氹仔新城市公司50%股權及提供予氹仔新城市公司之貸款。氹仔新城市公司主要從事物業發展。該出售為集團帶來港幣39.48億元之盈利，並已於截至二零零八年六月三十日止年度之集團綜合收益表內確認。

(b) 於二零零八年六月三十日年度內，集團以作價人民幣17.1255億元出售其於一共同控制個體東南西環高速合營企業之全部權益。東南西環高速合營企業主要從事建設、經營及管理於中國的廣州東南西環高速公路。出售帶來港幣7.93億元之盈利，並已於截至二零零八年六月三十日止年度之集團綜合收益表內確認。

10. 財務成本

	2008 港幣千元	2009 港幣千元
貸款安排費及銀行手續費	65,849	**33,320**
應付一附屬公司之一少數股東款項之估算利息	—	**1,950**
償還一共同控制個體之利息*(附註)*	20,910	**—**
	86,759	**35,270**

附註： 東南西環高速合營企業過往曾籌集銀行貸款為發展其公路項目提供資金。該等銀行貸款利息由香港合營企業夥伴償付。集團於東南西環高速合營企業之全部權益已於截至二零零八年六月三十日止年度期間售出。(如附註9(b)所述)。

11. 應佔共同控制個體溢利

	2008 港幣千元 (重列)	2009 港幣千元
未計攤銷共同控制個體額外投資成本及貸款收入前之應佔共同控制個體溢利	1,102,851	**1,189,952**
貸款及註冊資本予共同控制個體之利息收入(*附註*)	23,258	**3,946**
攤銷共同控制個體額外投資成本	(81,917)	**(84,606)**
	1,044,192	**1,109,292**

附註： 集團向一共同控制個體墊支之免息貸款之估算利息為港幣380萬元(二零零八年：港幣360萬元)。

12. 除稅前溢利

	2008 港幣千元 (重列)	2009 港幣千元
除稅前溢利已扣除(計入)下列各項：		
核數師酬金	6,234	**5,868**
物業、機械及設備之折舊	36,595	**46,681**
預付土地租賃款項之攤銷	10,650	**10,572**
減：撥作發展中物業成本之數額	(7,805)	**(7,727)**
	2,845	**2,845**
出售物業、機械及設備之虧損	622	**217**
營業租約下物業之租金開支	1,125	**1,083**
員工成本(包括董事酬金)	338,095	**337,040**
應佔共同控制個體稅項(計入應佔共同控制個體溢利之內)	211,945	**130,931**
應佔聯營公司稅項(計入應佔聯營公司溢利之內)	588	**394**
投資物業之租金收入扣除應佔支出港幣212,141,000元(二零零八年：港幣183,656,000元)	(279,082)	**(334,064)**

13. 所得稅支出

	2008 港幣千元 (重列)	2009 港幣千元
香港利得稅		
本年度	24,529	**25,010**
往年撥備不足(超額撥備)	270	**(3,022)**
	24,799	**21,988**
其他地區稅項		
本年度	164,556	**1,237**
遞延稅項(*附註37*)	149,749	**198,053**
	339,104	**221,278**

13. 所得稅支出(續)

香港利得稅乃以本年度估計之應課稅溢利按16.5%(二零零八年：16.5%)計算。

集團於其他地區經營之稅項乃按該國所訂之稅率計算。

二零零八年其他地區稅項主要為集團共同控制個體 — 廣深珠高速公路有限公司(「廣深高速公路合營企業」)向集團償還興建及發展由廣深高速公路合營企業經營之收費高速公路之額外發展支出人民幣7.25億元，而產生之中國企業所得稅項為數約港幣2,300萬元(附註23(a))，及出售東南西環高速合營企業權益而產生之中國代扣繳稅項為數約港幣1.32億元(附註9(b))，上述稅項按中國當時適用之稅率計算。

於二零零七年三月十六日，中華人民共和國根據中華人民共和國國家主席令第63號頒佈中華人民共和國企業所得稅法(「新稅法」)。於二零零七年十二月六日，中國國務院刊發新稅法實施條例。新稅法及實施條例將自二零零八年一月一日起將集團中國附屬公司之稅率由33%調低至25%。

遞延稅項之詳情載於附註37。

本年度所得稅支出與綜合收益表中除稅前溢利之對賬如下：

	2008 港幣千元 (重列)	2009 港幣千元
除稅前溢利	6,867,994	**2,218,741**
按香港利得稅稅率16.5%(二零零八年：16.5%)計算之稅項	1,133,219	**366,092**
不可扣稅開支之稅務影響	36,800	**24,694**
毋須課稅收入之稅務影響	(723,155)	**(49,297)**
未確認稅項虧損之稅務影響	22,107	**14,535**
動用及確認過往未確認之稅項虧損 於遞延稅項之稅務影響	(16,031)	**(5,337)**
動用過往未確認之可扣減暫時性差異之稅務影響	(13)	**—**
應佔共同控制個體及聯營公司溢利之稅務影響	(173,404)	**(184,165)**
償付集團額外投資成本之中國企業所得稅項	22,889	**—**
往年撥備不足(超額)	270	**(3,022)**
由於稅率下降而產生之承前遞延稅項負債減少	(41,824)	**—**
於其他司法權區經營之附屬公司稅率不同產生之稅務影響	10,403	**(99)**
中國共同控制個體錄得之未分派盈利之遞延稅項	68,898	**56,212**
其他	(1,055)	**1,665**
本年度所得稅支出	339,104	**221,278**

14. 股息

	2008 港幣千元	2009 港幣千元
於年內確認為分派之股息		
現金股息：		
截至二零零八年六月三十日止年度之末期股息每股港幣40仙(二零零八年：截至二零零七年六月三十日止年度每股港幣82仙)	737,658	**355,626**
截至二零零八年六月三十日止年度之特別末期股息每股港幣110仙(二零零八年：截至二零零七年六月三十日止年度每股港幣35仙)	314,854	**977,971**
減：合和實業僱員股份獎勵計劃信託持有股份之股息(*附註35*)	(838)	**(591)**
	1,051,674	**1,333,006**
截至二零零九年六月三十日止年度之中期股息每股港幣40仙(二零零八年：截至二零零八年六月三十日止年度每股港幣55仙)	493,738	**352,110**
截至二零零九年六月三十日止年度之特別中期股息每股港幣330仙(二零零八年：截至二零零八年六月三十日止年度每股港幣55仙)	493,738	**2,926,867**
減：合和實業僱員股份獎勵計劃信託持有股份之股息(*附註35*)	(432)	**(1,329)**
	987,044	**3,277,648**
	2,038,718	**4,610,654**
以實物形式派發之特別中期股息(*附註*)	—	**384,680**
	2,038,718	**4,995,334**
擬派股息		
截至二零零九年六月三十日止年度之末期股息每股港幣58仙(二零零八年：截至二零零八年六月三十日止年度每股港幣40仙)	356,168	**509,790**
截至二零零九年六月三十日止年度之特別末期股息：零(二零零八年：截至二零零八年六月三十日止年度每股港幣110仙)	979,463	**—**
	1,335,631	**509,790**
減：合和實業僱員股份獎勵計劃信託持有股份之股息(*附註35*)	(591)	**(42)**
	1,335,040	**509,748**

附註： 於二零零九年二月二十六日，董事會宣派合和公路基建股份作為特別中期股息，股東每持有完整10股公司股份可獲分派1股合和公路基建股份。合共88,027,402股合和公路基建股份，總市值為港幣384,680,000元於年內確認為分派。

用作分派之合和公路基建股份的市值港幣384,680,000元與該等合和公路基建股份相關權益之賬面值港幣241,108,000元之間的差額，為以實物方式分派合和公路基建股份所產生港幣143,572,000元之盈利，該盈利於本年度綜合收益表內確認。

董事已議定擬派末期股息每股港幣58仙，尚待股東於股東大會上批准。

該擬派末期股息乃經扣除合和實業僱員股份獎勵計劃信託持有股份之股息後，按本財務報表批准日發行之股份數目計算。

15. 每股溢利

	2008 港幣千元 (重列)	2009 港幣千元
每股基本及攤薄後溢利乃根據下列數值計算:		
用以計算每股基本溢利之盈利 公司股權持有人應佔本年度溢利	5,978,766	**1,680,851**
合和公路基建普通股之潛在攤薄影響(*附註35*): 就合和公路基建所發行優先認股權及獎授股份 對合和公路基建盈利之攤薄影響而對 集團業績作出之調整	(651)	**—**
用以計算每股攤薄後溢利之盈利	5,978,115	**1,680,851**
	股份數目	***股份數目***
用以計算每股基本溢利之普通股加權平均數	897,350,773	**883,705,880**
普通股潛在攤薄影響:		
優先認股權	3,091,655	**392,960**
獎授股份	513,355	**255,496**
用以計算每股攤薄後溢利之普通股加權平均數	900,955,783	**884,354,336**

以上普通股加權平均數已扣除載於附註35之合和實業僱員股份獎勵計劃信託持有之股份72,000股(二零零八年:394,000股)。

16 董事酬金及最高薪酬人士

(a) 董事酬金

公司若干董事亦為合和公路基建的董事。合和公路基建集團已付或應付予該等董事的酬金如下：

	截至二零零九年六月三十日止年度				
	董事袍金 港幣千元	基本薪資津貼及實物利益 港幣千元	以股份為基礎之付款 港幣千元	強積金計劃供款 港幣千元	合計 港幣千元
胡應湘爵士	**300**	**3,000**	—	—	**3,300**
何炳章先生	**250**	**2,400**	—	—	**2,650**
胡文新先生	**200**	**1,794**	—	**12**	**2,006**
莫仲達先生	**200**	—	—	—	**200**
藍利益先生	**200**	—	—	—	**200**
	1,150	**7,194**	—	**12**	**8,356**

集團(不包括合和公路基建集團)已付或應付予公司董事的酬金如下：

	截至二零零九年六月三十日止年度				
	董事酬金 港幣千元	基本薪資津貼及實物利益 港幣千元	以股份為基礎之付款 港幣千元	強積金計劃供款 港幣千元	合計 港幣千元
胡應湘爵士	**300**	**1,500**	—	—	**1,800**
何炳章先生	**250**	**1,092**	—	—	**1,342**
胡文新先生	**200**	**1,560**	—	**12**	**1,772**
郭展禮先生	**200**	**3,000**	**606**	**12**	**3,818**
李憲武先生	**200**	**1,000**	—	—	**1,200**
嚴文俊先生	**200**	**1,430**	**242**	**12**	**1,884**
胡文佳先生	**200**	—	—	—	**200**
胡爵士夫人 郭秀萍女士	**200**	—	—	—	**200**
陸勵荃女士	**200**	—	—	—	**200**
楊鑑賢先生	**200**	**1,638**	**404**	**12**	**2,254**
莫仲達先生	**200**	**1,992**	**337**	**12**	**2,541**
雷有基先生	**200**	—	—	—	**200**
李嘉士先生	**200**	—	—	—	**200**
何榮春先生	**200**	**819**	**242**	**12**	**1,273**
藍利益先生	**200**	—	—	—	**200**
王永霖先生	**200**	**1,720**	**601**	**12**	**2,533**
	3,350	**15,751**	**2,432**	**84**	**21,617**

16. 董事酬金及最高薪酬人士(續)

(a) 董事酬金(續)

集團(包括合和公路基建集團)已付或應付予公司董事的酬金如下：

	截至二零零九年六月三十日止年度				
	董事袍金 港幣千元	基本薪資 津貼及 實物利益 港幣千元	以股份為 基礎之付款 港幣千元	強積金 計劃供款 港幣千元	合計 港幣千元
胡應湘爵士	600	4,500	—	—	5,100
何炳章先生	500	3,492	—	—	3,992
胡文新先生	400	3,354	—	24	3,778
郭展禮先生	200	3,000	606	12	3,818
李憲武先生	200	1,000	—	—	1,200
嚴文俊先生	200	1,430	242	12	1,884
胡文佳先生	200	—	—	—	200
胡爵士夫人 郭秀萍女士	200	—	—	—	200
陸勵荃女士	200	—	—	—	200
楊鑑賢先生	200	1,638	404	12	2,254
莫仲達先生	400	1,992	337	12	2,741
雷有基先生	200	—	—	—	200
李嘉士先生	200	—	—	—	200
何榮春先生	200	819	242	12	1,273
藍利益先生	400	—	—	—	400
王永霖先生	200	1,720	601	12	2,533
	4,500	22,945	2,432	96	29,973

16. 董事酬金及最高薪酬人士(續)

(a) 董事酬金(續)

公司若干董事亦為合和公路基建的董事。合和公路基建集團已付或應付予該等董事的酬金如下：

	截至二零零八年六月三十日止年度				
	董事袍金 港幣千元	基本薪資津貼及實物利益 港幣千元	以股份為基礎之付款 港幣千元	強積金計劃供款 港幣千元	合計 港幣千元
胡應湘爵士	300	3,000	—	—	3,300
何炳章先生	250	2,400	—	—	2,650
胡文新先生	200	1,794	—	12	2,006
莫仲達先生	200	—	—	—	200
藍利益先生	200	—	—	—	200
葉毓強先生	200	—	—	—	200
	1,350	7,194	—	12	8,556

集團(不包括合和公路基建集團)已付或應付予公司董事的酬金如下：

	截至二零零八年六月三十日止年度				
	董事袍金 港幣千元	基本薪資津貼及實物利益 港幣千元	以股份為基礎之付款 港幣千元	強積金計劃供款 港幣千元	合計 港幣千元
胡應湘爵士	300	1,500	—	—	1,800
何炳章先生	250	1,092	—	—	1,342
胡文新先生	200	1,560	—	12	1,772
郭展禮先生	200	3,000	2,338	12	5,550
李憲武先生	200	1,000	—	—	1,200
嚴文俊先生	200	1,430	935	12	2,577
胡文佳先生	200	—	—	—	200
胡爵士夫人 郭秀萍女士	200	—	—	—	200
陸勵荃女士	200	—	—	—	200
楊鑑賢先生	200	1,638	1,559	12	3,409
莫仲達先生	200	1,992	2,205	12	4,409
雷有基先生	200	—	—	—	200
李嘉士先生	200	—	—	—	200
張利民先生	60	1,444*	2,750	4	4,258
何榮春先生	200	819	935	12	1,966
藍利益先生	200	—	—	—	200
王永霖先生	200	1,720	1,299	12	3,231
葉毓強先生	200	—	—	—	200
	3,610	17,195	12,021	88	32,914

* 包括為數港幣800,000元之酌情花紅

16. 董事酬金及最高薪酬人士(續)

(a) 董事酬金(續)

集團(包括合和公路基建集團)已付或應付予公司董事的酬金如下：

	截至二零零八年六月三十日止年度				
	董事袍金 港幣千元	基本薪資津貼及實物利益 港幣千元	以股份為基礎之付款 港幣千元	強積金計劃供款 港幣千元	合計 港幣千元
胡應湘爵士	600	4,500	—	—	5,100
何炳章先生	500	3,492	—	—	3,992
胡文新先生	400	3,354	—	24	3,778
郭展禮先生	200	3,000	2,338	12	5,550
李憲武先生	200	1,000	—	—	1,200
嚴文俊先生	200	1,430	935	12	2,577
胡文佳先生	200	—	—	—	200
胡爵士夫人 郭秀萍女士	200	—	—	—	200
陸勵荃女士	200	—	—	—	200
楊鑑賢先生	200	1,638	1,559	12	3,409
莫仲達先生	400	1,992	2,205	12	4,609
雷有基先生	200	—	—	—	200
李嘉士先生	200	—	—	—	200
張利民先生	60	1,444*	2,750	4	4,258
何榮春先生	200	819	935	12	1,966
藍利益先生	400	—	—	—	400
王永霖先生	200	1,720	1,299	12	3,231
葉毓強先生	400	—	—	—	400
	4,960	24,389	12,021	100	41,470

* 包括為數港幣800,000元之酌情花紅

張利民先生已於二零零七年十月十八日辭任公司之執行董事。葉毓強先生於二零零七年八月十三日獲委任為公司獨立非執行董事，並已於二零零八年二月二十九日辭任。

除已包括於上表已付或應付予獨立非執行董事之袍金港幣800,000元(二零零八年：港幣1,200,000元)外，並沒有其他已付或應付酬金予該等董事。

(b) 最高薪酬人士

集團五名最高薪酬人士為公司之董事，其酬金詳情見上文披露。

17. 投資物業

	集團	
	2008 港幣千元	2009 港幣千元
投資物業按公平值		
於年初	6,870,499	**8,031,300**
增加	326,604	**35,159**
收購一間附屬公司(附註(b))	—	**210,000**
由下列項目重新分類(重新分類為下列項目):		
發展中物業以及預付土地租賃款項(附註(c))	137,578	**322,042**
物業、機械、設備及預付土地租賃款項(附註(d))	54,877	**(79,007)**
物業於落成後轉撥至投資物業時確認之盈利	371,408	**510,847**
投資物業公平值變動產生之盈利	270,334	**209,359**
於年末	8,031,300	**9,239,700**

集團投資物業包括:

	2008 港幣千元	2009 港幣千元
香港土地及樓宇		
長期契約	4,029,000	**5,184,800**
中期契約	4,002,300	**4,054,900**
	8,031,300	**9,239,700**

附註:

(a) 所有集團用作賺取租金及/或資本增值而根據營業租約持有之物業權益,均以公平值模式計量,並列作投資物業入賬。

(b) 於截至二零零九年六月三十日止年度,集團透過向公司若干董事收購一間附屬公司而獲得價值港幣2.1億元之投資物業,收購詳情披露於附註38。

(c) 年內,集團一項物業發展完成。該物業乃集團為賺取租金及/或資本增值而持有,並已從總賬面值為港幣3.22億元(二零零八年:港幣1.38億元)之發展中物業以及預付土地租賃款項重新分類為投資物業。已竣工物業轉撥至投資物業所產生之盈利確認為港幣5.11億元(二零零八年:港幣3.71億元),已於集團本年度之綜合收益表內確認。

(d) 於截至二零零九年六月三十日止年度,總公平值港幣7,900萬元之若干投資物業被重新分類為物業、機械及設備。

於截至二零零八年六月三十日止年度,總公平值為港幣5,500萬元之若干物業從物業、機械、設備以及預付土地租賃款項重新分類為投資物業。該等物業於轉換日之公平值與其賬面值之差額為港幣1,300萬元,並已於物業重估儲備金中處理。

(e) 於二零零九年六月三十日,集團投資物業之公平值乃根據與集團並無關連之獨立專業物業估值師戴德梁行有限公司(「戴德梁行」)於該日進行之估值得出。就辦公室物業、服務式公寓、停車場及零售店舖而言,估值乃使用直接比較法進行,並經參考相關市場的可比較銷售交易或(倘適用)根據現有租約收取之租金收入資本化,並對物業之潛在復歸收入作出適當撥備。就會議及展覽場地而言,估值乃透過資本化估計年度收入淨額,並根據估值師對未來交易潛力及可能錄得的營業額之評估計算。

18. 物業、機械及設備

	於香港之土地及樓宇 酒店物業 港幣千元	於香港之土地及樓宇 其他物業 港幣千元	其他資產 港幣千元	總值 港幣千元
集團				
按成本值				
於二零零七年七月一日	369,543	179,184	339,659	888,386
增加	—	21,028	74,301	95,329
重新分類為投資物業	—	(35,694)	—	(35,694)
出售	—	—	(5,794)	(5,794)
於二零零八年六月三十日	369,543	164,518	408,166	942,227
增加	—	684	57,073	57,757
從投資物業轉撥	—	79,007	—	79,007
出售	—	—	(10,736)	(10,736)
於二零零九年六月三十日	**369,543**	**244,209**	**454,503**	**1,068,255**
折舊				
於二零零七年七月一日	118,255	54,314	267,301	439,870
本年度提撥	7,391	3,461	25,743	36,595
重新分類時撇除	—	(9,511)	—	(9,511)
出售時撇除	—	—	(5,100)	(5,100)
於二零零八年六月三十日	125,646	48,264	287,944	461,854
本年度提撥	7,391	4,602	34,688	46,681
出售時撇除	—	—	(10,317)	(10,317)
於二零零九年六月三十日	**133,037**	**52,866**	**312,315**	**498,218**
賬面值				
於二零零八年六月三十日	243,897	116,254	120,222	480,373
於二零零九年六月三十日	**236,506**	**191,343**	**142,188**	**570,037**

於香港之土地及樓宇之賬面值分析如下：

	集團 2008 港幣千元	集團 2009 港幣千元
酒店物業坐落於中期契約土地	243,897	**236,506**
其他物業坐落於		
長期契約土地	15,494	**93,155**
中期契約土地	100,760	**98,188**
	116,254	**191,343**

上述物業、機械及設備，在計及其估計剩餘價值後，由可供作其預計用途當日起計，可用年期，如下文所述以直線法計算折舊：

資產類別	*估計可用年期*
樓宇	50年或樓宇坐落之土地之契約剩餘年期兩者之較短者
其他資產	3至10年

19. 預付土地租賃款項

	集團	
	2008 港幣千元	2009 港幣千元
集團之預付土地租賃款項包括：		
香港契約土地		
長期契約	863,671	**806,710**
中期契約	116,320	**113,347**
	979,991	**920,057**
就申報用途之分析		
非流動資產	969,341	**909,485**
流動資產	10,650	**10,572**
	979,991	**920,057**

20. 附屬公司投資

	公司	
	2008 港幣千元	2009 港幣千元
非上市股份		
按成本值扣除減值準備	870,552	**895,426**
香港上市股份，按成本值	53,948	—
	924,500	**895,426**
上市股份市值	52,082	—

主要附屬公司之資料詳列於附註47。

21. 應收附屬公司款項

歸類為非流動資產之應收附屬公司款項為免息、無抵押及無固定還款期，惟其中本金總額港幣9.14億元（二零零八年：港幣7.24億元）須於二零一三年償還。董事根據彼等於二零零九年六月三十日對附屬公司之估計未來現金流量，認為應收附屬公司款項由結算日起一年內不會償還，因此該款項歸類為非流動。應收附屬公司款項於本年度之實際年利率介乎1.5%至2.4%（二零零八年：3.3%至5.8%），即有關附屬公司之借貸利率。

22. 發展中物業

	集團	
	2008 港幣千元	2009 港幣千元
按成本值		
於年初	335,653	**442,648**
增加	221,361	**209,494**
轉撥至投資物業	(114,366)	**(270,359)**
於年末	442,648	**381,783**

發展中物業之成本包括已撥作資本之利息淨額共港幣3,120萬元(二零零八年:港幣5,540萬元)。

23. 共同控制個體權益

	集團	
	2008 港幣千元 (重列)	2009 港幣千元
在中國之高速公路項目		
非上市投資,按成本值		
註冊資本投入	1,089,843	**1,201,821**
額外投資成本	2,756,569	**2,745,309**
	3,846,412	**3,947,130**
應佔收購後之儲備	1,736,979	**2,873,159**
減:累積攤銷	(698,316)	**(782,922)**
	4,885,075	**6,037,367**
在中國之發電廠項目		
非上市投資,按成本值		
註冊資本投入	631,867	**631,867**
應佔收購後之儲備	32,411	**23,711**
	664,278	**655,578**
其他非上市投資	11,459	**12,053**
	5,560,812	**6,704,998**

如附註9所述,集團於截至二零零八年六月三十日止年內出售若干其共同控制個體。

23. 共同控制個體權益(續)

於二零零九年六月三十日，集團之主要共同控制個體之資料詳列如下：

公司名稱	已發行股本／註冊資本	主要業務	集團所持已發行／註冊股本之比例
於香港註冊成立：			
香港保齡球城有限公司	10,250,000股每股港幣1元之「A」股及10,250,000股每股港幣1元之「B」股	經營一間保齡球中心	50%
宏置發展有限公司	2股每股面值港幣1元	發展項目及物業投資	50%
於中國成立：			
廣深珠高速公路有限公司	無(附註a)	發展、經營及管理一條高速公路	不適用
廣東廣珠西綫高速公路有限公司(「西綫合營企業」)	人民幣23.03億元	發展、經營及管理一條高速公路	50%
深能合和電力(河源)有限公司	人民幣15.6億元	發展及經營一座發電廠	40%

於結算日，主要共同控制個體之資料詳列如下：

(a) 廣州 — 深圳 — 珠海高速公路第一期(「廣深高速公路」)

廣深高速公路由在中國成立之合營企業 — 廣深高速公路合營企業承建。營運期由廣深高速公路正式通車日一九九七年七月一日起計為期三十年。集團享有廣深高速公路合營企業之收費公路經營溢利比率，於營運期首十年為50%，其後十年為48%，最後十年為45%。於營運期屆滿時，廣深高速公路合營企業之所有不動資產及設施，將無償撥歸中方合營企業夥伴。

集團可獲償還其投入廣深高速公路合營企業之總註冊資本港幣7.02億元。於截至二零零八年六月三十日止年度，港幣7.02億元之註冊資本及集團於早前因建設廣深高速公路而提供之費用人民幣7.25億元(約港幣7.36億元)已由廣深高速公路合營企業償付予集團。

23. 共同控制個體權益(續)

(b) 珠江三角洲西岸幹道

西綫合營企業是成立以負責發展、經營及管理連接廣州、中山及珠海(「珠江三角洲西岸幹道」)之一條高速公路的公司。珠江三角洲西岸幹道第I期(「西綫I期」)已於二零零四年四月三十日正式通車,而西綫I期之營運期由二零零三年九月十七日起為期30年。西綫I期的投資總額為人民幣16.8億元,其中35%的資金即人民幣5.88億元(等值約港幣6.69億元)來自西綫合營企業的註冊資本,由集團及西綫合營企業之中方合營企業夥伴各自承擔一半(即各自出資人民幣2.94億元)。

珠江三角洲西岸幹道第II期(「西綫II期」)之估計投資總額為人民幣49億元,其中35%將由西綫合營企業之新增註冊資本合共人民幣17.15億元提供,而此新增註冊資本將由集團及西綫合營企業的中方合營企業夥伴各自承擔一半。西綫合營企業之合營企業合作期日已由二零三三年九月十六日延長至二零三八年九月十六日。於二零零九年六月三十日,西綫合營企業已獲批准之註冊資本為人民幣23.03億元。

集團有權分佔西綫合營企業經營業務之50%可分配溢利。於合營企業合作營運期結束時,西綫合營企業的所有不動資產及設施,將無償撥歸中國政府監管交通運輸的有關部門。註冊資本注資須分別償還予集團及中方合營企業夥伴。該等還款須獲得西綫合營企業董事會的批准。

於二零零五年九月,集團與西綫合營企業之中方合營企業夥伴有條件地修訂了就透過西綫合營企業投資、規劃、設計、發展及經營珠江三角洲西岸幹道第III期(「西綫III期」)而訂立之協議(「二零零五年III期修訂協議」)。待取得中國政府有關部門之批准後,西綫III期之估計投資總額將達人民幣32.6億元,其中35%將由西綫合營企業之新增註冊資本合共人民幣11.41億元提供,而此新增註冊資本將由集團及中方合營企業夥伴各自承擔一半(即各自出資人民幣5.705億元)。

於二零零八年九月二日,集團與中方合營企業夥伴就西綫III期簽訂修訂協議,將二零零五年III期修訂協議擬定之投資總額人民幣32.6億元調整至人民幣56億元(「二零零八年III期修訂協議」,用以取代二零零五年III期修訂協議)。經調整投資總額的35%將由西綫合營企業之新增註冊資本人民幣19.6億元提供,而此新增註冊資本將由集團及中方合營企業夥伴按相同份額各自投入。集團就西綫III期之發展而須向西綫合營企業作出之相關經調整注資總額為人民幣9.8億元,而非二零零五年III期修訂協議擬定之人民幣5.705億元。二零零八年III期修訂協議已於截至二零零九年六月三十日止年度獲得公司及合和公路基建之股東的批准,於本報告日期正由中國政府有關部門審批當中。

於二零零八年九月二日,集團就西綫II期與中方合營企業夥伴訂立修訂協議,將西綫II期之投資總額增加人民幣23億元至人民幣72億元,惟須待公司及合和公路基建之股東以及中國政府有關部門批准。投資總額增加的35%將由西綫合營企業之新增註冊資本人民幣8.05億元提供,而此新增註冊資本將由集團及中方合營企業夥伴按相同份額各自投入。集團就西綫II期之發展須向西綫合營企業作出之相關新增注資為人民幣4.03億元。該修訂協議已於截至二零零九年六月三十日止年度獲得公司及合和公路基建之股東的批准,於本報告日期正由中國政府有關部門審批當中。

待獲得中國政府有關部門批准後,西綫合營企業之註冊資本將達人民幣50.68億元。

23. 共同控制個體權益(續)

(c) 中國廣東省河源市發電廠項目

根據集團與一間中國企業訂立之一份合作協議，一間合營企業深能合和電力(河源)有限公司(「河源電力合營企業」)於截至二零零八年六月三十日止年度在中國成立，於中國廣東省河源市共同興建一座2×600兆瓦發電廠。河源電力合營企業之營運期由二零零七年九月十四日，即成立日期，起計為期30年，而集團有權分佔發電廠營運業績之40%。

以權益法入賬之集團應佔共同控制個體之資產、負債、收入及支出等財務資料摘要載列如下：

	2008 港幣千元	2009 港幣千元
流動資產	377,184	**418,588**
非流動資產	9,626,604	**11,193,563**
流動負債	1,847,279	**1,283,895**
非流動負債	5,150,799	**5,914,741**
收入	3,468,652	**4,196,917**
支出	2,242,975	**2,178,406**

與集團之共同控制個體有關之貨幣風險

於二零零九年及二零零八年六月三十日，集團若干共同控制個體擁有以港幣及美元(而非自身功能貨幣人民幣)定值之結欠銀行貸款。集團共同控制個體之業績使用權益會計法列賬，以令共同控制個體因外幣貸款承受之外匯風險於分佔共同控制個體之業績中得到反映。因此，倘人民幣兑港幣／美元匯率轉強／轉弱5%，則本年度分佔有關共同控制個體的溢利將增加／減少港幣1.339億元(二零零八年：將增加／減少港幣1.408億元)。此敏感度分析乃假設於結算日未償付之金額於整個年度均未償付，並於整個財政年度保持不變。

經計及於附註46(b)(i)所述之集團外匯風險及上述共同控制個體承擔之外匯風險後，倘人民幣兑港幣／美元匯率轉強／轉弱5%，則集團於本年度的溢利將增加／減少港幣4,050萬元(二零零八年：將增加／減少港幣2.147億元)。

24. 聯營公司權益

	集團	
	2008 港幣千元	2009 港幣千元
投資成本，非上市	505	**305**
應佔扣除已收股息後之收購後溢利及儲備	22,328	**26,737**
	22,833	**27,042**

24. 聯營公司權益(續)

	公司	
	2008	2009
	港幣千元	港幣千元
非上市股份，按成本值	401	**401**

主要聯營公司之資料詳列於附註48。

集團聯營公司之財務資料摘要載列如下：

	2008	2009
	港幣千元	港幣千元
總資產	83,982	**84,439**
總負債	(24,623)	**(24,004)**
資產淨值	59,359	**60,435**
集團應佔聯營公司資產淨值	22,833	**27,042**
收入	18,071	**16,468**
本年度溢利	7,563	**8,525**
集團應佔聯營公司本年度溢利	6,743	**6,858**

25. 可供出售投資

	集團	
	2008	2009
	港幣千元	港幣千元
股本證券，按公平值		
於香港上市	20,350	**—**
於香港境外上市	41,549	**30,121**
	61,899	**30,121**
非上市股本投資，按成本值	3,197	**3,197**
	65,096	**33,318**
上市股本證券之市值	61,899	**30,121**

	公司	
	2008	2009
	港幣千元	港幣千元
非上市股本投資，按成本值	3,000	**3,000**

上市股本證券之公平值乃參照相關證券券交易所刊報之買入價釐定。

公司董事認為，由於合理之公平值估計範圍闊大，導致非上市股本投資之公平值無法可靠地計量，故該等投資以成本值計量。

26. 給予一共同控制個體之貸款

於二零零八年六月三十日，給予一共同控制個體之貸款按香港最優惠利率計息、無抵押及須自該共同控制個體經營業務產生之現金盈餘淨額償還。

於二零零九年六月三十日，給予一共同控制個體之貸款為無抵押、免息且預期無須於結算日後一年內償還。

27. 存貨

	集團	
	2008 港幣千元	2009 港幣千元
酒店及餐館存貨	18,457	**15,333**

為數港幣124,646,000元(二零零八年：港幣130,091,000元)之存貨成本於年內確認為支出。

28. 物業存貨

	集團	
	2008 港幣千元	2009 港幣千元
持作出售物業		
發展中	364,525	**407,596**
已落成	17,593	**96,254**
	382,118	**503,850**

本年度確認為開支之物業成本為港幣1,930,000元(二零零八年：港幣8,227,000元)。

發展中物業預期將不會於自結算日起一年內大規模變現。

29. 貿易及其他應收賬款

除應收之租金款項乃見票即付外，集團給予其貿易客戶之平均信貸期為15至60天。

於結算日之貿易及其他應收賬款，扣除呆賬撥備，分析如下：

	集團	
	2008 港幣千元	2009 港幣千元
應收賬款賬齡		
0–30天	18,039	**19,578**
31–60天	8,005	**4,815**
60天以上	7,232	**5,277**
	33,276	**29,670**
減：呆賬撥備	(1,136)	**(751)**
	32,140	**28,919**
應收銀行存款利息	4,769	**192**
應收一間共同控制個體之股息	1,080,454	**—**
	1,117,363	**29,111**

29. 貿易及其他應收賬款(續)

根據過往經驗，逾期超過90天之貿易應收賬款不大可能收回，故集團已為全部有關款項作悉數撥備。

集團之貿易應收賬款結餘包括賬面值為港幣13,027,000元(二零零八年：港幣15,578,000元)之借方，該等款項於報告日已逾期，而集團並無為此作出減值虧損撥備。集團並無就該等結餘而持有任何之抵押品。

已逾期但無減值之貿易應收賬款之賬齡

	2008 *港幣千元*	***2009*** ***港幣千元***
0–30天	13,071	**11,687**
31–60天	2,277	**804**
60天以上	230	**536**
總數	15,578	**13,027**

呆賬撥備之變動

	2008 *港幣千元*	***2009*** ***港幣千元***
年初結餘	1,670	**1,136**
減值虧損撥回	(449)	**(184)**
不能收回之撇賬額	(85)	**(201)**
年末結餘	1,136	**751**

30. 銀行結餘及現金

集團

銀行結餘及現金包括集團所持現金及於三個月或以內到期、按市場港幣存款年利率0.02%(二零零八年：0.8%至2.2%)及人民幣存款年利率1.17%計算利息之銀行存款。

銀行結餘及現金包括集團持有以各附屬公司功能貨幣以外之貨幣列值之銀行存款約人民幣1.11億元(二零零八年：人民幣3.34億元)，1.28億美元(二零零八年：3.91億美元)及港幣19.98億元(二零零八年：港幣300萬元)。

公司

銀行結餘及現金包括公司所持現金及於三個月或以內到期、按市場年利率0.02%至0.29%(二零零八年：0.02%至2.2%)計算利息之銀行存款。

銀行結餘及現金包括於二零零九年六月三十日金額約1,800萬美元之銀行存款，其以公司之功能貨幣以外之貨幣計算。

31. 貿易及其他應付賬款

於結算日之未償還貿易及其他應付賬款分析如下：

	集團	
	2008 港幣千元	2009 港幣千元
應付賬款到期日		
0–30天	226,141	**147,591**
31–60天	5,109	**2,561**
60天以上	79,299	**85,317**
	310,549	**235,469**
應付保固金	36,004	**36,309**
應計建築成本	127,148	**82,219**
應計長期服務金及有薪假期	15,299	**16,554**
	489,000	**370,551**

集團採納適當之財務風險管理政策，以確保所有應付款項按期支付。

應付保固金中合共港幣20,997,000元(二零零八年：港幣15,969,000元)已逾期超過十二個月。

32. 應付聯營公司及一共同控制個體款項

集團
應付一共同控制個體之款項為無抵押、免息及須於要求時償還。

集團及公司
應付聯營公司之款項為無抵押、免息及須於要求時償還。

33. 應收／應付附屬公司款項

分類為流動資產之應收附屬公司之款項及應付附屬公司之款項均為無抵押、免息及須於未來一年內或按要求時償還。

34. 應付一附屬公司之一少數股東款項

應付一附屬公司之一少數股東款項為免息及無抵押。

於截至二零零八年六月三十日止年度，根據管理層對未來現金付款之估計，應付該少數股東之本金港幣7,900萬元減值至其現值約港幣6,000萬元，而相應調整約港幣1,900萬元被視為該少數股東之視作投入。應付一附屬公司之一少數股東款項於首次確認時計算公平值所採納之實際利率為3.25%，即該附屬公司之借貸利率。

35. 股本

	股份數目		面值	
	2008 千股	**2009** **千股**	2008 港幣千元	**2009** **港幣千元**
集團及公司				
普通股每股面值港幣2.50元				
法定	1,200,000	**1,200,000**	3,000,000	**3,000,000**
已發行及繳足				
於年初	899,383	**892,322**	2,248,458	**2,230,806**
年內發行	1,413	**2,262**	3,533	**5,655**
年內購回	(8,474)	**(15,635)**	(21,185)	**(39,088)**
於年末	892,322	**878,949**	2,230,806	**2,197,373**

於截至二零零九年六月三十日止年度，公司根據其先前授出並獲行使之認股權，發行1,900,000股及362,000股每股認購價分別為港幣19.94元及港幣22.44元之普通股，收取總現金代價港幣4,600萬元。

於截至二零零八年六月三十日止年度，公司根據其先前授出並獲行使之認股權，發行200,000股、100,000股及1,113,400股每股認購價分別為港幣17.10元、港幣19.94元及港幣22.44元之普通股，收取總現金代價港幣3,000萬元。

該等股份與現存之普通股在各方面享有同等權益。

於年內，公司於香港聯交所購回公司之15,635,000股普通股(二零零八年：8,474,000股)，其資料如下：

月份	購回 普通股數目 千股	每股購入價 最高 港元	 最低 港元	已付總代價 (包括交易 成本) 港幣千元
二零零九年				
二零零八年七月	743	27.35	25.65	19,619
二零零八年八月	1,159	30.10	27.80	33,957
二零零八年九月	1,637	28.10	25.15	44,425
二零零八年十月	4,080	26.40	19.60	88,440
二零零八年十一月	2,438	23.85	18.80	51,583
二零零八年十二月	2,806	25.00	19.16	63,880
二零零九年一月	1,447	25.00	21.50	33,418
二零零九年四月	1,325	19.98	19.46	26,146
	15,635			361,468
二零零八年				
二零零七年十一月	62	34.65	33.65	2,130
二零零七年十二月	20	33.30	33.30	668
二零零八年一月	1,712	35.50	30.70	55,966
二零零八年三月	3,767	32.50	26.15	110,594
二零零八年四月	1,806	34.05	29.40	56,343
二零零八年五月	161	33.90	32.85	5,416
二零零八年六月	946	32.50	28.25	28,177
	8,474			259,294

董事乃根據股東之授權購回上述普通股，此舉可以提高集團每股溢利，使股東整體得益。

於二零零九年六月三十日，公司72,000股(二零零八年：394,000股)總面值港幣180,000元(二零零八年：港幣985,000元)之已發行股份由合和實業僱員股份獎勵計劃信託持有(見下文股份獎勵計劃附註)。根據合和實業僱員股份獎勵計劃信託之信託契據，相關信託人將不會行使該等股份所附之投票權。

35. 股本(續)

優先認股權計劃

(a) 公司

於二零零三年，公司採納一項優先認股權計劃(「合和實業二零零三年計劃」)，有效期為十年。該計劃之主要目的為激勵董事及董事會可不時批准之任何合資格人士。董事會獲授權根據優先認股權計劃授予公司或其任何附屬公司之執行董事及僱員及計劃文件所述之人士認股權，以認購公司之股份。

根據合和實業二零零三年計劃，授出之認股權須於授予函件發出日起十四日內接受，而接納認股權時須支付之款項為每份認股權港幣一元，此款項於收取時在綜合收益表中確認。

下表詳細披露公司以象徵性代價授出之認股權及變動：

		授出認股權股份數目						
		於二零零七年七月一日	年內之變動			於二零零八年六月三十日		於行使日期之加權
授出日期	每股認購價 港元	未行使	授出	行使	失效	未行使	可予行使	平均股價 港元
董事								
二零零四年九月八日	17.10	200,000	—	(200,000)	—	—	—	30.85
二零零五年九月二日	19.94	2,000,000	—	(100,000)	—	1,900,000	1,900,000	29.00
二零零六年十月十日	22.44	288,000	—	—	—	288,000	57,600	不適用
		2,488,000	—	(300,000)	—	2,188,000	1,957,600	
僱員								
二零零六年十月十日	22.44	8,416,000	—	(1,113,400)	(614,400)	6,688,200	569,800	35.03
二零零七年十一月十五日	36.10	—	5,248,000	—	—	5,248,000	—	不適用
		10,904,000	5,248,000	(1,413,400)	(614,400)	14,124,200	2,527,400	
加權平均行使價		港幣21.88元	港幣36.10元	港幣21.51元	港幣22.44元	港幣27.18元	港幣20.56元	

		授出認股權股份數目						
		於二零零八年七月一日	年內之變動			於二零零九年六月三十日		於行使日期之加權
授出日期	每股認購價 港元	未行使	授出	行使	失效	未行使	可予行使	平均股價 港元
董事								
二零零五年九月二日	19.94	1,900,000	—	(1,900,000)	—	—	—	24.73
二零零六年十月十日	22.44	288,000	—	—	—	**288,000**	**115,200**	不適用
		2,188,000	—	(1,900,000)	—	**288,000**	**115,200**	
僱員								
二零零六年十月十日	22.44	6,688,200	—	(362,000)	(736,000)	**5,590,200**	**1,654,200**	24.62
二零零七年十一月十五日	36.10	5,248,000	—	—	(176,000)	**5,072,000**	**1,014,400**	不適用
二零零八年七月二十四日	26.35	—	1,788,000	—	—	**1,788,000**	—	不適用
二零零九年三月十一日	21.45	—	1,760,000	—	—	**1,760,000**	—	不適用
		14,124,200	3,548,000	(2,262,000)	(912,000)	**14,498,200**	**2,783,800**	
加權平均行使價		港幣27.18元	港幣23.92元	港幣20.34元	港幣25.08元	**港幣27.58元**	**港幣27.42元**	

上述授出認股權日期指承授人接納認股權之日期。

35. 股本(續)

優先認股權計劃(續)

(a) 公司(續)

根據合和實業二零零三年計劃授出之優先認股權詳情如下：

授出日期	*優先認股權數目*	*歸屬期*	*行使期限*	*每股行使價港幣*
二零零四年九月八日	2,700,000	—	由授出日起三年期內	17.10
二零零五年九月二日	1,250,000	二零零五年九月二日至二零零六年三月一日	二零零六年三月二日至二零零九年三月一日	19.94
二零零五年九月二日	1,250,000	二零零五年九月二日至二零零七年三月一日	二零零七年三月二日至二零零九年三月一日	19.94
二零零六年十月十日	1,792,000	二零零六年十月十日至二零零七年十月三十一日	二零零七年十一月一日至二零一三年十月三十一日	22.44
二零零六年十月十日	1,792,000	二零零六年十月十日至二零零八年十月三十一日	二零零八年十一月一日至二零一三年十月三十一日	22.44
二零零六年十月十日	1,792,000	二零零六年十月十日至二零零九年十月三十一日	二零零九年十一月一日至二零一三年十月三十一日	22.44
二零零六年十月十日	1,792,000	二零零六年十月十日至二零一零年十月三十一日	二零一零年十一月一日至二零一三年十月三十一日	22.44
二零零六年十月十日	1,792,000	二零零六年十月十日至二零一一年十月三十一日	二零一一年十一月一日至二零一三年十月三十一日	22.44
二零零七年十一月十五日	1,049,600	二零零七年十一月十五日至二零零八年十一月三十日	二零零八年十二月一日至二零一四年十一月三十日	36.10
二零零七年十一月十五日	1,049,600	二零零七年十一月十五日至二零零九年十一月三十日	二零零九年十二月一日至二零一四年十一月三十日	36.10
二零零七年十一月十五日	1,049,600	二零零七年十一月十五日至二零一零年十一月三十日	二零一零年十二月一日至二零一四年十一月三十日	36.10
二零零七年十一月十五日	1,049,600	二零零七年十一月十五日至二零一一年十一月三十日	二零一一年十二月一日至二零一四年十一月三十日	36.10
二零零七年十一月十五日	1,049,600	二零零七年十一月十五日至二零一二年十一月三十日	二零一二年十二月一日至二零一四年十一月三十日	36.10
二零零八年七月二十四日	357,600	二零零八年七月二十四日至二零零九年七月三十一日	二零零九年八月一日至二零一五年七月三十一日	26.35
二零零八年七月二十四日	357,600	二零零八年七月二十四日至二零一零年七月三十一日	二零一零年八月一日至二零一五年七月三十一日	26.35
二零零八年七月二十四日	357,600	二零零八年七月二十四日至二零一一年七月三十一日	二零一一年八月一日至二零一五年七月三十一日	26.35
二零零八年七月二十四日	357,600	二零零八年七月二十四日至二零一二年七月三十一日	二零一二年八月一日至二零一五年七月三十一日	26.35
二零零八年七月二十四日	357,600	二零零八年七月二十四日至二零一三年七月三十一日	二零一三年八月一日至二零一五年七月三十一日	26.35
二零零九年三月十一日	352,000	二零零九年三月十一日至二零一零年三月十七日	二零一零年三月十八日至二零一六年三月十七日	21.45
二零零九年三月十一日	352,000	二零零九年三月十一日至二零一一年三月十七日	二零一一年三月十八日至二零一六年三月十七日	21.45
二零零九年三月十一日	352,000	二零零九年三月十一日至二零一二年三月十七日	二零一二年三月十八日至二零一六年三月十七日	21.45
二零零九年三月十一日	352,000	二零零九年三月十一日至二零一三年三月十七日	二零一三年三月十八日至二零一六年三月十七日	21.45
二零零九年三月十一日	352,000	二零零九年三月十一日至二零一四年三月十七日	二零一四年三月十八日至二零一六年三月十七日	21.45

35. 股本(續)

優先認股權計劃(續)

(a) 公司(續)

從綜合收益表中扣除之優先認股權開支乃以使用二項式模式釐定之估值為基礎。授出之優先認股權乃基於以下假設進行估值：

授出日期	已授出認股權數目	優先認股權公平值 港幣	於授出日期之股份收市價 港幣	行使價 港幣	預期波幅	優先認股權之年期	無利率風險	預期股息率	次佳行使因素
二零零五年九月二日	2,500,000	6,819,000	19.60	19.94	23.30%	3.4年	3.660%	4.10%	2
二零零六年十月十日	8,960,000	43,981,000	22.25	22.44	26.00%	7年	3.956%	3.80%	2
二零零七年十一月十五日	5,248,000	43,669,000	35.10	36.10	33.00%	7年	3.384%	4.70%	2
二零零八年七月二十四日	1,788,000	13,475,000	26.25	26.35	33.54%	7年	3.598%	3.01%	1.61
二零零九年三月十一日	1,760,000	9,142,000	21.45	21.45	34.37%	7年	1.872%	4.53%	2.2

預期波幅乃根據公司股價於上年度之歷史波幅釐定。該模式已考慮歸屬時間、不可轉讓性、行使限制及行為因素之影響。計算認股權公平值採用之變量及假設乃基於管理層之最佳估計。認股權之價值隨特定主觀性假設之不同變量而變化。

本年度，集團就公司授出之優先認股權確認總支出港幣**25,619,000**元(二零零八年：港幣**24,488,000**元)。

(b) 合和公路基建

合和公路基建根據於二零零三年七月十六日獲其股東通過及於二零零三年七月十六日舉行之股東特別大會上獲公司股東批准之書面決議，採納一項優先認股權計劃(「合和公路基建計劃」)。合和公路基建計劃之有效期為十年，該計劃之主要目的為激勵董事及合和公路基建董事會可不時批准之任何合資格人士。合和公路基建董事會獲授權根據合和公路基建計劃授予公司、合和公路基建或其任何附屬公司之執行董事及僱員及計劃文件中所述人士認股權，以認購合和公路基建之股份。

授出之認股權須於授予函件發出日起二十八日內接受，而接納認股權時須支付之款項為每份認股權港幣一元，此款項於收取時在綜合收益表中確認。

35. 股本(續)

優先認股權計劃(續)

(b) 合和公路基建(續)

下表披露合和公路基建根據合和公路基建計劃以象徵性代價向其董事及僱員(但非公司董事)授出認股權之詳情:

授出日期	每股認購價 港元	授出認股權股份數目 於二零零七年七月一日 未行使	年內之變動 授出	行使	失效	於二零零八年六月三十日 未行使	可予行使	於行使日期之加權平均股價 港元
二零零六年十月十七日	5.858	6,200,000	—	(152,000)	(1,120,000)	4,928,000	1,088,000	6.65
二零零七年十一月十九日	6.746	—	760,000	—	—	760,000	—	不適用
		6,200,000	760,000	(152,000)	(1,120,000)	5,688,000	1,088,000	
加權平均行使價		港幣5.858元	港幣6.746元	港幣5.858元	港幣5.858元	港幣5.977元	港幣5.858元	

授出日期	每股認購價 港元	授出認股權股份數目 於二零零八年七月一日 未行使	年內之變動 授出	行使	失效	於二零零九年六月三十日 未行使	可予行使	於行使日期之加權平均股價 港元
二零零六年十月十七日	5.858	4,928,000	—	—	(488,000)	**4,440,000**	**1,776,000**	不適用
二零零七年十一月十九日	6.746	760,000	—	—	—	**760,000**	**152,000**	不適用
二零零八年七月二十四日	5.800	—	800,000	—	(400,000)	**400,000**	—	不適用
二零零九年三月十一日	4.470	—	400,000	—	(400,000)	—	—	不適用
		5,688,000	1,200,000	—	(1,288,000)	**5,600,000**	**1,928,000**	
加權平均行使價		港幣5.977元	港幣5.357元	不適用	港幣5.409元	**港幣5.974元**	**港幣5.928元**	

35. 股本(續)

優先認股權計劃(續)

(b) 合和公路基建(續)

根據合和公路基建計劃授出之優先認股權詳情如下：

授出日期	優先認股權數目	歸屬期	行使期限	每股行使價 港幣
二零零六年十月十七日	1,240,000	二零零六年十二月一日至二零零七年十一月三十日	二零零七年十二月一日至二零一三年十一月三十日	5.858
二零零六年十月十七日	1,240,000	二零零六年十二月一日至二零零八年十一月三十日	二零零八年十二月一日至二零一三年十一月三十日	5.858
二零零六年十月十七日	1,240,000	二零零六年十二月一日至二零零九年十一月三十日	二零零九年十二月一日至二零一三年十一月三十日	5.858
二零零六年十月十七日	1,240,000	二零零六年十二月一日至二零一零年十一月三十日	二零一零年十二月一日至二零一三年十一月三十日	5.858
二零零六年十月十七日	1,240,000	二零零六年十二月一日至二零一一年十一月三十日	二零一一年十二月一日至二零一三年十一月三十日	5.858
二零零七年十一月十九日	152,000	二零零七年十一月十九日至二零零八年十一月三十日	二零零八年十二月一日至二零一四年十一月三十日	6.746
二零零七年十一月十九日	152,000	二零零七年十一月十九日至二零零九年十一月三十日	二零零九年十二月一日至二零一四年十一月三十日	6.746
二零零七年十一月十九日	152,000	二零零七年十一月十九日至二零一零年十一月三十日	二零一零年十二月一日至二零一四年十一月三十日	6.746
二零零七年十一月十九日	152,000	二零零七年十一月十九日至二零一一年十一月三十日	二零一一年十二月一日至二零一四年十一月三十日	6.746
二零零七年十一月十九日	152,000	二零零七年十一月十九日至二零一二年十一月三十日	二零一二年十二月一日至二零一四年十一月三十日	6.746
二零零八年七月二十四日	160,000	二零零八年八月一日至二零零九年七月三十一日	二零零九年八月一日至二零一五年七月三十一日	5.800
二零零八年七月二十四日	160,000	二零零八年八月一日至二零一零年七月三十一日	二零一零年八月一日至二零一五年七月三十一日	5.800
二零零八年七月二十四日	160,000	二零零八年八月一日至二零一一年七月三十一日	二零一一年八月一日至二零一五年七月三十一日	5.800
二零零八年七月二十四日	160,000	二零零八年八月一日至二零一二年七月三十一日	二零一二年八月一日至二零一五年七月三十一日	5.800
二零零八年七月二十四日	160,000	二零零八年八月一日至二零一三年七月三十一日	二零一三年八月一日至二零一五年七月三十一日	5.800
二零零九年三月十一日	80,000	二零零九年三月十八日至二零一零年三月十七日	二零一零年三月十八日至二零一六年三月十七日	4.470
二零零九年三月十一日	80,000	二零零九年三月十八日至二零一一年三月十七日	二零一一年三月十八日至二零一六年三月十七日	4.470
二零零九年三月十一日	80,000	二零零九年三月十八日至二零一二年三月十七日	二零一二年三月十八日至二零一六年三月十七日	4.470
二零零九年三月十一日	80,000	二零零九年三月十八日至二零一三年三月十七日	二零一三年三月十八日至二零一六年三月十七日	4.470
二零零九年三月十一日	80,000	二零零九年三月十八日至二零一四年三月十七日	二零一四年三月十八日至二零一六年三月十七日	4.470

以上行使價為每股4.470港元之400,000優先認股權於二零零九年六月三十日止財務年度內授出及失效。對集團之綜合財務報表並無財務影響及並無對該等優先認股權進行估值。

從綜合收益表中扣除之優先認股權開支乃以使用二項式模式釐定之估值為基礎。授出之優先認股權乃基於以下假設進行估值：

授出日期	已授出認股權數目	優先認股權公平值 港幣	於授出日期之股份收市價 港幣	行使價 港幣	預期波幅	優先認股權之年期	無利率風險	預期股息率	次佳行使因素
二零零六年十月十七日	6,200,000	5,814,000	5.70	5.858	23.00%	7年	3.969%	4.75%	2
二零零七年十一月十九日	760,000	705,000	6.55	6.746	23.83%	7年	3.330%	5.78%	2
二零零八年七月二十四日	800,000	843,000	5.80	5.800	25.94%	7年	3.600%	4.66%	1.31

35. 股本(續)

優先認股權計劃(續)

(b) 合和公路基建(續)

預期波幅乃根據合和公路基建股價於上年度之歷史波幅釐定。該模式已考慮歸屬時間、不可轉讓性、行使限制及行為因素之影響。計算認股權公平值採用之變量及假設乃基於管理層之最佳估計。認股權之價值隨特定主觀性假設之不同變量而變化。

本年度,集團就合和公路基建授出之優先認股權確認總支出港幣1,038,000元(二零零八年:港幣2,125,000元)。

股份獎勵計劃

(a) 公司

於二零零七年一月二十五日,公司採納一項僱員股份獎勵計劃(「合和實業股份獎勵計劃」)。合和實業股份獎勵計劃由二零零七年一月二十五日起生效,為期15年。根據合和實業股份獎勵計劃之規定,集團已設立一份信託(合和實業僱員股份獎勵計劃信託),目的為管理合和實業股份獎勵計劃及於獎授股份歸屬前持有該等股份。

於截至二零零七年六月三十日止年度內,合共3,374,000股公司股份已以零代價獎授予若干公司董事。於所呈列之兩個年度均無授出獎授股份。獲獎授者不可於由獎授股份歸屬日期起計十二個月期間出售,或訂立任何協議出售有關獎授股份。公司已獎授股份之變動詳情如下:

歸屬日期	於二零零七年七月一日未配發	於年內之變動 已歸屬	於年內之變動 失效	於二零零八年六月三十日未配發
董事				
二零零八年一月二十五日	358,000	(322,000)	(36,000)	—
二零零九年一月二十五日	358,000	—	(36,000)	322,000
	716,000	(322,000)	(72,000)	322,000
加權平均公平值	港幣24.22元	港幣25.21元	港幣24.22元	港幣23.22元

歸屬日期	於二零零八年七月一日未配發	於年內之變動 已歸屬	於年內之變動 失效	於二零零九年六月三十日未配發
董事				
二零零九年一月二十五日	322,000	(322,000)	—	—
加權平均公平值	港幣23.22元	港幣23.22元	不適用	不適用

於截至二零零七年六月三十日止年度,已購入3,374,000股公司股份,總成本為港幣102,109,000元。

於授出日期之獎授股份之公平值總額為港幣87,445,000元,其中港幣2,169,000元(二零零八年:港幣7,799,000元)已列為本年度之支出。

35. 股本(續)

股份獎勵計劃(續)

(a) 公司(續)

採用以下假設計算獎授股份之公平值：

獎授日期之股份收市價	港幣28.65元
認股權之年期	1至3年
預期波幅	
第一年	22.15%
第二年	20.26%
第三年	25.28%
預期股息率	2.60%
無風險利率	
第一年	3.89%
第二年	3.92%
第三年	3.93%

獎授股份之公平值乃參考授出日期之股份收市價而釐定，並扣除於歸屬期間之股息之現值及與股份之禁售期之認沽期權之公平值，其按柏力克 — 舒爾斯期權定價模式釐定。

計算獎授股份之公平值之變量及假設乃基於董事之最佳估計。獎授股份之價值隨特定主觀性假設之不同變量而變化。

(b) 合和公路基建

於二零零七年一月二十五日，合和公路基建採納一項僱員股份獎勵計劃(「合和公路基建股份獎勵計劃」)。合和公路基建股份獎勵計劃由二零零七年一月二十五日起生效，為期15年。根據合和公路基建股份獎勵計劃之規定，合和公路基建已設立一份信託(合和公路基建僱員股份獎勵計劃信託)，目的為管理合和公路基建股份獎勵計劃及於獎授股份歸屬前持有該等股份。

於截至二零零七年六月三十日止年度內，合共1,940,000股合和公路基建股份已以零代價獎授予公司一名董事及集團若干名僱員。於所呈列之兩年並無獎授合和公路基建之股份。獲獎授者不可於由獎授股份歸屬日期起計十二個月期間出售，或訂立任何協議出售有關獎授股份。

35. 股本(續)

股份獎勵計劃(續)

(b) 合和公路基建(續)

合和公路基建已獎授股份之變動詳情如下：

歸屬日期	於二零零七年七月一日未配發	於年內之變動 已歸屬	於二零零八年六月三十日未配發
僱員			
二零零八年一月二十五日	380,000	(380,000)	—
二零零九年一月二十五日	380,000	—	380,000
	760,000	(380,000)	380,000
加權平均公平值	港幣5.94元	港幣6.21元	港幣5.68元

歸屬日期	於二零零八年七月一日未配發	於年內之變動 已歸屬	於二零零九年六月三十日未配發
僱員			
二零零九年一月二十五日	380,000	(380,000)	—
加權平均公平值	港幣5.68元	港幣5.68元	不適用

於截至二零零七年六月三十日止年度，已購入1,940,000股合和公路基建股份，總成本為港幣14,129,000元。

於授出日期釐定之獎授股份之公平值總額為港幣12,369,000元，其中港幣614,000元(二零零八年：港幣2,471,000元)已列為本年度之支出。

採用以下假設計算獎授股份之公平值：

授出日期之股份收市價	港幣7.38元
認股權之年期	1至3年
預期波幅	
第一年	25.18%
第二年	21.80%
第三年	23.47%
預期股息率	4.36%
無風險利率	
第一年	3.89%
第二年	3.92%
第三年	3.93%

獎授股份之公平價值乃參考授出日期之股份收市價而釐定，並扣除於歸屬期間之過往股息之現值及與股份之禁售期之認沽期權之公平值，其按柏力克 — 舒爾斯期權定價模式釐定。

計算獎授股份之公平價值之變量及假設乃基於董事之最佳估計。獎授股份之價值隨特定主觀性假設之不同變量而變化。

36. 股份溢價及儲備金

集團

	公司股權持有人應佔下列各項															
	股份溢價 港幣千元	資本贖回儲備金 港幣千元	資本儲備金 港幣千元	換算儲備金 港幣千元	中國法定儲備金 港幣千元	物業重估儲備金 港幣千元	投資重估儲備金 港幣千元	認股權儲備金 港幣千元	股份獎勵儲備金 港幣千元	持作股份獎勵計劃之股份 港幣千元	保留溢利 港幣千元	總數 港幣千元	一附屬公司認股權儲備金之權益成份 港幣千元	一附屬公司股份獎勵儲備金之權益成份 港幣千元	少數股東權益 港幣千元	總數 港幣千元
於二零零七年七月一日(原本呈列)	8,684,344	4,748	83,010	176,114	79,529	–	–	19,056	5,626	(21,668)	7,891,295	16,922,054	1,268	1,043	3,058,754	19,983,119
會計政策變動之影響(*附註2*)	–	–	–	(9,622)	–	–	–	–	–	–	(91,930)	(101,552)	–	–	(37,929)	(139,481)
於二零零七年七月一日(重列)	8,684,344	4,748	83,010	166,492	79,529	–	–	19,056	5,626	(21,668)	7,799,365	16,820,502	1,268	1,043	3,020,825	19,843,638
伸算附屬公司、共同控制個體及聯營公司財務報表之兑換差額(重列)	–	–	–	259,014	–	–	–	–	–	–	–	259,014	–	–	61,295	320,309
重新分類為投資物業前其他物業公平值變動產生之盈利(*附註17(d)*)	–	–	–	–	–	13,024	–	–	–	–	–	13,024	–	–	–	13,024
可供出售投資公平值變動產生之盈利	–	–	–	–	–	–	48,174	–	–	–	–	48,174	–	–	–	48,174
其他物業公平值變動產生之遞延稅項負債	–	–	–	–	–	(2,149)	–	–	–	–	–	(2,149)	–	–	–	(2,149)
可供出售投資公平值變動產生之遞延稅項負債	–	–	–	–	–	–	(3,590)	–	–	–	–	(3,590)	–	–	–	(3,590)
直接於權益確認之收入淨額	–	–	–	259,014	–	10,875	44,584	–	–	–	–	314,473	–	–	61,295	375,768
出售一共同控制個體之權益變現之換算儲備金	–	–	–	(56,025)	–	–	–	–	–	–	–	(56,025)	–	–	(20,893)	(76,918)
投資重估儲備金於出售可供出售投資時撥往損益賬	–	–	–	–	–	–	(21,756)	–	–	–	–	(21,756)	–	–	–	(21,756)
出售可供出售投資時撥回之遞延稅項負債	–	–	–	–	–	–	3,590	–	–	–	–	3,590	–	–	–	3,590
本年度溢利	–	–	–	–	–	–	–	–	–	–	5,978,766	5,978,766	–	–	550,124	6,528,890
本年度確認之收入總額	–	–	–	202,989	–	10,875	26,418	–	–	–	5,978,766	6,219,048	–	–	590,526	6,809,574
發行股份	32,604	–	–	–	–	–	–	(5,738)	–	–	–	26,866	–	–	–	26,866
股份發行費用	(28)	–	–	–	–	–	–	–	–	–	–	(28)	–	–	–	(28)
回購股份	–	21,185	–	–	–	–	–	–	–	–	(259,294)	(238,109)	–	–	–	(238,109)
向少數股東支付股息	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(367,297)	(367,297)
收購一附屬公司額外權益	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(29,572)	(29,572)
確認按股權結算以股份為基礎之付款	–	–	–	–	–	–	–	24,488	7,799	–	–	32,287	1,552	1,804	1,240	36,883
分佔共同控制個體溢利之變動	–	–	–	(2,535)	(3,106)	–	–	–	–	–	–	(5,641)	–	–	(2,086)	(7,727)
一附屬公司之少數股東之投入	–	–	–	–	–	–	–	–	–	–	–	–	–	–	1,034	1,034
一少數股東之視作投入(*附註34*)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	18,990	18,990
就集團股份獎勵計劃歸屬之股份	–	–	–	–	–	–	–	–	(8,117)	9,745	(1,628)	–	–	(1,723)	–	(1,723)
視作出售一附屬公司之權益	–	–	–	–	–	–	–	–	–	–	–	–	(442)	–	(1,091)	(1,533)
儲備金相互轉撥	–	–	–	–	5,529	–	–	–	–	–	(5,529)	–	–	–	–	–
於年內確認為分派之股息(*附註14*)	–	–	–	–	–	–	–	–	–	–	(2,038,718)	(2,038,718)	–	–	–	(2,038,718)
於二零零八年六月三十日(重列)	8,716,920	25,933	83,010	366,946	81,952	10,875	26,418	37,806	5,308	(11,923)	11,472,962	20,816,207	2,378	1,124	3,232,569	24,052,278

36. 股份溢價及儲備金(續)

集團(續)

	公司股權持有人應佔下列各項															
	股份溢價 港幣千元	資本贖回儲備金 港幣千元	資本儲備金 港幣千元	換算儲備金 港幣千元	中國法定儲備金 港幣千元	物業重估儲備金 港幣千元	投資重估儲備金 港幣千元	認股權儲備金 港幣千元	股份獎勵儲備金 港幣千元	持作股份獎勵計劃之股份 港幣千元	保留溢利 港幣千元	總數 港幣千元	一附屬公司認股權儲備金之權益成份 港幣千元	一附屬公司股份獎勵儲備金之權益成份 港幣千元	少數股東權益 港幣千元	總數 港幣千元
於二零零八年七月一日	8,716,920	25,933	83,010	366,946	81,952	10,875	26,418	37,806	5,308	(11,923)	11,472,962	20,816,207	2,378	1,124	3,232,569	24,052,278
伸算附屬公司、共同控制個體及聯營公司財務報表之兌換差額	–	–	–	(39,166)	–	–	–	–	–	–	–	(39,166)	–	–	(2,863)	(42,029)
可供出售投資公平值變動產生之虧損	–	–	–	–	–	–	(9,910)	–	–	–	–	(9,910)	–	–	–	(9,910)
直接於權益確認之支出淨額	–	–	–	(39,166)	–	–	(9,910)	–	–	–	–	(49,076)	–	–	(2,863)	(51,939)
投資重估儲備金於出售可供出售投資時撥往損益賬	–	–	–	–	–	–	(1,873)	–	–	–	–	(1,873)	–	–	–	(1,873)
本年度溢利	–	–	–	–	–	–	–	–	–	–	1,680,851	1,680,851	–	–	316,612	1,997,463
本年度確認之收入(開支)總額	–	–	–	(39,166)	–	–	(11,783)	–	–	–	1,680,851	1,629,902	–	–	313,749	1,943,651
發行股份	47,313	–	–	–	–	–	–	(6,958)	–	–	–	40,355	–	–	–	40,355
股份發行費用	(35)	–	–	–	–	–	–	–	–	–	–	(35)	–	–	–	(35)
回購股份	–	39,088	–	–	–	–	–	–	–	–	(361,468)	(322,380)	–	–	–	(322,380)
合和公路基建回購合和公路基建股份	–	–	–	–	–	–	–	–	–	–	(10,636)	(10,636)	–	–	(27,210)	(37,846)
向少數股東支付股息	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(1,157,244)	(1,157,244)
收購一附屬公司額外權益	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(1,203)	(1,203)
確認按股權結算以股份為基礎之付款	–	–	–	–	–	–	–	25,619	2,169	–	–	27,788	729	432	491	29,440
就集團股份獎勵計劃歸屬之股份	–	–	–	–	–	–	–	–	(7,477)	9,745	(2,697)	(429)	–	(1,556)	(783)	(2,768)
沒收已歸屬優先認股權	–	–	–	–	–	–	–	–	–	–	133	133	(133)	–	–	–
儲備金相互轉撥	–	–	(73,000)	15,000	423	–	–	–	–	–	57,577	–	–	–	–	–
於年內確認為分派之股息(*附註14*)	–	–	–	–	–	–	–	–	–	–	(4,995,334)	(4,995,334)	–	–	241,108	(4,754,226)
於二零零九年六月三十日	**8,764,198**	**65,021**	**10,010**	**342,780**	**82,375**	**10,875**	**14,635**	**56,467**	**–**	**(2,178)**	**7,841,388**	**17,185,571**	**2,974**	**–**	**2,601,477**	**19,790,022**

36. 股份溢價及儲備金(續)

	股份溢價 港幣千元	資本贖回儲備金 港幣千元	資本儲備金 港幣千元	認股權儲備金 港幣千元	股份獎勵儲備金 港幣千元	持作股份獎勵計劃之股份 港幣千元	保留溢利 港幣千元	總數 港幣千元
公司								
於二零零七年七月一日	8,684,344	4,748	9,872	19,056	5,626	(21,668)	3,120,075	11,822,053
本年度溢利及本年度確認之收入總額	—	—	—	—	—	—	6,338,310	6,338,310
發行股份	32,604	—	—	(5,738)	—	—	—	26,866
股份發行費用	(28)	—	—	—	—	—	—	(28)
購回股份	—	21,185	—	—	—	—	(259,294)	(238,109)
確認按股權結算以股份為基礎之付款	—	—	—	24,488	7,799	—	—	32,287
就公司股份獎勵計劃歸屬之股份	—	—	—	—	(8,117)	9,745	(1,628)	—
於年內確認為分派之股息(*附註14*)	—	—	—	—	—	—	(2,038,718)	(2,038,718)
於二零零八年六月三十日	8,716,920	25,933	9,872	37,806	5,308	(11,923)	7,158,745	15,942,661
本年度溢利及本年度確認之收入總額	—	—	—	—	—	—	426,247	426,247
發行股份	47,313	—	—	(6,958)	—	—	—	40,355
股份發行費用	(35)	—	—	—	—	—	—	(35)
購回股份	—	39,088	—	—	—	—	(361,468)	(322,380)
確認按股權結算以股份為基礎之付款	—	—	—	25,619	2,169	—	—	27,788
就公司股份獎勵計劃歸屬之股份	—	—	—	—	(7,477)	9,745	(2,268)	—
於年內確認為分派之股息(*附註14*)	—	—	—	—	—	—	(4,995,334)	(4,995,334)
於二零零九年六月三十日	**8,764,198**	**65,021**	**9,872**	**56,467**	**—**	**(2,178)**	**2,225,922**	**11,119,302**

37. 遞延稅項負債

以下為集團於本期及以往報告期間內確認之主要遞延稅項負債(資產)及其變動情況:

	加速稅項折舊 港幣千元	投資物業之公平值調整 港幣千元	產生自業務合併(附註) 港幣千元	中國共同控制個體未分配盈利 港幣千元	稅項虧損 港幣千元	其他 港幣千元	總數 港幣千元
於二零零七年七月一日(重列)	161,776	487,912	241,518	—	(165,076)	(854)	725,276
於綜合收益表中扣除(計入)							
本年度(重列)	23,810	105,887	(864)	68,898	(5,267)	(891)	191,573
稅率變動之影響	(9,624)	(27,881)	(13,801)	—	9,433	49	(41,824)
於儲備金中扣除	—	—	—	—	—	2,149	2,149
於二零零八年六月三十日(重列)	175,962	565,918	226,853	68,898	(160,910)	453	877,174
於綜合收益表中扣除(計入)	29,286	118,834	(864)	55,135	(3,796)	(542)	198,053
於二零零九年六月三十日	**205,248**	**684,752**	**225,989**	**124,033**	**(164,706)**	**(89)**	**1,075,227**

附註: 該等遞延稅項負債乃歸因於業務合併中購入之資產於首次確認時產生之應課稅暫時性差異。

遞延稅項資產與負債已就資產負債表之呈列用途而相互抵銷。

於結算日,集團未動用之稅項虧損為港幣16.29億元(二零零八年:港幣15.5億元),可用作抵銷未來溢利。就稅項虧損港幣9.98億元(二零零八年:港幣9.75億元)之已確認之遞延稅項資產為港幣1.65億元(二零零八年:港幣1.61億元)。由於未來溢利不可預計,故此未有就餘下稅項虧損港幣6.31億元(二零零八年:港幣5.75億元)確認遞延稅項資產。該等稅項虧損可無限期結轉。

38. 收購一附屬公司

於二零零八年八月一日，集團向公司若干董事收購銘威有限公司全部已發行股本，總代價約為港幣2.08億元。代價乃參考戴德梁行於收購當日對相關投資物業公平值作出之估值而達致。由於銘威有限公司主要從事物業投資，且僅持有位於香港灣仔皇后大道東213號胡忠大廈之若干商業單位，因此該收購已作收購資產列賬。

於交易中收購之淨資產如下：

	港幣千元
已收購淨資產：	
投資物業	210,000
貿易及其他應收賬款	825
銀行結餘	393
貿易及其他應付賬款	(216)
租務及其他按金	(2,602)
	208,400
總代價之支付方式：	
現金	208,400
收購產生之淨現金流出：	
已付現金代價	208,400
已收購銀行結餘	(393)
	208,007

39. 出售一附屬公司

如附註9(a)所述，公司於截至二零零八年六月三十日止年度內完成出售其附屬公司Nomusa。

	港幣千元
出售淨資產：	
於一共同控制個體之權益	204,263
長期貸款及應收款項	417,998
	622,261
出售之盈利	3,949,339
已收取之淨現金	4,571,600
以現金支付之已收取銷售代價	4,579,982
已付之出售開支	(8,382)
	4,571,600

出售所得之盈利港幣3,949,339,000元已計入截至二零零八年六月三十日止年度綜合收益表之出售共同控制個體及聯營公司之盈利內。

出售之附屬公司並無對集團於截至二零零八年六月三十日止年度之除税前溢利作出貢獻及該附屬公司並無對集團於截至二零零八年六月三十日止年度之現金流量作出貢獻。該附屬公司並無對集團於截至二零零八年六月三十日止年度之營業額作出貢獻。

40. 項目承擔

(a) 高速公路項目

於二零零八年六月三十日，集團就發展珠江三角洲西岸幹道第 II 期(「西綫 II 期」)向一共同控制個體西綫合營企業注資之未償付承擔約為人民幣9,600萬元。

於二零零九年六月三十日，集團同意待獲取中國有關當局之批准下就發展西綫 II 期及西綫 III 期向西綫合營企業注資分別約人民幣4.03億元(二零零八年：無)及人民幣9.80億元(二零零八年：人民幣5.71億元)。

除上述以外，於二零零九年六月三十日，已訂約但未計提之購買物業、設備及建設西綫 II 期之集團應佔其若干共同控制個體之承擔合共約為港幣5.21億元(二零零八年：港幣16.58億元)。

(b) 住宅及商業物業項目

於二零零九年六月二十三日，由集團之合營公司就灣仔利東街項目之發展所提交之投標獲市區重建局接納。集團及合夥人將透過彼等各自於合營公司之50%股權共同持有及發展該項目。於結算日，集團之承擔總額預期約為港幣41.5億元，佔該項目預算之發展及相關成本之50%。

(c) 發電廠項目

集團就發電廠之發展應佔其合營公司之承擔，載列如下：

	2008 *港幣千元*	***2009*** ***港幣千元***
已批准但未訂約	19,305	**201,968**
已訂約但未計提	733,544	**248,769**
	752,849	**450,737**

(d) 商業及酒店物業項目

根據集團與一中方機構就發展及租賃於中國廣州市一所商業及酒店綜合物業訂立一合作協議，集團主要負責物業之裝修及購置營運該物業所需之機器及設備，估計總成本不少於人民幣10億元。於物業發展完成後，集團有權於特定期間內支付定額月租後經營該物業，該月租將會遞增，最高年租金額為人民幣1.78億元。經營期內須支付之租金總額約為人民幣35億元。截至結算日止，集團並未就此物業項目產生任何重大成本。

(e) 物業發展

	2008 *港幣千元*	***2009*** ***港幣千元***
由集團承擔之項目		
已批准但未訂約	861,952	**346,520**
已訂約但未計提	150,638	**397,348**
	1,012,590	**743,868**

40. 項目承擔(續)

(f) 物業翻新工程

	2008 港幣千元	2009 港幣千元
已訂約但未計提之物業翻新工程開支	9,551	**6,502**

41. 營業租約承擔

集團作為出租人

年內，投資物業所得租金收入約為港幣5.46億元(二零零八年：港幣4.63億元)。於結算日，集團根據營業租約出租之投資物業賬面總額約港幣77.25億元(二零零八年：港幣68億元)。此等物業獲租客承諾於未來一至十年租用，租客並未獲授予終止租約權。

於結算日，集團與租客已根據不可撤銷營業租約簽約並按下列之未來最低租金付款：

	集團	
	2008 港幣千元	2009 港幣千元
在一年內	301,721	**323,205**
在第二年至第五年(包括首尾兩年)內	333,509	**331,380**
五年以後	5,352	**59**
	640,582	**654,644**

42. 或然負債

(a) 出售亞洲電力

關於往年度集團出售亞洲電力發展有限公司(「亞洲電力」)之權益，集團與買家簽訂協議，訂明買家及其關連公司同意解除及放棄向集團提出根據出售協議引致之 索償。集團亦同意解除及放棄向買家及其關連公司提出任何索償。就此而言，集團已向買家及其關連公司作出若干履約承擔及擔保，為此於往年度之綜合財務報告表中已撥備約港幣8,400萬元。該撥備為管理層就清償集團於上述協議下責任及負債所需之費用及支出之最佳估計。董事認為該撥備由結算日起一年內無須支付，故有關撥備被歸類作非流動項目。

42. 或然負債(續)

(b) 擔保

集團

(i) 公司之一附屬公司，於二零零九年六月三十日已就該附屬公司物業之若干買方就償還銀行按揭貸款達港幣200萬元(二零零八年：港幣700萬元)出任擔保人。

(ii) 於二零零八年六月三十日，集團之一共同控制個體已為其向海外供應商購買機器而作出一筆約人民幣2,800萬元之銀行擔保。集團於二零零八年六月三十日應佔共同控制個體之擔保約達至人民幣1,100萬元。該擔保於本年內已解除。

公司

(i) 於二零零九年六月三十日，公司擔保附屬公司之信貸額合共港幣138.65億元(二零零八年：港幣139.65億元)，其中信貸額港幣1,300萬元(二零零八年：港幣1,300萬元)已於二零零九年六月三十日被用於公用事業按金擔保。

43. 退休福利計劃

集團已為香港僱員成立強制性公積金計劃(「強積金計劃」)。強積金計劃之資產以獨立信託人監管之基金形式分開持有。於綜合收益表扣除之退休福利計劃供款為集團按各僱員以港幣20,000元為上限之有關月薪5%之已付及應付供款。

於中國之附屬公司聘用之僱員為中國政府設立之國家管理退休福利計劃之參與者。中國附屬公司須向該等退休福利計劃繳納相當於員工薪酬一定百分比之款項，以資助實現有關福利。集團對該等退休福利計劃之唯一責任為根據該等計劃作出規定供款。

於年內綜合收益表中扣除之成本總額為港幣8,876,000元(二零零八年：港幣8,178,000元)為集團就本會計期間向該等計劃作出的已付或應付之供款。於結算日並無喪失權利之供款能用作減低未來供款責任。

44. 關連人士交易

除上文所披露與關連人士有關之交易及結餘外，集團與關連人士進行之交易如下：

截至二零零八年六月三十日止年度，公司一間附屬公司之前向廣深高速公路合營企業投入之註冊資本港幣7.02億元已由廣深高速公路合營企業償還。根據中國的中外合資經營企業法，倘若註冊資本於合營企業經營期屆滿前獲償還而廣深高速公路合營企業於合營企業經營期內無法償還其財務責任，公司之附屬公司作為外資合營企業須承擔廣深高速公路合營企業之財務責任，惟相關金額以港幣7.02億元為上限。

主要管理人員之薪酬

已付或應付集團主要管理人員之酬金為港幣3,600萬元(二零零八年：港幣5,800萬元)，其中包括以股份為基礎之付款港幣300萬元(二零零八年：港幣1,400萬元)及短期利益港幣3,300萬元(二零零八年：港幣4,400萬元)。有關酬金乃由董事會經考慮個別人士之表現及市場趨勢後釐定。

45. 資本風險管理

集團管理其資本，旨在透過優化債務及權益平衡使得股東回報最大化的同時，確保集團內實體能夠保持其持續經營能力。集團的整體策略與往年一致。

集團資本架構包括公司權益持有人應佔權益，當中包括已發行股本及溢價、保留溢利及其他儲備金。

公司董事定期檢討資本架構。作為此檢討之一部分，公司董事經考慮提撥資金後，評估主要項目之預算。根據營運預算，董事考慮資本成本以及與各類資本相關之風險，並透過支付股息、發行新股、購回股份以及發行債務以平衡公司整體資本架構。

46. 金融工具

(a) 金融工具類別

	集團		公司	
	2008 港幣千元	**2009** **港幣千元**	2008 港幣千元	**2009** **港幣千元**
金融資產：				
按攤銷成本計算之貸款及應收款項(包含現金及現金等值物)	11,955,175	**5,335,082**	17,573,715	**12,716,833**
可供出售投資	65,096	**33,318**	3,000	**3,000**
	12,020,271	**5,368,400**	17,576,715	**12,719,833**
金融負債				
按攤銷成本計算之負債	367,722	**343,008**	331,791	**303,022**

(b) 財務風險管理目標與政策

集團及公司之主要金融工具包括應收貸款、可供出售投資、給予一共同控制個體之貸款、貿易及其他應收賬款、應收附屬公司款項、銀行結餘及現金、貿易及其他應付賬款、租務及其他按金，以及應付聯營公司、附屬公司、一間共同控制個體及一附屬公司之一少數股東之款項。該等金融工具之詳情已於相關之附註披露。下文載列與該等金融工具有關之風險及如何減低該等風險之政策。集團會管理及監控該等風險，以確保及時及有效地採取適當措施。集團之整體策略與往年一致。

集團及公司之金融工具之主要風險為市場風險(包括貨幣風險、利率風險及價格風險)、信貸風險及流動資金風險。董事檢討並同意管理各項該等風險之政策，該等政策概括如下：

市場風險

(i) 貨幣風險

集團及公司於進行若干交易時以外幣計值，因而承受匯率波動之風險。集團及公司若干金融資產及負債按港幣、人民幣或美元計值為該集團實體之功能貨幣以外之貨幣。集團藉持續監管外幣匯率變動以管理外匯風險。

46. 金融工具(續)

(b) 財務風險管理目標與政策(續)

市場風險(續)

(i) 貨幣風險(續)

集團及公司於報告日期以外幣計值之貨幣資產及負債賬面值如下：

集團

	資產		負債	
	2008 港幣千元	2009 港幣千元	2008 港幣千元	2009 港幣千元
港幣	58,712	**1,996,139**	73,606	**1,039**
人民幣	380,023	**126,432**	59	**—**
美元	3,050,778	**1,001,291**	1,569	**—**

公司

	資產		負債	
	2008 港幣千元 (重列)	2009 港幣千元	2008 港幣千元	2009 港幣千元
人民幣	471	**125**	—	**—**
美元	155	**140,113**	—	**—**

貨幣風險敏感度分析

由於港元與美元掛鈎，故假設兩種貨幣之間不會有重大貨幣風險。集團及公司之外匯風險主要集中於人民幣兑港元之波動。以下敏感度分析僅包括集團涉及以人民幣及港幣計算之貨幣項目之貨幣風險。集團之敏感度分析亦包括公司間結餘之貨幣風險。

該敏感度分析僅包括上文披露之以外幣計值尚未結算之貨幣項目，並於年底按5%之匯率變動幅度調整其換算。

集團

於結算日，倘人民幣兑港元匯率轉強／轉弱5%(此乃向主要管理人員內部匯報外匯風險使用之敏感度比率，亦即管理層對匯率可能出現之合理變動之評估)，集團於截止二零零九年六月三十日止年度溢利將下跌／上升約港幣9,340萬元(二零零八年：上升／下跌港幣7,390萬元)。

公司

於結算日，倘人民幣兑港元匯率轉強／轉弱5%(此乃向主要管理人員內部匯報外匯風險使用之敏感度比率，亦即管理層對匯率可能出現之合理變動之評估)，公司於截止二零零九年六月三十日止年度溢利將上升／下跌約港幣6,000元(二零零八年：港幣24,000元)。

此外，截至二零零九年及二零零八年六月三十日，集團若干共同控制個體持有外幣銀行存款。與該等外幣存款相關的外匯風險於附註23披露。

46. 金融工具(續)

(b) 財務風險管理目標與政策(續)

市場風險(續)

(ii) 利率風險

集團因固定利率銀行存款及給予一共同控制個體之免息貸款而承受公平值利率風險。公司則因固定利率銀行存款及應收附屬公司之免息款項而承受公平值利率風險。集團之政策乃以固定利率存放若干金額之銀行存款。

集團因若干以浮息計算之銀行存款而承受現金流量利率風險。公司因以浮息計算之銀行存款而承受現金流量利率風險並不重大。集團及公司之現金流量利率風險主要集中於通行市場利率之波動。

利率風險敏感度分析

以下敏感度分析乃基於結算日集團為給予一共同控制個體之計息貸款及按通行利率計息之銀行存款所承受利率風險而作出,並假設結算日結欠之金額於全年一直結欠,並於整個財政年度一直維持不變。

集團

倘以現行利率計息之銀行存款利率上升/下跌50點子(此乃向主要管理人員內部匯報利率風險使用之敏感度比率,亦即管理層對利率可能出現之合理變動之評估),則截止二零零九年六月三十日止年度集團之溢利將增長/下跌約港幣80萬元(二零零八年:港幣300萬元)。分析假設結算日結欠之金額於全年一直結欠。

(iii) 價格風險

集團因其可供出售投資而承受股本價格風險。管理層將密切監察股本價格風險,並將於必要時緩解所承受之風險。集團之股本價格風險主要集中於完善建立之交易所上市之股本工具。

價格風險敏感度分析

以下敏感度分析乃基於呈報日所承受之上市股權投資之股本價格風險而作出。

倘按公平值計算之上市可供出售投資的價格上升/下跌10%,集團之投資估值儲備金將上升/下跌港幣300萬元(二零零八年:港幣620萬元)。

46. 金融工具(續)

(b) 財務風險管理目標與政策(續)

信貸風險

倘交易對家未能解除有關責任，則集團及公司須承受會導致集團及公司產生財務虧損的信貸風險，該最高風險為資產負債表所述之各已確認金融資產之賬面值及於附註42(b)所披露之集團及公司所給予之財務擔保的金額。

集團之信貸風險主要來自貿易與其他應收款項。為盡量減少信貸風險，集團管理層採取監控程序，確保已執行跟進行動，收回逾期債項。此外，集團於各結算日檢討各個別債項之可收回金額，以確保對不可收回金額提撥足夠減值虧損。就此而言，公司董事認為集團之信貸風險已大幅下降。

除給予一共同控制個體之貸款及來自一共同控制個體之應收股息外，集團並無重大集中信貸風險，所涉及風險已適當地分佈於多名交易對手及客戶。

公司之信貸風險主要來自應收附屬公司款項。為減低信貸風險，公司董事會於各結算日檢討應收附屬公司之各個別款項之可收回金額，以確保對不可收回金額提撥足夠減值虧損。就此而言，公司董事認為公司之信貸風險已大幅下降。

集團及公司之流動資金之信貸風險有限，因為交易對手乃享有國際信貸評級機構給予高信貸評級之銀行。

流動資金風險

於二零零九年六月三十日，集團之總資產減流動負債及集團之流動資產淨值分別為港幣232.09億元(二零零八年：港幣273.04億元)及港幣53.14億元(二零零八年：港幣116.76億元)。

在管理流動資金風險方面，集團監控並維持現金與現金等值物之水平至管理層認為足以應付集團業務及足以減少現金流量波動之影響之水平。管理層監控可動用銀行信貸額之運用情況，並確保遵守信貸契約。於二零零九年六月三十日，集團持未被動用之銀團貸款額為港幣159.5億元(二零零八年：港幣159.5億元)及其他銀行貸款額為港幣15.02億元(二零零八年：港幣16.02億元)。

下表詳細列出集團及公司之金融負債合約到期日。該表乃根據集團及公司可能須於最早日期支付金融負債之未貼現現金流量而列出。該表包括利息及本金現金流量。利息支出乃以合約利率計算，而如屬浮動利率，則根據結算日通行市場利率計算。

46. 金融工具(續)

(b) 財務風險管理目標與政策(續)

流動資金風險(續)

流動資金及利率風險表

集團

	須於要求時償還或少於1個月 港幣千元	1-2個月 港幣千元	超過2個月但不超過1年 港幣千元	1-5年 港幣千元	超過5年 港幣千元	貼現現金流量總額 港幣千元	二零零八年六月三十日之賬面值 港幣千元
二零零八年							
不計息							
貿易及其他應付賬款	115,244	18,864	43,185	15,969	—	193,262	193,262
租務及其他按金	3,785	5,249	29,526	64,796	1,260	104,616	104,616
應付聯營公司之金額	9,865	—	—	—	—	9,865	9,865
應付一附屬公司之一少數股東之金額	—	—	—	—	78,969	78,969	59,979
	128,894	24,113	72,711	80,765	80,229	386,712	367,722

	須於要求時償還或少於1個月 港幣千元	1-2個月 港幣千元	超過2個月但不超過1年 港幣千元	1-5年 港幣千元	超過5年 港幣千元	貼現現金流量總額 港幣千元	二零零九年六月三十日之賬面值 港幣千元
二零零九年							
不計息							
貿易及其他應付賬款	**108,592**	**9,434**	**9,889**	**20,997**	—	**148,912**	**148,912**
租務及其他按金	**6,639**	**4,334**	**32,907**	**75,043**	**1,260**	**120,183**	**120,183**
應付一間共同控制個體之金額	**2,243**	—	—	—	—	**2,243**	**2,243**
應付聯營公司之金額	**9,741**	—	—	—	—	**9,741**	**9,741**
應付一附屬公司之一少數股東之金額	—	—	—	—	**78,969**	**78,969**	**61,929**
	127,215	**13,768**	**42,796**	**96,040**	**80,229**	**360,048**	**343,008**

46. 金融工具(續)

(b) 財務風險管理目標與政策(續)

流動資金風險(續)

流動資金及利率風險表(續)

公司

	須於要求時償還或少於1個月 港幣千元	1-2個月 港幣千元	超過2個月但不超過1年 港幣千元	1-5年 港幣千元	超過5年 港幣千元	貼現現金流量總額 港幣千元	二零零八年六月三十日之賬面值 港幣千元
二零零八年							
不計息							
貿易及其他應付賬款	5,446	—	—	—	—	5,446	5,446
應付聯營公司之金額	9,865	—	—	—	—	9,865	9,865
應付附屬公司之金額	316,480	—	—	—	—	316,480	316,480
	331,791	—	—	—	—	331,791	331,791

	須於要求時償還或少於1個月 港幣千元	1-2個月 港幣千元	超過2個月但不超過1年 港幣千元	1-5年 港幣千元	超過5年 港幣千元	貼現現金流量總額 港幣千元	二零零九年六月三十日之賬面值 港幣千元
二零零九年							
不計息							
貿易及其他應付賬款	**8,603**	—	—	—	—	**8,603**	**8,603**
應付聯營公司之金額	**9,741**	—	—	—	—	**9,741**	**9,741**
應付附屬公司之金額	**284,678**	—	—	—	—	**284,678**	**284,678**
	303,022	—	—	—	—	**303,022**	**303,022**

(c) 公平值

金融資產及金融負債之公平值按以下方式釐定：

- 受標準條款與條件規管及於活躍流動市場交易之可供出售投資之公平值乃參考刊報之市場買盤價釐定。
- 其他金融資產及負債之公平值按公認定價模式，根據現金流量貼現分析或以可知當前市場交易價格釐定。

董事認為，按經攤銷成本列入綜合財務報表之金融資產及金融負債之賬面值與其公平值相若。

47. 主要附屬公司

董事認為若將所有附屬公司列出，篇幅冗長，故下文只概列於二零零八年及二零零九年六月三十日主要影響集團之業績、資產或負債之附屬公司之資料。除特別註明外，所有下列附屬公司均為私人公司，並主要於註冊成立之地方經營，並且所有已發行之股份均為普通股。所有附屬公司於年度內或年終時均無任何未償還之貸款資本。

公司名稱	已發行繳足股本	公司所持已發行股本面值之比例 直接 二零零八年 %	二零零九年 %	間接 二零零八年 %	二零零九年 %	主要業務
於香港註冊成立：						
Banbury Investments Limited	2股每股面值港幣1元	100	100	—	—	物業投資
德國食品有限公司	3,000,000股每股面值港幣1元	—	—	90	90	製造及銷售食品
置勝有限公司	9,680股每股面值港幣100元	100	100	—	—	提供管理服務
Exgratia Company Limited	2股每股面值港幣1元	100	100	—	—	物業投資
GardenEast Limited	10,000股每股面值港幣100元	—	—	100	100	物業投資
GardenEast Management Limited (前稱Nice Strength Investment limited)	300,000股每股面值港幣1元	—	—	100	100	物業管理
HH Finance Limited	100,000股每股面值港幣10元	100	100	—	—	融資貸款
HHI Finance Limited	1股每股面值港幣1元	—	—	73.01	70.27	融資貸款
國際展貿中心管理有限公司	300,000股每股面值港幣1元	—	—	100	100	物業管理
合和中心管理有限公司	209,200股每股面值港幣100元	—	—	100	100	物業管理
合和中國發展(高速公路)有限公司(ii)	2股每股面值港幣1元及4股每股面值港幣1元之無投票權遞延股	—	—	71.18	68.51	高速公路項目投資
合和建築有限公司	200,000股每股面值港幣100元	—	—	100	100	建築、項目管理及投資控股
合和食品有限公司	1,000,000股每股面值港幣1元	—	—	100	100	經營餐廳飲食

47. 主要附屬公司(續)

公司名稱	已發行繳足股本	公司所持已發行股本面值之比例 直接 二零零八年 %	直接 二零零九年 %	間接 二零零八年 %	間接 二零零九年 %	主要業務
於香港註冊成立:(續)						
合和廣珠高速公路發展有限公司(ii)	2股每股面值港幣1元及2股每股面值港幣1元之無投票權遞延股	—	—	73.01	70.27	高速公路項目投資
合和酒店管理有限公司(前稱美家酒店管理有限公司)	3,000,000股每股面值港幣1元	—	—	100	100	酒店管理
合和物業管理有限公司	2股每股面值港幣100元	—	—	100	100	樓宇及車位管理
合和物業代理有限公司	30,000股每股面值港幣100元	—	—	100	100	物業代理及投資控股
合和風電(香港)有限公司	1股每股面值港幣1元	—	—	—	100	風力發電項目投資
合電投資(香港)有限公司	1股每股面值港幣1元	—	—	87.5	87.5	發電廠項目投資
國際展貿中心有限公司	2股每股面值港幣1元及10,000股每股面值港幣1元之無投票權遞延股	—	—	100	100	物業投資及經營展貿中心
美家餐飲服務有限公司	2股每股面值港幣1元	—	—	100	100	經營食肆及提供餐飲服務
九龍悅來酒店有限公司	2股每股面值港幣100元及20,000股每股面值港幣100元之無投票權遞延股	—	—	100	100	物業投資、酒店持有及經營
樂富有限公司	52,000股每股面值港幣100元	100	100	—	—	投資控股

47. 主要附屬公司(續)

公司名稱	已發行繳足股本	公司所持已發行股本面值之比例 直接 二零零八年 %	直接 二零零九年 %	間接 二零零八年 %	間接 二零零九年 %	主要業務
於香港註冊成立:(續)						
悅來坊管理有限公司	300,000股每股面值港幣1元	—	—	100	100	物業管理
QRE Plaza Limited	1,000股每股面值港幣100元	—	—	100	100	物業投資
QRE Plaza Managment Limited	300,000股每股面值港幣1元	—	—	100	100	物業管理
滑模工程有限公司	1,000,001股每股面值港幣1元	—	—	100	100	建築、項目顧問及投資控股
韋安投資有限公司	2股每股面值港幣1元及2股每股面值港幣1元之無投票權遞延股	—	—	100	100	物業投資及投資控股
Yuba Company Limited	10,000股每股面值港幣1元	—	—	100	100	物業投資
於中國成立:						
廣州市合和(花都)置業發展有限公司	人民幣99,200,000元(註冊資本)	—	—	95	95	物業發展
廣州市冠暉物業管理有限公司	人民幣500,000元(註冊資本)	—	—	76	76	物業管理
廣州誠滿物業管理有限公司	人民幣350,000,000元(註冊資本)	—	—	100	100	物業管理

47. 主要附屬公司(續)

公司名稱	已發行繳足股本	公司所持已發行股本面值之比例 直接 二零零八年 %	二零零九年 %	間接 二零零八年 %	二零零九年 %	主要業務
於英屬處女群島註冊成立：						
Anber Investments Limited	1股每股面值1美元	—	—	100	100	投資控股
合和(花都)置業投資有限公司	1股每股面值1美元	100	100	—	—	投資控股
合和風電有限公司	1股每股面值1美元	—	—	—	100	投資控股
Procelain Properties Ltd.(i)	1股每股面值1美元	—	—	100	100	物業投資
Singway (B.V.I.) Company Limited (i)	1股每股面值1美元	—	—	100	100	物業投資
Yeeko Investment Limited	1股每股面值1美元	—	—	100	100	投資控股
於開曼群島註冊成立：						
Delta Roads Limited (i)	46,422股每股面值港幣10元	—	—	100	100	投資控股
合和公路基建有限公司(iii)	2,961,690,283股每股面值港幣0.1元	0.29	—	72.72	70.27	投資控股

附註：

(i) 主要於香港經營業務

(ii) 主要於中國經營業務

(iii) 合和公路基建有限公司為於香港聯合交易所上市之公司，於香港及中國透過其附屬公司和共同控制個體經營業務。

無投票權遞延股實際上不附帶任何收取有關公司之股息或通告及出席其股東大會或投票之權利，亦無權於公司清盤時獲取任何分派。

上述附屬公司及其他並未列出之附屬公司之資料，將根據香港公司條例於即將送呈香港公司註冊處存案之公司週年申報表內詳列。

48. 主要聯營公司

下文乃主要聯營公司於二零零九年及二零零八年六月三十日之資料，此等聯營公司乃於香港註冊及營運：

公司名稱	*集團所持已發行股本面值之比例* %	*主要業務*
添麗有限公司	46	物業投資
合信保險及再保險顧問有限公司	25	保險經紀

董事認為若將所有聯營公司列出，篇幅將會過於冗長。上述聯營公司及其他並未列出之聯營公司之資料，將根據香港公司條例於即將送呈香港公司註冊處存案之公司週年申報表內詳列。

49. 財務報表之批准

載於第87至158頁之財務報表已於二零零九年八月二十六日獲董事會批准及授權刊發。

主要物業一覽表

A. 已落成投資物業及酒店物業(除非特別說明，物業乃中期租約)：

物業	座落地點	用途	地塊面積 (平方米)	總樓面面積 (平方米)	集團權益 (%)
國際展貿中心	九龍九龍灣展貿徑1號	會議、展覽、食肆、寫字樓、商業及停車場	22,280	161,575*	100
合和中心 (長期租約)	香港灣仔皇后大道東183號	商業、寫字樓及停車場	5,207	78,102*	100
GardenEast	香港灣仔皇后大道222號	住宅及商業用途	1,082	8,965	100
QRE Plaza	香港灣仔皇后大道東202號	商業	464	7,154	100
悅來酒店					
－酒店物業	新界荃灣荃華街3號	酒店經營		47,167	100
－商場及停車場		商場及停車場		24,595*	100
			5,750	71,762	
胡忠大廈四個商用單位、一間餐廳及80個車位	香港灣仔皇后大道東213號地下–5字樓	商用及停車場	不適用	1,642*	100

* 不包括車位之面積。

B. 發展中之物業及物業存貨：

物業／土地	座落地點	用途	完成階段	地塊面積（平方米）	總樓面面積[i]（平方米）	集團權益（%）
合和中心二期	香港灣仔船街、堅尼地道及厚豐里	酒店綜合設施包括消閒、購物、餐廳及其他商業設施(計劃中)	計劃中	5,835.8[ii]	101,600[iii]	100
樂活道12號	香港跑馬地樂活道12號	住宅用途(計劃於二零一零年第二季完工)	上蓋建築進行中	2,116	11,000	100
合和新城	中國廣州花都區	住宅、商業、物流及社區設施				95
		－首期	已完工	不適用	35,264	
		－餘下	計劃中	610,200[iv]	1,539,229[iv]	
利東街項目	香港灣仔利東街／麥加力歌街	住宅、商業及其他設施	計劃中	8,220	77,584	50

附註：

(i) 現時計劃下之大約總樓面面積。

(ii) 該物業發展所需土地面積約9,840平方米，其中5,835.8平方米之土地為集團持有，另其餘之土地將主要通過與政府土地交換方式收購，惟尚未達成有關之補地價金額。

(iii) 集團於二零零八年十一月宣佈將原計劃的總樓面面積164,091平方米(根據於一九九四年獲得的城市規劃委員會批准)減少至約101,600平方米。

(iv) 此地塊面積及總樓面面積乃根據已取得之國有土地使用證及經相關政府部門批准的最新整體規劃圖。

Financial Calendar

Extraordinary special interim dividend paid ***(HK330 cents per ordinary share)***	14 November 2008
Interim results announcement	26 February 2009
Closure of Register	16 March 2009 to 19 March 2009 *(both days inclusive)*
Interim dividend paid ***(HK40 cents per ordinary share)***	on 20 March 2009
Special interim dividend by way of distribution in specie of 1 share in HHI for every whole multiple of 10 shares in the Company	on 31 March 2009
Final results announcement	26 August 2009
Closure of Register	7 October 2009 to 13 October 2009 *(both days inclusive)*
Annual General Meeting	13 October 2009
Proposed final dividend payable ***(HK58 cents per ordinary share)***	on or about 14 October 2009

財務日誌

非慣常特別中期股息 ***(每普通股為港幣330仙)***	二零零八年十一月十四日
公佈中期業績	二零零九年二月二十六日
暫停辦理股份過戶登記	二零零九年三月十六日至 二零零九年三月十九日 *(包括首尾兩天在內)*
派付中期股息 ***(每普通股為港幣40仙)***	二零零九年三月二十日
以實物方式派付特別中期股息，為每持有完整10股本公司股份可獲派1股合和公路基建股份	二零零九年三月三十一日
公佈全年業績	二零零九年八月二十六日
暫停辦理股份過戶登記	二零零九年十月七日至 二零零九年十月十三日 *(包括首尾兩天在內)*
股東週年大會	二零零九年十月十三日
派付建議之末期股息 ***(每普通股為港幣58仙)***	約於二零零九年十月十四日

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Hopewell Holdings Limited
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068
Web Page : www.hopewellholdings.com

合和實業有限公司
香港皇后大道東183號
合和中心64樓
電話 : (852) 2528 4975
圖文傳真 : (852) 2861 2068
網址 : www.hopewellholdings.com